

中国银行
BANK OF CHINA



File No.82-35030

Our Ref: BOC/BS (2008)054 (CY)

2 September 2008

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing Section
SEP 10 2008
Washington, DC
111

SUPPL

Best Available Copy

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of the document, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact the undersigned at (852) 2974 7376 or our Mr. Zhang Handong at (8610) 6659 4567 or Mr. Zhang Binbin at (8610) 6659 2636.

Yours faithfully,
For and on behalf of
Bank of China Limited

PROCESSED
SEP 16 2008
THOMSON REUTERS

Yeung Cheung Ying
Company Secretary

9/15

Encl.

Annex A

List of Document(s) Furnished

1. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 August 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited.
2. Bank of China 2008 Interim Report
3. Bank of China 2008 Interim Results Announcement
4. Announcement Regarding the Date of Board Meeting

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement dated 28 August 2008 in relation to a summary of the Bank's 2008 interim results prepared in accordance with the China Accounting Standards 2006 as published in the PRC.

2. Report dated 28 August 2008 in relation to the Bank's 2008 interim results prepared in accordance with the China Accounting Standards 2006 as published in the PRC.

3. Overseas regulatory announcement dated 29 August 2008 in relation to the publication in the PRC of the announcements on a summary and a full text of the Bank's 2008 interim results prepared in accordance with China Accounting Standards 2006, as published on the website of Hong Kong Exchanges and Clearing Limited.

File No. 82-35030

SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	02/09/2008	09:13:30	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	02/09/2008	09:13:31	Approved By 審批者	03988P08
Submission No. 呈交編號	EBIS-080901-00145		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Y.W. Pak			
Contact No. 聯絡電話	2846 2703			

For the month ended : 31/08/2008
截至月份：

Name of Issuer 公司名稱	LM03988	Bank of China Limited
Representative Code/Name 代表代號／姓名		

Contact Person 聯絡人: Y.W. Pak

Contact Telephone No. 聯絡電話: 2846 2703

Date submitted 呈交日期: 02/09/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [x] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號： 3988 Description : 說明 : H shares

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			

File No. 82-32030

	No. of Shares	Par Value	Authorised Share Capital
Balance at close of the month 本月底結存	76,020,251,269	RMB 1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB 1.00	177,818,910,740
Increase/(Decrease) 增加 ／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日 ／ 月 ／ 年）			
Balance at close of the month 本月底結存	177,818,910,740	RMB 1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加 ／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日 ／ 月 ／ 年）			
Balance at close of the month			

本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement

D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						(●) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				(●) Ordinary (1) 普通股 (1) ( ) Ordinary (2)

Stock Code
股份代號

Subscription Price HKD
認購價

普通股 (2)
Preference
優先股
Other Class
其他類別

2. HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )

Stock Code
股份代號

Subscription Price HKD
認購價

3. HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )

Stock Code
股份代號

Subscription Price HKD
認購價

4. HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )

Stock Code
股份代號

Subscription Price HKD
認購價

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

					由此而產生的新股數目
1.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

○ Preference 優先股
○ Other Class 其他類別

5.	**Bonus Issue** **紅股發行**		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
6.	**Repurchase of share** **購回股份**		Cancellation Date: (dd/mm/yyyy) 註銷日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
7.	**Redemption of share** **贖回股份**		Redemption Date: (dd/mm/yyyy) 贖回日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
8.	**Other** **其他**	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：	◉ Ordinary (1) 普通股 (1)

(日／月／年)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

(Please specify)
(請註明)

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Yeung Cheung Ying

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對的酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。


BANK OF CHINA

BANK OF CHINA LIMITED

2008 INTERIM REPORT

Stock Code: 3988

The print version of the 2008 Interim Report to be published in late September 2008 will supersede this version.

CONTENTS

Financial Highlights	2
Corporate Information	3
Message from the Chairman	4
Message from the President	6
Management Discussion and Analysis	8
Financial Review	8
Business Review	14
Risk Management	23
Olympic Service	28
Social Responsibilities	29
Outlook	29
Changes in Share Capital and Shareholdings of Substantial Shareholders	30
Directors, Supervisors, Senior Management and Staff	38
Corporate Governance	42
Significant Events	48
Report on Review of Interim Financial Information	56
Interim Financial Information	58
Unaudited Supplementary Financial Information	128
Supplementary Information – Reconciliation of Differences between CAS and IFRS Financial Information	134
Definitions	135

Financial Highlights

Note: This report is prepared in accordance with International Financial Reporting Standards(IFRS).

Unit: RMB million

	Note	For the six month period ended 30 June 2008	For the six month period ended 30 June 2007
Results of operations			
Net interest income		81,523	71,027
Non-interest income	1	37,341	18,759
Operating income	2	118,864	89,786
Operating expenses		(44,875)	(33,062)
Impairment losses on assets		(17,144)	(6,409)
Operating profit		56,845	50,315
Profit before income tax		57,361	50,920
Profit for the period		44,645	32,382
Profit attributable to the equity holders of the Bank		42,181	29,543
Earnings per share for profit attributable to the equity holders of the Bank (basic and diluted, RMB)		0.17	0.12
Key financial ratios			
Return on average total assets (%)	3	1.43	1.16
Return on average equity (%)	4	19.81	15.18
Net interest spread (%)	5	2.55	2.49
Net interest margin (%)	6	2.72	2.66
Non-interest income to operating income (%)	7	31.41	20.89
Cost to income (%)	8	37.75	36.82
Cost to income (excluding business and other taxes, %)		32.96	32.48
Credit cost (%)	9	0.43	0.41

	Note	As at 30 June 2008	As at 31 December 2007
Balance sheet items			
Total assets		6,483,121	5,991,217
Loans, net		3,141,972	2,754,493
Investment securities	10	1,663,200	1,712,927
Total liabilities		6,023,451	5,540,560
Due to customers		4,863,664	4,400,111
Capital and reserves attributable to the equity holders of the Bank		431,071	420,430
Loan to deposit ratio (%)	11	66.67	64.78
Net assets per share (RMB)	12	1.70	1.66
Capital adequacy ratios			
Core capital adequacy ratio (%)		10.85	10.67
Capital adequacy ratio (%)		13.78	13.34
Asset quality			
Identified impaired loans		87,197	90,317
Identified impaired loans to gross loans (%)	13	2.69	3.17
Allowance for loan impairment losses		100,868	96,068
Allowance for loan impairment losses to identified impaired loans (%)	14	115.68	106.37

Please refer to "Definitions" in this report for notes.

Corporate Information

Registered Corporate Name in Chinese
中國銀行股份有限公司（"中國銀行"）

Registered Corporate Name in English
BANK OF CHINA LIMITED
("Bank of China")

Legal Representative and Chairman
XIAO Gang

Vice Chairman and President
LI Lihui

Secretary to the Board of Directors
ZHANG Bingxun

Office Address:
No. 1 Fuxingmen Nei DaJie, Beijing, China
Telephone: (86)10-6659 2638
Facsimile: (86)10-6659 4568
E-mail: bocir@bank-of-china.com

Company Secretary
Cheung Ying YEUNG

Listing Affairs Representative
LUO Nan

Registered Address of Head Office
No. 1 Fuxingmen Nei DaJie,
Beijing, China

Office Address
No. 1 Fuxingmen Nei DaJie,
Beijing, China, 100818
Website: http://www.boc.cn
E-mail: bocir@bank-of-china.com

Place of Business in Hong Kong
8/F, Bank of China Tower
1 Garden Road, Central
Hong Kong

Selected Newspapers for Information Disclosure (A Shares)
China Securities, Shanghai Securities, Securities Times

Website Designated by CSRC to Publish the Interim Report
http://www.sse.com.cn

Website Designated by The Stock Exchange of Hong Kong Limited to Publish the Interim Report
http://www.hkexnews.hk

Places Where the Interim Report can be Obtained
Major business locations

Stock Information
A Shares
Shanghai Stock Exchange
Stock Name: 中國銀行
Stock Code: 601988
H Shares
The Stock Exchange of Hong Kong Limited
Stock Name: Bank of China
Stock Code: 3988

A-Share Registrar
Shanghai Branch of China Securities Depository and Clearing Corporation Limited
36/F, China Insurance Building
166 East Lujiazui Road
Pudong New Area, Shanghai
Telephone: (86)21-3887 4800

H-Share Registrar
Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18/F, Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong
Telephone: (852) 2862 8555

Message from the Chairman

I am pleased to report to our shareholders and the wider community our business results for the first half of 2008. As of 30 June 2008, our Bank recorded a profit attributable to the equity holders of RMB42.181 billion, a year-on-year increase of 42.78%, and earnings per share of RMB0.17. Return on average total assets and return on average equity increased to 1.43% and 19.81% respectively.

In the first half of the year, China's banks enjoyed a broadly stable operating environment but witnessed increasing risks and uncertainties. Intensified global inflationary pressure and the deepening impact of the US subprime mortgage crisis led to the drastic fluctuation in the international financial markets, with some regions showing signs of economic turbulence and financial crisis. As a result of soaring domestic commodity prices, the costs of China's economic operation increased. With serious losses also caused by natural disasters, some enterprises' profitability declined. Domestic capital markets experienced a sharp adjustment and the booming real estate market came to stagnate at a high price level, leading to shrinking personal property values and incomes.

Although operating in a complex business environment, our Bank persisted with reform and development, based on a scientific approach. We pushed forward various business initiatives in line with the objectives established at the beginning of the year, and accelerated the transformation of our corporate banking business, marketing practice and management system. Our Bank also devoted great effort to developing and implementing a personal banking strategy focused on middle to high-end customers, and accelerated the restructuring of the financial markets business, by continuously enhancing product innovation and marketing, strengthening risk management and internal control, and promoting the integration of business architecture and the construction of an IT blueprint. As a result, we were able to achieve sustained and rapid development across various business lines in the first half of the year. In addition, remarkable progress was also made in enhancing interaction between domestic and overseas operations as well as increasing business integration at home and abroad. Our global branch network was further expanded and our diversified business platform further enhanced. The establishment of our new outlets in Europe, Latin America and Asia went smoothly, and our UK subsidiary successfully acquired shares in the Switzerland-based Heritage Fund Management Company.

As the sole banking partner of the Beijing 2008 Olympic Games, our Bank spared no effort in our preparations to provide financial services for the event, following the tenet of "Development inspired by, and contributing to, Olympic excellence". Mindful of our commitment to putting our customers first, our staff members at both home and abroad have devoted all of their energies to honouring our Olympic commitment by rendering financial services for the Games with a conscientious attitude and unfailingly professional skill.

Following the sudden and devastating earthquake in Sichuan, all staff members joined hands to make a rapid and significant contribution to disaster relief efforts, achieving tremendous success despite various hardships. Branches in the stricken areas have now fully resumed operations, employees affected by the disaster have been properly supported, and reconstruction efforts are underway. Our Bank worked in earnest to meet our social responsibilities and corporate citizenship obligations in the face of such a huge disaster, and immediately introduced emergency financial services measures and plans to provide financial support for the post-disaster reconstruction. We also offered direct assistance to the disaster-hit areas and donated more than RMB130 million worth of cash and material support.

Our Bank continued to improve its corporate governance and decision-making mechanisms. In the first half of this year, we held our 2007 Annual General Meeting in Hong Kong and Beijing simultaneously by means of videoconference, making it more convenient for shareholders to directly participate in important decisions. At the meeting, Sir Frederick Anderson GOODWIN was re-elected to serve as our non-executive director, and the employee supervisors were also re-elected.

In the second half of 2008, our Bank will continue to seize opportunities and rise up against challenges, in line with our scientific approach to development. We will make unstinting efforts to provide successful financial services for the Olympic Games, help post-disaster reconstruction and strengthen the construction of infrastructure at the grassroot level. Our Bank will accelerate business reorganisation and integration, transform the function of outlets and branches, further improve our risk management and internal control mechanisms and promote rapid development and quality in our various business lines.

On a final note, I would like to take this opportunity to express our sincere gratitude to our customers, shareholders, peers and the wider community for their support and encouragement; to our colleagues on the Board of Directors, the Board of Supervisors and the management for their hard work; and to our domestic and overseas employees for their devoted service. Thanks to your great support and concerted efforts, our Bank will continue to take great strides along the road to becoming a leading international bank.

Xiao Gang
Chairman

28 August 2008

Message from the President

In the first half of 2008, in accordance with a scientific approach to development, our Bank implemented various initiatives approved by the Board of Directors, tackled uncertainties in the business environment in a level-headed manner, while actively overcame the adversities caused by the Sichuan earthquake and other natural disasters, ultimately achieving outstanding operating results. In accordance with International Financial Reporting Standards, our Bank's total assets were RMB6,483.121 billion at the end of June 2008, total liabilities were RMB6,023.451 billion, and the shareholders' equity (excluding minority interests) was RMB431.071 billion, an increase of 8.21%, 8.72% and 2.53%, respectively, compared with the previous year-end. During the period, our Bank generated an after-tax profit of RMB44.645 billion, a year-on-year increase of 37.87%. The profit attributable to the equity holders amounted to RMB42.181 billion, up 42.78% compared with the same period of last year. Earnings per share were RMB0.17. Return on average total assets and return on average equity stood at 1.43% and 19.81%, respectively, up 0.27 and 4.63 percentage points year-on-year.

Despite the pressure on operations caused by the ongoing decline of foreign currency interest rates and appreciation of the RMB against the U.S. dollar, our Bank's net interest margin widened by 6 basis points year-on-year to 2.72%. The net interest income grew by 14.78% year-on-year to RMB81.523 billion.

Non-interest income maintained its fast growth, increasing year-on-year by 99.06% to RMB37.341 billion, of which net fee and commission income increased by 45.14% to RMB22.365 billion. Non-interest income accounted for 31.41% of operating income, up 10.52 percentage points year-on-year, marking a further improvement to our Bank's income structure.

Asset quality continued to improve and credit cost was maintained at a low level of 0.43%. The balance of identified impaired loans was RMB87.197 billion, down RMB3.12 billion from the end of last year, and the impaired loan ratio decreased by 0.48 percentage point to 2.69%. The ratio of allowance for loan impairment losses to identified impaired loans reached 115.68%, up 9.31 percentage points over the end of last year.

Our Bank has been fully devoted to the preparations for the Beijing 2008 Olympic Games and completed the construction of all infrastructure for on-site Olympic financial services as scheduled. We conducted rigorous IT risk self-inspection and rectification testing of our Olympic services, and successfully completed the sale of Olympic tickets and the issuance of Hong Kong dollar-denominated and Macau Pataca-denominated Olympic commemorative banknotes. Sales income from Olympic-franchised souvenirs increased significantly and the Bank's brand value was further enhanced.

In the second half of 2008, China's economy will continue to develop at a steady and rapid pace, in line with macro-economic control policies. However, we expect various financial risk factors and economic uncertainties to increase, putting considerable pressure on the management of our Bank's operations. Despite this, we will deliver outstanding financial services to support the Olympic Games, enhance our product and business innovation, deepen our business integration and outlet function transformation programmes and accelerate the construction of our IT blueprint. We will also strengthen our risk management and internal control, promote the healthy and rapid development of diversified business lines, and achieve this year's development objectives.

Li Lihui
President

28 August 2008

Management Discussion and Analysis

FINANCIAL REVIEW

Economic and Financial Environment

Since the beginning of 2008, the global economy has experienced a slowdown in growth and increasing inflationary pressure. In particular, the US economy started declining and the Eurozone and Japanese economies were increasingly exposed to risks. Emerging market economies continued to demonstrate an increasing rate of growth, although the pace of growth eased in the first half of the year. The Chinese economy maintained an overall trend of stable and rapid growth in the first half of this year, with year-on-year GDP increased by 10.4%, fixed asset investment increased by 26.3%, and consumer sales volume grew by 21.4%. The foreign trade surplus was USD99 billion, a decrease of USD13.2 billion compared with the first half of 2007. The Chinese economy is responding to the macro-economic policies of the State favourably. However, the steady and rapid growth in the national economy is also facing challenges, especially in the face of weakening overseas demand, the pressure of sustained price rises and the continued survival of certain corporations, especially the small and medium-sized enterprises.

The world's major stock indices experienced drastic fluctuations during the first half of 2008 while major bond yields also fell and exchange rates of major currencies fluctuated, particularly the US Dollar, Euro and Yen. In addition, US Dollar and Sterling benchmark interest rates were successively adjusted downwards although the Euro and Yen interest rates remained relatively stable. The US subprime mortgage crisis continued to have an impact on the global economy as major international credit markets continued to experience tightening of credit spreads.

In the first half of 2008 the Chinese financial markets were characterised by stable and sound development. The PBOC had raised the RMB reserve requirement ratio five times and increased the withdrawal of currency from circulation. The RMB exchange rate demonstrated greater flexibility, with an appreciation of 6.50% against US Dollar compared with the previous year-end. The outstanding broad money M2 increased by 17.37% year-on-year, while the outstanding RMB loans and deposits of financial institutions increased, respectively, by 14.12% and 18.85% year-on-year. The Shanghai Stock Exchange Composite Index responded to market corrections and fell by 48% compared to the previous year-end. The debt securities market, however, continued to perform well, with steady growth in bond issuance and active trading. The market value of debt securities rose by 11.38% compared with the end of 2007.

Financial Position and Results of Operations of the Group for the First Half of 2008

In the first half of 2008, the Group achieved steady growth across all business lines and continued to improve operating performance.

In the first half of 2008, the Group earned a profit after tax of RMB44.645 billion, an increase of RMB12.263 billion or 37.87% compared with the first half of 2007. Profit attributable to the equity holders of the Bank amounted to RMB42.181 billion, an increase of RMB12.638 billion or 42.78% compared with the first half of 2007. This substantial improvement in profit after tax was mainly attributable to: (a) an increase in net interest income, driven by steady growth in the average balance of interest-earning assets; (b) robust growth in non-interest income, in line with the rapid development of fee-based businesses, resulting in an increasing proportion

of non-interest income to operating income; (c) maintenance of relatively low credit costs given a decrease in both identified impaired loans and the ratio of identified impaired loans to gross loans, representing a further improvement in asset quality; and (d) a decrease in the corporate income tax rate.

As at 30 June 2008, the Group's total assets amounted to RMB6,483.121 billion, an increase of RMB491.904 billion or 8.21% from the previous year-end. Loans and advances to customers amounted to RMB3,242.840 billion, an increase of RMB392.279 billion or 13.76% from the previous year-end. The Bank achieved stable growth in loans in the first half of 2008 by managing lending activities in accordance with the macro-economic policies of the State. As at 30 June 2008, the Group held investment securities of RMB1,663.200 billion, a decrease of RMB49.727 billion or 2.90% from the previous year-end. By actively managing risk and reward, the Group increased its investments in PBOC bills and PRC treasury notes, and actively rebalanced the mix of its foreign currency-denominated securities investment portfolio.

As at 30 June 2008, the Group's total liabilities amounted to RMB6,023.451 billion, an increase of RMB482.891 billion or 8.72% from the previous year-end. Due to customers amounted to RMB4,863.664 billion, an increase of RMB463.553 billion or 10.54% from the previous year-end. This significant growth in deposits was attributable to the Bank's proactive efforts to attrack savings and corporate deposits in response to the volatility in the capital markets in the first half of 2008.

As at 30 June 2008, the Group's total equity was RMB459.670 billion, an increase of RMB9.013 billion or 2.00% from the previous year-end. This change was mainly attributable to the Group's profit after tax of RMB44.645 billion for the first half of 2008, partially offset by the dividend of RMB25.384 billion based on 2007 profits, which was approved by the shareholders of the Bank at the Annual General Meeting. Please refer to the Condensed Consolidated Statement of Changes in Equity in the Interim Financial Information for more detailed information.

Please refer to Note II.31 to the Interim Financial Information for more detailed information on the financial position and results of operations in geographical segments and business segments.

Net Interest Income and Net Interest Margin

In the first half of 2008, the Group earned net interest income of RMB81.523 billion, an increase of RMB10.496 billion or 14.78% compared with the first half of 2007. The average balances[1], average interest rates of major interest-earning assets and interest-bearing liabilities related to the Group, and analysis of the impact of changes in volume and interest rate[2] on the Group's net interest income are summarised in the following table:

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1 Average balances of interest-earning assets and interest-bearing liabilities are average daily balances derived from the Bank's management accounts (unaudited).

2 Impact of changes in volume on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of changes in interest rate on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Impacts relating to the combined changes in both volume and rate have been classified as changes in interest rate.

Unit: RMB million, except percentages

Items	For the six month period ended 30 June 2008			For the six month period ended 30 June 2007			Analysis of net interest income variances		
	Average balance	Interest income/ expense	Average interest rate	Average balance	Interest income/ expense	Average interest rate	Volume	Interest rate	Total
Group									
Interest-earning assets									
Loans	3,089,832	94,232	6.13%	2,553,248	73,135	5.73%	15,289	5,808	21,097
Investment debt securities[1]	1,700,287	31,017	3.67%	1,930,638	36,580	3.79%	(4,341)	(1,222)	(5,563)
Balances with central banks	846,622	8,591	2.04%	415,262	3,402	1.64%	3,518	1,671	5,189
Due from banks and other financial institutions[2]	390,740	7,565	3.89%	443,666	9,386	4.23%	(1,113)	(708)	(1,821)
Total	6,027,481	141,405	4.72%	5,342,814	122,503	4.59%	13,353	5,549	18,902
Interest-bearing liabilities									
Due to customers[3]	4,685,320	49,750	2.14%	4,315,620	42,703	1.98%	3,640	3,407	7,047
Due to banks and other financial institutions[4]	738,782	7,542	2.05%	477,780	6,502	2.72%	3,530	(2,490)	1,040
Other borrowed funds[5]	115,677	2,590	4.50%	104,128	2,271	4.36%	250	69	319
Total	5,539,779	59,882	2.17%	4,897,528	51,476	2.10%	7,420	986	8,406
Net interest income		81,523			71,027		5,933	4,563	10,496
Net interest spread			2.55%			2.49%			
Net interest margin			2.72%			2.66%			
Domestic RMB activities									
Interest-earning assets									
Loans	2,082,491	72,338	6.99%	1,805,237	52,047	5.77%	7,955	12,336	20,291
Investment debt securities	984,720	15,712	3.21%	919,639	12,136	2.64%	854	2,722	3,576
Balances with central banks	768,647	8,220	2.15%	360,797	3,116	1.73%	3,509	1,595	5,104
Due from banks and other financial institutions	93,190	1,999	4.31%	75,397	1,005	2.67%	236	758	994
Total	3,929,048	98,269	5.03%	3,161,070	68,304	4.32%	12,554	17,411	29,965
Interest-bearing liabilities									
Due to customers	3,529,226	39,056	2.23%	3,016,781	23,857	1.58%	4,026	11,173	15,199
Due to banks and other financial institutions	413,738	3,964	1.93%	226,457	2,129	1.88%	1,751	84	1,835
Other borrowed funds	63,000	1,523	4.86%	60,000	1,411	4.70%	70	42	112
Total	4,005,964	44,543	2.24%	3,303,238	27,397	1.66%	5,847	11,299	17,146
Net interest income		53,726			40,907		6,707	6,112	12,819
Net interest spread			2.79%			2.66%			
Net interest margin			2.75%			2.59%			
Domestic foreign currency activities							Unit: USD million, except percentages		
Interest-earning assets									
Loans	54,825	1,385	5.08%	37,677	1,036	5.50%	469	(120)	349
Investment debt securities	52,475	1,097	4.20%	79,917	1,969	4.93%	(673)	(199)	(872)
Balances with central banks	2,444	1	0.08%	2,686	1	0.07%	-	-	-
Due from banks and other financial institutions	39,468	752	3.83%	33,372	760	4.55%	138	(146)	(8)
Total	149,212	3,235	4.36%	153,652	3,766	4.90%	(66)	(465)	(531)
Interest-bearing liabilities									
Due to customers	44,925	446	2.00%	59,788	718	2.40%	(177)	(95)	(272)
Due to banks and other financial institutions	32,136	332	2.08%	23,621	359	3.04%	129	(156)	(27)
Other borrowed funds	5,294	94	3.58%	5,794	112	3.87%	(10)	(8)	(18)
Total	82,355	872	2.13%	89,203	1,189	2.67%	(58)	(259)	(317)
Net interest income		2,363			2,577		(8)	(206)	(214)
Net interest spread			2.23%			2.23%			
Net interest margin			3.18%			3.35%			

Notes:

1 Investment debt securities includes debt securities available-for-sale, debt securities held-to-maturity, debt securities classified as loans and receivables, trading debt securities and debt securities designated at fair value through profit or loss.

2 Due from banks and other financial institutions includes placements with banks and other financial institutions.

3 Due to customers includes structured deposits, which are included in "Financial liabilities at fair value through profit or loss".

4 Due to banks and other financial institutions includes amounts due to central banks, certificates of deposit and placements from banks and other financial institutions.

5 Other borrowed funds includes bonds issued and other borrowings.

In the first half of 2008, the Group's net interest margin (NIM) was 2.72%, an increase of 6 basis points compared with the first half of 2007, or a decrease of 4 basis points as compared with the whole year of 2007. The major factors affecting the Group's current NIM for the first half of 2008 include the following:

(a) an increase in the Bank's mandatory reserve funds placed with the PBOC, owing to continued rise of the RMB reserve requirement ratio.

(b) a decrease in proportion of demand deposits to total deposits due to various factors such as the constant fluctuations in capital markets and the widening interest spread between demand deposits and time deposits. As at 30 June 2008, in the domestic operations, the proportion of RMB demand deposits to total RMB deposits was 42.46%, a decrease of 3.74 percentage points from the previous year-end.

(c) a decrease in US Dollar interest rates resulting from the Federal Reserve Board's seven downward adjustments to federal funds rates since September 2007.

The Bank focused on improving its NIM and actively undertook the following active measures in order to respond to changes in the domestic and global economic situations:

(a) The Group improved assets structure and increased the proportion of higher-yield interest-earning assets. In the first half of 2008, the average balance of the loan portfolio accounted for 51.26% of total interest-earning assets, an increase of 3.47 percentage points compared with the first half of 2007, or 3.03 percentage points compared with the whole year of 2007.

(b) In response to the liquidity of foreign currencies in the domestic market, the Bank adjusted its price quotation for domestic foreign currency credit business to a more appropriate level, therefore was able to mitigate the impact of falling US Dollar interest rates to a certain extent.

(c) The Group further improved its credit risk management processes, resulting in a continued improvement in asset quality and a decrease in identified impaired loans compared with the previous year-end. The Group also rebalanced the mix of the loan portfolio to reduce the proportion of special-mention loans and increase the asset quality.

Non-interest Income

In the first half of 2008, the Group reported non-interest income of RMB37.341 billion, an increase of RMB18.582 billion or 99.06% compared with the first half of 2007. This represented 31.41% of overall operating income, an increase of 10.52 percentage points compared with the first half of 2007. The principal components of non-interest income were as follows:

Net fee and commission income

In the first half of 2008, the Group earned net fee and commission income of RMB22.365 billion, an increase of RMB6.956 billion or 45.14% compared with the first half of 2007. This represented 18.82% of overall operating income, an increase of 1.66 percentage points compared with the first half of 2007. The Group's domestic operations earned net fee and commission income of RMB18.395 billion, an increase of RMB6.901 billion or 60.04% compared with the first half of 2007. In the first half of 2008, the Group rapidly developed its fee-based business, resulting in robust growth in its net fee and commission income, including fee income from international settlement, foreign exchange transactions, financial consultancy, credit commitment and others. Please refer to Note II.2 to the Interim Financial Information for more detailed information.

Net trading gains/(losses)

In the first half of 2008, the Group reported net trading gains of RMB3.475 billion, an increase of RMB8.372 billion compared with the net trading losses reported in the first half of 2007. The increase was mainly due to: (a) a significant favourable revaluation on a reducing net foreign currency position, and (b) a significant reduction in the cost of foreign exchange derivative transactions, used by the Group as part of asset and liability management and funding arrangement, due to a decrease in US Dollar interest rates, compared with the first half of 2007. Please refer to Note II.3 to the Interim Financial Information for more detailed information.

Other operating income

In the first half of 2008, the Group reported other operating income of RMB10.766 billion, an increase of RMB3.503 billion or 48.23% compared with the first half of 2007. This increase was mainly attributable to the significantly increased revenue generated from the Group's insurance business, Olympic-licensed products[3] and other products. Please refer to Note II.4 to the Interim Financial Information for more detailed information.

[3] As Beijing Organising Committee for the Games of the XXIX Olympiad (BOCOG)'s official licensed retailer, the Bank sells such Olympic licensed products as precious metal product, medallion, pin set, and jewelry at designated licensed outlets.

Operating expenses

In the first half of 2008, the Group reported operating expenses of RMB44.875 billion, an increase of RMB11.813 billion or 35.73% compared with the first half of 2007. Cost to income ratio was 37.75%, a slight increase compared with the first half of 2007. The increase was mainly due to: (a) an increase in staff costs and general operating and administrative expenses in line with the growth of the Group's business activities; (b) an increase in business and other taxes expenses resulting from the significant growth in taxable income; (c) an increase in provisions for life insurance claims in line with the rapid growth of life insurance business; and (d) an increase in the cost of Olympic-licensed products, in line with the rapid growth of related sales. Please refer to Note II.5 to the Interim Financial Information for more detailed information.

Impairment Losses on Assets

Impairment losses on loans and advances

In the first half of 2008, the Group improved its asset quality and achieved the "dual decrease" objective of reducing both identified impaired loans and the ratio of identified impaired loans to gross loans. The Group's impairment losses on loans and advances amounted to RMB6.493 billion. The credit cost was 0.43%, similar to the first half of 2007. Please refer to the "Risk Management-Credit Risk" section and Notes II.15 and III.1 to the Interim Financial Information for more detailed information on loan quality and allowances for loan impairment losses.

Impairment losses on other assets

In the first half of 2008, the Group's impairment losses on other assets amounted to RMB10.651 billion, an increase of RMB9.486 billion compared with the first half of 2007. The increase was mainly due to impairment of foreign currency-denominated debt securities. Please refer to the "Business Review-Financial Markets Business" section, Note II.7 and III.1 to the Interim Financial Information for more detailed information.

Income Tax Expense

In the first half of 2008, the Group incurred an income tax expense of RMB12.716 billion, a decrease of RMB5.822 billion or 31.41% compared with the first half of 2007, and the effective tax rate decreased by 14.24 percentage points to 22.17%. The change in income tax expense was mainly attributable to: (a) the reduction of domestic enterprise income tax rate from 33% to 25% in PRC Enterprise Income Tax Law effective from 1 January 2008, which was approved by the National People's Congress on 16 March 2007, (b) the re-measurement of the Group's deferred tax assets and deferred tax liabilities of its domestic operations in accordance with International Financial Reporting Standards, which thereby resulted in an one-off increase in income tax expense for the first half of 2007.

BUSINESS REVIEW

In the first half of 2008, the Group achieved steady growth across all business lines as a result of continued enhancement in its core competitiveness. As at 30 June 2008, the balances of the Bank's principal deposits and loans are summarised in the following table:

Unit: RMB million, except percentages

Items	As at 30 June 2008	As at 31 December 2007	Change
Corporate deposits			
Domestic: RMB	1,621,401	1,447,091	12.05%
Foreign currency	167,735	123,350	35.98%
Overseas	323,847	299,276	8.21%
Sub-total	2,112,983	1,869,717	13.01%
Savings deposits			
Domestic: RMB	1,822,531	1,616,234	12.76%
Foreign currency	151,887	177,895	(14.62%)
Overseas	517,734	561,592	(7.81%)
Sub-total	2,492,152	2,355,721	5.79%
Financial institution deposits			
Domestic: RMB	331,851	266,274	24.63%
Foreign currency	147,478	110,738	33.18%
Sub-total	479,329	377,012	27.14%
Corporate loans			
Domestic: RMB	1,509,281	1,370,321	10.14%
Foreign currency	394,659	359,851	9.67%
Overseas	559,136	387,805	44.18%
Sub-total	2,463,076	2,117,977	16.29%
Personal loans			
Domestic: RMB	628,914	585,317	7.45%
Foreign currency	221	216	2.31%
Overseas	150,629	147,051	2.43%
Sub-total	779,764	732,584	6.44%

Note: Financial institution deposits are included in "Due to banks and other financial institutions", and corporate deposits and savings deposits are included in "Due to customers" in the Interim Financial Information.

Corporate Banking Business

The Bank managed lending activities strictly in accordance with the macro-economic policies of the State, proactively adjusted the structure of its customer and industry exposures and vigorously expanded its deposit and fee-based businesses during the first half of 2008. The Bank also promoted its marketing and product innovation activities to enhance its core competitiveness in the corporate banking business. In the first half of 2008, the corporate banking business recorded a profit before income tax of RMB35.513 billion, an increase of RMB13.175 billion or 58.98% compared with the first half of 2007.

The Bank achieved stable and sustained growth in corporate loans and corporate deposits through enhanced marketing of corporate deposit and effective control of lending activities. As at 30 June 2008, the Bank's market share[4] of domestic RMB-denominated corporate deposits and foreign currency-denominated corporate deposits stood at 8.75% and 19.20%, respectively, an increase of 0.62 percentage point and 0.49 percentage point from the previous year-end. The Bank's market share of domestic RMB-denominated corporate loans was 6.24%, approximately the same level as at the previous year-end. The Bank retained its leading position in foreign currency-denominated corporate loans with a market share of 20.74%. Furthermore, the Bank's foreign currency-denominated trade finance business continued to lead the market, showing an increase of 42.87% in business volumes from the previous year-end, with a market share of 30.02%. In the first half of 2008, the Bank set up three Regional Operation Centres in Asia-Pacific, Europe and Africa, and the Americas to support its syndicated loan business. By reorganising and integrating internal resources, these centres have enhanced the Bank's ability to undertake large-scale overseas projects.

In response to the accelerated appreciation of RMB and the rapid growth in imports, the Bank improved coordination between its domestic and overseas operations so as to drive rapid growth in its international settlement, foreign exchange transaction and financial consultancy businesses. In the first half of 2008, non-interest income from corporate banking business was RMB14.947 billion, an increase of RMB6.046 billion or 67.92% compared with the first half of 2007.

The Bank increased its focus on product innovation and provided a comprehensive range of specialised financial services for its customers. In the first half of 2008, the Bank developed the innovative "invest-build-transfer" model and related agreement structure for project finance, and continued to promote structured products for ship finance and investment property loan products. The Bank also developed the *Premium Client Inward Information Enquiry System* for large corporate clients, and other innovative products such as the *Domestic RONGXINDA* (account receivable finance under the domestic credit insurance) and *Forfeiting under the Guarantee of International Financial Corporate*. The Bank has developed a wide range of innovative products for financial institutions such as credit asset transfer, reciprocal funding

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[4] The market share refers to the all financial institutions dimension (including foreign financial institutions) quoted by the PBOC's monthly "Summary of Sources and Uses of Funds of Chinese Financial Institutions", same in hereafter.

and RMB remittance services for Hong Kong and Macau correspondent banks. The Bank has signed agreements for reciprocal funding with five premier international financial groups, and has entered into agreements with 14 correspondent banks for forfeiting, factoring and foreign currency clearing and other businesses. Alongside the innovation, the third-party cash custodian business continued to expand steadily, with 4.773 million customers and funds of RMB100.124 billion under custody as at 30 June 2008.

The Bank took steps to increase business with small and medium-sized enterprises (SMEs), establishing a business model specifically tailored to the needs of SMEs and underpinned by revenue-based risk management. In addition, the Bank continued to provide a variety of financial solutions to corporate customers via its online corporate banking services, which included RMB account management, payable and receivable management, and centralised management for a group company's internal funds. As at 30 June 2008, the number of corporate customers using online banking services increased by 20% from the end of 2007, and the online transaction volumes exceeded RMB16 trillion. At the end of the first half of 2008, the Bank had the leading market share in the Online Payment of Custom Duties business.

Personal Banking Business

The Bank continued to develop its personal banking business by implementing a strategy focusing on mid-range and high-end customers, strengthening resource integration and line management, developing the customer service system, optimising the service network, and enhancing service and product innovation. In the first half of 2008, the personal banking business recorded a profit before income tax of RMB13.287 billion.

In the first half of 2008, the Bank reacted to the changes in domestic capital markets by increasing its savings deposits, continuing to promote its "Ideal Home" brand and other personal loan products. As at 30 June 2008, the Bank had a domestic market share in RMB-denominated savings deposits of 9.38%. Although the balance of foreign currency deposits decreased due to the appreciation of the RMB, the Bank still maintained its leading market share of 47.41%. The Bank also led the market in terms of growth rate of personal loans in domestic operations.

In the first half of 2008, the Bank further strengthened its fee-based personal banking businesses. The Bank improved its professional services function and set up an exclusive service channel for mid-range and high-end customers composed of three sectors: individual wealth management, fortune management and private banking. For the first half of 2008, the Bank's domestic wealth management customer base increased by 11.84% and assets under management also grew steadily. The Bank also made full use of the business opportunities created by the Beijing 2008 Olympic Games to market Olympic-licensed products and precious metal products. In the first half of 2008, the non-interest income of the personal banking business was RMB9.126 billion, an increase of RMB3.041 billion or 49.98% compared with the first half of 2007.

The Bank continued to reinforce its bank card businesses. As at 30 June 2008, the Bank's domestic operations had issued 117.75 million debit cards and 13.98 million credit cards respectively, an increase of 6.52 million and 2.59 million compared with the previous year-end. Cardholder spending volume in the first half of 2008 was RMB141.210 billion, an increase of 35.12% compared with the first half of 2007. The Bank signed up over 230,000 merchants in domestic operations and the Bank had the leading market position in foreign card merchant acquiring agency transaction volumes.

The Bank's Personal Banking Business increased its focus on product innovation in response to the changes in capital markets conditions and customer demand. A variety of products and services such as the Personal Foreign Currency Time Deposit with preferential interest rate, the Personal Foreign Currency Settlement Account, various co-brand banking cards and a series of innovative wealth management products were introduced to the market.

The Bank broadened its outlet transformation programme, especially through improvement of the outlet profit earning models, service processes and assessment mechanisms, to enhance outlets' sales performance and professional service quality. The Bank also increased investment in Automatic Teller Machines (ATMs) and other self-service equipment, and as such further promoted the migration of simple transaction from counter to self-service equipment.

Financial Markets Business

The Bank's Financial Markets Business achieved satisfactory operational performance by accelerating business structure adjustment, improving capacity for innovation, optimising the investment portfolio and enhancing risk monitoring. The treasury business recorded a profit before income tax of RMB6.348 billion in the first half of 2008.

In the first half of 2008, the Bank responded to the changing market conditions by increasing the duration of RMB-denominated investments properly to increase yield. As at 30 June 2008, the average portfolio duration of the Bank's RMB-denominated bonds increased to 1.80 years from 1.47 years at the previous year-end. In order to reduce portfolio risk, the Bank also further optimised the structure of its foreign currency-denominated bond investment by increasing investment in government bonds and reducing exposure to credit risk related bonds and structured bonds.

As at 30 June 2008, the carrying value of US subprime mortgage related debt securities held was USD3.642 billion (or RMB24.980 billion), representing 1.50% of the investment securities of the Group, of which 53.84% was AAA Rated, 31.67% AA rated and 6.30% A rated. The impairment allowance for these securities was USD1.903 billion (or RMB13.052 billion) as at 30 June 2008. In addition, the Group recorded a fair value change of USD0.049 billion (or RMB0.338 billion) as at 30 June 2008 directly in the Reserve for Fair Value Changes of Available-for-Sale Securities under the equity, reflecting the decrease in the fair value of the US subprime mortgage related debt securities positions.

As at 30 June 2008, the carrying value of US Alt-A mortgage-backed securities was USD1.828 billion (or RMB12.539 billion), representing 0.75% of the investment securities of the Group, of which 98.35% was AAA rated. The impairment allowance for US Alt-A mortgage-backed securities held as at 30 June 2008 was USD0.522 billion (or RMB3.578 billion).

As at 30 June 2008, the carrying value of Non-Agency US mortgage-backed securities was USD5.077 billion (or RMB34.822 billion), representing 2.09% of the investment securities of the Group, of which 99.03% was AAA rated. The impairment allowance for Non-Agency US mortgage-backed securities held as at 30 June 2008 was USD0.599 billion (or RMB4.107 billion).

As at 30 June 2008, the carrying value of the debt securities issued by US Freddie Mac and Fannie Mae held by Group was USD10.637 billion (or RMB72.957 billion), of which 99.81% was AAA rated. The carrying value of the mortgage-backed securities guaranteed by these two agencies as at 30 June 2008 was USD6.649 billion (or RMB45.609 billion). The principal and interest payments on these securities is currently on schedule. As at 25 August 2008, the debt securities issued by and guaranteed by these two agencies held by the Group reduced to USD7.500 billion and USD5.174 billion, respectively.

The Group will continue to follow up the developments in the US mortgage market and assess impairment on related debt securities in a prudent manner in accordance with International Financial Reporting Standards.

The Bank increased its market research and market quotation services. The RMB spot and forward trading business grew significantly, while the Bank's precious metals trading desk maintained a leading position in the market with the highest trading volumes on the Shanghai Gold Exchange. Trading volumes of gold forwards for the first half of 2008 exceeded 2007 full year trading volumes, and the Bank's activity in gold dealing for individual accounts and gold leasing continued to grow rapidly. The Bank's trading and settlement volumes for RMB-denominated bonds also continued to rank first in the market.

The Bank promoted a healthy growth in the fee-based business by further optimising its product and client base, and enriching product series offered. In the first half of 2008, the Bank underwrote RMB13.150 billion of commercial paper and RMB5.80 billion of medium-termed notes. In addition, the Bank adjusted its product strategy for custody wealth management and recorded sales of USD4.325 billion from foreign currency-denominated wealth management products and RMB405.866 billion from RMB-denominated products. The Bank also reinforced marketing efforts for annuity products and made breakthrough progress in the annuity management for central SOEs (state-owned enterprises). The Bank distributed more than 200 open-ended funds and other collective investment schemes, an increase of 44% from the previous year-end. The Bank developed the Equity Fund Custody and Separate Account Custody as well as many other new custody products, distributed the first QDII product issued by the securities company, and introduced custody service to the high-net-worth individual clients.

International and Diversified Business

In the first half of 2008, the Bank made significant progress with respect to its international and diversified business. As characterised by the enhanced synergy between its domestic and overseas businesses, the Bank's global integrated management model proved to be highly effective. The international settlement and trade finance businesses in the Bank's overseas operation recorded substantial increase, the three syndicated loan centres performed well, and the international network was further expanded with the opening of Guro branch in Korea and Surabaya branch in Indonesia. The universal financing business, including investment banking and insurance, continued to provide the Bank with diversified income streams.

Bank of China (Hong Kong)

BOCHK continued to leverage the Relationship-Product-Channel (RPC) model to enhance its business platform, and to drive business growth. In the first half of 2008, BOCHK earned a profit attributable to the equity holders of the Bank of HKD4.673 billion (or RMB4.209 billion).

BOCHK undertook a number of initiatives to attract deposits, including offering preferential interest rates and currency exchange rates as well as launching new products such as the "Olympic Triple Jump Fixed Deposit". In its role as the clearing bank for RMB-denominated businesses in Hong Kong, BOCHK consolidated its leading position in Hong Kong's RMB business. BOCHK proactively developed its RMB remittance and exchange services, and enhanced its integrated RMB services. As at 30 June 2008, the balance of BOCHK's RMB deposits in Hong Kong doubled from the previous year-end. BOCHK maintained its leading position in terms of card issuance with the number of RMB credit cards issued increasing by 22.4% from the previous year-end. In the first half of 2008, cardholder spending volume from RMB credit cards rose by 66% compared with the first half of 2007.

Acting as the Group's "Asia-Pacific Syndicated Loan Centre", BOCHK is responsible for the initiation and coordination of syndicated loans in the Asia-Pacific region. In the first half of 2008, BOCHK maintained its leading position as the top arranger in both the Hong Kong-Macau and the Chinese Mainland-Hong Kong-Macau syndicated loan markets. BOCHK's mortgage business continued to provide its customers with a wide range of mortgage products, maintaining its leading position in the underwriting of new mortgages in the first half of 2008.

BOCHK achieved continuous growth in fee income from its trade bills settlement business by optimising business models and constantly enhancing service quality. Fee income from the loan and credit card businesses was satisfactory, while fee income from the sale of bonds and life insurance increased markedly. BOCHK strengthened product innovation and marketing in wealth management by launching equity-linked investment products under its own brand, leading to a marked increase in related income. Fee income from stock brokerage and sale of funds, however, decreased as a result of the unfavorable market conditions.

BOCHK made good progress in developing its business in the Chinese Mainland. The locally incorporated Nanyang Commercial Bank (China), Limited ("NCB (China)") received approval from CBRC to establish branches and sub-branches in Hangzhou, Nanning, Guangzhou and Shanghai. On 24 July 2008, CBRC officially gave approval to the head office of NCB (China) to start its RMB business for domestic customers, thus further expanding its business scope.

For further details of BOCHK's business results and related information, please refer to its interim report for the same period.

Investment bank business

In the first half of 2008, in response to the challenges of volatile market conditions in Hong Kong and the Chinese Mainland, BOCI relied on aggressive marketing and product innovation initiatives to achieve steady business growth, especially in leveraged and structured finance business as well as private wealth management. In the first half of 2008, BOCI earned a profit attributable to the equity holders of the Bank of HKD0.704 billion (or RMB0.634 billion).

BOCI Prudential, a joint venture asset management company of BOCI, achieved sustained growth, maintaining its top-four position in terms of Mandatory Provident Fund market share in Hong Kong and its leading position in the Macau pension market. The BOCI-initiated Bohai Industrial Investment Fund continued to invest in a number of projects and maintained its leading position in the Chinese Mainland's RMB industrial investment fund market.

BOCI conducts business in the Chinese Mainland through BOCI China. In the first half of 2008, BOCI China took part in several successful IPO programme and maintained its position as the leading underwriter of treasury bonds among all securities firms in the Chinese Mainland, one of the top three underwriters of policy bank bonds in terms of total underwriting amount, and one of the top three domestic underwriters of inter-bank bonds in terms of transaction volumes.

Leveraging resources from across the Group, Bank of China Investment Management experienced improved sales performance and strong growth in fund units under management despite constant fluctuations in the capital markets. As at 30 June 2008, total assets under management reached RMB23.1 billion while its fund units under management increased to 27.9 billion, a rise of 33.5% compared with the previous year-end.

Insurance business

The Bank's insurance business grew rapidly in the first half of 2008 and reported a gross premium income of HKD5.995 billion (or RMB5.399 billion), an increase of HKD2.418 billion or 67.61% compared with the first half of 2007.

In the first half of 2008, BOCG Insurance increased the level of business originated by brokers and agents as a result of restructuring its marketing framework. BOC Insurance, the wholly-owned subsidiary of BOCG Insurance in the Chinese Mainland, established an innovative model of operation by fully leveraging the Bank's brand, sales channels and customer base. This increased the degree of integration between the banking and insurance businesses, and helped to further satisfy customers' need for integrated financial services. BOC Insurance has been successful in underwriting several large-scale projects, including the National Centre for the Performing Arts. BOC Insurance also stepped up its expansion, establishing 17 new branches in the first half of 2008. In Hong Kong, BOCG Life leveraged BOCHK's sales channels and focused its marketing efforts on single and regular premium insurance products. Its gross premium income increased sharply compared with the same period of last year, which in turn increased its market share.

Investment business

The Bank engages in direct investment and investment management through BOCG Investment. In the first half of 2008, BOCG Investment steadily developed its business while adapting to changes in market conditions, and it earned a profit attributable to the equity holders of the Bank of HKD0.704 billion (or RMB0.634 billion).

In the first half of 2008, BOCG Investment conducted its direct investment business in a prudent manner and invested in a variety of corporate equities. Despite adverse conditions in the distressed assets market, BOCG Investment enlarged the sources for different projects by adopting various innovative investment models. It also expanded its property investments through the segmentation of different markets and products. BOC Aviation, a subsidiary of BOCG Investment, developed steady and sustainable sources of lease revenue by taking advantage of market opportunities, thus maintaining its leading position in the Asian market.

IT Blueprint

In the first half of 2008, the Bank made substantial progress in implementing Core Banking System (CBS) and Management Information System (MIS).

Implementation of CBS progressed substantially. The main data centre, local backup centre and disaster recovery centre were ready for go-live. Smooth progress was made in the preparations for go-live, such as collection of customer information, sorting accounts, compilation of the User's Handbook and data migration validation. Meanwhile, training sessions were held to address the different needs of the Bank's managers and staff, and the skill transfer of CBS made great progress. The Regression Test of System Integration Test started, and the User Acceptance Test was under preparation.

Construction of MIS also progressed, with the completion of the phase two of System Integration Test of sub-systems including General Ledger, Financial Management and Profitability Analysis (PA). The Bank accelerated the application of PA, continued to construct the phase two of Reporting Platform, and consolidated the achievement of centralised reporting. The Bank also further enhanced the Corporate/Individual Credit Information System to improve data quality.

Cooperation with Strategic Investors

In the first half of 2008, the Bank continued to achieve steady progress in its cooperative partnerships with RBS Group, Fullerton Financial, UBS and ADB.

Corporate Banking Business. The Bank and RBS Group continued to proactively seek joint business opportunities in high-end financing, concluded an inter-bank agreement on a supply chain finance project, carried out customer referral with RBS in the UK and US. The Bank promoted overseas business expansion for customers of both banks by jointly organising the first phase of the China Forum with Citizens Bank, the U.S. subsidiary of RBS Group, and delivering various corporate banking services, including liquidity loans, to Chinese and American enterprises.

With the assistance of experts from Fullerton Financial, the Bank launched pilots of SMEs financial services models in Shanghai and Fujian and constructed new SMEs business operating processes and systems.

Personal Banking Business. The Bank and RBS Group steadily built up the credit card business by strengthening technical cooperation in product innovation, cost accounting, risk management, operating service and information technology. The Bank and RBS Group also improved private banking operating procedures, leading to an increase in product capability and customer base.

The Bank also boosted efforts to comprehensively enhance its private banking service capabilities by co-operating with Temasek in the training of wealth management and private banking professionals, and with UBS in the development and customisation of private banking products.

Financial Markets Business. RBS Group was awarded Co-Financial Advisor status for the Bank's first securitisation issuance. RBS Group shared with the Bank its expertise in fixed income, asset securitisation and other financial products.

The Bank also continued its cooperation with UBS in the development of products and services, with a focus on wealth management and high-end customers.

General Administration. RBS Group, Fullerton Financial, UBS and ADB provided the Bank with technical support and training in many areas, including mergers and acquisitions, investment management, human resources, treasury, financial management, risk management, business continuity management and the implementation of Basel II.

RISK MANAGEMENT

The Bank continued to improve its capability and infrastructure in risk management by implementing proactive risk management and enhancing its forward-looking and specialised risk management operations.

Credit Risk

In the first half of 2008, the Bank continued its ongoing efforts to comprehensively reform the Bank's credit risk management operations into a centralised and specialised function. The Bank also optimised its authorisation structure, strengthened its centralised credit rating management function, and facilitated the construction of a customer rating system based on the Probability of Default (PD) model. The Bank further entrenched its credit risk management policies, promoted communication about risk appetites, further enhanced the material risks reporting system and initiated a project on the comprehensive implementation of Basel II.

In terms of corporate banking, the Bank optimised its lending structures to provide increased support to customers with high credit quality in conformity with regulatory guidance. The Bank strengthened its analysis and monitoring of credit risk for industries vulnerable to the impact of macro-economic regulations, adjusted its credit strategy towards export-oriented and strictly implemented real estate regulation policies. The Bank also defined criteria and exit plans for actively managing exits from customers; enhanced credit management for group customers by reinforcing the risk identification, pre-warning and monitoring of group customers. The Bank continued to advance its implementation of asset quality monitoring measures, established a risk based watchlist monitoring programme for large and high risk credit exposures, and reinforced the risk management of special-mention loans by improving monitoring and risk categorisation procedures. The Bank also improved the quality of the customer portfolio. As at 30 June 2008, outstanding loans extended to its domestic borrowers with a credit rating "A" accounted for 50.62% of the Bank's domestic lending, an increase of 0.02 percentage point from the previous year-end. Outstanding loans extended to borrowers with credit ratings above "BB" accounted for 89.22% of the total lending, up 1.59 percentage points from the previous year-end.

In terms of personal banking, the Bank strengthened its analysis and monitoring of personal loan quality, and continued to implement a pre-warning and calling-off mechanism. In order to reduce exposure to systematic risks, the Bank enhanced risk management of personal housing loans, by improving personal mortgage loan registration procedures and verification procedures and coverage on personal lending customers. The development of scoring cards for certain products to assess risk was completed and the decision-making system for personal credit applications was further promoted.

The Bank measures and manages the quality of credit risk bearing assets based on the *Guidance in Loan Credit Risk Classification* issued by the CBRC. As at 30 June 2008, the Group reported non-performing loans of RMB83.786 billion with the non-performing loan ratio standing at 2.58%, a decrease of RMB5.016 billion and 0.54 percentage point respectively from the previous year-end.

Five-category loan classification

Unit: RMB million, except percentages

	As at 30 June 2008		As at 31 December 2007	
	Amount	**Percentage**	Amount	Percentage
Group				
Pass	**3,012,841**	**92.91%**	2,616,768	91.80%
Special-mention	**146,213**	**4.51%**	144,991	5.08%
Substandard	**31,350**	**0.97%**	35,105	1.23%
Doubtful	**40,088**	**1.23%**	40,897	1.43%
Loss	**12,348**	**0.38%**	12,800	0.46%
Total	**3,242,840**	**100.00%**	2,850,561	100.00%
NPLs	**83,786**	**2.58%**	88,802	3.12%
Domestic				
Pass	**2,309,751**	**91.18%**	2,089,139	90.21%
Special-mention	**141,113**	**5.57%**	139,555	6.03%
Substandard	**30,620**	**1.21%**	34,216	1.48%
Doubtful	**39,533**	**1.56%**	40,308	1.74%
Loss	**12,058**	**0.48%**	12,487	0.54%
Total	**2,533,075**	**100.00%**	2,315,705	100.00%
NPLs	**82,211**	**3.25%**	87,011	3.76%

In accordance with IAS 39, loans and advances to customers are considered impaired, and allowances made accordingly, if there is objective evidence of impairment resulting in a measurable decrease in estimated future cash flows from loans and advances. As at 30 June 2008, the Bank identified total impaired loans of RMB87.197 billion with the ratio of impaired loans standing at 2.69%, a decrease of RMB3.12 billion and 0.48 percentage point respectively from the previous year-end.

The Bank focused on controlling borrower concentration risk and was in full compliance with regulatory requirements on borrower concentration.

Main regulatory ratios	**Regulatory criteria**	**30 June 2008**	**31 December 2007**
Proportion of outstanding loans of the largest single borrower (%)	≤10	3.3	3.4
Top ten customers ratio (%)	≤50	17.0	16.1

Note:

1 Proportion of outstanding loans of the largest single borrower = Total outstanding loans to the largest single borrower/net regulatory capital

2 Top ten customers ratio = Total outstanding loans of the top ten borrowers/net regulatory capital

Please refer to Notes II.15 and III.1 to the Interim Financial Information for other details regarding the geographic distribution of loans and the classification of identified impaired loans.

Market Risk

In accordance with the guiding requirement of the CBRC on market risk management, in the first half of 2008, the Bank continued to improve its market risk management by optimising market risk limit structure and revising Value-at-Risk (VaR) measurement methods and related parameters. The measurement scope of the Bank's VaR was expanded to include RMB-denominated products and gold products, and the measurement accuracy was improved further. In addition, the market risk was monitored on a more frequent basis. The risk analysis and early warning processes were enhanced, and the monitoring and reporting of market risk over activities conducted by affiliates were strengthened.

With regard to risk management of debt investment, the Bank formulated operational procedures for assessing impairment of debt securities and formalised procedures to assess risk aspects of impairment. The Bank developed various methods to measure market risk, set up stress testing scenarios, sorted out products in the investment portfolio, and improved securities investment management policies and decision-making procedures.

In terms of measuring the market risk of the trading book, on 1 April 2008, the Bank replaced the Monte Carlo Simulation approach with the Historical Simulation approach and raised the confidence level from 95% to 99% for the purpose of calculating VaR of trading books in the Chinese Mainland, in accordance with Basel II and the *Administrative Measures of Bank of China Limited on VaR of Market Risk*. Please refer to Note III.2 to the Interim Financial Information for detailed information regarding the VaR of the Bank's trading book.

With regard to the management of interest rate risk, the Bank assessed the interest rate risk of the banking books primarily through gap analysis. The Bank closely monitored RMB and foreign currency interest rates and promptly adjusted interest rates for RMB and foreign currency deposits and loans in order to mitigate interest rate risk. Please refer to Note III.2 to the Interim Financial Information for detailed information about the Bank's interest rate risk.

The Bank managed and controlled exchange rate risk through foreign exchange settlement transactions. In the first half of 2008, the Bank's foreign exchange exposure decreased and the exchange rate risk was further lowered. Please refer to Note III.2 to the Interim Financial Information for detailed information about the Bank's exchange rate risk.

Liquidity Risk

The first half of 2008 saw continued going-down in domestic capital markets, a decrease in large-cap A-share issuance, a rapid increase in RMB deposits, and eased cashflow in large amount. The Bank's liquidity was generally stable, with the demand and supply of liquidity remaining broadly in equilibrium.

As at 30 June 2008, the Bank's liquidity position met regulatory requirements, as shown in the table below (liquidity ratio is the primary indicator of the Group's liquidity while loan to deposit ratio, excess reserve ratio and inter-bank ratio are the indicators of liquidity for the Bank's domestic operations.)

Main regulatory ratios (%)		Regulatory standard	As at 30 June 2008	As at 31 December 2007	As at 31 December 2006
Liquidity ratio	RMB	≥25	**44.2**	32.6	37.7
	Foreign Currency	≥25	**64.9**	75.9	64.1
Loan to deposit ratio	RMB & Foreign Currency	≤75	**62.0**	64.0	59.0
Excess reserve ratio	RMB	–	**2.2**	3.1	2.8
	Foreign Currency	–	**22.7**	20.7	25.8
Inter-bank ratio	Inter-bank borrowings ratio	≤4	**0.8**	1.3	0.9
	Inter-bank loans ratio	≤8	**3.6**	0.7	0.7

Note:

1 Liquidity ratio = current assets/current liabilities. Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data for the first half of 2008 and the whole year of 2007 are based on the Chinese Accounting Standards 2006. Data for the year 2006 is not adjusted retrospectively.

2 Loan to deposit ratio = balance of loans/balance of deposits

3 RMB excess reserve ratio = (reserve in excess of the mandatory requirements + cash)/(balance of deposits + remittance payables)

4 Foreign currency excess reserve ratio = (reserve in excess of the mandatory requirements +cash + due from banks and due from overseas branches and subsidiaries)/balance of deposits

5 Inter-bank borrowings ratio = Total RMB inter-bank borrowings from other banks and financial institutions/ total RMB deposits

6 Inter-bank loans ratio = Total RMB inter-bank loans to other banks and financial institutions/total RMB deposits

Internal Control and Operational Risk

The Bank continued to optimise its internal control framework with three lines of defence. The Bank implemented self-review system for the first line of defence and delivered operational risk management training to staff at the first line of defence including the heads of tier-2 branches, urban sub-branches and county branches thus enhancing the risk management capacity of the first line of defence. In respect of the second line of defence, the Bank enhanced its efforts with regard to outlet inspection, training and appraisal. The above delivered satisfactory results. Internal audit, as the third line of defence, continued to refine audit policies and evaluation approach with focus on systematic risks and overall internal control profile. All of the Bank's Key Risk Indicators of internal control were improved. The *Operational Risk Management Policy Framework of Bank of China* was issued. Operational risk management component of the Basel II implementation project has begun and a preliminary bank-wide operational risk management framework has been established.

The Bank further optimised its anti-money laundering (AML) framework by preparing *Customer Classification Rules for Anti-Money Laundering* and *Rules for Sanction List related Business*. To enhance IT support for its AML effort, the Bank continued to build a new AML system in line with its IT Blueprint project and started to upgrade the AML system in its overseas operations. The Bank also released risk warnings on a timely manner, required bank-wide enhancement of AML measures such as customer identity due diligence and regular review of account transactions, and continued to deliver AML training to staff at different levels in order to ensure that the Bank will continue to grow in a healthy, compliance-focused manner.

OLYMPIC SERVICE

As the sole banking partner of the Beijing 2008 Olympic Games, the Bank aimed to achieve an alignment between the success of this milestone sporting event and the Bank's own development.

The Bank strategically set up more than 1,000 outlets serving as ticket sales agents for the Olympic and Paralympic Games, while 37 outlets provided "one-on-one" dedicated financial services for all competition venues. The Bank also set up many temporary outlets and foreign currency exchange stations in the Olympic Village, Media Village, International Broadcasting Centre, Main Press Center, Olympic Family Hotel (Beijing Hotel) in Beijing, and the Athletes Village and public areas of competition venues in Qingdao, as well as the equestrian competition venues in Hong Kong.

The Bank also installed more ATMs ahead of the Games. As at 30 June 2008, the Bank operated more than 13,000 ATMs, of which 1,800 were in Olympic host cities with functions of accepting foreign cards and providing Chinese and English bilingual services. In the Olympic areas in Beijing, Qingdao and Hong Kong, the Bank, together with VISA, installed 26 ATMs with Chinese, English and French trilingual services. The Bank signed up approximately 16,000 merchants and installed up to 30,000 POS terminals in the six Olympic host cities in the Chinese Mainland. The Bank also installed 1,252 POS terminals inside the Olympic zones of Beijing and Qingdao, providing 100% coverage of all Olympic-related venues.

More than 22,000 employees worked for the Bank in the six Olympic host cities in the Chinese Mainland. Around 1,500 employees were accredited as members of the Financial Service Workforce in all host cities including Hong Kong. Outlets of the Bank in the Olympic areas and major tourism resorts had facilities to exchange seventeen currencies, compared to the usual eight. As the first financial institution with multilingual telephone banking services in the Chinese Mainland, the Bank can provide multilingual service including Chinese, English, French, Spanish, Japanese, Korean, Arabian and various Chinese dialects.

The Bank further strengthened its Olympic security arrangements by devising information technological security and emergency plan for electricity, communication and system, to ensure the sound operation of important information systems and prevent an unexpected breakdown and hostile attack during the Games. The Bank also formulated an anti-terrorist and anti-disaster security and emergency plan, an emergent reporting mechanism and personnel rotation mechanism to enhance its ability to quickly and appropriately respond to serious emergencies.

SOCIAL RESPONSIBILITIES

In early 2008, a rare climate disaster of lasting sleet and icy weather inflicted most of Southern China. The Bank took the lead in donating over RMB12 million to the stricken areas, and the employees throughout the Bank also made sizeable private donations. To help the region restore production as soon as possible, the Bank also launched a "Green Finance Channel" to support disaster relief efforts of governments and enterprises in the afflicted areas. The Bank's branches in those areas earned wide social acclaim by ensuring the normal operation of outlets despite various difficulties.

On 12 May 2008, a severe earthquake occurred in Wenchuan, Sichuan Province. In response to this unprecedented disaster, the Bank immediately donated RMB20 million to the affected areas through the Red Cross Society of China and the People's Government of Sichuan Province. As at 30 June 2008, the donations to the quake-hit regions from the Bank and its individual employees amounted to nearly RMB130 million, of which up to RMB72 million was donated by the employees. In addition, a "Green Channel for Global Donations" was opened in all domestic and overseas outlets of the Bank to allow customers to donate via commission-free remittances. Temporary "tent banks" and "mobile banks" were also quickly set up in quake-hit regions to provide all kinds of much-needed financial services to local residents. The Bank also extended credit to Dongfang Electric Corporation, Conch Cement Co., Ltd. and Panzhihua Iron & Steel (Group) Corporation, with the aim of helping the quake-hit regions resume production and launch reconstruction efforts as soon as possible.

The Bank vigorously supports scientific, cultural and sporting activities. The Bank contributed further RMB10 million to the TAN KAH KEE SCIENCE AWARD FOUNDATION, became a strategic partner of the National Center for the Performing Arts, and was the sole sponsor of the China Disabled People's Performing Art Troupe's first-ever public disaster relief tour to the U.K. The Bank worked with the BOCOG and CCTV to hold the Olympic Economy (Beijing) Forum of 2008. The Bank also sponsored the "Olympic Beijing Tour of 56 Young Ethnic Emissaries", an event jointly hosted by the BOCOG and the China Disabled Persons' Federation.

On 28 April 2008, the Bank released its first Corporate Social Responsibility report to the public. The report was prepared in accordance with the G3 Guidelines of the Global Reporting Initiative (GRI), and was verified and certified by authoritative certification organisation Det Norske Veritas (DNV), and was well received by the market and the general public.

OUTLOOK

Since the beginning of 2008, the Chinese economy has maintained rapid and stable growth. However, increasing economic and financial uncertainties will continue to create challenges for the banking industry and put significant pressures on management and operations. In facing new developments, in the second half of 2008, the Bank will strictly implement the State's macro-economic policies and the Group's developing strategy, provide a sound service to the Beijing 2008 Olympic Games, advance infrastructure development and transform operational and growth models, enhance risk management and internal control, and promote the integration of domestic and overseas operations in order to deliver the rapid and sustainable growth required to achieve this year's goals.

Changes in Share Capital and Shareholdings of Substantial Shareholders

DISCLOSURE OF SHAREHOLDING UNDER A-SHARE REGULATION

Changes in Share Capital during the Reporting Period

(Unit: Share)

	1 January 2008		Increase/decrease during the reporting period					30 June 2008	
	Number of shares	Percentage	Issue of new shares	Bonus shares	Shares transferred from the surplus reserve	Others	Sub-total	Number of shares	Percentage
I. Shares subject to selling restrictions	216,287,102,209	85.21%	-	-	-	(1,285,712,000)	(1,285,712,000)	215,001,390,209	84.70%
1. State-owned shares	179,702,746,069	70.79%						179,702,746,069	70.79%
2. Shares held by state-owned legal persons									
3. Shares held by other domestic investors	1,285,712,000	0.51%				(1,285,712,000)	(1,285,712,000)		
Including:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors	35,298,644,140	13.91%						35,298,644,140	13.91%
Including:									
Shares held by foreign legal persons									
Shares held by foreign natural persons									
II. Shares not subject to selling restrictions	37,552,059,800	14.79%	-	-	-	1,285,712,000	1,285,712,000	38,837,771,800	15.30%
1. RMB-denominated ordinary shares	5,207,794,000	2.05%				1,285,712,000	1,285,712,000	6,493,506,000	2.56%
2. Domestically listed foreign shares									
3. Overseas listed foreign shares	32,344,265,800	12.74%						32,344,265,800	12.74%
4. Others									
III. Total	253,839,162,009	100.00%	-	-	-	-	-	253,839,162,009	100.00%

Notes:

1. As of 30 June 2008, the Bank had issued a total of 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

2. State-owned shares include the A Shares held by the Central SAFE Investments Limited and the H Shares held by the National Council for Social Security Fund PRC. Shares held by foreign investors include the H Shares held by the strategic investors of the Bank, including The Royal Bank of Scotland Group plc, Temasek Holdings (Private) Limited, UBS AG and Asian Development Bank.

3. 1,285,712,000 A Shares with a lock-up period of 18 months which had been placed to strategic investors during the A-Share IPO were unfrozen on 5 January 2008 and made tradable on the stock exchange on 7 January 2008 (5 and 6 of January 2008 were non-trading days). Thereafter, 171,325,404,740 A Shares of the Bank are subject to selling restrictions and 6,493,506,000 A Shares of the Bank are not subject to selling restrictions.

4. Shares subject to selling restrictions refer to shares held by shareholders who are subject to restrictions on selling in accordance with laws, regulations and rules or commitments.

Trading Schedule of Shares Subject to Selling Restrictions

(Unit: Share)

Date	Number of new shares allowed to be tradable at the maturity of lock-up period	Remaining shares subject to selling restrictions	Remaining shares not subject to selling restrictions	Remarks
30 December 2008	14,355,907,904	200,645,482,305	53,193,679,704	H Shares held by Temasek Holdings (Private) Limited, UBS AG, and Asian Development Bank
31 December 2008	20,942,736,236	179,702,746,069	74,136,415,940	H Shares held by The Royal Bank of Scotland Group plc
13 March 2009	8,377,341,329	171,325,404,740	82,513,757,269	H Shares held by National Council for Social Security Fund PRC
5 July 2009	171,325,404,740	-	253,839,162,009	A Shares held by Central SAFE Investments Limited

Note: Central SAFE Investments Limited ("Huijin") undertook that, within three years of the Bank's A-Share listing, it would not transfer the A Shares of the Bank directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Bank to repurchase such shares, with the exception of those allowed to be converted into H Shares following approval of the China Securities Regulatory Commission and other authorised securities approval authorities of the State Council. Any withdrawal of Huijin's shares that are deposited with the China Securities Depository and Clearing Corporation Limited and re-registration of such shares as H Shares would not affect any pre-existing restrictions on the sale or transfer applicable to Huijin's shares.

Number of Shares Subject to Selling Restrictions Held by Shareholders and the Selling Restrictions as of 30 June 2008

(Unit: Share)

No.	Name of shareholder	Type of shares	Number of shares subject to selling restrictions	Time when tradable	Number of new shares available for trading	Selling restrictions
1	Central SAFE Investments Limited	A	171,325,404,740	5 July 2009	171,325,404,740	Company Commitment
2	RBS China Investments S.à.r.l. (The Royal Bank of Scotland Group plc holds H Shares of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	H	20,942,736,236	31 December 2008	20,942,736,236	Lock-up period
3	Fullerton Financial Holdings Pte. Ltd. (Temasek Holdings (Private) Limited holds H Shares of the Bank through its wholly-owned subsidiary, Fullerton Financial Holdings Pte. Ltd.)	H	10,471,368,118	30 December 2008	10,471,368,118	Lock-up period
4	National Council for Social Security Fund PRC	H	8,377,341,329	13 March 2009	8,377,341,329	Lock-up period
5	UBS AG	H	3,377,860,684	30 December 2008	3,377,860,684	Lock-up period
6	Asian Development Bank	H	506,679,102	30 December 2008	506,679,102	Lock-up period

Number of Shareholders and Shareholdings

Number of shareholders: 1,700,276 (including 1,429,963 A-Share holders and 270,313 H-Share holders)

Top ten shareholders as of 30 June 2008 (Unit: Share)

No.	Names of shareholders	Type of shareholder	Type of shares	Percentage in total share capital	Number of shares held	Number of shares subject to selling restrictions	Number of shares pledged or frozen
1	Central SAFE Investments Limited	State	A	67.49%	171,325,404,740	171,325,404,740	None
2	HKSCC Nominees Limited	Foreign legal person	H	12.29%	31,208,159,724	–	Unknown
3	RBS China Investments S.à.r.l. (The Royal Bank of Scotland Group plc holds H Shares of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	Foreign legal person	H	8.25%	20,942,736,236	20,942,736,236	Unknown
4	Fullerton Financial Holdings Pte. Ltd. (Temasek Holdings (Private) Limited holds H Shares of the Bank through its wholly-owned subsidiary, Fullerton Financial Holdings Pte. Ltd.)	Foreign legal person	H	4.13%	10,471,368,118	10,471,368,118	Unknown
5	National Council for Social Security Fund PRC	State	H	3.30%	8,377,341,329	8,377,341,329	Unknown
6	UBS AG	Foreign legal person	H	1.33%	3,377,860,684	3,377,860,684	Unknown

No.	Names of shareholders	Type of shareholder	Type of shares	Percentage in total share capital	Number of shares held	Number of shares subject to selling restrictions	Number of shares pledged or frozen
7	Asian Development Bank	Foreign legal person	H	0.20%	506,679,102	506,679,102	Unknown
8	The Bank of Tokyo - Mitsubishi UFJ Ltd.	Foreign legal person	H	0.19%	473,052,000	-	Unknown
9	China Life Insurance Company Limited - traditional - ordinary insurance products - 005L-CT001Shanghai	State-owned legal person	A	0.04%	106,546,300	-	None
10	China Life Insurance (Group) Company - traditional - ordinary insurance products	State-owned legal person	A	0.04%	97,402,000	-	None

The number of shares of the Bank held by Central SAFE Investments Limited and RBS China Investments S.à.r.l. did not change during the reporting period.

The number of shares held by H-Share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank.

China Life Insurance Company Limited is a subsidiary of China Life Insurance (Group) Company. Save for that, the Bank is not aware of the existence of connected relations or concerted actions among the afore-mentioned shareholders.

Top Ten Shareholders of Shares not Subject to Selling Restrictions as of 30 June 2008

(Unit: Share)

No.	Name of shareholder	Number of shares not subject to selling restrictions	Types of shares
1	HKSCC Nominees Limited	31,208,159,724	H
2	The Bank of Tokyo-Mitsubishi UFJ Ltd.	473,052,000	H
3	China Life Insurance Company Limited – traditional – ordinary insurance products – 005L – CT001Shanghai	106,546,300	A
4	China Life Insurance (Group) Company – traditional – ordinary insurance products	97,402,000	A
5	Shenhua Group Corporation Limited	90,909,000	A
5	China Reinsurance (Group) Company – Group level – fund owned by the Group – 007G – ZY001Shanghai	90,909,000	A
5	Aluminum Corporation of China	90,909,000	A
5	China Southern Power Grid Co., Ltd.	90,909,000	A
9	SSE 50 Trading Open-end Index Securities Investment Fund	87,473,728	A
10	China National Aviation Holding Company	73,432,337	A

The number of shares held by H-share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank as of 30 June 2008.

China Life Insurance Company Limited is a subsidiary of China Life Insurance (Group) Company. Save for that, the Bank is not aware of the existence of connected relations or concerted actions among the afore-mentioned shareholders.

DISCLOSURE OF SHAREHOLDING UNDER H-SHARE REGULATION

Substantial Shareholder Interests

The register maintained by the Bank pursuant to section 336 of the Securities and Futures Ordinance, Hong Kong, (the "SFO") recorded that, as of 30 June 2008, the following corporations were substantial shareholders (as defined in the SFO) having the following interests in the Bank:

Name of shareholder	Number of shares held/ Number of underlying shares	Type of shares	Percentage in total issued A Shares	Percentage in total issued H Shares	Percentage in total issued share capital	Capacity
Central SAFE Investments Limited	171,325,404,740	A	96.35%	-	67.49%	Beneficial owner
The Royal Bank of Scotland Group plc[1]	21,603,025,779	H	-	28.42%	8.51%	Attributable interest
	604,122,652(S)[2]			0.79%	0.24%	
National Council for Social Security Fund PRC	11,317,729,129	H	-	14.89%	4.46%	Beneficial owner
Temasek Holdings (Private) Limited[3]	10,481,591,118	H	-	13.79%	4.13%	Attributable interest
UBS AG	5,618,766,458[4]	H	-	7.39%	2.21%	Attributable interest, beneficial owner, and person having a security interest in shares
	984,898,983(S)[5]			1.30%	0.39%	

Notes:

1. The Royal Bank of Scotland Group plc ("RBS Group") holds the entire issued share capital of RBS CI Limited ("RBS CI"), which in turn holds 51.61% of the issued share capital of RBS China Investments S.à.r.l. ("RBS China"). Accordingly, RBS Group and RBS CI are deemed to have the same interests in the Bank as RBS China under the SFO. RBS China holds 20,942,736,236 H Shares of the Bank. Meanwhile, RBS Group also holds a long position in 660,289,543 H Shares of the Bank and a short position in 604,122,652 H Shares through other corporations controlled by it.

2. "S" denotes short positions.

3. Temasek Holdings (Private) Limited ("Temasek") holds the entire issued share capital of Fullerton Management Pte. Ltd. ("Fullerton Management"), which in turn holds the entire issued share capital of Fullerton Financial Holdings Pte. Ltd. ("Fullerton Financial"). Accordingly, Temasek and Fullerton Management are deemed to have the same interests in the Bank as Fullerton Financial under the SFO. Fullerton Financial holds 10,471,575,118 H Shares of the Bank. Meanwhile, Temasek also has an interest in 10,016,000 H Shares of the Bank through other corporations controlled by it.

4. UBS AG (a) is the beneficial owner of a long position in 5,447,902,459 H Shares of the Bank and (b) holds a long position in 170,863,999 H Shares of the Bank through corporations controlled by it. These interests include:

    (i) 41,373,000 underlying shares from physically-settled derivatives listed or traded on a stock exchange or traded on a futures exchange;

    (ii) 13,851,000 underlying shares from cash-settled derivatives listed or traded on a stock exchange or traded on a futures exchange; and

    (iii) 1,256,088,000 underlying shares from physically-settled unlisted derivatives.

5. UBS AG (a) is the beneficial owner of a short position in 760,111,889 H Shares of the Bank, (b) holds a short position in 47,192,095 H Shares in its capacity as a person having a security interest in those H Shares and (c) holds a short position in 177,594,999 H Shares of the Bank through corporations controlled by it. These interests include:

    (i) 94,294,000 underlying shares from physically-settled derivatives listed or traded on a stock exchange or traded on a futures exchange;

    (ii) 107,657,000 underlying shares from cash-settled derivatives listed or traded on a stock exchange or traded on a futures exchange;

    (iii) 436,656,889 underlying shares from physically-settled unlisted derivatives; and

    (iv) 36,000,000 underlying shares from cash-settled unlisted derivatives.

All the interests stated above represented long positions except where stated otherwise. Save as disclosed above, as of 30 June 2008, no other interests or short positions were recorded in the register maintained by the Bank under section 336 of the SFO.

Directors, Supervisors, Senior Management and Staff

DIRECTORS, SUPERVISIONS AND SENIOR MANAGEMENT

Honorary Director[1]

Name	Position
CHEN Muhua	Honorary Chairperson

Board of Directors

Name	Position	Name	Position
XIAO Gang	Chairman	WANG Gang	Non-Executive Director
LI Lihui	Vice Chairman and President	LIN Yongze[3]	Non-Executive Director
LI Zaohang	Executive Director and Executive Vice President	Frederick Anderson GOODWIN	Non-Executive Director
ZHOU Zaiqun[2]	Executive Director and Executive Vice President	SEAH Lim Huat Peter	Non-Executive Director
ZHANG Jinghua	Non-Executive Director	Anthony Francis NEOH	Independent Non-Executive Director
HONG Zhihua	Non-Executive Director	Alberto TOGNI	Independent Non-Executive Director
HUANG Haibo	Non-Executive Director	HUANG Shizhong	Independent Non-Executive Director
CAI Haoyi	Non-Executive Director	HUANG Danhan	Independent Non-Executive Director

Notes:

1. Under PRC law, an honorary director is not a member of the Board of Directors and does not have the power or right to vote on matters considered by the Board of Directors of the Bank.

2. Elected by the Extraordinary General Meeting of 2007 and approved by the China Banking Regulatory Commission, Mr. Zhou Zaiqun commenced serving as executive director of the Bank on 3 February 2008.

3. Elected by the 2006 Annual General Meeting and approved by the China Banking Regulatory Commission, Mr. Lin Yongze commenced serving as non-executive director of the Bank on 22 January 2008.

4. Mr. Patrick de Saint-Aignan ceased to serve as independent non-executive director of the Bank on 14 January 2008.

5. During the reporting period, none of the aforesaid directors held any share of the Bank.

Board of Supervisors

Name	Position	Name	Position
LIU Ziqiang	Chairman of Board of Supervisors	LI Chunyu	Employee Supervisor
WANG Xueqiang	Full-time Supervisor	JIANG Kuiwei[1]	Employee Supervisor
LIU Wanming	Full-time Supervisor		

Notes:

1. Elected by the Employee Delegates' Meeting of the Bank, Mr. Jiang Kuiwei commenced serving as employee supervisor of the Bank on 6 May 2008. Mr. Liu Dun ceased to serve as employee supervisor of the Bank on 6 May 2008.

2. During the reporting period, none of the aforesaid supervisors held any share of the Bank.

Senior Management

Name	Position	Name	Position
LI Lihui	President	WANG Yongli	Executive Vice President
LI Zaohang	Executive Vice President	CHEN Siqing[1]	Executive Vice President
ZHOU Zaiqun	Executive Vice President	CHIM Wai Kin	Chief Credit Officer
ZHANG Yanling	Executive Vice President	NG Peng Khian	Chief Audit Officer
ZHANG Lin	Secretary of Party Discipline Committee	ZHANG Bingxun[2]	Secretary to the Board of Directors
ZHU Min	Executive Vice President		

Notes:

1. Approved by the Board of Directors, Mr. Chen Siqing commenced serving as executive vice president of the bank on 19 June 2008.

2. Mr. Jason Chi Wai Yeung resigned as secretary to the Board of Directors on 16 April 2008. Mr. Zhang Bingxun commenced serving as secretary to the Board of Directors on 24 May 2008.

3. During the reporting period, none of the aforesaid senior management personnel held any share of the Bank.

ORGANISATIONAL INFORMATION, HUMAN RESOURCES MANAGEMENT AND DEVELOPMENT

Organisational Information

Organisation Profile

By the end of June 2008, the Bank had a total of 10,749 domestic and overseas branches and outlets, a reduction of 85 from the beginning of 2008. The network includes 37 tier-one branches, 283 tier-two branches, 9,703 outlets and 1 subsidiary in the Chinese Mainland and 724 branches, subsidiaries and representative offices in Hong Kong, Macau and overseas countries and regions.

Process Reengineering and Organisational Restructuring

In the first half of 2008, the Bank furthered its process reengineering and organisational restructuring efforts by issuing a general policy of business architecture and process integration; articles of association for the Group Executive Committee, the Corporate Banking Committee, the Personal Banking Committee, the Financial Markets Committee and the Operation Service Committee; and clarifying the work scope, reporting line and duties and responsibilities of the Global Head of Corporate Banking, Global Head of Personal Banking and Chief Operating Officer. The Bank also improved its wealth management framework, and standardised the management of outlet networks in cities where the tier-one branches are based in order to enhance the centralised business operation.

Human Resources Management and Development

Staff Profile

As of the end of June 2008, the Bank had 239,712 employees (including 53,866 external contractual staff in domestic institutions), 2,333 more than at the beginning of the year. Among them, 24,235 were locally recruited staff in overseas branches and subsidiaries, 2,190 more than at the beginning of the year.

Human Resources Management

In the first half of 2008, the Bank continued the deep reform of its human resources management. The Bank standardised position designation and management regulations, and built up a dynamic mechanism in formulating position numbers. Moreover, the Bank built a specialised technical talents pool and expanded the career path options available to its employees. The staff cost management mechanism of domestic branches and the remuneration management mechanism were further improved. The Bank also improved its performance management system; utilised the differentiated Management by Objectives and Benchmarking Mechanism for its branches, enhanced the matrix system of performance management with regard to units, lines and senior management, and implemented a "simple, clear, direct and effective" performance management system for staff in the marketing and trading departments as well as frontline tellers.

Human Resources Training and Development

In the first half of 2008, 62,067 class participants took part in 1,512 training sessions lasting more than two days. In line with the needs of strategy execution, business development and building of a core talents pool, the Bank held leadership sessions for management, qualification sessions for specialised technical staff and initiation training for newly-hired frontline staff members. Relevant training management measures and processes were improved with a focus on refinement and specialisation.

Corporate Governance

During the reporting period, the Bank adopted the Work Rules of Independent Directors of Bank of China Limited to standardise and clarify the responsibilities of independent directors, emphasise the importance of their role in corporate governance and protect the interests of the Bank and its shareholders. Also, the Bank elected or re-elected the directors and supervisors, and appointed a secretary to the Board of Directors and a company secretary.

During the reporting period, the Beijing Bureau of the China Securities Regulatory Commission ("CSRC") issued its Guidelines for Improving the Quality of the Listed Companies within the Jurisdiction of CSRC Beijing Bureau, in response to which the Board of Directors reviewed the Bank's current corporate governance practices and drew up a comprehensive plan to further strengthen and improve the corporate governance of the Bank.

The China Banking Regulatory Commission ("CBRC") issued its Circular on the On-site Inspection of Bank of China in 2007, which acknowledged the Bank's efforts and achievements in improving corporate governance, promoting the strategic transformation of its business, enhancing its risk control mechanism and strengthening its internal control. The CBRC also issued guidelines based on these results. With tremendous attention paid to the CBRC guidelines, the Board of Directors guided and urged the management to conduct an internal inspection promptly. Corrective measures were formulated in respect of policies and procedures with priority placed on the control of key risks.

Following the best practices of leading international banks, the Bank will continue to improve its mechanisms, refine its corporate governance structure and enhance the quality of its corporate governance under the supervision and guidance of the regulators.

SHAREHOLDERS AND SHAREHOLDERS' MEETING

During the reporting period, the Bank held the 2007 Annual General Meeting concurrently in Beijing and Hong Kong through video-connection. The meeting was convened and held in strict compliance with the listing rules of both Hong Kong and domestic markets. The voting shares held by the A-Share and H-Share holders as well as their authorised proxies present at the meeting accounted for 88.1822% of the total shares of the Bank. All the directors, supervisors and certain senior management personnel were present at the meeting and responded to the inquiries of the shareholders. At the Annual General Meeting, 12 proposals were reviewed and approved, including the annual report, the profit distribution plan, the re-election of directors, and the issuance of RMB denominated bonds in Hong Kong for an amount not exceeding RMB7 billion. Shareholders in both the Chinese Mainland and Hong Kong were encouraged to participate in the shareholders' meeting and fully exercise their rights as owners of the Bank. To facilitate shareholder attendance and allow for effective communication with the Board of Directors and management, the meeting was held in both Hong Kong and Beijing by means of videoconference, a positive move adopted by the Bank to further enhance its corporate governance.

DIRECTORS AND THE BOARD OF DIRECTORS

During the reporting period, Mr. Patrick de Saint-Aignan ceased to serve as independent non-executive director of the Bank on 14 January 2008. As reviewed and approved by the shareholders' meetings and ratified by the CBRC, Mr. Lin Yongze started serving as non-executive director of the Bank on 22 January 2008, and Mr. Zhou Zaiqun started serving as executive director of the Bank on 3 February 2008, both for a term of three years until the date of the Bank's 2010 Annual General Meeting.

As reviewed and approved by the 2007 Annual General Meeting, Sir Frederick Anderson Goodwin, whose current term of office will expire in January 2009, was re-elected as non-executive director. He will serve another term of three years upon the expiry of his current term of office.

During the reporting period, the Board of Directors held three meetings and adopted five written resolutions through telephone communication. The meetings reviewed the proposals concerning the 2007 annual report, the 2007 profit distribution plan, the first quarter report of 2008, market risk limits, the nomination and appointment of directors, the Work Rules of Independent Directors of Bank of China Limited, the Basel II implementation plan and the appointment of an executive vice president. The Board meetings also debriefed the external auditors' recommendations on internal control within the Bank and feedback from the management, the 2007 annual on-site inspection by the CBRC and the Bank's rectification plan.

There are five special committees reporting directly to the Board of Directors, namely the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel and Remuneration Committee, and Connected Transactions Control Committee. The work performance of each special committee during the reporting period is as follows:

Committee	Work Performance
Strategic Development Committee	The committee held two meetings, in which it mainly reviewed the 2007 profit distribution plan, the report on capital injection to BOCG Investment and the dates and agenda items for the committee's meetings in 2009.

Committee	Work Performance
Audit Committee	The committee held three formal meetings and four communication meetings, in which it mainly reviewed the 2007 financial report and profit distribution plan, the first quarter report of 2008, the management report on corrective measures taken in response to the suggestions of the external auditors, the 2007 self-evaluation report on internal control and the work report of internal audit for January to May. The committee also held joint sessions with the Risk Policy Committee to review the comprehensive report on subprime mortgage-related securities investment of the Bank, the report on corrective measures taken in response to the CBRC's findings in its inspection on the Bank in 2007 and the report on the rectification of issues identified in the internal audit on market risk. The committee also reviewed and approved the Policies of Selection, Rotation and Dismissal of External Auditors of Bank of China Limited.
Risk Policy Committee	The committee held two meetings, in which it mainly reviewed proposals related to the Basel II Implementation Plan of Bank of China, the 2008 Application of Market Risk Limit (Level A) of Bank of China, Policy of Valuation and Price Verification of Financial Instruments (Treasury Products) (2007 edition, trial) of Bank of China Limited, the Operational Risk Management Policy Framework of Bank of China (revised), and the Guidance on Liquidity Portfolio for the Treasury of Bank of China (2008). It also reviewed a proposal for clarifying the responsibilities and authority of the Board of Directors and senior management in the impaired loan write-off process.
Personnel and Remuneration Committee	The committee held three meetings and adopted two written resolutions through telephone communication. At the meetings, it mainly reviewed proposals related to the nomination and appointment of directors, executive vice president, secretary to the Board of Directors and company secretary; remuneration adjustment scheme for non-executive directors; 2007 performance appraisal results and the bonus distribution plan for senior management personnel, and performance targets for the management, the senior management personnel and the Chairman of the Board of Directors for 2008.

Committee	Work Performance
Connected Transactions Control Committee	The committee held three meetings, in which it mainly reviewed the statement of funds provided to major shareholders and related parties in 2007, the statement of continuing connected transactions of the Bank in 2007, continuing connected transactions between the Bank and BOCHK Group and the related annual caps, the report on the internal caps of continuing connected transactions, and the report on connected transaction issues in relation to the extension of a subordinated loan to Bank of China (Hong Kong) Limited.

In the first half of 2008, the Risk Policy Committee made further improvements to the Bank's risk governance mechanism. It reviewed and approved the Basel II implementation plan of Bank of China as required by the CBRC; the 2008 application of market risk limits (Level A) of Bank of China, and the valuation management measures of Bank of China in light of market conditions and actual practices. The committee continued to provide guidance to the management by identifying the key risk management tasks for 2008 and overseeing the implementation of these tasks. Furthermore, it intensified the monitoring of concentration risk in the credit and treasury businesses, industry risk, and the credit risk of large-size lending projects. The committee also made requirements and suggestions regarding asset classification and risk warning.

SUPERVISORS AND THE BOARD OF SUPERVISORS

As elected by the Employee Delegates' Meeting, Mr. Jiang Kuiwei commenced serving as employee supervisor of the Bank as of 6 May 2008; Mr. Li Chunyu was re-elected employee supervisor of the Bank and Mr. Liu Dun ceased to serve as employee supervisor of the Bank. Mr. Li Chunyu and Mr. Jiang Kuiwei will serve a term of three years until the date of the 2011 Employee Delegates' Meeting. The Board of Supervisors consists of five supervisors, including three shareholder supervisors (including Chairman of the Board of Supervisors) and two employee supervisors.

The Board of Supervisors examines and supervises the Bank's operational and financial activities through regular meetings, examination on relevant documents, and debriefing on management work reports and reports on specific issues. During the reporting period, the Annual General Meeting approved the work report of the Board of Supervisors of 2007.

SENIOR MANAGEMENT

In the first half of 2008, the Senior Management of the Bank, acting in accordance with the powers bestowed on them by the Articles of Association of the Bank and the rights delegated to them by the Board of Directors, diligently drove the swift and sound development of the Bank's various businesses in line with the performance goals set by the Board of Directors for 2008, responding with composure to various uncertainties in the operating environment and actively overcoming the adverse effects of huge natural disasters such as the Sichuan earthquake.

During the reporting period, the Senior Management of the Bank formulated charters for the Executive Committee and the management and decision-making committees; clearly defined the powers and reporting relations of the Global Head of Corporate Banking, Global Head of Personal Banking and Chief Operating Officer, and developed an implementation scheme for the organisational integration of the corporate banking, personal banking and operations service lines. The Securities Investment & Management Committee was established under the Group Executive Committee, responsible for making and reviewing decisions related to the Bank's securities investment businesses.

During the reporting period, the Senior Management of the Bank held six meetings of the Executive Committee in which it considered the 2007 performance appraisal results for tier-1 branches, the implementation plan for the establishment of the Private Banking Department and the Wealth Management Centre, the plan for improving fixed asset management regulations, matters related to the Phase II Information Centre (Shanghai) programme, the share capital injection in overseas branches including BOCG Investment and others, strategic cooperation with the National Centre for Performing Arts, and proposals for the Bank's internal awards for the most innovated products of 2007. In addition, a number of special meetings were held to study and deliberate upon emerging operational and management issues.

The Corporate Banking Committee, the Personal Banking Committee, the Financial Markets Committee, the Operation Service Committee and the Securities Investment & Management Committee were established under the auspices of the Senior Management of the Bank. During the reporting period, all of the management and decision-making committees diligently fulfilled their duties and responsibilities as per the power specified in the committee charters and the rights delegated by the Group Executive Committee, thus aiding the sound development of the Bank's businesses.

INVESTOR RELATIONS AND INFORMATION DISCLOSURE

The Board of Directors and Senior Management of the Bank attach great importance to investor relations and are committed to ensuring timely, fair, accurate, truthful and comprehensive information disclosure. The Bank aims to promote awareness and understanding of its investment proposition among the investment community through full and open communication with investors. The Board and Senior Management keep close contact with the market and are always available to interact with investors. In the first half of 2008, the Bank published its 2007 annual report, and the careful design of which received a gold award in the annual report competition organised by the League of American Communications Professionals. While full and detailed in its disclosure, the annual report was also concise in length and the number of printed copies was reduced for consciousness of the environment. After the 2007 annual results presentation conference, the management took part in a global road-show in 15 cities in the Chinese Mainland, Hong Kong, Singapore, Europe, the U.S. and Canada, featuring one-on-one or group meetings to brief investors on the Bank's progress. All investors responded with great interest. In addition, the Bank enhanced its communications with investors through regular investor conferences and investor visits. During the reporting period, the Senior Management of the Bank held 166 meetings with domestic and overseas institutional investors and analysts, an increase of 41% from the same period of last year, which delivered good results. The Bank also continued to update and improve the Investor Relations webpage and enhance day-to-day communication with investors through various means and channels, such as live online broadcasts, email and telephone hotlines.

Significant Events

PROFIT DISTRIBUTION DURING THE REPORTING PERIOD

The 2007 Annual General Meeting approved the Bank's appropriation of RMB4.626 billion as statutory surplus reserve and its overseas operations' appropriation of RMB14 million as statutory reserve and regulatory reserve according to local regulatory requirements. RMB10.626 billion was appropriated as general reserve. No discretionary reserve was set aside. The Bank distributed a dividend of RMB0.10 (including tax) per share, amounting to approximately RMB25.384 billion. The dividend distribution was implemented in July 2008. The Bank will not distribute an interim dividend for the period ended 30 June 2008 or propose any capitalisation of capital reserve to share capital.

CORPORATE GOVERNANCE

For details about the corporate governance of the Bank, please refer to the section on Corporate Governance contained in this report.

PURCHASE AND SALE, MERGER AND ACQUISITION OF ASSETS

During the reporting period, the Bank undertook no material purchase, sale, merger or acquisition of assets.

MATERIAL LITIGATION AND ARBITRATION CASES

The Bank was involved in certain litigation and arbitration cases in the course of its regular business. After consulting legal professionals, the management holds that none of the litigation and arbitration cases will have significant adverse impact on the operating results or financial position of the Bank.

SIGNIFICANT RELATED PARTY TRANSACTIONS

The Bank undertook no discloseable significant related party transactions during the reporting period. The Bank undertook related party transactions with its related parties on ordinary commercial terms. For related party transactions as defined by the relevant accounting standards by the end of the reporting period, please refer to Note II. 30 to the Interim Financial Information for details.

MAJOR CONTRACTS AND THE PERFORMANCE THEREOF

- **Material Custody, Sub-contracts and Leases**

  During the reporting period, the Bank did not transact, take custody of, sub-contract or lease any material business assets from other companies, or allow its material business assets to be subject to such arrangements.

- **Material Guarantee Business**

  As approved by the PBOC and CBRC, the guarantee business is an off-balance-sheet item in the ordinary course of the Bank's business. The Bank operates the guarantee business in a prudent manner and has formulated specific management measures, operational processes and approval procedures in accordance with the risks of guarantee business and carried out this business accordingly. During the reporting period, save as disclosed, the Bank did not enter into any material guarantee business.

- **Material Cash Assets of the Bank Entrusted to Others for Management**

  During the reporting period, no material cash assets of the Bank were entrusted to others for management.

UNDERTAKINGS

During the reporting period, to the best of the Bank's knowledge, there was no breach of material undertakings by the Bank or its shareholders holding shares of more than 5% (including 5%) of the Bank.

DISCIPLINARY ACTION REGARDING THE BANK AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT PERSONNEL

During the reporting period, neither the Bank nor its directors, supervisors or senior management personnel were investigated, disciplined or reprimanded by the CSRC or publicly reprimanded by the stock exchanges. No other regulatory administration imposed any punity on the Bank that had a material impact on the Bank's operations.

INVESTMENT SECURITIES

The Group held securities issued by other listed companies during its regular course of business.

No.	Stock code	Company name	Stock held at period end (unit: share)	Initial investment cost (unit: RMB)	Carrying value at period end (unit: RMB)	Carrying value at period beginning (unit: RMB)	Accounting classification
1	23 HK	Bank of East Asia	77,495,170	3,504,357,409	2,885,464,459	3,634,935,747	Available for sale equity security
2	600591 CH	Shanghai Airlines	143,886,600	87,529,682	841,895,227	2,359,800,811	Available for sale equity security
3	MA	MasterCard Inc.	346,971	-	631,887,071	512,149,796	Available for sale equity security, trading equity security
4	V	VISA Inc.	911,880	-	508,464,497	407,465,099	Available for sale equity security
5	1088 HK	China Shenhua Co.	16,732,500	156,438,070	448,692,027	596,325,423	Available for sale equity security
6	1398 HK	ICBC	93,540,000	265,637,648	438,340,943	449,116,231	Available for sale equity security
7	8002 HK	Phoenix TV	412,000,000	342,669,550	409,320,352	601,302,464	Available for sale equity security
8	1186 HK	China Railway Construction	36,416,000	346,038,129	348,985,955	-	Available for sale equity security
9	3983 HK	China Bluechemical Ltd.	61,988,000	104,581,414	294,299,188	288,394,797	Available for sale equity security
10	000527 CH	GD Midea Electric Appliances	22,568,940	368,300,844	269,628,302	469,083,482	Trading equity security
Total	-	-	-	**5,175,552,746**	**7,076,978,021**	**9,318,573,850**	-

Notes:

1. Investment securities listed in this table include the Group's holding of stocks, warrants, and convertible bonds issued by other listed companies, open-ended funds and close-ended funds, that are classified as financial assets available for sale and trading financial assets as of 30 June 2008.

2. The table lists the top ten investment securities held by the Group in descending order at their carrying value at 30 June 2008.

3. The Group was allocated certain shares of MasterCard Inc. and VISA Inc. in conjunction with their initial public offering arrangements. Initial investment consideration was nil.

4. Carrying value at period beginning reflects the Bank's securities investment as of the end of 2007.

THE GROUP'S EQUITY INVESTMENT IN UNLISTED FINANCIAL COMPANIES AND COMPANIES WITH INTENTION TO OBTAIN LISTING

Company name	Initial investment cost (unit: RMB)	Equities held (unit: share)	Proportion of total share	Carrying value at period end (unit: RMB)
China UnionPay Co., Ltd.	146,250,000	112,500,000	4.64%	281,250,000
Dongfeng Peugeot Citroen Auto Finance Co., Ltd.	211,214,145	–	50%	257,148,254
JCC Financial Co., Ltd.	51,278,804	–	20%	61,799,680
Hunan Hualing Financial Co., Ltd.	25,558,013	–	10%	26,661,358
CJM Insurance Brokers Ltd.	659,400	2,000,000	22%	3,732,681
Debt Management Company Ltd.	14,595	1,660	11%	14,595
Total	**434,974,957**	**–**	**–**	**630,606,568**

Notes:

1. Financial companies include commercial banks, securities firms, insurance companies, trust companies and futures companies etc.
2. This table is in the descending order of carrying value at period end. Carrying value is after the deduction of impairment allowance.
3. Only holdings of around 5% or more are listed.
4. The Group held no equity in companies with intention to obtain listing during the reporting period.

EXTENSION OF LOCK-UP HOLDING COMMITMENT BY SHAREHOLDERS HOLDING SHARES OF MORE THAN 5% OF THE BANK IN 2008

Not applicable.

ALTERATION OF BUSINESS PLAN

During the reporting period, the Bank made no alteration to its business plan.

ALERT OF AND EXPLANATIONS FOR PREDICTED LOSS IN NET PROFIT FOR THE PERIOD FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD OR SUBSTANTIAL CHANGE COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR

Not applicable.

USE OF RAISED FUNDS

All proceeds from the domestic and overseas offerings in 2006 have been used to strengthen the Bank's capital base.

The Bank issued RMB60 billion of RMB-denominated subordinated bonds in 2004 and 2005 in order to mitigate liquidity risk, optimise the maturity structure of assets and liabilities and improve the capital adequacy level.

PURCHASE, SALE OR REDEMPTION OF THE BANK'S SHARES

The Bank's overseas subsidiaries held certain listed shares of the Bank in relation to its derivatives and arbitrage business. These shares were treated as treasury stock and were recorded as a deduction from equity holders' equity. Gains and losses on sale or redemption of the treasure shares are credited or charged to reserves. As of 30 June 2008, the total number of the Bank's treasury shares were approximately 3.57 million. Please refer to the Condensed Consolidated Financial Statements for the treasury stock held by the Bank at the end of the reporting period.

IMPLEMENTATION OF STOCK INCENTIVE PLAN DURING THE REPORTING PERIOD

The Bank approved a long-term incentive policy, including the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan, at the Board of Directors' Meeting and the Extraordinary Shareholders' Meeting held in November 2005. To date, the Managėment Stock Appreciation Rights Plan and the Employee Stock Ownership Plan have not been implemented.

THE AUDIT COMMITTEE

The Audit Committee of the Bank is composed of non-executive directors only, including three non-executive directors and four independent non-executive directors. Mr. Huang Shizhong, an independent non-executive director, is the Chairman. Ms. Huang Haibo, Mr. Wang Gang, Mr. Seah Peter Lim Huat, Mr. Anthony Francis Neoh, Mr. Alberto Togni and Ms. Huang Danhan are members of the Committee. Based on the principle of independence, the Committee assists the Board of Directors in supervising the Group's financial reporting, internal control, and internal and external audit.

The Audit Committee of the Bank has reviewed the interim results of the Bank. The Bank's external auditors have conducted a review of the interim financial statements in accordance with the International Standards on Review Engagements No.2410. The Audit Committee has discussed matters relating to the accounting standards and practices adopted by the financial statements, internal control and financial reporting.

APPOINTMENT OR TERMINATION OF EXTERNAL AUDITORS

The Bank has appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Hong Kong as its domestic and international external auditors respectively.

DIRECTORS AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES

On 5 July 2002, BOCHK (BVI), which directly holds a controlling stake in BOCHK Holdings, granted options to the following directors according to the Pre-listing Share Option Scheme. Directors can use the options to purchase the existing issued shares of BOCHK Holdings from BOCHK (BVI) at an exercise price of HKD8.50 per share. BOCHK Holdings is a subsidiary of the Bank and is listed on The Stock Exchange of Hong Kong Limited (Hong Kong Stock Exchange). These options have a vesting period of four years starting 25 July 2002, with a valid exercise period of 10 years.

The following table shows the outstanding options granted to the directors according to the aforesaid Pre-listing Share Option Scheme as of 30 June 2008:

				Number of Options					
Name	Grant date	Exercise price per share (HKD)	Exercisable period	Options granted on 5 July 2002	Balance as of 1 January 2008	Options exercised during the period	Options abandoned during the period	Options nullified during the period	Balance as of 30 June 2008
Li Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
Zhou Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	361,500	-	-	1,084,500

Save as disclosed above, the Bank and its holding companies, subsidiaries or fellow subsidiaries reached no arrangement within the reporting period to enable directors, supervisors or their spouses or children below the age of 18 to benefit from the purchase of shares or bonds from the Bank or any other legal entity.

RIGHTS AND INTERESTS OF DIRECTORS AND SUPERVISORS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed above, as of 30 June 2008, Director Zhou Zaiqun possessed 500 shares and interests in BOCHK Holdings, which was recorded in the register required to be kept by the Bank pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong or otherwise notified to the Bank and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Save as disclosed above, as of 30 June 2008, the Bank's directors and supervisors did not hold any interests or short positions in the shares, underlying shares or debentures of the Bank or its associated corporations (as defined according to Part XV of the Securities and Futures Ordinance of Hong Kong), which, in accordance with Section 352 of the Ordinance, should be recorded in the register required to be kept, or, in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules, should be notified to the Bank and the Hong Kong Stock Exchange.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES OF THE HONG KONG STOCK EXCHANGE

Pursuant to the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, the Bank continuously improved relevant rules and regulations concerning corporate governance and has fully complied with the provisions of the Code and most of the best practices recommended therein.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

Pursuant to overseas and local securities regulators' requirements, the Bank has adopted and implemented the Management Rules on Securities Transactions by Directors, Supervisors and Senior Management of Bank of China Limited (the "Management Rules") to govern securities transactions by directors, supervisors and senior management personnel of the Bank. The terms of the Management Rules are more stringent than the mandatory standards as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules of the Hong Kong Stock Exchange (the "Model Code"). The Bank has made specific enquiry to all directors and supervisors on this matter, all of whom confirmed that they have complied with the standards set out in both the Management Rules and the Model Code throughout the reporting period.

COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARD NO. 34 (IAS 34)

The 2008 interim report of the Bank is in compliance with International Accounting Standard No.34 – Interim Financial Reporting.

INTERIM REPORT

This interim report is available in both Chinese and English. You may write to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (Address: Units 1806-1807, 18/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong) to request the interim report prepared under IFRS or go to the Bank's business locations for copies (Chinese version) prepared under CAS 2006. This interim report is also available at the following websites: www.boc.cn, www.sse.com.cn, and www.hkexnews.hk.

Should there be any queries about how to obtain copies of this interim report or access the document on the Bank's website, please dial the Bank's hotlines at: (852)-2862 8633 or (86)10-6659 2638.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

To the Board of Directors of Bank of China Limited
(Incorporated in the People's Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 58 to 127, which comprises the condensed consolidated balance sheet of Bank of China Limited (the "Bank") and its subsidiaries (together, the "Group") as at 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes (the "Interim Financial Information"). The Rules Governing the Listing of Securities on the Main Board of the Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Bank are responsible for the preparation and presentation of this Interim Financial Information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this Interim Financial Information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the Interim Financial Information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 August 2008

Interim Financial Information

Index

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENT 58
CONDENSED CONSOLIDATED BALANCE SHEET 59
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY.................... 61
CONDENSED CONSOLIDATED CASH FLOW STATEMENT................................ 63

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

I. BASIS OF PRESENTATION AND PRINCIPAL ACCOUNTING POLICIES.................. 65
II. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION 67
1. Net interest income 67
2. Net fee and commission income.. 68
3. Net trading gains/(losses).. 69
4. Other operating income 70
5. Operating expenses 70
6. Staff costs 71
7. Impairment losses on assets... 72
8. Income tax expense 72
9. Earnings per share (Basic and diluted)...................................... 74
10. Cash and due from banks.. 74
11. Balances with central banks.. 75
12. Placements with banks and other financial institutions..................... 76
13. Financial assets at fair value through profit or loss 77
14. Derivative financial instruments... 78
15. Loans and advances to customers, net 79
16. Investment securities 81
17. Property and equipment... 83
18. Investment property 85
19. Other assets 85
20. Financial liabilities at fair value through profit or loss................ 86
21. Due to customers 86
22. Bonds issued 87
23. Share option schemes... 87
24. Deferred income taxes 88
25. Other liabilities 89
26. Reserve for fair value changes of available-for-sale securities........... 90
27. Dividends.. 90
28. Contingent liabilities and commitments..................................... 90
29. Note to cash flow statement.. 94
30. Related party transactions 94
31. Segment information 98
III. FINANCIAL RISK MANAGEMENT
1. Credit risk 104
2. Market risk.. 111
3. Liquidity risk.. 122
4. Capital management.. 127

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	For the six month period ended 30 June	
		2008 (unaudited)	**2007 (unaudited)**
Interest income	II.1	141,405	122,503
Interest expense	II.1	(59,882)	(51,476)
Net interest income		**81,523**	**71,027**
Fee and commission income	II.2	24,113	17,033
Fee and commission expense	II.2	(1,748)	(1,624)
Net fee and commission income		**22,365**	**15,409**
Net trading gains/(losses)	II.3	3,475	(4,897)
Net gains on investment securities		735	984
Other operating income	II.4	10,766	7,263
Operating income		**118,864**	**89,786**
Operating expenses	II.5	(44,875)	(33,062)
Impairment losses on assets	II.7	(17,144)	(6,409)
Operating profit		**56,845**	**50,315**
Share of results of associates and joint ventures		516	605
Profit before income tax		**57,361**	**50,920**
Income tax expense	II.8	(12,716)	(18,538)
Profit for the period		**44,645**	**32,382**
Attribute to:			
Equity holders of the Bank		42,181	29,543
Minority interest		2,464	2,839
		44,645	32,382
Earnings per share for profit attributable to the equity holders of the Bank during the period (Expressed in RMB per ordinary share)			
– Basic and diluted	II.9	0.17	0.12

The accompanying notes form an integral part of this interim financial information.

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	As at 30 June 2008 (unaudited)	As at 31 December 2007 (audited)
ASSETS			
Cash and due from banks	II.10	60,096	71,221
Balances with central banks	II.11	946,545	751,344
Placements with banks and other financial institutions	II.12	324,878	386,648
Government certificates of indebtedness for bank notes issued		30,465	32,478
Precious metals		47,799	44,412
Financial assets at fair value through profit or loss	II.13	90,857	124,665
Derivative financial assets	II.14	72,996	45,839
Loans and advances to customers, net	II.15	3,141,972	2,754,493
Investment securities	II.16		
– available-for-sale		721,258	682,995
– held-to-maturity		377,941	446,647
– loans and receivables		473,144	458,620
Investment in associates and joint ventures		7,070	6,779
Property and equipment	II.17	84,704	83,805
Investment property	II.18	9,975	9,986
Deferred income tax assets	II.24	15,246	17,647
Other assets	II.19	78,175	73,638
Total assets		**6,483,121**	**5,991,217**

The accompanying notes form an integral part of this interim financial information.

AS AT 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	As at 30 June 2008 (unaudited)	As at 31 December 2007 (audited)
LIABILITIES			
Due to banks and other financial institutions		410,385	324,848
Due to central banks		51,549	90,485
Bank notes in circulation		30,458	32,605
Certificates of deposit and placements from banks and other financial institutions		225,433	248,482
Financial liabilities at fair value through profit or loss	II.20	68,135	86,655
Derivative financial liabilities	II.14	40,882	27,262
Due to customers	II.21	4,863,664	4,400,111
Bonds issued	II.22	64,981	64,391
Other borrowings		47,218	51,708
Current tax liabilities		14,210	21,045
Retirement benefit obligations		6,877	7,231
Deferred income tax liabilities	II.24	2,506	2,894
Other liabilities	II.25	197,153	182,843
Total liabilities		**6,023,451**	**5,540,560**
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital		253,839	253,839
Capital reserve		66,506	66,592
Statutory reserves		15,691	15,448
General and regulatory reserves		25,235	24,911
Undistributed profits		84,719	68,480
Reserve for fair value changes of available-for-sale securities	II.26	(3,026)	(1,506)
Currency translation differences		(11,882)	(7,289)
Treasury shares		(11)	(45)
		431,071	420,430
Minority interest		**28,599**	**30,227**
Total equity		**459,670**	**450,657**
Total equity and liabilities		**6,483,121**	**5,991,217**

Approved and authorised for issue by the Board of Directors on 28 August 2008.

Xiao Gang	**Li Lihui**
Director	*Director*

The accompanying notes form an integral part of this interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

		Unaudited									
		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
As at 1 January 2008		253,839	66,592	15,448	24,911	68,480	(1,506)	(7,289)	(45)	30,227	450,657
Profit for the period		-	-	-	-	42,181	-	-	-	2,464	44,645
Appropriation to statutory reserves		-	-	243	-	(243)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve		-	-	-	324	(324)	-	-	-	-	-
Net change in fair value of available-for-sale securities, net of tax	11.26	-	-	-	-	-	(1,520)	-	-	(530)	(2,050)
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	20	20
Net change in treasury shares		-	-	-	-	-	-	-	34	-	34
Dividends	11.27	-	-	-	-	(25,384)	-	-	-	(1,992)	(27,376)
Currency translation differences		-	-	-	-	-	-	(4,593)	-	(1,645)	(6,238)
Others		-	(86)	-	-	9	-	-	-	55	(22)
As at 30 June 2008		253,839	66,506	15,691	25,235	84,719	(3,026)	(11,882)	(11)	28,599	459,670

The accompanying notes form an integral part of this interim financial information.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

		Unaudited									
		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
As at 1 January 2007		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956
Profit for the period		-	-	-	-	29,543	-	-	-	2,839	32,382
Appropriation to statutory reserves		-	-	262	-	(262)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve		-	-	-	246	(246)	-	-	-	-	-
Net change in fair value of available-for-sale securities, net of tax		-	-	-	-	-	(4,788)	-	-	(180)	(4,968)
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	13	13
Net change in treasury shares		-	-	-	-	-	-	-	155	-	155
Dividends		-	-	-	-	(10,154)	-	-	-	(1,817)	(11,971)
Translation differences		-	-	-	-	-	-	(2,207)	-	(941)	(3,148)
Others		-	(62)	-	-	108	-	-	-	-	46
As at 30 June 2007		253,839	66,555	10,642	14,180	57,414	(2,779)	(4,278)	(61)	29,953	425,465
Profit for the period		-	-	-	-	26,705	-	-	-	2,949	29,654
Appropriation to statutory reserves		-	-	4,806	-	(4,806)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve		-	-	-	10,731	(10,731)	-	-	-	-	-
Net change in fair value of available-for-sale securities, net of tax		-	-	-	-	-	1,273	-	-	69	1,342
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	17	17
Net change in treasury shares		-	-	-	-	-	-	-	16	-	16
Dividends		-	-	-	-	-	-	-	-	(1,767)	(1,767)
Translation differences		-	-	-	-	-	-	(3,011)	-	(1,043)	(4,054)
Others		-	37	-	-	(102)	-	-	-	49	(16)
As at 31 December 2007		253,839	66,592	15,448	24,911	68,480	(1,506)	(7,289)	(45)	30,227	450,657

The accompanying notes form an integral part of this interim financial information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	For the six month period ended 30 June	
		2008 (unaudited)	2007 (unaudited)
Cash flows from operating activities			
Profit before income tax		57,361	50,920
Adjustments:			
Impairment losses on assets		17,144	6,409
Depreciation of property and equipment		3,199	2,718
Amortization of intangible assets and other assets		418	620
Net gains on disposal of property and equipment and other long-term assets		(139)	(88)
Net gains on disposal of investment in subsidiaries, associates and joint ventures		(28)	(28)
Share of results of associates and joint ventures		(516)	(605)
Interest income arising from investment securities		(28,809)	(34,099)
Dividends arising from investment securities		(287)	(136)
Net gains on de-recognition of investment securities		(735)	(984)
Interest expense arising from bonds issued		1,578	1,448
Net changes in operating assets and liabilities:			
Net increase in balances with central banks		(180,649)	(88,780)
Net decrease/(increase) in due from banks and placements with banks and other financial institutions		208	(44,597)
Net (increase)/decrease in precious metals		(3,387)	2,516
Net decrease/(increase) in financial assets at fair value through profit or loss		33,623	(39,192)
Net increase in loans and advances to customers		(393,972)	(239,716)
Net decrease/(increase) in other assets		31,591	(62,064)
Net increase in due to banks and other financial institutions		85,537	140,406
Net (decrease)/increase in due to central banks		(38,936)	13,606
Net (decrease)/increase in certificates of deposit and placements from banks and other financial institutions		(23,049)	78,996
Net increase in due to customers		463,553	259,949
Net decrease in other borrowings		(4,490)	(7,047)
Net decrease in other liabilities		(27,876)	(8,935)
Net cash from operating activities		(8,661)	31,317
Income tax paid		(16,610)	(15,997)
Net cash (outflows)/inflows from operating activities		(25,271)	15,320

The accompanying notes form an integral part of this interim financial information.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	For the six month period ended 30 June 2008 (unaudited)	2007 (unaudited)
Cash flows from investing activities			
Proceeds from disposal of property and equipment, intangible assets and other long-term assets		1,263	1,972
Proceeds from disposal of investment in subsidiaries, associates and joint ventures		71	56
Dividends received		440	138
Interest income received from investment securities		29,381	30,005
Proceeds from disposal of investment securities		859,225	926,700
Payment for increase of investment in subsidiaries, associates and joint ventures		(78)	(74)
Purchase of property and equipment, intangible assets and other long-term assets		(7,268)	(4,625)
Purchase of investment securities		(890,705)	(986,134)
Net cash outflows from investing activities		(7,671)	(31,962)
Cash flows from financing activities			
Cash received from issuance of bonds		635	276
Proceeds from minority equity holders of a subsidiary upon exercise of subsidiary share options		20	-
Proceeds from minority equity holders of subsidiaries		29	13
Net sale of treasury shares		34	155
Cash payments for interest on bonds issued		(1,497)	(1,468)
Dividend payments to minority equity holders		(1,992)	(1,817)
Net cash outflows from financing activities		(2,771)	(2,841)
Effect of exchange rate changes on cash and cash equivalents		(20,188)	(10,445)
Net decrease in cash and cash equivalents		(55,901)	(29,928)
Cash and cash equivalents as of 1 January		528,937	519,944
Cash and cash equivalents as of 30 June	II.29	473,036	490,016

The accompanying notes form an integral part of this interim financial information.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

I BASIS OF PRESENTATION AND PRINCIPAL ACCOUNTING POLICIES

1 The unaudited condensed consolidated interim financial information has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and should be read in conjunction with the annual financial statements for the year ended 31 December 2007.

The principal accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial information are consistent with those used in the Group's accounts for the year ended 31 December 2007.

On 1 January 2008, The Group adopted IFRIC 11, IFRIC 12 and IFRIC 14.

- IFRIC 11 – Group and Treasury Share Transactions
- IFRIC 12 – Service Concession Arrangement
- IFRIC 14 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The application of these interpretations had no material effect on the Group's operating results or financial position.

Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

- IAS 1 (amendment), Presentation of Financial Statements is effective for accounting periods beginning on or after 1 January 2009.
- IAS 32 and IAS 1 (Amendment), Puttable Financial Instruments and Obligations Arising on Liquidation is effective for accounting periods beginning on or after 1 January 2009.
- IAS 27 (amendment), Consolidated and Separate Financial Statements is effective for all transactions for which the transaction date is on or after the first accounting period beginning on or after 1 July 2009.

I BASIS OF PRESENTATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

- IFRS 3 (amendment), Business Combinations is effective for business combinations for which the acquisition date is on or after the first accounting period beginning on or after 1 July 2009.

- IFRS 8, Operating Segments is effective for annual periods beginning on or after 1 January 2009.

- IFRIC 13 – Customer Loyalty Programmes is effective for annual periods beginning on or after 1 July 2008.

- IFRIC 15 – 'Agreements for the construction of real estate' is effective for periods beginning on or after 1 January 2009.

- IFRIC 16 – 'Hedges of a net investment in a foreign operation' is effective for periods beginning on or after 1 October 2008.

These standards, amendments and interpretations are not expected to have a material effect on the Group's operating results or financial position.

2 Certain items in the interim financial information and their comparatives have been reclassified in line with industry practice, these changes in classification affect "Fee and commission income" and "Net trading gains/(losses)" as detailed in Note II.2 and II.3, "Net gains on investment securities" and "Impairment losses on assets" as detailed in Note II.7, and cash flows from investment securities classified as available-for-sale, held-to-maturity, loans and receivables have been reclassified from "Cash flows from operating activities" to "Cash flows from investing activities" in the condensed consolidated cash flow statements as detailed in Note II.29.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1 Net interest income

	For the six month period ended 30 June	
	2008	2007
Interest income		
Loans and advances to customers	94,232	73,135
Investment securities and trading assets	31,017	36,580
Due from central banks	8,591	3,402
Due from and placement with banks and other financial institutions	7,565	9,386
Sub-total	141,405	122,503
Interest expense		
Due to customers	(49,750)	(42,703)
Due to and placement from banks and other financial institutions	(7,542)	(6,502)
Other borrowed funds	(2,590)	(2,271)
Sub-total	(59,882)	(51,476)
Net interest income	81,523	71,027
Included within interest income is interest income accrued on impaired financial assets:	955	142

Included within interest income and interest expenses are RMB139,197 million (2007: RMB120,022 million) and RMB58,808 million (2007: RMB48,870 million) for financial assets and financial liabilities that are not at fair value through profit or loss respectively.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

2 Net fee and commission income

	For the six month period ended 30 June	
	2008	2007
Agency commissions	5,330	5,354
Spread income from foreign exchange business (1)	4,700	3,645
Settlement and clearing fees	4,341	2,220
Credit commitment fees	3,730	1,874
Bank card fees	2,149	1,753
Consultancy and advisory fees	1,525	357
Custodian and other fiduciary service fees	840	485
Others	1,498	1,345
Fee and commission income	24,113	17,033
Fee and commission expense	(1,748)	(1,624)
Net fee and commission income	22,365	15,409

(1) Spread income earned from foreign exchange business for the six month period ended 30 June 2008 of RMB4,700 million (2007: RMB3,645 million) has been reclassified from "Net trading gains/(losses)" to "Fee and commission income" (see Note II.3).

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3 Net trading gains/(losses)

	For the six month period ended 30 June	
	2008	2007
Net gains/(losses) from foreign exchange and foreign exchange products (1)	6,262	(4,885)
Net losses from interest rate products	(2,488)	(568)
Net (losses)/gains from equity products	(382)	394
Net gains from precious metals and other commodity products	83	105
Others	–	57
Total (2)	3,475	(4,897)

(1) The net gains/(losses) from foreign exchange and foreign exchange products include losses in connection with the retranslation of foreign currency denominated monetary assets and liabilities of RMB23,749 million (2007: RMB11,719 million), and net realised gains and unrealised gains on foreign exchange derivatives (including those entered into in conjunction with the Group's asset and liability management and funding arrangements) of RMB16,215 million (2007: RMB1,634 million) and RMB13,796 million (2007: RMB5,200 million).

Spread income earned from foreign exchange business for the six month period ended 30 June 2008 of RMB4,700 million (2007: RMB3,645 million) has been reclassified from "Net trading gains/(losses)" to "Fee and commission income" (See Note II.2).

(2) Included in "Net trading gains/(losses)" above for the period ended 30 June 2008 are losses of RMB297 million, in relation to financial assets and financial liabilities designated at fair value through profit or loss.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4 Other operating income

	For the six month period ended 30 June	
	2008	**2007**
Insurance premiums		
– Long term insurance contracts	4,054	2,892
– General insurance contracts	750	646
Gains on disposal of subsidiaries, associates and joint ventures	28	28
Gains on disposal of property and equipment, intangible assets and other assets	152	104
Changes in fair value of investment properties	682	1,175
Dividend income	287	136
Aircraft leasing income	978	1,078
Others	3,835	1,204
Total	10,766	7,263

5 Operating expenses

	For the six month period ended 30 June	
	2008	**2007**
Staff costs (Note II.6)	19,753	15,058
General operating and administrative expenses (1)	9,491	7,402
Depreciation and amortisation	3,617	3,338
Business and other taxes	5,703	3,902
Insurance benefits and claims		
– Long term insurance contracts	3,245	2,593
– General insurance contracts	445	295
Allowance for litigation losses	12	(1)
Others	2,609	475
Total	44,875	33,062

(1) Included in the general operating and administrative expenses are operating lease rental expenses of RMB1,301 million and other premises and equipment related expenses of RMB2,304 million (2007: RMB936 million and RMB1,864 million).

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6 Staff costs

	For the six month period ended 30 June	
	2008	2007
Salaries and benefits	15,681	11,780
Defined contribution plans (1)	1,659	1,388
Retirement benefits (2)	139	44
Housing funds	877	729
Social security costs	620	521
Others	777	596
Total	19,753	15,058

(1) In 2005, the Group established the Annuity Plan, a defined contribution plan, in addition to local Labor and Social Security Bureau contribution plans. The expense recorded in the Group's income statement for the six month periods ended 30 June 2008 and 30 June 2007 amounted to RMB272 million and RMB241 million respectively.

(2) The amounts of retirement benefit costs recognized in the income statement in relation to the Bank's defined benefits payable to certain retired and early retired employees are as follow:

	For the six month period ended 30 June	
	2008	2007
Interest cost	155	128
Actuarial gains	(16)	(84)
Total	139	44

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7 Impairment losses on assets

	For the six month period ended 30 June	
	2008	**2007**
Loans and advances		
– Individually assessed	(470)	2,133
– Collectively assessed	6,963	3,111
Investment securities (1)		
– Available-for-sale	9,532	1,155
– Held-to-maturity	1,100	-
Other assets	19	10
Total	17,144	6,409

(1) Impairment losses on investment securities for the six month period ended 30 June 2008 of RMB10,632 million (2007: RMB1,155 million) has been reclassified from "Net gains on investment securities" to "Impairment losses on assets".

Included in the impairment losses for the six month period ended 30 June 2008 were impairment charges on US subprime mortgage related debt securities, US Alt-A mortgage-backed securities and US Non-Agency mortgage-backed securities held at 30 June 2008 amounting to RMB4,610 million, RMB2,544 million and RMB3,367 million respectively.

8 Income tax expense

	For the six month period ended 30 June	
	2008	**2007**
Current income tax		
– Chinese Mainland income tax	8,323	11,200
– Hong Kong profits tax	1,211	1,579
– Overseas taxation	506	408
	10,040	13,187
Deferred income tax	2,676	5,351
	12,716	18,538

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

8 Income tax expense (continued)

The provision for Chinese Mainland income tax is calculated based on the statutory rate of 25% and 33% of the assessable income of the Bank and each of the subsidiaries established in the Chinese Mainland as determined in accordance with the relevant PRC income tax rules and regulations for the period ended 30 June 2008 and 30 June 2007 respectively. In addition, the Bank's Overseas Operations are subject to supplementary PRC tax at a rate determined by the relevant PRC authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax. From 1 January 2008, the Hong Kong corporation profit tax rate applied was 16.5% (2007: 17.5%).

Taxation on overseas profits has been calculated on the estimated assessable profit in accordance with local tax regulations at the rates of taxation prevailing in the countries or regions in which the Group operates.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	For the six month period ended 30 June	
	2008	2007
Profit before income tax	57,361	50,920
Tax calculated at applicable statutory tax rates	14,340	16,804
Effect of different tax rates on Overseas Operations	(750)	(2,069)
Supplementary PRC tax on overseas income	512	1,178
Income not subject to tax (1)	(1,124)	(1,345)
Expenses not deductible for tax purposes (2)	646	160
Others (3)	(908)	3,810
Income tax expense	12,716	18,538

(1) Income not subject to tax mainly comprises interest income from PRC treasury bills.

(2) Non-deductible expenses primarily included marketing and entertainment expenses in excess of those deductible under the relevant PRC tax regulations.

(3) The amount for the six month period ended 30 June 2007 included the effect of the reduction of the PRC enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008 on the Group's net deferred tax assets.

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

9 Earnings per share (Basic and diluted)

Basic and diluted earnings per share were computed by dividing the profit attributable to the equity holders of the Bank for the six month periods ended 30 June 2008 and 30 June 2007 by the weighted average number of ordinary shares in issue during the periods.

The Bank had no dilutive potential ordinary shares for the six month periods ended 30 June 2008 and 30 June 2007.

	For the six month period ended 30 June	
	2008	**2007**
Profit attributable to equity holders of the Bank	42,181	29,543
Weighted average number of ordinary shares in issue (in millions)	253,834	253,810
Basic and diluted earnings per share (in Renminbi)	0.17	0.12

10 Cash and due from banks

	As at 30 June 2008	**As at 31 December 2007**
Cash	35,322	33,965
Due from domestic banks and other financial institutions	2,812	1,791
Due from overseas banks and other financial institutions	21,962	35,465
Total	60,096	71,221

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

11 Balances with central banks

	As at 30 June 2008	As at 31 December 2007
Mandatory reserves (1)	633,391	484,515
Surplus reserves	69,840	91,249
Balance under reverse repo agreements (2)	160,772	148,122
Others	82,542	27,458
Total	946,545	751,344

(1) The Group places mandatory reserve funds with the People's Bank of China ("PBOC") and the central banks of other countries or regions where it has operations. As at 30 June 2008, mandatory reserve funds placed with the PBOC were calculated at 17.5% (31 December 2007: 14.5%) and 5% (31 December 2007: 5%) of eligible RMB deposits and foreign currency deposits from customers of domestic branches of the Bank, respectively. The amount of mandatory reserve funds placed with the central banks of other countries is determined by local jurisdiction. The mandatory reserve funds are not available for use in the Group's day to day operations.

(2) The Group accepted treasury bonds as collateral in connection with its reverse repo agreements with PBOC. The Group is not permitted to sell or re-pledge such collateral accepted.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

12 Placements with banks and other financial institutions

	As at 30 June 2008	As at 31 December 2007
Placements with domestic banks	134,288	46,842
Placements with other domestic financial institutions	19,903	18,044
Placements with overseas banks and other financial institutions	171,077	322,152
	325,268	387,038
Allowance for impairment losses	(390)	(390)
Total	324,878	386,648
Impaired placements	390	390
Percentage of impaired placements to total placements with banks and other financial institutions	0.12%	0.10%

Placements with banks and other financial institutions include balances arising from reverse repo agreements as follows:

	As at 30 June 2008	As at 31 December 2007
Bills under reverse repos	4,937	193
Bonds under reverse repos		
– Government	61,926	11,924
– Financial institution	20,992	14,026
Total	87,855	26,143

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

13 Financial assets at fair value through profit or loss

	As at 30 June 2008	As at 31 December 2007
Trading financial assets		
Trading debt securities		
Government	19,446	36,325
Public sector and quasi-government	176	1,452
Financial institution	17,556	21,260
Corporate	2,751	4,059
	39,929	63,096
Trading equity securities	2,762	4,517
Sub-total	42,691	67,613
Financial assets designated at fair value through profit or loss		
Debt securities designated at fair value through profit or loss		
Government	5,299	10,315
Public sector and quasi-government	3,911	4,593
Financial institution	30,351	32,217
Corporate	6,045	6,852
Sub-total	45,606	53,977
Equity securities designated at fair value through profit or loss	2,560	3,075
Sub-total	48,166	57,052
Total	90,857	124,665
Analysed as follows:		
– Listed in Hong Kong	5,380	4,525
– Listed outside Hong Kong	50,722	81,095
– Unlisted	34,755	39,045
Total	90,857	124,665

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

14 Derivative financial instruments

The Group enters into foreign currency exchange rate, interest rate, equity and commodity derivative financial instruments for trading, asset and liability management and on behalf of customers.

	As at 30 June 2008			As at 31 December 2007		
	Contractual/ notional amount	Fair value		Contractual/ notional amount	Fair value	
		Assets	Liabilities		Assets	Liabilities
Exchange rate derivatives						
– Currency forwards and swaps, and cross-currency interest rate swaps (1)	1,971,108	57,491	(23,560)	1,563,450	37,985	(17,789)
– Currency options	54,299	399	(219)	68,004	238	(362)
		57,890	(23,779)		38,223	(18,151)
Interest rate derivatives						
– Interest rate swaps	458,715	11,049	(12,519)	472,634	4,307	(5,702)
– Interest rate options	45,795	61	(147)	31,117	55	(153)
– Interest rate futures	10,007	21	(15)	13,576	24	(33)
		11,131	(12,681)		4,386	(5,888)
Equity derivatives	13,295	1,335	(1,245)	12,736	1,050	(719)
Precious metals and other commodity derivatives	66,118	2,640	(3,177)	33,664	2,180	(2,504)
Total derivative financial assets/(liabilities)		72,996	(40,882)		45,839	(27,262)

(1) These exchange rate derivatives primarily include foreign exchange transactions with customers; foreign exchange forward transactions to manage foreign currency exchange risks arising from customers; and foreign currency exchange transactions entered into as part of asset and liability management and funding requirements.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15 Loans and advances to customers, net

	As at 30 June 2008	As at 31 December 2007
Corporate loans and advances		
– Loans	2,376,832	2,027,279
– Discounted bills	86,244	90,698
Subtotal	2,463,076	2,117,977
Personal loans and advances		
– Mortgages	618,129	577,655
– Credit cards	11,927	10,677
– Others	149,708	144,252
Subtotal	779,764	732,584
Gross loans and advances	3,242,840	2,850,561
Allowance for impairment losses		
– individually assessed	(50,557)	(51,837)
– collectively assessed	(50,311)	(44,231)
Subtotal	(100,868)	(96,068)
Loans and advances to customers, net	3,141,972	2,754,493

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15 Loans and advances to customers, net (continued)

	Loans and advances for which allowance is collectively assessed (1)	Identified impaired loans and advances (2)				
		for which allowance is collectively assessed	for which allowance is individually assessed	Subtotal	Total	Identified impaired loans and advances as % of gross total loans and advances
As at 30 June 2008						
Gross loans and advances	3,155,643	17,541	69,656	87,197	3,242,840	2.69%
Allowance for impairment losses	(38,730)	(11,581)	(50,557)	(62,138)	(100,868)	
Net loans and advances	3,116,913	5,960	19,099	25,059	3,141,972	
As at 31 December 2007						
Gross loans and advances	2,760,244	18,596	71,721	90,317	2,850,561	3.17%
Allowance for impairment losses	(31,897)	(12,334)	(51,837)	(64,171)	(96,068)	
Net loans and advances	2,728,347	6,262	19,884	26,146	2,754,493	

(1) Loans and advances for which allowance is collectively assessed consist of loans and advances which have not been specifically identified as impaired.

(2) Identified impaired loans and advances include loans for which objective evidence of impairment exists and which have been identified as bearing an impairment loss and assessed either:

- individually (including mainly significant corporate loans and advances over a certain amount which are impaired); or
- collectively (i.e. portfolios of insignificant homogenous loans, which include insignificant corporate loans and advances and all personal loans which are impaired).

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15 Loans and advances to customers, net (continued)

Reconciliation of allowance account for impairment losses on loans and advances to customers is as follows:

	2008	2007
As at 1 January	96,068	94,293
Impairment losses for the period/year	6,493	8,252
Written off	(798)	(6,798)
Recovery of loans and advances written off in previous years	400	1,671
Unwind of discount on allowance	(450)	(284)
Exchange difference	(845)	(1,066)
As at 30 June/31 December	100,868	96,068

16 Investment securities

	As at 30 June 2008	As at 31 December 2007
Debt securities available-for-sale (at fair value)		
Government	288,570	219,913
Public sector and quasi-government	121,983	136,569
Financial institution	228,561	226,149
Corporate	68,988	85,113
	708,102	667,744
Equity securities (at fair value)	13,156	15,251
Total securities available-for-sale	721,258	682,995

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

16 Investment securities (continued)

	As at 30 June 2008	As at 31 December 2007
Debt securities held-to-maturity (at amortised cost)		
Government	163,429	172,481
Public sector and quasi-government	45,383	64,178
Financial institution	141,208	174,363
Corporate	30,198	37,237
	380,218	448,259
Allowance for impairment losses	(2,277)	(1,612)
Total securities held-to-maturity	377,941	446,647
Debt securities classified as loans and receivables (at amortised cost)		
China Orient Bond	160,000	160,000
PBOC Special Bills	73,512	73,512
PBOC Target Bills	90,098	89,825
Special Purpose Treasury Bond	42,500	42,500
Long term notes – Financial institution	14,545	14,545
Short term bills and notes		
Public sector and quasi-government	14,301	18,525
Financial institution	47,479	29,497
Corporate	–	60
Certificate Treasury Bonds and others	30,849	30,304
	473,284	458,768
Allowance for impairment losses	(140)	(148)
Total securities classified as loans and receivables	473,144	458,620
Total	1,572,343	1,588,262
Analysed as follows:		
Listed in Hong Kong	16,326	17,465
Listed outside Hong Kong	680,210	622,553
Unlisted	875,807	948,244
Total	1,572,343	1,588,262

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

16 Investment securities (continued)

The market values of the above listed held-to-maturity securities are set out below:

	As at 30 June 2008		As at 31 December 2007	
	Carrying value	Market value	Carrying value	Market value
Investment securities held-to-maturity				
Listed in Hong Kong	4,464	4,482	4,591	4,613
Listed outside Hong Kong	246,753	245,297	249,242	247,331

17 Property and equipment

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
As at 30 June 2008					
Cost	69,600	25,791	7,810	21,121	124,322
Accumulated depreciation	(19,363)	(18,046)	–	(973)	(38,382)
Allowance for impairment losses	(845)	–	(391)	–	(1,236)
Net book amount	49,392	7,745	7,419	20,148	84,704
As at 31 December 2007					
Cost	70,463	25,579	7,253	17,940	121,235
Accumulated depreciation	(18,647)	(16,846)	–	(678)	(36,171)
Allowance for impairment losses	(854)	–	(405)	–	(1,259)
Net book amount	50,962	8,733	6,848	17,262	83,805

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

17 Property and equipment (continued)

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
Six month period ended 30 June 2008					
Opening net book amount	50,962	8,733	6,848	17,262	83,805
Additions	416	564	2,194	4,300	7,474
Transfer from investment property, net (Note II.18)	36	-	-	-	36
Reclassification	301	88	(1,338)	949	-
Disposals	(47)	(10)	-	(966)	(1,023)
Depreciation charge	(1,256)	(1,591)	-	(352)	(3,199)
Allowance for impairment losses	-	-	-	-	-
Exchange differences	(1,020)	(39)	(285)	(1,045)	(2,389)
Closing net book amount	49,392	7,745	7,419	20,148	84,704

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
Year ended 31 December 2007					
Opening net book amount	50,849	8,241	6,572	20,538	86,200
Additions	1,680	4,372	5,289	1,345	12,686
Transfer to investment property, net (Note II.18)	(38)	-	-	-	(38)
Reclassification	3,679	385	(4,893)	829	-
Disposals	(1,934)	(1,202)	-	(3,452)	(6,588)
Depreciation charge	(2,359)	(2,885)	-	(737)	(5,981)
Allowance for impairment losses	(7)	-	-	-	(7)
Exchange differences	(908)	(178)	(120)	(1,261)	(2,467)
Closing net book amount	50,962	8,733	6,848	17,262	83,805

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18 Investment property

	2008	2007
As at 1 January	9,986	8,221
Additions	2	426
Transfer (to)/from property and equipment, net (Note II.17)	(36)	38
Disposals	(101)	(201)
Fair value changes	682	2,070
Exchange differences	(558)	(568)
As at 30 June/31 December	9,975	9,986

19 Other assets

	As at 30 June 2008	As at 31 December 2007
Interest receivable	35,517	31,782
Accounts receivable and prepayments	30,246	29,996
Intangible assets	2,230	2,859
Repossessed assets (1)	2,443	2,039
Land use rights	3,254	3,173
Goodwill	1,721	1,752
Others	2,764	2,037
Total	78,175	73,638

(1) The Group obtained assets by taking possession of collateral held as security. Such repossessed assets of the Group are as follows:

	As at 30 June 2008	As at 31 December 2007
Repossessed assets, gross	5,185	5,198
Allowance for impairment	(2,742)	(3,159)
Repossessed assets, net	2,443	2,039

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

20 Financial liabilities at fair value through profit or loss

	As at 30 June 2008	As at 31 December 2007
Trading financial liabilities	13,964	5,371
Financial liabilities designated at fair value through profit or loss	54,171	81,284
Total	68,135	86,655

As at 30 June 2008, financial liabilities designated at fair value through profit or loss include certificates of deposit of RMB1,580 million.

There were no significant changes in the Group's credit risk and therefore there were no significant gains or losses attributed to changes in credit risk for those financial liabilities designated at fair value through profit or loss in the six month periods ended 30 June 2008 and 30 June 2007.

21 Due to customers

	As at 30 June 2008	As at 31 December 2007
Demand deposits		
– Corporate customers	1,241,138	1,174,722
– Individual customers	814,364	810,720
	2,055,502	1,985,442
Time deposits		
– Corporate customers	871,845	694,995
– Individual customers	1,677,788	1,545,001
	2,549,633	2,239,996
Security and margin deposits	258,529	174,673
Total	4,863,664	4,400,111

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

22 Bonds issued

There were no significant bonds issued, repurchased or repaid during the six month period ended 30 June 2008.

23 Share option schemes

(1) Share Appreciation Rights Plan of the Bank

No share appreciation rights were granted during the six month period ended 30 June 2008 and the year ended 31 December 2007.

(2) BOCHK Holdings Share Option Scheme and Sharesave Plan

No options were granted by BOC Hong Kong (Holdings) Limited pursuant to the Share Option Scheme or the Sharesave Plan during the period from 10 July 2002 to 30 June 2008.

(3) BOCHK Holdings Pre-listing Share Option Scheme

During the six month period ended 30 June 2008, the number of share options which were exercised by the directors and key management of the Group was 361,500 (2007: 119,500). The number of share options granted to the directors and key management of the Group outstanding at 30 June 2008 and 31 December 2007 was 4,215,500 and 4,816,000 respectively.

Regarding the share options exercised during the six month period ended 30 June 2008 and the year ended 31 December 2007, the weighted average share price of BOC Hong Kong (Holdings) Limited's shares at the time of exercise was HKD19.23 and HKD19.38, respectively.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

24 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority. The table below includes the deferred income tax assets and liabilities of the Group after offsetting qualifying amounts:

	As at 30 June 2008	As at 31 December 2007
Deferred income tax assets	15,246	17,647
Deferred income tax liabilities	(2,506)	(2,894)
	12,740	14,753

Deferred income tax assets and liabilities, before offsetting qualifying amounts, are attributable to the following items:

	As at 30 June 2008	As at 31 December 2007
Deferred income tax assets		
Asset impairment allowances	20,175	17,840
Fair value changes of financial instruments at fair value through profit or loss, and derivative financial instruments	6,078	3,854
Fair value changes of available-for-sale securities credited to equity	1,959	2,030
Statutory asset revaluation surplus	1,445	1,493
Pension and other benefit costs	1,192	1,278
Other temporary differences	599	414
	31,448	26,909

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

24 Deferred income taxes (continued)

	As at 30 June 2008	As at 31 December 2007
Deferred income tax liabilities		
Fair value changes of financial instruments at fair value through profit or loss, and derivative financial instruments	(13,147)	(7,532)
Fair value changes of available-for-sale securities charged to equity	(527)	(893)
Depreciation of property and equipment	(981)	(1,093)
Revaluation of property and investment property	(2,036)	(2,089)
Other temporary differences	(2,017)	(549)
	(18,708)	(12,156)
	12,740	14,753

25 Other liabilities

	As at 30 June 2008	As at 31 December 2007
Items in the process of clearance and settlement	68,956	83,042
Interest payable	46,806	37,869
Dividend payable	25,356	–
Salary and welfare payable	8,429	10,130
Payable to the MOF	4,340	4,340
Allowance for litigation losses	1,459	1,614
Insurance liabilities, net		
– Long term insurance contracts	22,041	21,066
– General insurance contracts	2,529	2,227
Others	17,237	22,555
Total	197,153	182,843

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

26 Reserve for fair value changes of available-for-sale securities

	2008	2007
As at 1 January	(1,506)	2,009
Net changes in fair value	(10,307)	(17,585)
Net impairment charges transferred to income statement	9,165	10,368
Net fair value changes transferred to income statement on de-recognition	(588)	3,166
Deferred income taxes	210	536
As at 30 June/31 December	(3,026)	(1,506)

27 Dividends

A dividend of RMB25,384 million in respect of 2007 profits was approved by the equity holders of the Bank at the Annual General Meeting held on 19 June 2008.

28 Contingent liabilities and commitments

(1) Legal proceedings

As at 30 June 2008, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 30 June 2008 and 31 December 2007, provisions of RMB1,459 million and RMB1,614 million respectively were made based on court judgments or the advice of counsel respectively. After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the operating results or financial position of the Group.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

28 Contingent liabilities and commitments (continued)

(2) Assets pledged

Assets pledged as collateral for repurchase, short positions and precious metals swap agreements with other banks and financial institutions are set forth in the table below. As at 30 June 2008 and 31 December 2007, the Group had such repurchase, short positions and precious metals swap agreements amounting to RMB83,575 million and RMB114,742 million, respectively. All such agreements mature within twelve months from inception.

	As at 30 June 2008	As at 31 December 2007
Precious metals	–	7,982
Bills	975	714
Debt securities	83,397	107,046
Total	84,372	115,742

As at 30 June 2008, the Group had no repo balance with PBOC (31 December 2007: RMB40,000 million).

(3) Collateral accepted

The Group accepts cash collateral and accepts securities collateral that it is partially permitted to sell or re-pledge in connection with its reverse repurchase agreements and securities lending transactions with banks and other financial institutions. As at 30 June 2008, the fair value of such cash collateral and securities collateral received from banks and financial institutions accepted by the Group amounted to RMB94,195 million (as at 31 December 2007: RMB33,876 million). As at 30 June 2008, the Group had an obligation to return securities collateral that it has sold with a fair value of RMB7,861 million (as at 31 December 2007: RMB1,890 million).

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

28 Contingent liabilities and commitments (continued)

(4) Capital commitments

	As at 30 June 2008	As at 31 December 2007
Property and equipment		
Contracted but not provided for	38,494	43,384
Authorised but not contracted for	2,381	1,260
Intangible assets		
Contracted but not provided for	1,114	1,011
Authorised but not contracted for	79	255
Total	42,068	45,910

(5) Operating leases

Under the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group in the future are summarised as follows:

	As at 30 June 2008	As at 31 December 2007
Within one year	2,049	1,852
One to two years	1,629	1,473
Two to three years	1,251	1,101
Above three years	3,329	3,033
Total	8,258	7,459

(6) Certificate Treasury Bond redemption commitments

The Bank is entrusted by the MOF to underwrite certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds in accordance with the MOF's regulations any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest in accordance with the MOF's Treasury Bond issuance announcement.

As at 30 June 2008, the principal value of the bonds amounted to RMB53,416 million (2007: RMB61,439 million). The original maturities of these bonds vary from 3 to 5 years and management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

The MOF will not provide funding for the early redemption of these Certificate Treasury Bonds on a back-to-back basis but will pay interest and repay the principal at maturity.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

28 Contingent liabilities and commitments (continued)

(7) Credit commitments

	As at 30 June 2008	As at 31 December 2007
Loan commitments (i)		
with an original maturity under one year	246,218	228,484
with an original maturity of one year or over	324,733	337,515
Acceptances	240,659	214,758
Letters of guarantee issued	484,477	423,771
Letters of credit issued	148,331	130,334
Others	1,534	685
Total	1,445,952	1,335,547

(i) Loan commitments represent general credit facility limits for corporate customers. These credit facilities may be drawn in the form of cash advances or the issuance of letters of credit, acceptances or letters of guarantee.

(8) Credit risk weighted amounts of contingent liabilities and commitments

	As at 30 June 2008	As at 31 December 2007
Contingent liabilities and commitments	526,614	484,879

The credit risk weighted amounts are the amounts calculated in accordance with the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments.

The credit risk weighted amounts stated above have not taken into account the effects of netting arrangements.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

29 Note to cash flow statement

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with maturity less than three months:

	As at 30 June 2008	As at 31 December 2007
Cash and due from banks	59,190	40,166
Balances with central banks	171,259	117,801
Placements with banks and other financial institutions	221,209	300,439
Short term bills and notes	21,378	31,610
Total	473,036	490,016

Cash outflows from investment securities classified as available-for-sale, held-to-maturity, loans and receivables for the six month period ended 30 June 2008 of RMB2,099 million (2007: RMB29,429 million) have been reclassified from "cash flows from operating activities" to "cash flows from investing activities".

30 Related party transactions

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Central SAFE Investments Limited ("Hujin").

The related party transactions below should be read in conjunction with 2007 annual financial statements.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

30 Related party transactions (continued)

(1) Transactions with the parent company and other companies controlled by the parent company

(i) Transactions with the parent company

Huijin became the equity holder of the Bank from 30 December 2003. As at 30 June 2008, Huijin owned a 67.49% equity interest in the Bank.

Deposit and financial liabilities at fair value through profit or loss	2008	2007
As at 1 January	21,592	22,060
Received during the period/year	28,699	99,619
Repaid during the period/year	(30,754)	(100,087)
As at 30 June/31 December	19,537	21,592

(ii) Transactions with other companies controlled by the parent company

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these companies in the normal course of its business. These include trading assets, investment securities and money market transactions.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

30 Related party transactions (continued)

(2) Transactions with government authorities, agencies, and other state controlled entities

The Bank is subject to the control of the State Council of the PRC Government through Huijin, which also directly and indirectly controls a significant number of entities through its government authorities, agencies, affiliates and other state controlled entities. The Group enters into extensive banking transactions with government authorities, agencies, affiliates and other state controlled entities, in the normal course of business and commercial terms.

Transactions conducted with government authorities, agencies, affiliates and other state controlled entities include purchase and redemption of investment securities issued by government agencies, underwriting and distribution of Certificate Treasury Bonds issued by government agencies through the Group's branch network, foreign exchange and interest rate derivative transactions, lending, provision of credit and guarantees and deposit taking.

(3) Transactions with associates and joint ventures

The Group enters into banking transactions with associates and joint ventures in the normal course of business at commercial terms. These include loans and advances, deposit taking and other normal banking businesses. The outstanding balances with associates and joint ventures as of the respective period/year end dates are stated below:

	As at 30 June 2008	As at 31 December 2007
Loans and advances	1,023	908
Deposits	(4,806)	(11,367)
Placements with banks and other financial institutions	960	520
Placements from banks and other financial institutions	–	(2)

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

30 Related party transactions (continued)

(4) Transactions with key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During the six month period ended 30 June 2008 and the year ended 31 December 2007, there were no material transactions and balances with key management personnel on an individual basis.

(5) Balances with subsidiaries

Included in the following captions of the Bank's balance sheets are balances with subsidiaries:

	As at 30 June 2008	As at 31 December 2007
Due from banks	973	557
Placements with other banks and financial institutions	146,869	44,136
Due to other banks	(6,901)	(7,322)
Placements from other banks and financial institutions	(129,456)	(27,871)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Significant other overseas locations include New York, London, Singapore and Tokyo.

The geographical analysis of revenue, expense, segment result, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organisational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

Profit and loss accounts, assets and liabilities, capital expenditure, depreciation and amortisation and credit commitments have generally been based on the country in which the branch or subsidiary is located.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

As at and for the six month period ended 30 June 2008

		Hong Kong and Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Subtotal	Other overseas locations	Elimination	Total
Interest income	120,974	16,256	3,131	19,387	6,157	(5,113)	141,405
Interest expense	(50,664)	(7,159)	(2,567)	(9,726)	(4,605)	5,113	(59,882)
Net interest income	70,310	9,097	564	9,661	1,552	-	81,523
Fee and commission income	18,836	3,497	1,198	4,695	668	(86)	24,113
Fee and commission expense	(441)	(805)	(486)	(1,291)	(102)	86	(1,748)
Net fee and commission income	18,395	2,692	712	3,404	566	-	22,365
Net trading gains/(losses)	3,856	(387)	(83)	(470)	89	-	3,475
Net gains on investment securities	425	116	126	242	68	-	735
Other operating income*	3,279	5,007	2,499	7,506	56	(75)	10,766
Operating income	96,265	16,525	3,818	20,343	2,331	(75)	118,864
Operating expenses*	(34,938)	(6,891)	(2,258)	(9,149)	(822)	34	(44,875)
Impairment losses on assets	(13,854)	(2,004)	(258)	(2,262)	(1,028)	-	(17,144)
Operating profit	47,473	7,630	1,302	8,932	481	(41)	56,845
Share of results of associates and joint ventures	-	-	596	596	-	(80)	516
Profit before income tax	47,473	7,630	1,898	9,528	481	(121)	57,361
Income tax expense	(10,931)	(1,144)	(229)	(1,373)	(412)	-	(12,716)
Profit for the period	36,542	6,486	1,669	8,155	69	(121)	44,645
Segment assets	5,290,113	978,151	292,098	1,270,249	371,312	(455,623)	6,476,051
Investments in associates and joint ventures	-	72	6,998	7,070	-	-	7,070
Total assets	5,290,113	978,223	299,096	1,277,319	371,312	(455,623)	6,483,121
Segment liabilities	4,946,025	901,308	272,399	1,173,707	359,221	(455,502)	6,023,451
Other segment items:							
Capital expenditure	1,792	190	5,306	5,496	36	-	7,324
Depreciation and amortisation	2,768	348	445	793	56	-	3,617
Credit commitments	1,222,342	209,115	16,814	225,929	87,385	(89,704)	1,445,952

* Other operating income includes insurance premium income earned, and operating expenses include insurance benefits and claims.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

As at 31 December 2007 and for the six month period ended 30 June 2007

		Hong Kong and Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Subtotal	Other overseas locations	Elimination	Total
Interest income	97,310	21,122	2,725	23,847	4,747	(3,401)	122,503
Interest expense	(36,550)	(12,232)	(2,373)	(14,605)	(3,722)	3,401	(51,476)
Net interest income	60,760	8,890	352	9,242	1,025	-	71,027
Fee and commission income	11,880	3,431	1,254	4,685	526	(58)	17,033
Fee and commission expense	(386)	(749)	(466)	(1,215)	(81)	58	(1,624)
Net fee and commission income	11,494	2,682	788	3,470	445	-	15,409
Net trading (losses)/gains	(5,120)	(171)	433	262	(39)	-	(4,897)
Net gains on investment securities	612	2	364	366	6	-	984
Other operating income*	680	3,495	2,720	6,215	393	(25)	7,263
Operating income	68,426	14,898	4,657	19,555	1,830	(25)	89,786
Operating expenses*	(24,517)	(5,941)	(1,877)	(7,818)	(752)	25	(33,062)
Impairment (losses)/write back on assets and advances	(6,346)	158	(203)	(45)	(18)	-	(6,409)
Operating profit	37,563	9,115	2,577	11,692	1,060	-	50,315
Share of results of associates and joint ventures	-	(2)	607	605	-	-	605
Profit before income tax	37,563	9,113	3,184	12,297	1,060	-	50,920
Income tax expense	(16,489)	(1,591)	(252)	(1,843)	(206)	-	(18,538)
Profit for the period	21,074	7,522	2,932	10,454	854	-	32,382
Segment assets	4,778,855	987,437	164,497	1,151,934	236,754	(183,105)	5,984,438
Investment in associates and joint ventures	-	78	6,701	6,779	-	-	6,779
Total assets	4,778,855	987,515	171,198	1,158,713	236,754	(183,105)	5,991,217
Segment liabilities	4,451,257	906,204	141,709	1,047,913	224,495	(183,105)	5,540,560
Other segment items:							
Capital expenditure	2,156	280	2,180	2,460	10	-	4,626
Depreciation and amortisation	2,512	300	471	771	55	-	3,338
Credit commitments	1,052,891	216,583	15,602	232,185	74,963	(24,492)	1,335,547

* Other operating income includes insurance premium income earned, and operating expenses include insurance benefits and claims.

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

Business segments comprise the Group's secondary segment. The Group provides services through six main business segments: corporate banking, personal banking, treasury operations, investment banking, insurance and other operations. Segment revenue, segment expense, segment result, segment assets and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Corporate banking – providing services to corporate customers, government authorities and financial institutions including current accounts, deposits, overdrafts, lending, custody, trade related products and other credit facilities, foreign currency and derivative products.

Personal banking – providing services to retail customers including current accounts, savings, deposits, investment savings products, credit and debit cards, consumer loans and mortgages.

Treasury operations – consisting of foreign exchange transactions, customer-based interest rate and foreign exchange derivative transactions, money market transactions, proprietary trading and asset-liability management. Funding is provided to and from individual business segments through treasury operations as part of the asset and liability management process. The transactions are eliminated on consolidation.

Investment banking – consisting of debt and equity underwriting and financial advisory, sales and trading of securities, stock brokerage, investment research and asset management services, and private equity investment services.

Insurance – underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitutes a separately reportable segment.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

As at and for the six month period ended 30 June 2008

	Corporate banking	Personal banking	Treasury operation	Investment banking	Insurance	Others	Elimination	Total
Interest income	70,609	48,643	47,609	1,177	552	294	(27,479)	141,405
Interest expense	(26,859)	(27,579)	(30,740)	(997)	-	(1,186)	27,479	(59,882)
Net interest income/(expense)	43,750	21,064	16,869	180	552	(892)	-	81,523
Fee and commission income	14,931	6,411	1,845	1,090	1	158	(323)	24,113
Fee and commission expense	(488)	(606)	(150)	(274)	(383)	(112)	265	(1,748)
Net fee and commission income/(expense)	14,443	5,805	1,695	816	(382)	46	(58)	22,365
Net trading gains/(losses)	423	304	4,271	(181)	(1,379)	37	-	3,475
Net gains on investment securities	-	-	579	-	48	108	-	735
Other operating income	81	3,017	5	148	4,883	3,350	(718)	10,766
Operating income	58,697	30,190	23,419	963	3,722	2,649	(776)	118,864
Operating expenses	(17,127)	(16,454)	(6,442)	(362)	(4,030)	(1,195)	735	(44,875)
Impairment losses on assets	(6,057)	(449)	(10,629)	-	(8)	(1)	-	(17,144)
Operating profit	35,513	13,287	6,348	601	(316)	1,453	(41)	56,845
Share of results of associates and joint ventures	-	-	-	262	11	329	(86)	516
Profit before income tax	35,513	13,287	6,348	863	(305)	1,782	(127)	57,361
Income tax expense								(12,716)
Profit for the period								44,645
Segment assets	2,313,377	838,073	3,293,729	123,214	29,730	122,172	(244,244)	6,476,051
Investments in associates and joint ventures	-	-	-	1,458	257	5,392	(37)	7,070
Total assets	2,313,377	838,073	3,293,729	124,672	29,987	127,564	(244,281)	6,483,121
Capital expenditure	595	656	31	44	20	5,978	-	7,324

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

As at 31 December 2007 and for the six month period ended 30 June 2007

	Corporate banking	Personal banking	Treasury operation	Investment banking	Insurance	Others	Elimination	Total
Interest income	54,464	46,965	48,150	511	394	215	(28,196)	122,503
Interest expense	(23,773)	(26,262)	(27,661)	(353)	-	(1,623)	28,196	(51,476)
Net interest income/ (expense)	30,691	20,703	20,489	158	394	(1,408)	-	71,027
Fee and commission income	8,899	6,261	1,002	967	1	114	(211)	17,033
Fee and commission expense	(166)	(859)	(80)	(344)	(262)	(93)	180	(1,624)
Net fee and commission income/(expense)	8,733	5,402	922	623	(261)	21	(31)	15,409
Net trading gains/(losses)	155	439	(5,520)	317	(368)	80	-	(4,897)
Net gains on investment securities	-	-	619	-	-	365	-	984
Other operating income	13	244	2	38	3,531	4,107	(672)	7,263
Operating income	39,592	26,788	16,512	1,136	3,296	3,165	(703)	89,786
Operating expenses	(12,760)	(11,671)	(4,840)	(293)	(3,129)	(1,072)	703	(33,062)
Impairment losses on assets	(4,494)	(636)	(1,172)	(244)	(12)	149	-	(6,409)
Operating profit	22,338	14,481	10,500	599	155	2,242	-	50,315
Share of results of associates and joint ventures	-	-	-	323	53	280	(51)	605
Profit before income tax	22,338	14,481	10,500	922	208	2,522	(51)	50,920
Income tax expense								(18,538)
Profit for the period								32,382
Segment assets	2,064,142	811,793	2,983,730	33,419	28,222	114,406	(51,274)	5,984,438
Investments in associates and joint ventures	-	-	-	1,373	245	5,206	(45)	6,779
Total assets	2,064,142	811,793	2,983,730	34,792	28,467	119,612	(51,319)	5,991,217
Capital expenditure	719	792	38	19	134	2,924	-	4,626

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT

1 Credit risk

1.1 Loans and advances

(1) Concentrations of risk for loans and advances to customers

(i) The economic sector concentration of risk for loans and advances to customers (gross) are as follows:

	As at 30 June 2008		As at 31 December 2007	
	Amount	% of total	Amount	% of total
Corporate loans				
Manufacturing	768,434	23.69%	687,925	24.13%
Commerce and services	462,724	14.27%	357,702	12.55%
Energy, mineral and agriculture	357,428	11.02%	291,810	10.24%
Transportation and logistics	289,942	8.94%	266,905	9.36%
Real estate	279,773	8.63%	247,481	8.68%
Public utilities	121,957	3.76%	113,355	3.98%
Construction	48,935	1.51%	45,343	1.59%
Financial services	68,410	2.11%	53,474	1.88%
Others	65,473	2.02%	53,982	1.89%
Subtotal	2,463,076	75.95%	2,117,977	74.30%
Personal loans				
Mortgage loans	618,129	19.06%	577,655	20.26%
Credit card advances	11,927	0.37%	10,677	0.38%
Others	149,708	4.62%	144,252	5.06%
Subtotal	779,764	24.05%	732,584	25.70%
Gross amounts of loans and advances before allowance for impairment losses	3,242,840	100.00%	2,850,561	100.00%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.1 Loans and advances (continued)

(1) Concentrations of risk for loans and advances to customers (continued)

	As at 30 June 2008		As at 31 December 2007	
	Amount	% of total	Amount	% of total
Chinese Mainland				
Corporate loans				
Manufacturing	683,956	21.08%	629,327	22.08%
Commerce and services	308,885	9.53%	280,465	9.84%
Energy, mineral and agriculture	308,603	9.52%	266,323	9.34%
Transportation and logistics	239,511	7.39%	223,355	7.84%
Real estate	163,627	5.05%	143,613	5.04%
Public utilities	120,113	3.70%	112,231	3.94%
Construction	39,616	1.22%	38,560	1.35%
Financial services	36,994	1.14%	33,897	1.19%
Others	2,635	0.08%	2,401	0.08%
Subtotal	1,903,940	58.71%	1,730,172	60.70%
Personal loans				
Mortgage loans	491,233	15.15%	454,984	15.96%
Credit card advances	6,925	0.21%	5,307	0.19%
Others	130,977	4.04%	125,242	4.39%
Subtotal	629,135	19.40%	585,533	20.54%
Total for Chinese Mainland	2,533,075	78.11%	2,315,705	81.24%
Hong Kong and Macau				
Corporate loans				
Real estate	99,789	3.08%	92,109	3.23%
Commerce and services	97,994	3.02%	63,188	2.22%
Transportation and logistics	34,435	1.06%	34,069	1.20%
Manufacturing	37,017	1.14%	32,343	1.13%
Energy, mineral and agriculture	8,209	0.25%	8,523	0.30%
Financial services	9,305	0.29%	8,317	0.29%
Construction	8,874	0.27%	6,466	0.23%
Others	47,086	1.46%	41,353	1.45%
Subtotal	342,709	10.57%	286,368	10.05%
Personal loans				
Mortgage loans	125,052	3.86%	121,187	4.24%
Credit card advances	4,888	0.15%	5,283	0.19%
Others	18,199	0.56%	18,419	0.65%
Subtotal	148,139	4.57%	144,889	5.08%
Total for Hong Kong and Macau	490,848	15.14%	431,257	15.13%
Other overseas operations	218,917	6.75%	103,599	3.63%
Gross amounts of loans and advances before allowance for impairment losses	3,242,840	100.00%	2,850,561	100.00%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.1 Loans and advances (continued)

(1) Concentrations of risk for loans and advances to customers (continued)

(ii) Loan concentration by geographic region in Chinese Mainland

	As at 30 June 2008		As at 31 December 2007	
	Amount	% of total	Amount	% of total
Northern China	416,950	16.46%	387,527	16.73%
Northeastern China	161,410	6.37%	146,106	6.31%
Eastern China	1,061,927	41.92%	965,810	41.71%
Central and Southern China	639,677	25.25%	587,995	25.39%
Western China	253,111	10.00%	228,267	9.86%
Total	2,533,075	100.00%	2,315,705	100.00%

(2) Identified impaired loans and impairment allowance

(i) Identified impaired loans by geography and industry

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	% of total	Impaired loan ratio	Impaired loans	% of total	Impaired loan ratio
Chinese Mainland						
Corporate loans						
Manufacturing	31,046	35.60%	4.54%	32,873	36.40%	5.22%
Commerce and services	17,533	20.11%	5.68%	18,912	20.94%	6.74%
Energy, mineral and agriculture	6,792	7.79%	2.20%	5,606	6.21%	2.10%
Transportation and logistics	9,729	11.16%	4.06%	8,922	9.88%	3.99%
Real estate	6,230	7.14%	3.81%	6,992	7.74%	4.87%
Public utilities	4,317	4.95%	3.59%	4,547	5.03%	4.05%
Construction	1,301	1.49%	3.28%	1,651	1.83%	4.28%
Financial services	155	0.18%	0.42%	255	0.28%	0.75%
Others	6	0.01%	0.23%	8	0.01%	0.33%
Subtotal	77,109	88.43%	4.05%	79,766	88.32%	4.61%
Personal loans						
Mortgage loans	3,931	4.51%	0.80%	4,066	4.50%	0.89%
Credit card advances	338	0.39%	4.88%	279	0.31%	5.26%
Others	5,012	5.74%	3.83%	5,326	5.90%	4.25%
Subtotal	9,281	10.64%	1.48%	9,671	10.71%	1.65%
Total for Chinese Mainland	86,390	99.07%	3.41%	89,437	99.03%	3.86%
Overseas operations	807	0.93%	0.11%	880	0.97%	0.16%
Gross amounts of loans and advances before allowance for impairment losses	87,197	100.00%	2.69%	90,317	100.00%	3.17%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.1 Loans and advances (continued)

(2) Identified impaired loans and impairment allowance (continued)

(ii) Impaired loans and related allowance by geographical area

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	Collectively assessed allowance	Individually assessed allowance	Impaired loans	Collectively assessed allowance	Individually assessed allowance
Chinese Mainland	86,390	11,497	50,075	89,437	12,241	51,349
Hong Kong and Macau	626	52	397	695	60	393
Other overseas operations	181	32	85	185	33	95
Total	87,197	11,581	50,557	90,317	12,334	51,837

(iii) Impaired loans concentration by geographic region in Chinese Mainland

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	% of total	Impaired loan ratio	Impaired loans	% of total	Impaired loan ratio
Northern China	19,527	22.60%	4.68%	20,820	23.28%	5.37%
Northeastern China	9,995	11.57%	6.19%	10,592	11.84%	7.25%
Eastern China	19,030	22.03%	1.79%	20,132	22.51%	2.08%
Central and Southern China	23,077	26.71%	3.61%	24,663	27.58%	4.19%
Western China	14,761	17.09%	5.83%	13,230	14.79%	5.80%
Total	86,390	100.00%	3.41%	89,437	100.00%	3.86%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.1 Loans and advances (continued)

(2) Identified impaired loans and impairment allowance (continued)

(iv) Impaired loans by customer type

Group

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	% of total	Impaired loan ratio	Impaired loans	% of total	Impaired loan ratio
Corporate loans and advances	77,815	89.24%	3.16%	80,455	89.08%	3.80%
Personal loans and advances	9,382	10.76%	1.20%	9,862	10.92%	1.35%
Total	87,197	100.00%	2.69%	90,317	100.00%	3.17%

Domestic

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	% of total	Impaired loan ratio	Impaired loans	% of total	Impaired loan ratio
Corporate loans and advances	77,109	89.26%	4.05%	79,766	89.19%	4.61%
Personal loans and advances	9,281	10.74%	1.48%	9,671	10.81%	1.65%
Total	86,390	100.00%	3.41%	89,437	100.00%	3.86%

(3) Loans and advances rescheduled

All rescheduled loans are determined to be impaired at 30 June 2008 and 31 December 2007.

Within impaired loans and advances, rescheduled loans and advances that were overdue for 90 days or less are as follows:

	As at 30 June 2008		As at 31 December 2007	
	Amount	%of total loans and advances to customers	Amount	%of total loans and advances to customers
Loans and advances to customers (overdue for 90 days or less)	285	0.01%	1,843	0.06%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.2 Debt securities

The table below represents an analysis of the carrying value of debt securities by credit rating and credit risk characteristic.

	As at 30 June 2008							
					Unrated (1)			
	AAA	AA	A	Lower than A	PRC government and government bodies	Other governments and government agencies	Other	Total
Investment debt securities								
US subprime mortgage related debt securities	13,450	7,911	1,573	1,971	-	75	-	24,980
US Alt-A mortgage-backed securities	12,332	119	-	88	-	-	-	12,539
US Non-Agency mortgage-backed securities	34,486	15	321	-	-	-	-	34,822
US Freddie Mac and Fannie Mae								
– issued debt securities	71,589	142	-	-	-	-	-	71,731
– mortgage-backed securities	583	-	50	-	-	44,976	-	45,609
Other debt securities	98,068	125,208	66,296	4,097	930,618	54,212	91,007	1,369,506
Subtotal	230,508	133,395	68,240	6,156	930,618	99,263	91,007	1,559,187
Financial assets at fair value through profit or loss								
US Freddie Mac and Fannie Mae								
– issued debt securities	1,226	-	-	-	-	-	-	1,226
Other debt securities	4,464	18,588	20,163	3,670	29,851	6,525	1,048	84,309
Subtotal	5,690	18,588	20,163	3,670	29,851	6,525	1,048	85,535
Total	236,198	151,983	88,403	9,826	960,469	105,788	92,055	1,644,722

	As at 31 December 2007							
					Unrated (1)			
	AAA	AA	A	Lower than A	PRC government and government bodies	Other governments and government agencies	Other	Total
Investment debt securities								
US subprime mortgage related debt securities	25,968	9,453	400	557	-	76	-	36,454
US Alt-A mortgage-backed securities	17,718	-	-	-	-	-	322	18,040
US Non-Agency mortgage-backed securities	45,096	21	-	-	-	-	-	45,117
US Freddie Mac and Fannie Mae								
– issued debt securities	105,699	152	87	-	-	17	-	105,955
– mortgage-backed securities	2,497	293	-	-	-	50,084	-	52,874
Other debt securities	104,503	121,188	59,359	6,399	895,592	30,460	97,070	1,314,571
Subtotal	301,481	131,107	59,846	6,956	895,592	80,637	97,392	1,573,011
Financial assets at fair value through profit or loss								
US Freddie Mac and Fannie Mae								
– issued debt securities	625	-	-	-	-	-	-	625
Other debt securities	7,442	20,125	19,019	3,883	54,952	4,909	6,118	116,448
Subtotal	8,067	20,125	19,019	3,883	54,952	4,909	6,118	117,073
Total	309,548	151,232	78,865	10,839	950,544	85,546	103,510	1,690,084

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.2 Debt securities (continued)

(1) The Group's unrated debt securities include those issued by PRC Government and PRC government bodies, such as the Ministry of Finance ("MOF"), PBOC, PRC policy banks and asset management companies invested by MOF directly (together "PRC government and government bodies") and those issued by other country government bodies and agencies ("Other governments and government agencies").

The Group's available-for-sale and held-to-maturity investment securities held is individually assessed for impairment. The Group's accumulated impairment allowances on available-for-sale and held-to-maturity investment securities held at 30 June 2008 amounted to RMB19,059 million and RMB2,277 million, respectively (as at 31 December 2007: RMB10,451 million and RMB1,612 million). The carrying value of the available-for-sale and held-to-maturity investment securities considered impaired as at 30 June 2008 was RMB36,192 million and RMB6,199 million respectively (as at 31 December 2007: RMB20,634 million and RMB3,738 million).

1.3 Derivatives

The credit risk weighted amounts represent the counterparty credit risk associated with derivative transactions and are calculated with reference to the guidelines issued by the CBRC or Hong Kong Monetary Authority as appropriate and are dependent on, among other factors, the creditworthiness of the customer and the maturity characteristics of each type of contract.

	As at 30 June 2008	As at 31 December 2007
Exchange rate contracts		
Currency forwards and swaps, and cross-currency interest rate swaps	15,104	8,925
Currency options	177	228
Interest rate contracts		
Interest rate swaps	10,395	3,763
Interest rate options	13	9
Interest rate futures	–	10
Equity derivatives	70	46
Precious metals and other commodity derivatives	1,897	1,060
	27,656	14,041

The credit risk weighted amounts stated above have not taken into account any effects of netting arrangements.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk

2.1 Value at risk

The Group applies a VAR methodology to its trading portfolios to estimate the market risk of positions held.

VAR is used to estimate the maximum potential losses arising from adverse market movements in a specific holding period and within a certain confidence level.

VAR analysis is performed separately by the Bank and its major subsidiaries that are exposed to market risk, BOC Hong Kong (Holdings) Limited ("BOCHK") and BOC International Holdings Limited ("BOCI").

Since 1 April 2008, the Bank has used a 99% level of confidence (therefore 1% statistical probability that actual losses could be greater than the VAR estimate) and historical simulation approach to calculate the VAR estimate, prior to this a 95% level of confidence and Monte Carlo Simulation approach was used.

Since 1 April 2007, BOCHK has used a 99% level of confidence and a historical simulation approach; prior to this a variance-covariance approach was used. BOCI uses a 99% level of confidence and a historical simulation model to calculate the VAR estimate. The holding period of the VAR calculations is one day.

The chart below shows the VAR of trading book by types of risk during the six month period ended 30 June 2008 and 30 June 2007:

Unit: USD million

	For the six month period ended 30 June					
	2008 (1)			2007 (2)		
	Average	High	Low	Average	High	Low
Bank VAR						
Interest rate risk	5.52	13.45	0.94	5.11	8.96	1.33
Foreign exchange risk	0.79	2.53	0.13	1.29	8.24	0.20
Volatility risk	0.36	0.91	0.07	0.41	0.97	0.10
Total Bank VAR	5.87	14.10	1.13	5.30	9.07	2.49

(1) The Bank's VAR for the six month period ended 30 June 2008 was calculated on head office and domestic branch foreign currency and RMB trading positions, excluding customer driven foreign currency transactions against RMB.

(2) The Bank's VAR for the six month period ended 30 June 2007 was calculated on head office and domestic branch foreign currency trading positions only.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.1 Value at risk (continued)

Unit: USD million

	For the six month period ended 30 June					
	2008			2007		
	Average	High	Low	Average	High	Low
BOCHK VAR						
Interest rate risk	0.27	0.48	0.13	0.23	0.40	0.09
Foreign exchange risk	0.59	0.94	0.36	0.43	0.66	0.13
Equity risk	0.08	0.36	0.02	0.04	0.08	0.02
Commodity risk	0.01	0.06	0.00	0.01	0.06	0.00
Total BOCHK VAR	0.66	1.00	0.38	0.40	0.62	0.18
BOCI VAR	5.97	9.04	4.87	2.70	3.91	1.87

VAR for each risk factor is the independently derived largest potential loss in a specific holding period and within a certain confidence level due to fluctuations solely in that risk factor. The individual VARs did not add up to the total VAR as there was diversification effect due to correlation amongst the risk factors.

The exposure of the Group to potential price movement in commodity financial instruments and the related potential impact on the Group's income statement are considered to be insignificant.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.2 GAP Analysis

The table below summarises the Group's exposure to interest rate risks. It includes the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

	As at 30 June 2008						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-Interest bearing	Total
Assets							
Cash and due from banks	23,524	-	-	-	-	36,572	60,096
Balances with central banks	780,818	65,431	70,171	-	-	30,125	946,545
Placements with banks and other financial institutions	228,596	72,401	23,881	-	-	-	324,878
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	30,465	30,465
Precious metals	-	-	-	-	-	47,799	47,799
Financial assets at fair value through profit or loss	8,454	10,856	16,706	28,303	21,216	5,322	90,857
Derivative financial assets	-	-	-	-	-	72,996	72,996
Loans and advances to customers, net	723,319	582,022	1,772,624	40,537	14,326	9,144	3,141,972
Investment securities							
- available-for-sale	78,787	51,741	117,694	303,745	156,123	13,168	721,258
- held-to-maturity	64,135	66,569	74,700	122,888	49,649	-	377,941
- loans and receivables	58,087	20,485	18,711	333,261	42,600	-	473,144
Investment in associates and joint ventures	-	-	-	-	-	7,070	7,070
Property and equipment	-	-	-	-	-	84,704	84,704
Investment property	-	-	-	-	-	9,975	9,975
Deferred income tax assets	-	-	-	-	-	15,246	15,246
Other assets	341	-	-	-	-	77,834	78,175
Total assets	1,966,061	869,505	2,094,487	828,734	283,914	440,420	6,483,121

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.2 GAP Analysis (continued)

	As at 30 June 2008						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-Interest bearing	Total
Liabilities							
Due to banks and other financial institutions	363,167	–	–	–	–	47,218	410,385
Due to central banks	19,688	4,134	27,632	–	–	95	51,549
Bank notes in circulation	–	–	–	–	–	30,458	30,458
Certificates of deposit and placements from banks and other financial institutions	141,406	38,827	42,546	1,598	–	1,056	225,433
Financial liabilities at fair value through profit or loss	29,371	15,724	10,934	1,041	7,079	3,986	68,135
Derivative financial liabilities	–	–	–	–	–	40,882	40,882
Due to customers	2,984,559	538,999	1,081,395	210,376	4,277	44,058	4,863,664
Bonds issued	–	9,000	2,421	45,094	8,466	–	64,981
Other borrowings	3,032	6,896	13,753	10,464	10,230	2,843	47,218
Current tax liabilities	–	–	–	–	–	14,210	14,210
Retirement benefit obligations	–	–	–	–	–	6,877	6,877
Deferred income tax liabilities	–	–	–	–	–	2,506	2,506
Other liabilities	–	–	–	–	–	197,153	197,153
Total liabilities	**3,541,223**	**613,580**	**1,178,681**	**268,573**	**30,052**	**391,342**	**6,023,451**
Total interest repricing gap	(1,575,162)	255,925	915,806	560,161	253,862	49,078	459,670

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.2 GAP Analysis (continued)

	As at 31 December 2007						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-Interest bearing	Total
Assets							
Cash and due from banks	36,281	–	–	–	–	34,940	71,221
Balances with central banks	618,952	25,431	80,171	–	–	26,790	751,344
Placements with banks and other financial institutions	277,395	79,593	29,660	–	–	–	386,648
Government certificates of indebtedness for bank notes issued	–	–	–	–	–	32,478	32,478
Precious metals	–	–	–	–	–	44,412	44,412
Financial assets at fair value through profit or loss	12,425	25,096	29,116	25,015	25,422	7,591	124,665
Derivative financial assets	–	–	–	–	–	45,839	45,839
Loans and advances to customers, net	765,645	449,676	1,471,136	39,128	22,278	6,630	2,754,493
Investment securities							
– available-for-sale	106,442	95,020	92,739	167,809	205,735	15,250	682,995
– held-to-maturity	57,399	64,056	118,453	136,946	69,793	–	446,647
– loans and receivables	18,477	16,140	44,395	337,008	42,600	–	458,620
Investment in associates and joint ventures	–	–	–	–	–	6,779	6,779
Property and equipment	–	–	–	–	–	83,805	83,805
Investment property	–	–	–	–	–	9,986	9,986
Deferred income tax assets	–	–	–	–	–	17,647	17,647
Other assets	158	–	–	–	–	73,480	73,638
Total assets	**1,893,174**	**755,012**	**1,865,670**	**705,906**	**365,828**	**405,627**	**5,991,217**

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.2 GAP Analysis (continued)

	As at 31 December 2007						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-Interest bearing	Total
Liabilities							
Due to banks and other financial institutions	285,700	-	-	-	-	39,148	324,848
Due to central banks	55,501	5,406	29,477	-	-	101	90,485
Bank notes in circulation	-	-	-	-	-	32,605	32,605
Certificates of deposit and placements from banks and other financial institutions	174,924	36,257	31,222	2,081	-	3,998	248,482
Financial liabilities at fair value through profit or loss	54,226	14,044	10,985	1,583	785	5,032	86,655
Derivative financial liabilities	-	-	-	-	-	27,262	27,262
Due to customers	2,718,020	483,456	951,852	201,062	75	45,646	4,400,111
Bonds issued	-	9,000	1,848	44,381	9,162	-	64,391
Other borrowings	3,122	3,264	7,344	15,723	11,425	10,830	51,708
Current tax liabilities	-	-	-	-	-	21,045	21,045
Retirement benefit obligations	-	-	-	-	-	7,231	7,231
Deferred income tax liabilities	-	-	-	-	-	2,894	2,894
Other liabilities	4	-	-	-	-	182,839	182,843
Total liabilities	**3,291,497**	**551,427**	**1,032,728**	**264,830**	**21,447**	**378,631**	**5,540,560**
Total interest repricing gap	(1,398,323)	203,585	832,942	441,076	344,381	26,996	450,657

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk

The Group's net foreign currency positions as at 30 June 2008 and 31 December 2007 are analysed below:

	As at 30 June 2008		As at 31 December 2007	
	RMB million	USD million equivalent*	RMB million	USD million equivalent*
Net foreign currency position of the Group(i)	119,671	17,447	144,877	19,834
Less:				
Foreign currency denominated net investment in foreign operations (ii)	(107,350)	(15,651)	(114,637)	(15,694)
Net position (iii)	12,321	1,796	30,240	4,140

* The Group's foreign currency position expressed in USD equivalent in the above table comprises all net foreign currency exposures as at 30 June 2008 and 31 December 2007 based on the respective period/ year-end closing foreign exchange rates of each currency with the USD.

(i) Net foreign currency position of the Group represents the difference between the Group's net on-balance sheet foreign currency position and the net off-balance sheet foreign currency position.

(ii) The Group's net investment in foreign operations represents the foreign currency net assets/liabilities of overseas subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than RMB. The results of operations and financial position of these operations are translated into RMB, for reporting purposes with all exchange differences arising from the translation recognised under "Currency translation differences" as a separate component of equity. In addition, the operating result and financial position of these foreign operations are exposed to foreign currency movements against their functional currencies.

(iii) During the six month period ended 30 June 2008, the Bank entered into certain foreign exchange derivative transactions as part of asset and liability management and funding requirements, and concurrently, entered into foreign exchange spot transactions to reduce its net foreign currency position.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk (continued)

The table below summarises the Group's exposure to foreign currency exchange rate risk as at 30 June 2008 and 31 December 2007. Included in the table are the carrying amounts of the assets and liabilities of the Group along with off-balance sheet positions and credit commitments in RMB equivalent, categorised by the original currency. Derivative financial instruments are included in net off-balance sheet position using notional amounts.

	As at 30 June 2008							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	25,337	23,673	4,745	2,841	1,284	570	1,646	60,096
Balances with central banks	925,410	16,114	1,894	971	57	-	2,099	946,545
Placements with banks and other financial institutions	122,371	92,489	65,982	20,613	3,764	9,273	10,386	324,878
Government certificates of indebtedness for bank notes issued	-	-	28,512	-	-	-	1,953	30,465
Precious metals	-	-	1,620	-	-	-	46,179	47,799
Financial assets at fair value through profit or loss	31,895	27,392	26,765	2,208	45	-	2,552	90,857
Derivative financial assets	25,055	27,697	18,322	937	244	558	183	72,996
Loans and advances to customers, net	2,067,249	593,712	366,011	55,894	26,721	5,790	26,595	3,141,972
Investment securities								
– available-for-sale	317,647	289,677	41,171	42,043	11,212	2,134	17,374	721,258
– held-to-maturity	214,774	95,356	40,784	5,910	1,251	1,048	18,818	377,941
– loans and receivables	411,365	538	17,778	15,886	-	6,759	20,818	473,144
Investment in associates and joint ventures	2,161	982	3,927	-	-	-	-	7,070
Property and equipment	47,687	22,226	11,876	140	1,036	450	1,289	84,704
Investment property	-	-	8,617	-	-	-	1,358	9,975
Deferred income tax assets	14,991	102	150	-	-	-	3	15,246
Other assets	42,561	22,039	9,677	1,602	264	344	1,688	78,175
Total assets	4,248,503	1,211,997	647,831	149,045	45,878	26,926	152,941	6,483,121

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk (continued)

	As at 30 June 2008							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	295,462	54,589	6,920	4,283	2,979	433	45,719	410,385
Due to central banks	-	44,957	5,569	975	-	-	48	51,549
Bank notes in circulation	-	-	28,512	-	-	-	1,946	30,458
Certificates of deposit and placements from banks and other financial institutions	109,536	97,202	4,152	5,973	4,987	1,234	2,349	225,433
Financial liabilities at fair value through profit or loss	24,511	24,982	12,861	2,120	13	424	3,224	68,135
Derivative financial liabilities	-	25,225	14,214	569	36	603	235	40,882
Due to customers	3,725,425	421,750	506,121	53,779	21,899	31,722	102,968	4,863,664
Bonds issued	62,408	761	1,760	-	-	-	52	64,981
Other borrowings	-	29,565	-	12,720	2,839	283	1,811	47,218
Current tax liabilities	11,297	274	1,942	85	-	142	470	14,210
Retirement benefit obligations	6,862	15	-	-	-	-	-	6,877
Deferred income tax liabilities	81	588	1,802	-	-	-	35	2,506
Other liabilities	125,257	23,646	41,606	2,330	1,623	820	1,871	197,153
Total liabilities	**4,360,839**	**723,554**	**625,459**	**82,834**	**34,376**	**35,661**	**160,728**	**6,023,451**
Net on-balance sheet position	(112,336)	488,443	22,372	66,211	11,502	(8,735)	(7,787)	459,670
Net off-balance sheet position	489,130	(464,884)	57,999	(60,837)	(10,744)	10,026	16,105	36,795
Credit commitments	688,797	490,711	155,224	77,282	15,268	4,650	14,020	1,445,952

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk (continued)

	As at 31 December 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	23,149	38,412	4,216	1,854	1,280	598	1,712	71,221
Balances with central banks	724,471	19,179	3,556	1,050	77	–	3,011	751,344
Placements with banks and other financial institutions	39,993	196,256	118,014	13,553	1,128	6,437	11,267	386,648
Government certificates of indebtedness for bank notes issued	–	–	30,686	–	–	–	1,792	32,478
Precious metals	–	–	1,630	–	–	–	42,782	44,412
Financial assets at fair value through profit or loss	59,020	32,728	24,336	4,056	–	–	4,525	124,665
Derivative financial assets	18,856	12,584	13,462	79	12	256	590	45,839
Loans and advances to customers, net	1,885,841	433,151	342,996	42,357	22,440	4,862	22,846	2,754,493
Investment securities	-							
– available-for-sale	276,690	295,293	47,534	36,386	10,930	1,995	14,167	682,995
– held-to-maturity	221,625	134,387	68,185	4,941	–	1,431	16,078	446,647
– loans and receivables	410,538	3,366	24,824	401	1,281	–	18,210	458,620
Investment in associates and joint ventures	2,824	865	3,090	–	–	–	–	6,779
Property and equipment	48,561	19,545	12,732	131	1,033	482	1,321	83,805
Investment property	–	–	8,624	–	–	–	1,362	9,986
Deferred income tax assets	17,446	69	77	–	–	–	55	17,647
Other assets	31,591	19,865	18,618	1,552	269	432	1,311	73,638
Total assets	**3,760,605**	**1,205,700**	**722,580**	**106,360**	**38,450**	**16,493**	**141,029**	**5,991,217**

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk (continued)

	As at 31 December 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	229,319	36,378	6,681	4,432	3,537	319	44,182	324,848
Due to central banks	40,000	42,502	7,242	701	-	-	40	90,485
Bank notes in circulation	-	-	30,686	-	-	-	1,919	32,605
Certificates of deposit and placements from banks and other financial institutions	170,332	66,683	4,349	2,242	1,452	964	2,460	248,482
Financial liabilities at fair value through profit or loss	37,130	30,110	17,471	1,395	-	25	524	86,655
Derivative financial liabilities	-	16,782	9,400	73	12	827	168	27,262
Due to customers	3,239,078	384,682	588,231	46,140	28,015	23,181	90,784	4,400,111
Bonds issued	62,276	786	1,329	-	-	-	-	64,391
Other borrowings	-	32,562	-	13,732	3,085	426	1,903	51,708
Current tax liabilities	18,731	278	1,336	58	39	125	478	21,045
Retirement benefit obligations	7,231	-	-	-	-	-	-	7,231
Deferred income tax liabilities	-	665	2,178	-	-	-	51	2,894
Other liabilities	102,725	31,140	42,205	2,645	1,390	956	1,782	182,843
Total liabilities	**3,906,822**	**642,568**	**711,108**	**71,418**	**37,530**	**26,823**	**144,291**	**5,540,560**
Net on-balance sheet position	(146,217)	563,132	11,472	34,942	920	(10,330)	(3,262)	450,657
Net off-balance sheet position	476,729	(534,295)	98,248	(35,862)	(751)	10,023	10,640	24,732
Credit commitments	613,722	450,244	174,455	63,346	16,203	4,707	12,870	1,335,547

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Liquidity risk

The table below analyses the Group's assets and liabilities by carrying amount as at 30 June 2008 and 31 December 2007 into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	As at 30 June 2008							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	60,096	-	-	-	-	-	60,096
Balances with central banks	-	142,150	668,793	65,431	70,171	-	-	946,545
Placements with banks and other financial institutions	-	-	228,526	71,242	25,083	27	-	324,878
Government certificates of indebtedness for bank notes issued	-	30,465	-	-	-	-	-	30,465
Precious metals	-	47,799	-	-	-	-	-	47,799
Financial assets at fair value through profit or loss	-	2,597	6,440	6,391	13,595	33,322	28,512	90,857
Derivative financial assets	-	15,689	4,986	14,711	24,245	12,649	716	72,996
Loans and advances to customers, net	22,237	35,515	161,911	328,639	885,026	875,739	832,905	3,141,972
Investment securities								
– available-for-sale	-	-	14,974	18,188	104,779	367,535	215,782	721,258
– held-to-maturity	-	-	30,082	25,166	60,390	187,841	74,462	377,941
– loans and receivables	-	-	55,982	21,650	13,206	333,561	48,745	473,144
Investment in associates and joint ventures	-	-	-	-	-	595	6,475	7,070
Property and equipment	-	-	-	-	-	-	84,704	84,704
Investment property	-	-	-	-	-	-	9,975	9,975
Deferred income tax assets	-	-	-	-	6	15,240	-	15,246
Other assets	259	14,788	15,103	13,117	10,819	13,043	11,046	78,175
Total assets	22,496	349, 099	1,186,797	564,535	1,207,320	1,839,552	1,313,322	6,483,121

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Liquidity risk (continued)

	As at 30 June 2008							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	410,385	-	-	-	-	-	410,385
Due to central banks	-	15,463	4,302	4,135	27,646	3	-	51,549
Bank notes in circulation	-	30,458	-	-	-	-	-	30,458
Certificates of deposit and placements from banks and other financial institutions	-	1,526	140,983	38,827	42,494	1,598	5	225,433
Financial liabilities at fair value through profit or loss	-	-	29,096	14,158	14,365	3,229	7,287	68,135
Derivative financial liabilities	-	12,054	3,271	6,754	7,827	9,970	1,006	40,882
Due to customers	-	2,099,816	746,445	555,618	1,231,726	223,228	6,831	4,863,664
Bonds issued	-	-	-	-	2,421	2,408	60,152	64,981
Other borrowings	-	-	762	456	3,813	18,133	24,054	47,218
Current tax liabilities	-	-	2	85	14,123	-	-	14,210
Retirement benefit obligations	-	-	80	160	718	2,902	3,017	6,877
Deferred income tax liabilities	-	-	-	-	2	2,504	-	2,506
Other liabilities	-	67,217	17,773	34,853	47,939	21,655	7,716	197,153
Total liabilities	**-**	**2,636,919**	**942,714**	**655,046**	**1,393,074**	**285,630**	**110,068**	**6,023,451**
Net Liquidity Gap	22,496	(2,287,820)	244, 083	(90,511)	(185,754)	1,553,922	1,203,254	459,670

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Liquidity risk (continued)

	As at 31 December 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	71,221	-	-	-	-	-	71,221
Balances with central banks	-	121,681	524,061	25,431	80,171	-	-	751,344
Placements with banks and other financial institutions	-	-	276,014	76,777	33,847	10	-	386,648
Government certificates of indebtedness for bank notes issued	-	32,478	-	-	-	-	-	32,478
Precious metals	-	44,412	-	-	-	-	-	44,412
Financial assets at fair value through profit or loss	-	4,235	8,398	19,142	26,147	31,303	35,440	124,665
Derivative financial instruments	-	11,879	4,587	5,727	16,666	4,237	2,743	45,839
Loans and advances to customers, net	24,894	26,904	135,571	262,986	758,152	771,723	774,263	2,754,493
Investment securities								
– available-for-sale	-	-	44,584	61,803	74,211	223,744	278,653	682,995
– held-to-maturity	-	-	28,918	30,676	96,417	203,707	86,929	446,647
– loans and receivables	-	-	18,477	16,140	37,950	337,308	48,745	458,620
Investment in associates and joint ventures	-	-	-	-	-	636	6,143	6,779
Property and equipment	-	-	-	-	-	-	83,805	83,805
Investment property	-	-	-	-	-	-	9,986	9,986
Deferred income tax assets	-	-	-	-	10	17,637	-	17,647
Other assets	168	9,607	17,630	9,662	10,300	11,694	14,577	73,638
Total assets	25,062	322,417	1,058,240	508,344	1,133,871	1,601,999	1,341,284	5,991,217

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Liquidity risk (continued)

	As at 31 December 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	324,848	-	-	-	-	-	324,848
Due to central banks	-	11,425	44,155	5,408	29,497	-	-	90,485
Bank notes in circulation	-	32,605	-	-	-	-	-	32,605
Certificates of deposit and placements from banks and other financial institutions	-	895	171,559	35,574	33,058	7,396	-	248,482
Financial liabilities at fair value through profit or loss	-	-	50,148	11,729	16,557	6,430	1,791	86,655
Derivative financial instruments	-	7,791	3,051	3,025	6,183	3,831	3,381	27,262
Due to customers	-	2,026,682	717,561	466,710	985,708	202,954	496	4,400,111
Bonds issued	-	-	-	-	1,847	2,381	60,163	64,391
Other borrowings	-	-	1,153	668	5,214	18,392	26,281	51,708
Current tax liabilities	-	26	28	4	20,987	-	-	21,045
Retirement benefit obligations	-	-	81	162	728	3,025	3,235	7,231
Deferred income tax liabilities	-	-	-	-	-	2,894	-	2,894
Other liabilities	-	82,309	23,828	9,017	39,427	19,710	8,552	182,843
Total liabilities	**-**	**2,486,581**	**1,011,564**	**532,297**	**1,139,206**	**267,013**	**103,899**	**5,540,560**
Net liquidity gap	25,062	(2,164,164)	46,676	(23,953)	(5,335)	1,334,986	1,237,385	450,657

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Capital management

The tables below summarise the capital adequacy ratios and the composition of regulatory capital of the Group for the period ended 30 June 2008 and year ended 31 December 2007. The Group complied with the externally imposed capital requirements to which it is subject.

	As at 30 June 2008	As at 31 December 2007
Capital adequacy ratio	13.78%	13.34%
Core capital adequacy ratio	10.85%	10.67%

The capital adequacy ratios above are calculated in accordance with the rules and regulations promulgated by the CBRC. The regulatory indicators are measured according to the regulatory requirements and accounting standards of the reporting period.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Capital management (continued)

	As at 30 June 2008	As at 31 December 2007
Components of capital base		
Core capital:		
Share capital	253,828	253,794
Reserves	155,357	126,567
Minority interest	28,599	30,227
Total core capital	437,784	410,588
Supplementary capital:		
Collective impairment allowance	38,730	31,897
Long-term subordinated bonds issued	60,000	60,000
Others	24,859	16,672
Gross value of supplementary capital	123,589	108,569
Total capital base before deductions	561,373	519,157
Deductions:		
Goodwill	(1,721)	(1,752)
Investments in entities engaged in banking and financial activities which are not consolidated	(2,009)	(1,932)
Investment properties	(9,975)	(9,986)
Investments in commercial corporations	(5,061)	(4,847)
Total capital base after deductions	542,607	500,640
Core capital base after deductions (1)	427,541	400,454
Risk-weighted assets and market risk capital adjustment		
Risk-weighted assets and market risk capital adjustment	3,938,742	3,754,108

(1) Pursuant to the relevant regulations, 100% of goodwill and 50% of other deductions were applied in deriving the core capital base after deductions.

The increase of the regulatory capital in six month period ended 30 June 2008 was mainly due to the contribution of the current-period profit.

Unaudited Supplementary Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

According to HK IPO law and disclosure regulations of banking industry, The Group discloses following supplementary financial information:

1 Liquidity ratios

	As at 30 June 2008	As at 31 December 2007
RMB current assets to RMB current liabilities	44.23%	32.58%
Foreign currency current assets to foreign currency current liabilities	64.94%	75.91%

Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data as at 30 June 2008 and 31 December 2007 are based on the Chinese Accounting Standards 2006.

(Amount in millions of Renminbi, unless otherwise stated)

2 Currency concentrations

	Equivalent in million of Renminbi			
	USD	HKD	Others	Total
As at 30 June 2008				
Spot assets	1,222,199	626,503	372,403	2,221,105
Spot liabilities	(756,964)	(628,551)	(315,485)	(1,701,000)
Forward purchases	629,519	121,315	456,806	1,207,640
Forward sales	(1,095,872)	(64,581)	(502,756)	(1,663,209)
Net option position*	969	(1,716)	880	133
Net long position	(149)	52,970	11,848	64,669
Net structural position	23,208	24,420	4,273	51,901
As at 31 December 2007				
Spot assets	1,206,954	702,629	299,503	2,209,086
Spot liabilities	(664,232)	(715,603)	(281,562)	(1,661,397)
Forward purchases	502,008	140,720	203,885	846,613
Forward sales	(1,046,006)	(42,170)	(211,771)	(1,299,947)
Net option position*	4,212	(816)	(3,487)	(91)
Net long position	2,936	84,760	6,568	94,264
Net structural position	20,410	24,446	4,329	49,185

Included in the spot assets and liabilities and net long position above are those positions related to the Group's overseas subsidiaries and branches. Such positions are excluded from the net structural position above.

(Amount in millions of Renminbi, unless otherwise stated)

2 Currency concentrations (continued)

On the basis that these positions are excluded from the spot assets, spot liabilities and net long position; and are included in the net structural position, the positions would be as follows. All exchange differences arising from the translation of the net structural position shown below are recognized under the "Currency translation differences" as a separate component of equity, and therefore do not impact the Group's profit or loss.

	Equivalent in million of Renminbi			
	USD	**HKD**	**Others**	**Total**
As at 30 June 2008				
Net long/(short) position	20,834	(21,840)	1,873	867
Net structural position**	2,225	99,230	14,248	115,703
As at 31 December 2007				
Net long/(short) position	21,939	3,822	(5,371)	20,390
Net structural position**	1,407	105,384	16,268	123,059

* The net option position is calculated using the delta equivalent approach as set out in the requirements of the banking return of the Hong Kong Monetary Authority.

** This includes RMB position held by foreign operations.

(Amount in millions of Renminbi, unless otherwise stated)

3 Cross-border claims

The Group is principally engaged in business operations within Chinese Mainland, and regards all claims on third parties outside Chinese Mainland as cross-border claims.

Cross-border claims include balances with central banks, placements with banks and other financial institutions, government certificates of indebtedness for bank notes issued, financial assets at fair value through profit or loss, loans and advances to customers and investment securities.

Cross-border claims have been disclosed by different country or geographical areas. A country or geographical area is reported where it constitutes 10% or more of the aggregate amount of cross-border claims, after taking into account any risk transfers. Risk transfer is only made if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	Banks and other financial institutions	Public sector entities	Others	Total
As at 30 June 2008				
Asia Pacific excluding Chinese Mainland				
– Hong Kong	44,441	24,226	409,055	477,722
– Other Asia Pacific locations	105,667	2,772	80,956	189,395
	150,108	26,998	490,011	667,117
North and South America	106,992	158,401	147,414	412,807
Europe	227,436	3,123	53,854	284,413
Middle East and Africa	2,709	–	9,393	12,102
	487,245	188,522	700,672	1,376,439

	Banks and other financial institutions	Public sector entities	Others	Total
As at 31 December 2007				
Asia Pacific excluding Chinese Mainland				
– Hong Kong	33,364	21,063	365,654	420,081
– Other Asia Pacific locations	125,787	46,095	65,030	236,912
	159,151	67,158	430,684	656,993
North and South America	172,011	200,586	147,870	520,467
Europe	373,463	4,315	42,022	419,800
Middle East and Africa	1,689	329	3,632	5,650
	706,314	272,388	624,208	1,602,910

(Amount in millions of Renminbi, unless otherwise stated)

4 Overdue assets

For the purposes of the table below, loans and advances to customers and placements with banks and other financial institutions are considered overdue if either principal or interest payment is overdue.

(1) Gross amount of overdue loans and advances to customers

	As at 30 June 2008	As at 31 December 2007
Gross loans and advances to customers which have been overdue for:		
– between 3 and 6 months	4,105	4,760
– between 6 and 12 months	6,684	9,526
– over 12 months	51,455	48,908
	62,244	63,194
Percentage:		
– between 3 and 6 months	0.13%	0.17%
– between 6 and 12 months	0.20%	0.33%
– over 12 months	1.59%	1.72%
	1.92%	2.22%

(2) Gross amount of overdue placements with banks and other financial institutions

The gross amount of overdue placements with banks and other financial institutions as at 30 June 2008 and 31 December 2007 is not considered material.

(Amount in millions of Renminbi, unless otherwise stated)

5 Segmental information

For the purposes of the table below, loans and advances to customers are considered overdue if either principal or interest payment is overdue. Overdue loans and advances to customers by geographical area are as follow:

	As at 30 June 2008	As at 31 December 2007
Chinese Mainland	93,762	88,956
Hong Kong and Macau	6,396	7,409
Other overseas locations	215	236
	100,373	96,601
Less:		
Gross loans and advances to customers which have been overdue for less than 3 months	(38,129)	(33,407)
	62,244	63,194
Impairment allowance – individually assessed for loans and advances to customers which have been overdue for more than 3 months	(37,510)	(38,119)

Collateral held against loans and advances to customers which have been overdue for more than 3 months mainly include cash deposit and mortgages over properties.

6 Subsidiaries

There are no significant acquisition and disposal of subsidiaries during the six month period ended 30 June 2008. Please refer to 2007 annual report for related information.

Supplementary Information – Reconciliation of Differences between CAS and IFRS Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

	Equity		Net profit attributed to equity holders of the Bank	
	As at 30 June	As at 31 December	For the six month period ended 30 June	
	2008	2007	2008	2007
CAS figures	463,862	454,993	42,037	29,887
Adjustments for accounting standard differences:				
– Reversal of asset revaluation surplus and corresponding depreciation/amortisation and others (1)	(5,589)	(5,781)	192	258
– Deferred tax impact (2)	1,397	1,445	(48)	(602)
Sub-total	(4,192)	(4,336)	144	(344)
IFRS figures	459,670	450,657	42,181	29,543

(1) Reversal of revaluation surplus and corresponding depreciation/amortisation

Under CAS, the Group recorded an asset revaluation adjustment of RMB10,432 million as of 31 December 2003, related principally to land use right, in connection with the Joint Stock Reform Plan. The revalued land use right will be amortized over their remaining useful lives. Under IFRS, relevant asset revaluation surplus and corresponding depreciation/amortisation recognised under CAS should be reversed.

(2) Deferred tax impact

As described above in Note 1, there are differences between the carrying value of relevant assets under CAS and under IFRS. Under IFRS, the tax base of relevant assets is the revalued amount, which resulted in the recognition of deferred tax assets accordingly.

Definitions

In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:

Our Bank/the Bank/the Group/we/us	Bank of China Limited or its predecessors and, except where the context otherwise requires, all of the subsidiaries of Bank of China Limited
Articles of Association	The performing Articles of Association of the Bank
ADB	Asian Development Bank
Basis Point	Refer to 0.01 percentage point
BOC Aviation	BOC Aviation Private Limited (formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd)
BOC Insurance	Bank of China Insurance Company Limited
BOCG Insurance	Bank of China Group Insurance Company Limited
BOCG Investment	Bank of China Group Investment Limited
BOCG Life	BOC Group Life Assurance Company Limited
BOCHK	Bank of China (Hong Kong) Limited, an authorised financial institution incorporated under the laws of Hong Kong and a wholly-owned subsidiary of BOCHK Holdings
BOCHK (BVI)	BOC Hong Kong (BVI) Limited
BOCHK Group	BOC Hong Kong (Group) Limited
BOCHK Holdings	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong and the ordinary shares of which are listed on the Hong Kong Stock Exchange
BOCI	BOC International Holdings Limited
BOCI China	BOC International (China) Limited
BOCI Prudential	BOCI-Prudential Asset Management Limited

Bank of China Investment Management	Bank of China Investment Management Co., Ltd.
BOCOG	Beijing Organising Committee for the Games of the XXIX Olympiad
CBRC	China Banking Regulatory Commission
Central and Southern China	The area including, for the purpose of this report, the branches of Henan, Hubei, Hunan, Guangdong, Shenzhen, Guangxi and Hainan
China Orient	China Orient Asset Management Corporation
CSRC	China Securities Regulatory Commission
CSRC Beijing Bureau	Beijing Bureau of Chinese Securities Regulatory Commission
Eastern China	The area including, for the purpose of this report, the branches of Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi and Shandong
Fullerton Financial	Fullerton Financial Holdings Pte. Ltd.
Fullerton Management	Fullerton Management Pte. Ltd.
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huijin	Central SAFE Investments Limited
NCB (China)	Nanyang Commercial Bank (China) Limited
Northeastern China	The area including, for the purpose of this report, the branches of Heilongjiang, Jilin and Liaoning
Northern China	The area including, for the purpose of this report, the branches of Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia and the Head Office
PBOC	People's Bank of China, PRC

RBS China	RBS China Investments S.à.r.l.
RBS CI	RBS CI Limited
RBS Group	The Royal Bank of Scotland Group plc
RMB or Renminbi	Renminbi, the lawful currency of the People's Republic of China
SFO	Securities and Futures Ordinance of the laws of HKSAR
SSE	the Shanghai Stock Exchange
Temasek	Temasek Holdings (Privete) Limited
UBS	UBS AG
Western China	The area including, for the purpose of this report, the branches of Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Ningxia, Qinghai, Tibet and Xinjiang

Notes to Financial Highlights:

1. Non-interest income = net fee and commission income + net trading gains/(losses) + net gains on investment securities + other operating income

2. Operating income = net interest income + non-interest income

3. Return on average total assets = profit for the period ÷ average total assets. Average total assets = (total assets at the beginning of reporting period + total assets at the end of reporting period) ÷ 2, annualised.

4. Return on average equity = Profit attributable to the equity holders of the Bank ÷ average owner's equity. Average owner's equity = (owner's equity, excluding minority interest, at the beginning of reporting period + owner's equity, excluding minority interest, at the end of reporting period) ÷ 2, annualised.

5. Net interest spread = average yield of interest-earning assets - average cost of interest-bearing liabilities, Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets, Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities, annualised. Average balances are average daily balances derived from the Bank's management accounts (unaudited).

6. Net interest margin = net interest income ÷ average balance of interest-earning assets, annualised. Average balance is average daily balance derived from the Bank's management accounts (unaudited).

7. Non-interest income to operating income = non-interest income ÷ operating income

8. Cost to income ratio = operating expenses ÷ operating income

9. Credit cost = impairment losses on loans ÷ average balance of loans. Average balance of loans = (balance of loans at the beginning of reporting period + balance of loans at the end of reporting period) ÷ 2, annualised.

10. Investment securities include securities available-for-sale, securities held-to-maturity, securities classified as loans and receivables and financial assets at fair value through profit or loss.

11. Loan to deposit ratio = balance of loans at the end of reporting period ÷ balance of due to customers at the end of reporting period

12. Net assets per share = capital and reserves attributable to equity holders of the Bank at the end of reporting period ÷ number of ordinary shares in issue at the end of reporting period

13. Identified impaired loans to gross loans = identified impaired loans at the end of reporting period ÷ gross loans at the end of reporting period

14. Allowance for loan impairment losses to identified impaired loans = allowance for loan impairment losses at the end of reporting period ÷ identified impaired loans at the end of reporting period

15. Certain items in the Bank's interim financial information and their comparatives have been reclassified. The financial highlights are revised accordingly.


BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

2008 INTERIM RESULTS ANNOUNCEMENT

The board of directors of the Bank (the "Board") is pleased to announce the unaudited results of the Bank and its subsidiaries for the six months period ended 30 June 2008. This announcement, containing the full text of the 2008 Interim Report of the Bank, complies with the relevant requirements of the Hong Kong Listing Rules in relation to information to accompany preliminary announcements of interim results. Printed version of the Bank's 2008 Interim Report will be delivered to H-Share Holders of the Bank and available for viewing on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and of the Bank at www.boc.cn in late September 2008.

Financial Highlights

Note: This report is prepared in accordance with International Financial Reporting Standards(IFRS).

Unit: RMB million

	Note	For the six month period ended 30 June 2008	For the six month period ended 30 June 2007
Results of operations			
Net interest income		81,523	71,027
Non-interest income	1	37,341	18,759
Operating income	2	118,864	89,786
Operating expenses		(44,875)	(33,062)
Impairment losses on assets		(17,144)	(6,409)
Operating profit		56,845	50,315
Profit before income tax		57,361	50,920
Profit for the period		44,645	32,382
Profit attributable to the equity holders of the Bank		42,181	29,543
Earnings per share for profit attributable to the equity holders of the Bank (basic and diluted, RMB)		0.17	0.12
Key financial ratios			
Return on average total assets (%)	3	1.43	1.16
Return on average equity (%)	4	19.81	15.18
Net interest spread (%)	5	2.55	2.49
Net interest margin (%)	6	2.72	2.66
Non-interest income to operating income (%)	7	31.41	20.89
Cost to income (%)	8	37.75	36.82
Cost to income (excluding business and other taxes, %)		32.96	32.48
Credit cost (%)	9	0.43	0.41

	Note	As at 30 June 2008	As at 31 December 2007
Balance sheet items			
Total assets		6,483,121	5,991,217
Loans, net		3,141,972	2,754,493
Investment securities	10	1,663,200	1,712,927
Total liabilities		6,023,451	5,540,560
Due to customers		4,863,664	4,400,111
Capital and reserves attributable to the equity holders of the Bank		431,071	420,430
Loan to deposit ratio (%)	11	66.67	64.78
Net assets per share (RMB)	12	1.70	1.66
Capital adequacy ratios			
Core capital adequacy ratio (%)		10.85	10.67
Capital adequacy ratio (%)		13.78	13.34
Asset quality			
Identified impaired loans		87,197	90,317
Identified impaired loans to gross loans (%)	13	2.69	3.17
Allowance for loan impairment losses		100,868	96,068
Allowance for loan impairment losses to identified impaired loans (%)	14	115.68	106.37

Please refer to "Definitions" in this report for notes.

Corporate Information

Registered Corporate Name in Chinese
中國銀行股份有限公司（"中國銀行"）

Registered Corporate Name in English
BANK OF CHINA LIMITED
("Bank of China")

Legal Representative and Chairman
XIAO Gang

Vice Chairman and President
LI Lihui

Secretary to the Board of Directors
ZHANG Bingxun

Office Address:
No. 1 Fuxingmen Nei DaJie, Beijing, China
Telephone: (86)10-6659 2638
Facsimile: (86)10-6659 4568
E-mail: bocir@bank-of-china.com

Company Secretary
Cheung Ying YEUNG

Listing Affairs Representative
LUO Nan

Registered Address of Head Office
No. 1 Fuxingmen Nei DaJie,
Beijing, China

Office Address
No. 1 Fuxingmen Nei DaJie,
Beijing, China, 100818
Website: http://www.boc.cn
E-mail: bocir@bank-of-china.com

Place of Business in Hong Kong
8/F, Bank of China Tower
1 Garden Road, Central
Hong Kong

Selected Newspapers for Information Disclosure (A Shares)
China Securities, Shanghai Securities, Securities Times

Website Designated by CSRC to Publish the Interim Report
http://www.sse.com.cn

Website Designated by The Stock Exchange of Hong Kong Limited to Publish the Interim Report
http://www.hkexnews.hk

Places Where the Interim Report can be Obtained
Major business locations

Stock Information
A Shares
Shanghai Stock Exchange
Stock Name: 中國銀行
Stock Code: 601988
H Shares
The Stock Exchange of Hong Kong Limited
Stock Name: Bank of China
Stock Code: 3988

A-Share Registrar
Shanghai Branch of China Securities Depository and Clearing Corporation Limited
36/F, China Insurance Building
166 East Lujiazui Road
Pudong New Area, Shanghai
Telephone: (86)21-3887 4800

H-Share Registrar
Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18/F, Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong
Telephone: (852) 2862 8555

Message from the Chairman

I am pleased to report to our shareholders and the wider community our business results for the first half of 2008. As of 30 June 2008, our Bank recorded a profit attributable to the equity holders of RMB42.181 billion, a year-on-year increase of 42.78%, and earnings per share of RMB0.17. Return on average total assets and return on average equity increased to 1.43% and 19.81% respectively.

In the first half of the year, China's banks enjoyed a broadly stable operating environment but witnessed increasing risks and uncertainties. Intensified global inflationary pressure and the deepening impact of the US subprime mortgage crisis led to the drastic fluctuation in the international financial markets, with some regions showing signs of economic turbulence and financial crisis. As a result of soaring domestic commodity prices, the costs of China's economic operation increased. With serious losses also caused by natural disasters, some enterprises' profitability declined. Domestic capital markets experienced a sharp adjustment and the booming real estate market came to stagnate at a high price level, leading to shrinking personal property values and incomes.

Although operating in a complex business environment, our Bank persisted with reform and development, based on a scientific approach. We pushed forward various business initiatives in line with the objectives established at the beginning of the year, and accelerated the transformation of our corporate banking business, marketing practice and management system. Our Bank also devoted great effort to developing and implementing a personal banking strategy focused on middle to high-end customers, and accelerated the restructuring of the financial markets business, by continuously enhancing product innovation and marketing, strengthening risk management and internal control, and promoting the integration of business architecture and the construction of an IT blueprint. As a result, we were able to achieve sustained and rapid development across various business lines in the first half of the year. In addition, remarkable progress was also made in enhancing interaction between domestic and overseas operations as well as increasing business integration at home and abroad. Our global branch network was further expanded and our diversified business platform further enhanced. The establishment of our new outlets in Europe, Latin America and Asia went smoothly, and our UK subsidiary successfully acquired shares in the Switzerland-based Heritage Fund Management Company.

As the sole banking partner of the Beijing 2008 Olympic Games, our Bank spared no effort in our preparations to provide financial services for the event, following the tenet of "Development inspired by, and contributing to, Olympic excellence". Mindful of our commitment to putting our customers first, our staff members at both home and abroad have devoted all of their energies to honouring our Olympic commitment by rendering financial services for the Games with a conscientious attitude and unfailingly professional skill.

Following the sudden and devastating earthquake in Sichuan, all staff members joined hands to make a rapid and significant contribution to disaster relief efforts, achieving tremendous success despite various hardships. Branches in the stricken areas have now fully resumed operations, employees affected by the disaster have been properly supported, and reconstruction efforts are underway. Our Bank worked in earnest to meet our social responsibilities and corporate citizenship obligations in the face of such a huge disaster, and immediately introduced emergency financial services measures and plans to provide financial support for the post-disaster reconstruction. We also offered direct assistance to the disaster-hit areas and donated more than RMB130 million worth of cash and material support.

Our Bank continued to improve its corporate governance and decision-making mechanisms. In the first half of this year, we held our 2007 Annual General Meeting in Hong Kong and Beijing simultaneously by means of videoconference, making it more convenient for shareholders to directly participate in important decisions. At the meeting, Sir Frederick Anderson GOODWIN was re-elected to serve as our non-executive director, and the employee supervisors were also re-elected.

In the second half of 2008, our Bank will continue to seize opportunities and rise up against challenges, in line with our scientific approach to development. We will make unstinting efforts to provide successful financial services for the Olympic Games, help post-disaster reconstruction and strengthen the construction of infrastructure at the grassroot level. Our Bank will accelerate business reorganisation and integration, transform the function of outlets and branches, further improve our risk management and internal control mechanisms and promote rapid development and quality in our various business lines.

On a final note, I would like to take this opportunity to express our sincere gratitude to our customers, shareholders, peers and the wider community for their support and encouragement; to our colleagues on the Board of Directors, the Board of Supervisors and the management for their hard work; and to our domestic and overseas employees for their devoted service. Thanks to your great support and concerted efforts, our Bank will continue to take great strides along the road to becoming a leading international bank.

Xiao Gang
Chairman

28 August 2008

Message from the President

In the first half of 2008, in accordance with a scientific approach to development, our Bank implemented various initiatives approved by the Board of Directors, tackled uncertainties in the business environment in a level-headed manner, while actively overcame the adversities caused by the Sichuan earthquake and other natural disasters, ultimately achieving outstanding operating results. In accordance with International Financial Reporting Standards, our Bank's total assets were RMB6,483.121 billion at the end of June 2008, total liabilities were RMB6,023.451 billion, and the shareholders' equity (excluding minority interests) was RMB431.071 billion, an increase of 8.21%, 8.72% and 2.53%, respectively, compared with the previous year-end. During the period, our Bank generated an after-tax profit of RMB44.645 billion, a year-on-year increase of 37.87%. The profit attributable to the equity holders amounted to RMB42.181 billion, up 42.78% compared with the same period of last year. Earnings per share were RMB0.17. Return on average total assets and return on average equity stood at 1.43% and 19.81%, respectively, up 0.27 and 4.63 percentage points year-on-year.

Despite the pressure on operations caused by the ongoing decline of foreign currency interest rates and appreciation of the RMB against the U.S. dollar, our Bank's net interest margin widened by 6 basis points year-on-year to 2.72%. The net interest income grew by 14.78% year-on-year to RMB81.523 billion.

Non-interest income maintained its fast growth, increasing year-on-year by 99.06% to RMB37.341 billion, of which net fee and commission income increased by 45.14% to RMB22.365 billion. Non-interest income accounted for 31.41% of operating income, up 10.52 percentage points year-on-year, marking a further improvement to our Bank's income structure.

Asset quality continued to improve and credit cost was maintained at a low level of 0.43%. The balance of identified impaired loans was RMB87.197 billion, down RMB3.12 billion from the end of last year, and the impaired loan ratio decreased by 0.48 percentage point to 2.69%. The ratio of allowance for loan impairment losses to identified impaired loans reached 115.68%, up 9.31 percentage points over the end of last year.

Our Bank has been fully devoted to the preparations for the Beijing 2008 Olympic Games and completed the construction of all infrastructure for on-site Olympic financial services as scheduled. We conducted rigorous IT risk self-inspection and rectification testing of our Olympic services, and successfully completed the sale of Olympic tickets and the issuance of Hong Kong dollar-denominated and Macau Pataca-denominated Olympic commemorative banknotes. Sales income from Olympic-franchised souvenirs increased significantly and the Bank's brand value was further enhanced.

In the second half of 2008, China's economy will continue to develop at a steady and rapid pace, in line with macro-economic control policies. However, we expect various financial risk factors and economic uncertainties to increase, putting considerable pressure on the management of our Bank's operations. Despite this, we will deliver outstanding financial services to support the Olympic Games, enhance our product and business innovation, deepen our business integration and outlet function transformation programmes and accelerate the construction of our IT blueprint. We will also strengthen our risk management and internal control, promote the healthy and rapid development of diversified business lines, and achieve this year's development objectives.

Li Lihui
President

28 August 2008

FINANCIAL REVIEW

Economic and Financial Environment

Since the beginning of 2008, the global economy has experienced a slowdown in growth and increasing inflationary pressure. In particular, the US economy started declining and the Eurozone and Japanese economies were increasingly exposed to risks. Emerging market economies continued to demonstrate an increasing rate of growth, although the pace of growth eased in the first half of the year. The Chinese economy maintained an overall trend of stable and rapid growth in the first half of this year, with year-on-year GDP increased by 10.4%, fixed asset investment increased by 26.3%, and consumer sales volume grew by 21.4%. The foreign trade surplus was USD99 billion, a decrease of USD13.2 billion compared with the first half of 2007. The Chinese economy is responding to the macro-economic policies of the State favourably. However, the steady and rapid growth in the national economy is also facing challenges, especially in the face of weakening overseas demand, the pressure of sustained price rises and the continued survival of certain corporations, especially the small and medium-sized enterprises.

The world's major stock indices experienced drastic fluctuations during the first half of 2008 while major bond yields also fell and exchange rates of major currencies fluctuated, particularly the US Dollar, Euro and Yen. In addition, US Dollar and Sterling benchmark interest rates were successively adjusted downwards although the Euro and Yen interest rates remained relatively stable. The US subprime mortgage crisis continued to have an impact on the global economy as major international credit markets continued to experience tightening of credit spreads.

In the first half of 2008 the Chinese financial markets were characterised by stable and sound development. The PBOC had raised the RMB reserve requirement ratio five times and increased the withdrawal of currency from circulation. The RMB exchange rate demonstrated greater flexibility, with an appreciation of 6.50% against US Dollar compared with the previous year-end. The outstanding broad money M2 increased by 17.37% year-on-year, while the outstanding RMB loans and deposits of financial institutions increased, respectively, by 14.12% and 18.85% year-on-year. The Shanghai Stock Exchange Composite Index responded to market corrections and fell by 48% compared to the previous year-end. The debt securities market, however, continued to perform well, with steady growth in bond issuance and active trading. The market value of debt securities rose by 11.38% compared with the end of 2007.

Financial Position and Results of Operations of the Group for the First Half of 2008

In the first half of 2008, the Group achieved steady growth across all business lines and continued to improve operating performance.

In the first half of 2008, the Group earned a profit after tax of RMB44.645 billion, an increase of RMB12.263 billion or 37.87% compared with the first half of 2007. Profit attributable to the equity holders of the Bank amounted to RMB42.181 billion, an increase of RMB12.638 billion or 42.78% compared with the first half of 2007. This substantial improvement in profit after tax was mainly attributable to: (a) an increase in net interest income, driven by steady growth in the average balance of interest-earning assets; (b) robust growth in non-interest income, in line with the rapid development of fee-based businesses, resulting in an increasing proportion

of non-interest income to operating income; (c) maintenance of relatively low credit costs given a decrease in both identified impaired loans and the ratio of identified impaired loans to gross loans, representing a further improvement in asset quality; and (d) a decrease in the corporate income tax rate.

As at 30 June 2008, the Group's total assets amounted to RMB6,483.121 billion, an increase of RMB491.904 billion or 8.21% from the previous year-end. Loans and advances to customers amounted to RMB3,242.840 billion, an increase of RMB392.279 billion or 13.76% from the previous year-end. The Bank achieved stable growth in loans in the first half of 2008 by managing lending activities in accordance with the macro-economic policies of the State. As at 30 June 2008, the Group held investment securities of RMB1,663.200 billion, a decrease of RMB49.727 billion or 2.90% from the previous year-end. By actively managing risk and reward, the Group increased its investments in PBOC bills and PRC treasury notes, and actively rebalanced the mix of its foreign currency-denominated securities investment portfolio.

As at 30 June 2008, the Group's total liabilities amounted to RMB6,023.451 billion, an increase of RMB482.891 billion or 8.72% from the previous year-end. Due to customers amounted to RMB4,863.664 billion, an increase of RMB463.553 billion or 10.54% from the previous year-end. This significant growth in deposits was attributable to the Bank's proactive efforts to attrack savings and corporate deposits in response to the volatility in the capital markets in the first half of 2008.

As at 30 June 2008, the Group's total equity was RMB459.670 billion, an increase of RMB9.013 billion or 2.00% from the previous year-end. This change was mainly attributable to the Group's profit after tax of RMB44.645 billion for the first half of 2008, partially offset by the dividend of RMB25.384 billion based on 2007 profits, which was approved by the shareholders of the Bank at the Annual General Meeting. Please refer to the Condensed Consolidated Statement of Changes in Equity in the Interim Financial Information for more detailed information.

Please refer to Note II.31 to the Interim Financial Information for more detailed information on the financial position and results of operations in geographical segments and business segments.

Net Interest Income and Net Interest Margin

In the first half of 2008, the Group earned net interest income of RMB81.523 billion, an increase of RMB10.496 billion or 14.78% compared with the first half of 2007. The average balances[1], average interest rates of major interest-earning assets and interest-bearing liabilities related to the Group, and analysis of the impact of changes in volume and interest rate[2] on the Group's net interest income are summarised in the following table:

---

[1] Average balances of interest-earning assets and interest-bearing liabilities are average daily balances derived from the Bank's management accounts (unaudited).

[2] Impact of changes in volume on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of changes in interest rate on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Impacts relating to the combined changes in both volume and rate have been classified as changes in interest rate.

Unit: RMB million, except percentages

Items	For the six month period ended 30 June 2008			For the six month period ended 30 June 2007			Analysis of net interest income variances		
	Average balance	Interest income/ expense	Average interest rate	Average balance	Interest income/ expense	Average interest rate	Volume	Interest rate	Total
Group									
Interest-earning assets									
Loans	**3,089,832**	**94,232**	**6.13%**	2,553,248	73,135	5.73%	15,289	5,808	21,097
Investment debt securities[1]	**1,700,287**	**31,017**	**3.67%**	1,930,638	36,580	3.79%	(4,341)	(1,222)	(5,563)
Balances with central banks	**846,622**	**8,591**	**2.04%**	415,262	3,402	1.64%	3,518	1,671	5,189
Due from banks and other financial institutions[2]	**390,740**	**7,565**	**3.89%**	443,666	9,386	4.23%	(1,113)	(708)	(1,821)
Total	**6,027,481**	**141,405**	**4.72%**	5,342,814	122,503	4.59%	13,353	5,549	18,902
Interest-bearing liabilities									
Due to customers[3]	**4,685,320**	**49,750**	**2.14%**	4,315,620	42,703	1.98%	3,640	3,407	7,047
Due to banks and other financial institutions[4]	**738,782**	**7,542**	**2.05%**	477,780	6,502	2.72%	3,530	(2,490)	1,040
Other borrowed funds[5]	**115,677**	**2,590**	**4.50%**	104,128	2,271	4.36%	250	69	319
Total	**5,539,779**	**59,882**	**2.17%**	4,897,528	51,476	2.10%	7,420	986	8,406
Net interest income		**81,523**			71,027		5,933	4,563	10,496
Net interest spread			**2.55%**			2.49%			
Net interest margin			**2.72%**			2.66%			
Domestic RMB activities									
Interest-earning assets									
Loans	**2,082,491**	**72,338**	**6.99%**	1,805,237	52,047	5.77%	7,955	12,336	20,291
Investment debt securities	**984,720**	**15,712**	**3.21%**	919,639	12,136	2.64%	854	2,722	3,576
Balances with central banks	**768,647**	**8,220**	**2.15%**	360,797	3,116	1.73%	3,509	1,595	5,104
Due from banks and other financial institutions	**93,190**	**1,999**	**4.31%**	75,397	1,005	2.67%	236	758	994
Total	**3,929,048**	**98,269**	**5.03%**	3,161,070	68,304	4.32%	12,554	17,411	29,965
Interest-bearing liabilities									
Due to customers	**3,529,226**	**39,056**	**2.23%**	3,016,781	23,857	1.58%	4,026	11,173	15,199
Due to banks and other financial institutions	**413,738**	**3,964**	**1.93%**	226,457	2,129	1.88%	1,751	84	1,835
Other borrowed funds	**63,000**	**1,523**	**4.86%**	60,000	1,411	4.70%	70	42	112
Total	**4,005,964**	**44,543**	**2.24%**	3,303,238	27,397	1.66%	5,847	11,299	17,146
Net interest income		**53,726**			40,907		6,707	6,112	12,819
Net interest spread			**2.79%**			2.66%			
Net interest margin			**2.75%**			2.59%			
Domestic foreign currency activities							Unit: USD million, except percentages		
Interest-earning assets									
Loans	**54,825**	**1,385**	**5.08%**	37,677	1,036	5.50%	469	(120)	349
Investment debt securities	**52,475**	**1,097**	**4.20%**	79,917	1,969	4.93%	(673)	(199)	(872)
Balances with central banks	**2,444**	**1**	**0.08%**	2,686	1	0.07%	-	-	-
Due from banks and other financial institutions	**39,468**	**752**	**3.83%**	33,372	760	4.55%	138	(146)	(8)
Total	**149,212**	**3,235**	**4.36%**	153,652	3,766	4.90%	(66)	(465)	(531)
Interest-bearing liabilities									
Due to customers	**44,925**	**446**	**2.00%**	59,788	718	2.40%	(177)	(95)	(272)
Due to banks and other financial institutions	**32,136**	**332**	**2.08%**	23,621	359	3.04%	129	(156)	(27)
Other borrowed funds	**5,294**	**94**	**3.58%**	5,794	112	3.87%	(10)	(8)	(18)
Total	**82,355**	**872**	**2.13%**	89,203	1,189	2.67%	(58)	(259)	(317)
Net interest income		**2,363**			2,577		(8)	(206)	(214)
Net interest spread			**2.23%**			2.23%			
Net interest margin			**3.18%**			3.35%			

Notes:

1 Investment debt securities includes debt securities available-for-sale, debt securities held-to-maturity, debt securities classified as loans and receivables, trading debt securities and debt securities designated at fair value through profit or loss.

2 Due from banks and other financial institutions includes placements with banks and other financial institutions.

3 Due to customers includes structured deposits, which are included in "Financial liabilities at fair value through profit or loss".

4 Due to banks and other financial institutions includes amounts due to central banks, certificates of deposit and placements from banks and other financial institutions.

5 Other borrowed funds includes bonds issued and other borrowings.

In the first half of 2008, the Group's net interest margin (NIM) was 2.72%, an increase of 6 basis points compared with the first half of 2007, or a decrease of 4 basis points as compared with the whole year of 2007. The major factors affecting the Group's current NIM for the first half of 2008 include the following:

(a) an increase in the Bank's mandatory reserve funds placed with the PBOC, owing to continued rise of the RMB reserve requirement ratio.

(b) a decrease in proportion of demand deposits to total deposits due to various factors such as the constant fluctuations in capital markets and the widening interest spread between demand deposits and time deposits. As at 30 June 2008, in the domestic operations, the proportion of RMB demand deposits to total RMB deposits was 42.46%, a decrease of 3.74 percentage points from the previous year-end.

(c) a decrease in US Dollar interest rates resulting from the Federal Reserve Board's seven downward adjustments to federal funds rates since September 2007.

The Bank focused on improving its NIM and actively undertook the following active measures in order to respond to changes in the domestic and global economic situations:

(a) The Group improved assets structure and increased the proportion of higher-yield interest-earning assets. In the first half of 2008, the average balance of the loan portfolio accounted for 51.26% of total interest-earning assets, an increase of 3.47 percentage points compared with the first half of 2007, or 3.03 percentage points compared with the whole year of 2007.

(b) In response to the liquidity of foreign currencies in the domestic market, the Bank adjusted its price quotation for domestic foreign currency credit business to a more appropriate level, therefore was able to mitigate the impact of falling US Dollar interest rates to a certain extent.

(c) The Group further improved its credit risk management processes, resulting in a continued improvement in asset quality and a decrease in identified impaired loans compared with the previous year-end. The Group also rebalanced the mix of the loan portfolio to reduce the proportion of special-mention loans and increase the asset quality.

Non-interest Income

In the first half of 2008, the Group reported non-interest income of RMB37.341 billion, an increase of RMB18.582 billion or 99.06% compared with the first half of 2007. This represented 31.41% of overall operating income, an increase of 10.52 percentage points compared with the first half of 2007. The principal components of non-interest income were as follows:

Net fee and commission income

In the first half of 2008, the Group earned net fee and commission income of RMB22.365 billion, an increase of RMB6.956 billion or 45.14% compared with the first half of 2007. This represented 18.82% of overall operating income, an increase of 1.66 percentage points compared with the first half of 2007. The Group's domestic operations earned net fee and commission income of RMB18.395 billion, an increase of RMB6.901 billion or 60.04% compared with the first half of 2007. In the first half of 2008, the Group rapidly developed its fee-based business, resulting in robust growth in its net fee and commission income, including fee income from international settlement, foreign exchange transactions, financial consultancy, credit commitment and others. Please refer to Note II.2 to the Interim Financial Information for more detailed information.

Net trading gains/(losses)

In the first half of 2008, the Group reported net trading gains of RMB3.475 billion, an increase of RMB8.372 billion compared with the net trading losses reported in the first half of 2007. The increase was mainly due to: (a) a significant favourable revaluation on a reducing net foreign currency position, and (b) a significant reduction in the cost of foreign exchange derivative transactions, used by the Group as part of asset and liability management and funding arrangement, due to a decrease in US Dollar interest rates, compared with the first half of 2007. Please refer to Note II.3 to the Interim Financial Information for more detailed information.

Other operating income

In the first half of 2008, the Group reported other operating income of RMB10.766 billion, an increase of RMB3.503 billion or 48.23% compared with the first half of 2007. This increase was mainly attributable to the significantly increased revenue generated from the Group's insurance business, Olympic-licensed products[3] and other products. Please refer to Note II.4 to the Interim Financial Information for more detailed information.

[3] As Beijing Organising Committee for the Games of the XXIX Olympiad (BOCOG)'s official licensed retailer, the Bank sells such Olympic licensed products as precious metal product, medallion, pin set, and jewelry at designated licensed outlets.

Operating expenses

In the first half of 2008, the Group reported operating expenses of RMB44.875 billion, an increase of RMB11.813 billion or 35.73% compared with the first half of 2007. Cost to income ratio was 37.75%, a slight increase compared with the first half of 2007. The increase was mainly due to: (a) an increase in staff costs and general operating and administrative expenses in line with the growth of the Group's business activities; (b) an increase in business and other taxes expenses resulting from the significant growth in taxable income; (c) an increase in provisions for life insurance claims in line with the rapid growth of life insurance business; and (d) an increase in the cost of Olympic-licensed products, in line with the rapid growth of related sales. Please refer to Note II.5 to the Interim Financial Information for more detailed information.

Impairment Losses on Assets

Impairment losses on loans and advances

In the first half of 2008, the Group improved its asset quality and achieved the "dual decrease" objective of reducing both identified impaired loans and the ratio of identified impaired loans to gross loans. The Group's impairment losses on loans and advances amounted to RMB6.493 billion. The credit cost was 0.43%, similar to the first half of 2007. Please refer to the "Risk Management-Credit Risk" section and Notes II.15 and III.1 to the Interim Financial Information for more detailed information on loan quality and allowances for loan impairment losses.

Impairment losses on other assets

In the first half of 2008, the Group's impairment losses on other assets amounted to RMB10.651 billion, an increase of RMB9.486 billion compared with the first half of 2007. The increase was mainly due to impairment of foreign currency-denominated debt securities. Please refer to the "Business Review-Financial Markets Business" section, Note II.7 and III.1 to the Interim Financial Information for more detailed information.

Income Tax Expense

In the first half of 2008, the Group incurred an income tax expense of RMB12.716 billion, a decrease of RMB5.822 billion or 31.41% compared with the first half of 2007, and the effective tax rate decreased by 14.24 percentage points to 22.17%. The change in income tax expense was mainly attributable to: (a) the reduction of domestic enterprise income tax rate from 33% to 25% in PRC Enterprise Income Tax Law effective from 1 January 2008, which was approved by the National People's Congress on 16 March 2007, (b) the re-measurement of the Group's deferred tax assets and deferred tax liabilities of its domestic operations in accordance with International Financial Reporting Standards, which thereby resulted in an one-off increase in income tax expense for the first half of 2007.

BUSINESS REVIEW

In the first half of 2008, the Group achieved steady growth across all business lines as a result of continued enhancement in its core competitiveness. As at 30 June 2008, the balances of the Bank's principal deposits and loans are summarised in the following table:

Unit: RMB million, except percentages

Items	As at 30 June 2008	As at 31 December 2007	Change
Corporate deposits			
Domestic: RMB	1,621,401	1,447,091	12.05%
Foreign currency	167,735	123,350	35.98%
Overseas	323,847	299,276	8.21%
Sub-total	2,112,983	1,869,717	13.01%
Savings deposits			
Domestic: RMB	1,822,531	1,616,234	12.76%
Foreign currency	151,887	177,895	(14.62%)
Overseas	517,734	561,592	(7.81%)
Sub-total	2,492,152	2,355,721	5.79%
Financial institution deposits			
Domestic: RMB	331,851	266,274	24.63%
Foreign currency	147,478	110,738	33.18%
Sub-total	479,329	377,012	27.14%
Corporate loans			
Domestic: RMB	1,509,281	1,370,321	10.14%
Foreign currency	394,659	359,851	9.67%
Overseas	559,136	387,805	44.18%
Sub-total	2,463,076	2,117,977	16.29%
Personal loans			
Domestic: RMB	628,914	585,317	7.45%
Foreign currency	221	216	2.31%
Overseas	150,629	147,051	2.43%
Sub-total	779,764	732,584	6.44%

Note: Financial institution deposits are included in "Due to banks and other financial institutions", and corporate deposits and savings deposits are included in "Due to customers" in the Interim Financial Information.

Corporate Banking Business

The Bank managed lending activities strictly in accordance with the macro-economic policies of the State, proactively adjusted the structure of its customer and industry exposures and vigorously expanded its deposit and fee-based businesses during the first half of 2008. The Bank also promoted its marketing and product innovation activities to enhance its core competitiveness in the corporate banking business. In the first half of 2008, the corporate banking business recorded a profit before income tax of RMB35.513 billion, an increase of RMB13.175 billion or 58.98% compared with the first half of 2007.

The Bank achieved stable and sustained growth in corporate loans and corporate deposits through enhanced marketing of corporate deposit and effective control of lending activities. As at 30 June 2008, the Bank's market share[4] of domestic RMB-denominated corporate deposits and foreign currency-denominated corporate deposits stood at 8.75% and 19.20%, respectively, an increase of 0.62 percentage point and 0.49 percentage point from the previous year-end. The Bank's market share of domestic RMB-denominated corporate loans was 6.24%, approximately the same level as at the previous year-end. The Bank retained its leading position in foreign currency-denominated corporate loans with a market share of 20.74%. Furthermore, the Bank's foreign currency-denominated trade finance business continued to lead the market, showing an increase of 42.87% in business volumes from the previous year-end, with a market share of 30.02%. In the first half of 2008, the Bank set up three Regional Operation Centres in Asia-Pacific, Europe and Africa, and the Americas to support its syndicated loan business. By reorganising and integrating internal resources, these centres have enhanced the Bank's ability to undertake large-scale overseas projects.

In response to the accelerated appreciation of RMB and the rapid growth in imports, the Bank improved coordination between its domestic and overseas operations so as to drive rapid growth in its international settlement, foreign exchange transaction and financial consultancy businesses. In the first half of 2008, non-interest income from corporate banking business was RMB14.947 billion, an increase of RMB6.046 billion or 67.92% compared with the first half of 2007.

The Bank increased its focus on product innovation and provided a comprehensive range of specialised financial services for its customers. In the first half of 2008, the Bank developed the innovative "invest-build-transfer" model and related agreement structure for project finance, and continued to promote structured products for ship finance and investment property loan products. The Bank also developed the *Premium Client Inward Information Enquiry System* for large corporate clients, and other innovative products such as the *Domestic RONGXINDA* (account receivable finance under the domestic credit insurance) and *Forfeiting under the Guarantee of International Financial Corporate*. The Bank has developed a wide range of innovative products for financial institutions such as credit asset transfer, reciprocal funding

[4] The market share refers to the all financial institutions dimension (including foreign financial institutions) quoted by the PBOC's monthly "Summary of Sources and Uses of Funds of Chinese Financial Institutions", same in hereafter.

and RMB remittance services for Hong Kong and Macau correspondent banks. The Bank has signed agreements for reciprocal funding with five premier international financial groups, and has entered into agreements with 14 correspondent banks for forfeiting, factoring and foreign currency clearing and other businesses. Alongside the innovation, the third-party cash custodian business continued to expand steadily, with 4.773 million customers and funds of RMB100.124 billion under custody as at 30 June 2008.

The Bank took steps to increase business with small and medium-sized enterprises (SMEs), establishing a business model specifically tailored to the needs of SMEs and underpinned by revenue-based risk management. In addition, the Bank continued to provide a variety of financial solutions to corporate customers via its online corporate banking services, which included RMB account management, payable and receivable management, and centralised management for a group company's internal funds. As at 30 June 2008, the number of corporate customers using online banking services increased by 20% from the end of 2007, and the online transaction volumes exceeded RMB16 trillion. At the end of the first half of 2008, the Bank had the leading market share in the Online Payment of Custom Duties business.

Personal Banking Business

The Bank continued to develop its personal banking business by implementing a strategy focusing on mid-range and high-end customers, strengthening resource integration and line management, developing the customer service system, optimising the service network, and enhancing service and product innovation. In the first half of 2008, the personal banking business recorded a profit before income tax of RMB13.287 billion.

In the first half of 2008, the Bank reacted to the changes in domestic capital markets by increasing its savings deposits, continuing to promote its "Ideal Home" brand and other personal loan products. As at 30 June 2008, the Bank had a domestic market share in RMB-denominated savings deposits of 9.38%. Although the balance of foreign currency deposits decreased due to the appreciation of the RMB, the Bank still maintained its leading market share of 47.41%. The Bank also led the market in terms of growth rate of personal loans in domestic operations.

In the first half of 2008, the Bank further strengthened its fee-based personal banking businesses. The Bank improved its professional services function and set up an exclusive service channel for mid-range and high-end customers composed of three sectors: individual wealth management, fortune management and private banking. For the first half of 2008, the Bank's domestic wealth management customer base increased by 11.84% and assets under management also grew steadily. The Bank also made full use of the business opportunities created by the Beijing 2008 Olympic Games to market Olympic-licensed products and precious metal products. In the first half of 2008, the non-interest income of the personal banking business was RMB9.126 billion, an increase of RMB3.041 billion or 49.98% compared with the first half of 2007.

The Bank continued to reinforce its bank card businesses. As at 30 June 2008, the Bank's domestic operations had issued 117.75 million debit cards and 13.98 million credit cards respectively, an increase of 6.52 million and 2.59 million compared with the previous year-end. Cardholder spending volume in the first half of 2008 was RMB141.210 billion, an increase of 35.12% compared with the first half of 2007. The Bank signed up over 230,000 merchants in domestic operations and the Bank had the leading market position in foreign card merchant acquiring agency transaction volumes.

The Bank's Personal Banking Business increased its focus on product innovation in response to the changes in capital markets conditions and customer demand. A variety of products and services such as the Personal Foreign Currency Time Deposit with preferential interest rate, the Personal Foreign Currency Settlement Account, various co-brand banking cards and a series of innovative wealth management products were introduced to the market.

The Bank broadened its outlet transformation programme, especially through improvement of the outlet profit earning models, service processes and assessment mechanisms, to enhance outlets' sales performance and professional service quality. The Bank also increased investment in Automatic Teller Machines (ATMs) and other self-service equipment, and as such further promoted the migration of simple transaction from counter to self-service equipment.

Financial Markets Business

The Bank's Financial Markets Business achieved satisfactory operational performance by accelerating business structure adjustment, improving capacity for innovation, optimising the investment portfolio and enhancing risk monitoring. The treasury business recorded a profit before income tax of RMB6.348 billion in the first half of 2008.

In the first half of 2008, the Bank responded to the changing market conditions by increasing the duration of RMB-denominated investments properly to increase yield. As at 30 June 2008, the average portfolio duration of the Bank's RMB-denominated bonds increased to 1.80 years from 1.47 years at the previous year-end. In order to reduce portfolio risk, the Bank also further optimised the structure of its foreign currency-denominated bond investment by increasing investment in government bonds and reducing exposure to credit risk related bonds and structured bonds.

As at 30 June 2008, the carrying value of US subprime mortgage related debt securities held was USD3.642 billion (or RMB24.980 billion), representing 1.50% of the investment securities of the Group, of which 53.84% was AAA Rated, 31.67% AA rated and 6.30% A rated. The impairment allowance for these securities was USD1.903 billion (or RMB13.052 billion) as at 30 June 2008. In addition, the Group recorded a fair value change of USD0.049 billion (or RMB0.338 billion) as at 30 June 2008 directly in the Reserve for Fair Value Changes of Available-for-Sale Securities under the equity, reflecting the decrease in the fair value of the US subprime mortgage related debt securities positions.

As at 30 June 2008, the carrying value of US Alt-A mortgage-backed securities was USD1.828 billion (or RMB12.539 billion), representing 0.75% of the investment securities of the Group, of which 98.35% was AAA rated. The impairment allowance for US Alt-A mortgage-backed securities held as at 30 June 2008 was USD0.522 billion (or RMB3.578 billion).

As at 30 June 2008, the carrying value of Non-Agency US mortgage-backed securities was USD5.077 billion (or RMB34.822 billion), representing 2.09% of the investment securities of the Group, of which 99.03% was AAA rated. The impairment allowance for Non-Agency US mortgage-backed securities held as at 30 June 2008 was USD0.599 billion (or RMB4.107 billion).

As at 30 June 2008, the carrying value of the debt securities issued by US Freddie Mac and Fannie Mae held by Group was USD10.637 billion (or RMB72.957 billion), of which 99.81% was AAA rated. The carrying value of the mortgage-backed securities guaranteed by these two agencies as at 30 June 2008 was USD6.649 billion (or RMB45.609 billion). The principal and interest payments on these securities is currently on schedule. As at 25 August 2008, the debt securities issued by and guaranteed by these two agencies held by the Group reduced to USD7.500 billion and USD5.174 billion, respectively.

The Group will continue to follow up the developments in the US mortgage market and assess impairment on related debt securities in a prudent manner in accordance with International Financial Reporting Standards.

The Bank increased its market research and market quotation services. The RMB spot and forward trading business grew significantly, while the Bank's precious metals trading desk maintained a leading position in the market with the highest trading volumes on the Shanghai Gold Exchange. Trading volumes of gold forwards for the first half of 2008 exceeded 2007 full year trading volumes, and the Bank's activity in gold dealing for individual accounts and gold leasing continued to grow rapidly. The Bank's trading and settlement volumes for RMB-denominated bonds also continued to rank first in the market.

The Bank promoted a healthy growth in the fee-based business by further optimising its product and client base, and enriching product series offered. In the first half of 2008, the Bank underwrote RMB13.150 billion of commercial paper and RMB5.80 billion of medium-termed notes. In addition, the Bank adjusted its product strategy for custody wealth management and recorded sales of USD4.325 billion from foreign currency-denominated wealth management products and RMB405.866 billion from RMB-denominated products. The Bank also reinforced marketing efforts for annuity products and made breakthrough progress in the annuity management for central SOEs (state-owned enterprises). The Bank distributed more than 200 open-ended funds and other collective investment schemes, an increase of 44% from the previous year-end. The Bank developed the Equity Fund Custody and Separate Account Custody as well as many other new custody products, distributed the first QDII product issued by the securities company, and introduced custody service to the high-net-worth individual clients.

International and Diversified Business

In the first half of 2008, the Bank made significant progress with respect to its international and diversified business. As characterised by the enhanced synergy between its domestic and overseas businesses, the Bank's global integrated management model proved to be highly effective. The international settlement and trade finance businesses in the Bank's overseas operation recorded substantial increase, the three syndicated loan centres performed well, and the international network was further expanded with the opening of Guro branch in Korea and Surabaya branch in Indonesia. The universal financing business, including investment banking and insurance, continued to provide the Bank with diversified income streams.

Bank of China (Hong Kong)

BOCHK continued to leverage the Relationship-Product-Channel (RPC) model to enhance its business platform, and to drive business growth. In the first half of 2008, BOCHK earned a profit attributable to the equity holders of the Bank of HKD4.673 billion (or RMB4.209 billion).

BOCHK undertook a number of initiatives to attract deposits, including offering preferential interest rates and currency exchange rates as well as launching new products such as the "Olympic Triple Jump Fixed Deposit". In its role as the clearing bank for RMB-denominated businesses in Hong Kong, BOCHK consolidated its leading position in Hong Kong's RMB business. BOCHK proactively developed its RMB remittance and exchange services, and enhanced its integrated RMB services. As at 30 June 2008, the balance of BOCHK's RMB deposits in Hong Kong doubled from the previous year-end. BOCHK maintained its leading position in terms of card issuance with the number of RMB credit cards issued increasing by 22.4% from the previous year-end. In the first half of 2008, cardholder spending volume from RMB credit cards rose by 66% compared with the first half of 2007.

Acting as the Group's "Asia-Pacific Syndicated Loan Centre", BOCHK is responsible for the initiation and coordination of syndicated loans in the Asia-Pacific region. In the first half of 2008, BOCHK maintained its leading position as the top arranger in both the Hong Kong-Macau and the Chinese Mainland-Hong Kong-Macau syndicated loan markets. BOCHK's mortgage business continued to provide its customers with a wide range of mortgage products, maintaining its leading position in the underwriting of new mortgages in the first half of 2008.

BOCHK achieved continuous growth in fee income from its trade bills settlement business by optimising business models and constantly enhancing service quality. Fee income from the loan and credit card businesses was satisfactory, while fee income from the sale of bonds and life insurance increased markedly. BOCHK strengthened product innovation and marketing in wealth management by launching equity-linked investment products under its own brand, leading to a marked increase in related income. Fee income from stock brokerage and sale of funds, however, decreased as a result of the unfavorable market conditions.

BOCHK made good progress in developing its business in the Chinese Mainland. The locally incorporated Nanyang Commercial Bank (China), Limited ("NCB (China)") received approval from CBRC to establish branches and sub-branches in Hangzhou, Nanning, Guangzhou and Shanghai. On 24 July 2008, CBRC officially gave approval to the head office of NCB (China) to start its RMB business for domestic customers, thus further expanding its business scope.

For further details of BOCHK's business results and related information, please refer to its interim report for the same period.

Investment bank business

In the first half of 2008, in response to the challenges of volatile market conditions in Hong Kong and the Chinese Mainland, BOCI relied on aggressive marketing and product innovation initiatives to achieve steady business growth, especially in leveraged and structured finance business as well as private wealth management. In the first half of 2008, BOCI earned a profit attributable to the equity holders of the Bank of HKD0.704 billion (or RMB0.634 billion).

BOCI Prudential, a joint venture asset management company of BOCI, achieved sustained growth, maintaining its top-four position in terms of Mandatory Provident Fund market share in Hong Kong and its leading position in the Macau pension market. The BOCI-initiated Bohai Industrial Investment Fund continued to invest in a number of projects and maintained its leading position in the Chinese Mainland's RMB industrial investment fund market.

BOCI conducts business in the Chinese Mainland through BOCI China. In the first half of 2008, BOCI China took part in several successful IPO programme and maintained its position as the leading underwriter of treasury bonds among all securities firms in the Chinese Mainland, one of the top three underwriters of policy bank bonds in terms of total underwriting amount, and one of the top three domestic underwriters of inter-bank bonds in terms of transaction volumes.

Leveraging resources from across the Group, Bank of China Investment Management experienced improved sales performance and strong growth in fund units under management despite constant fluctuations in the capital markets. As at 30 June 2008, total assets under management reached RMB23.1 billion while its fund units under management increased to 27.9 billion, a rise of 33.5% compared with the previous year-end.

Insurance business

The Bank's insurance business grew rapidly in the first half of 2008 and reported a gross premium income of HKD5.995 billion (or RMB5.399 billion), an increase of HKD2.418 billion or 67.61% compared with the first half of 2007.

In the first half of 2008, BOCG Insurance increased the level of business originated by brokers and agents as a result of restructuring its marketing framework. BOC Insurance, the wholly-owned subsidiary of BOCG Insurance in the Chinese Mainland, established an innovative model of operation by fully leveraging the Bank's brand, sales channels and customer base. This increased the degree of integration between the banking and insurance businesses, and helped to further satisfy customers' need for integrated financial services. BOC Insurance has been successful in underwriting several large-scale projects, including the National Centre for the Performing Arts. BOC Insurance also stepped up its expansion, establishing 17 new branches in the first half of 2008. In Hong Kong, BOCG Life leveraged BOCHK's sales channels and focused its marketing efforts on single and regular premium insurance products. Its gross premium income increased sharply compared with the same period of last year, which in turn increased its market share.

Investment business

The Bank engages in direct investment and investment management through BOCG Investment. In the first half of 2008, BOCG Investment steadily developed its business while adapting to changes in market conditions, and it earned a profit attributable to the equity holders of the Bank of HKD0.704 billion (or RMB0.634 billion).

In the first half of 2008, BOCG Investment conducted its direct investment business in a prudent manner and invested in a variety of corporate equities. Despite adverse conditions in the distressed assets market, BOCG Investment enlarged the sources for different projects by adopting various innovative investment models. It also expanded its property investments through the segmentation of different markets and products. BOC Aviation, a subsidiary of BOCG Investment, developed steady and sustainable sources of lease revenue by taking advantage of market opportunities, thus maintaining its leading position in the Asian market.

IT Blueprint

In the first half of 2008, the Bank made substantial progress in implementing Core Banking System (CBS) and Management Information System (MIS).

Implementation of CBS progressed substantially. The main data centre, local backup centre and disaster recovery centre were ready for go-live. Smooth progress was made in the preparations for go-live, such as collection of customer information, sorting accounts, compilation of the User's Handbook and data migration validation. Meanwhile, training sessions were held to address the different needs of the Bank's managers and staff, and the skill transfer of CBS made great progress. The Regression Test of System Integration Test started, and the User Acceptance Test was under preparation.

Construction of MIS also progressed, with the completion of the phase two of System Integration Test of sub-systems including General Ledger, Financial Management and Profitability Analysis (PA). The Bank accelerated the application of PA, continued to construct the phase two of Reporting Platform, and consolidated the achievement of centralised reporting. The Bank also further enhanced the Corporate/Individual Credit Information System to improve data quality.

Cooperation with Strategic Investors

In the first half of 2008, the Bank continued to achieve steady progress in its cooperative partnerships with RBS Group, Fullerton Financial, UBS and ADB.

Corporate Banking Business. The Bank and RBS Group continued to proactively seek joint business opportunities in high-end financing, concluded an inter-bank agreement on a supply chain finance project, carried out customer referral with RBS in the UK and US. The Bank promoted overseas business expansion for customers of both banks by jointly organising the first phase of the China Forum with Citizens Bank, the U.S. subsidiary of RBS Group, and delivering various corporate banking services, including liquidity loans, to Chinese and American enterprises.

With the assistance of experts from Fullerton Financial, the Bank launched pilots of SMEs financial services models in Shanghai and Fujian and constructed new SMEs business operating processes and systems.

Personal Banking Business. The Bank and RBS Group steadily built up the credit card business by strengthening technical cooperation in product innovation, cost accounting, risk management, operating service and information technology. The Bank and RBS Group also improved private banking operating procedures, leading to an increase in product capability and customer base.

The Bank also boosted efforts to comprehensively enhance its private banking service capabilities by co-operating with Temasek in the training of wealth management and private banking professionals, and with UBS in the development and customisation of private banking products.

Financial Markets Business. RBS Group was awarded Co-Financial Advisor status for the Bank's first securitisation issuance. RBS Group shared with the Bank its expertise in fixed income, asset securitisation and other financial products.

The Bank also continued its cooperation with UBS in the development of products and services, with a focus on wealth management and high-end customers.

General Administration. RBS Group, Fullerton Financial, UBS and ADB provided the Bank with technical support and training in many areas, including mergers and acquisitions, investment management, human resources, treasury, financial management, risk management, business continuity management and the implementation of Basel II.

RISK MANAGEMENT

The Bank continued to improve its capability and infrastructure in risk management by implementing proactive risk management and enhancing its forward-looking and specialised risk management operations.

Credit Risk

In the first half of 2008, the Bank continued its ongoing efforts to comprehensively reform the Bank's credit risk management operations into a centralised and specialised function. The Bank also optimised its authorisation structure, strengthened its centralised credit rating management function, and facilitated the construction of a customer rating system based on the Probability of Default (PD) model. The Bank further entrenched its credit risk management policies, promoted communication about risk appetites, further enhanced the material risks reporting system and initiated a project on the comprehensive implementation of Basel II.

In terms of corporate banking, the Bank optimised its lending structures to provide increased support to customers with high credit quality in conformity with regulatory guidance. The Bank strengthened its analysis and monitoring of credit risk for industries vulnerable to the impact of macro-economic regulations, adjusted its credit strategy towards export-oriented and strictly implemented real estate regulation policies. The Bank also defined criteria and exit plans for actively managing exits from customers; enhanced credit management for group customers by reinforcing the risk identification, pre-warning and monitoring of group customers. The Bank continued to advance its implementation of asset quality monitoring measures, established a risk based watchlist monitoring programme for large and high risk credit exposures, and reinforced the risk management of special-mention loans by improving monitoring and risk categorisation procedures. The Bank also improved the quality of the customer portfolio. As at 30 June 2008, outstanding loans extended to its domestic borrowers with a credit rating "A" accounted for 50.62% of the Bank's domestic lending, an increase of 0.02 percentage point from the previous year-end. Outstanding loans extended to borrowers with credit ratings above "BB" accounted for 89.22% of the total lending, up 1.59 percentage points from the previous year-end.

In terms of personal banking, the Bank strengthened its analysis and monitoring of personal loan quality, and continued to implement a pre-warning and calling-off mechanism. In order to reduce exposure to systematic risks, the Bank enhanced risk management of personal housing loans, by improving personal mortgage loan registration procedures and verification procedures and coverage on personal lending customers. The development of scoring cards for certain products to assess risk was completed and the decision-making system for personal credit applications was further promoted.

The Bank measures and manages the quality of credit risk bearing assets based on the *Guidance in Loan Credit Risk Classification* issued by the CBRC. As at 30 June 2008, the Group reported non-performing loans of RMB83.786 billion with the non-performing loan ratio standing at 2.58%, a decrease of RMB5.016 billion and 0.54 percentage point respectively from the previous year-end.

Five-category loan classification

Unit: RMB million, except percentages

	As at 30 June 2008		As at 31 December 2007	
	Amount	**Percentage**	Amount	Percentage
Group				
Pass	**3,012,841**	**92.91%**	2,616,768	91.80%
Special-mention	**146,213**	**4.51%**	144,991	5.08%
Substandard	**31,350**	**0.97%**	35,105	1.23%
Doubtful	**40,088**	**1.23%**	40,897	1.43%
Loss	**12,348**	**0.38%**	12,800	0.46%
Total	**3,242,840**	**100.00%**	2,850,561	100.00%
NPLs	**83,786**	**2.58%**	88,802	3.12%
Domestic				
Pass	**2,309,751**	**91.18%**	2,089,139	90.21%
Special-mention	**141,113**	**5.57%**	139,555	6.03%
Substandard	**30,620**	**1.21%**	34,216	1.48%
Doubtful	**39,533**	**1.56%**	40,308	1.74%
Loss	**12,058**	**0.48%**	12,487	0.54%
Total	**2,533,075**	**100.00%**	2,315,705	100.00%
NPLs	**82,211**	**3.25%**	87,011	3.76%

In accordance with IAS 39, loans and advances to customers are considered impaired, and allowances made accordingly, if there is objective evidence of impairment resulting in a measurable decrease in estimated future cash flows from loans and advances. As at 30 June 2008, the Bank identified total impaired loans of RMB87.197 billion with the ratio of impaired loans standing at 2.69%, a decrease of RMB3.12 billion and 0.48 percentage point respectively from the previous year-end.

The Bank focused on controlling borrower concentration risk and was in full compliance with regulatory requirements on borrower concentration.

Main regulatory ratios	**Regulatory criteria**	**30 June 2008**	**31 December 2007**
Proportion of outstanding loans of the largest single borrower (%)	≤10	3.3	3.4
Top ten customers ratio (%)	≤50	17.0	16.1

Note:

1 Proportion of outstanding loans of the largest single borrower = Total outstanding loans to the largest single borrower/net regulatory capital

2 Top ten customers ratio = Total outstanding loans of the top ten borrowers/net regulatory capital

Please refer to Notes II.15 and III.1 to the Interim Financial Information for other details regarding the geographic distribution of loans and the classification of identified impaired loans.

Market Risk

In accordance with the guiding requirement of the CBRC on market risk management, in the first half of 2008, the Bank continued to improve its market risk management by optimising market risk limit structure and revising Value-at-Risk (VaR) measurement methods and related parameters. The measurement scope of the Bank's VaR was expanded to include RMB-denominated products and gold products, and the measurement accuracy was improved further. In addition, the market risk was monitored on a more frequent basis. The risk analysis and early warning processes were enhanced, and the monitoring and reporting of market risk over activities conducted by affiliates were strengthened.

With regard to risk management of debt investment, the Bank formulated operational procedures for assessing impairment of debt securities and formalised procedures to assess risk aspects of impairment. The Bank developed various methods to measure market risk, set up stress testing scenarios, sorted out products in the investment portfolio, and improved securities investment management policies and decision-making procedures.

In terms of measuring the market risk of the trading book, on 1 April 2008, the Bank replaced the Monte Carlo Simulation approach with the Historical Simulation approach and raised the confidence level from 95% to 99% for the purpose of calculating VaR of trading books in the Chinese Mainland, in accordance with Basel II and the *Administrative Measures of Bank of China Limited on VaR of Market Risk*. Please refer to Note III.2 to the Interim Financial Information for detailed information regarding the VaR of the Bank's trading book.

With regard to the management of interest rate risk, the Bank assessed the interest rate risk of the banking books primarily through gap analysis. The Bank closely monitored RMB and foreign currency interest rates and promptly adjusted interest rates for RMB and foreign currency deposits and loans in order to mitigate interest rate risk. Please refer to Note III.2 to the Interim Financial Information for detailed information about the Bank's interest rate risk.

The Bank managed and controlled exchange rate risk through foreign exchange settlement transactions. In the first half of 2008, the Bank's foreign exchange exposure decreased and the exchange rate risk was further lowered. Please refer to Note III.2 to the Interim Financial Information for detailed information about the Bank's exchange rate risk.

Liquidity Risk

The first half of 2008 saw continued going-down in domestic capital markets, a decrease in large-cap A-share issuance, a rapid increase in RMB deposits, and eased cashflow in large amount. The Bank's liquidity was generally stable, with the demand and supply of liquidity remaining broadly in equilibrium.

As at 30 June 2008, the Bank's liquidity position met regulatory requirements, as shown in the table below (liquidity ratio is the primary indicator of the Group's liquidity while loan to deposit ratio, excess reserve ratio and inter-bank ratio are the indicators of liquidity for the Bank's domestic operations.)

Main regulatory ratios (%)		Regulatory standard	As at 30 June 2008	As at 31 December 2007	As at 31 December 2006
Liquidity ratio	RMB	≥25	**44.2**	32.6	37.7
	Foreign Currency	≥25	**64.9**	75.9	64.1
Loan to deposit ratio	RMB & Foreign Currency	≤75	**62.0**	64.0	59.0
Excess reserve ratio	RMB	–	**2.2**	3.1	2.8
	Foreign Currency	–	**22.7**	20.7	25.8
Inter-bank ratio	Inter-bank borrowings ratio	≤4	**0.8**	1.3	0.9
	Inter-bank loans ratio	≤8	**3.6**	0.7	0.7

Note:

1 Liquidity ratio = current assets/current liabilities. Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data for the first half of 2008 and the whole year of 2007 are based on the Chinese Accounting Standards 2006. Data for the year 2006 is not adjusted retrospectively.

2 Loan to deposit ratio = balance of loans/balance of deposits

3 RMB excess reserve ratio = (reserve in excess of the mandatory requirements + cash)/(balance of deposits + remittance payables)

4 Foreign currency excess reserve ratio = (reserve in excess of the mandatory requirements +cash + due from banks and due from overseas branches and subsidiaries)/balance of deposits

5 Inter-bank borrowings ratio = Total RMB inter-bank borrowings from other banks and financial institutions/ total RMB deposits

6 Inter-bank loans ratio = Total RMB inter-bank loans to other banks and financial institutions/total RMB deposits

Internal Control and Operational Risk

The Bank continued to optimise its internal control framework with three lines of defence. The Bank implemented self-review system for the first line of defence and delivered operational risk management training to staff at the first line of defence including the heads of tier-2 branches, urban sub-branches and county branches thus enhancing the risk management capacity of the first line of defence. In respect of the second line of defence, the Bank enhanced its efforts with regard to outlet inspection, training and appraisal. The above delivered satisfactory results. Internal audit, as the third line of defence, continued to refine audit policies and evaluation approach with focus on systematic risks and overall internal control profile. All of the Bank's Key Risk Indicators of internal control were improved. The *Operational Risk Management Policy Framework of Bank of China* was issued. Operational risk management component of the Basel II implementation project has begun and a preliminary bank-wide operational risk management framework has been established.

The Bank further optimised its anti-money laundering (AML) framework by preparing *Customer Classification Rules for Anti-Money Laundering* and *Rules for Sanction List related Business*. To enhance IT support for its AML effort, the Bank continued to build a new AML system in line with its IT Blueprint project and started to upgrade the AML system in its overseas operations. The Bank also released risk warnings on a timely manner, required bank-wide enhancement of AML measures such as customer identity due diligence and regular review of account transactions, and continued to deliver AML training to staff at different levels in order to ensure that the Bank will continue to grow in a healthy, compliance-focused manner.

OLYMPIC SERVICE

As the sole banking partner of the Beijing 2008 Olympic Games, the Bank aimed to achieve an alignment between the success of this milestone sporting event and the Bank's own development.

The Bank strategically set up more than 1,000 outlets serving as ticket sales agents for the Olympic and Paralympic Games, while 37 outlets provided "one-on-one" dedicated financial services for all competition venues. The Bank also set up many temporary outlets and foreign currency exchange stations in the Olympic Village, Media Village, International Broadcasting Centre, Main Press Center, Olympic Family Hotel (Beijing Hotel) in Beijing, and the Athletes Village and public areas of competition venues in Qingdao, as well as the equestrian competition venues in Hong Kong.

The Bank also installed more ATMs ahead of the Games. As at 30 June 2008, the Bank operated more than 13,000 ATMs, of which 1,800 were in Olympic host cities with functions of accepting foreign cards and providing Chinese and English bilingual services. In the Olympic areas in Beijing, Qingdao and Hong Kong, the Bank, together with VISA, installed 26 ATMs with Chinese, English and French trilingual services. The Bank signed up approximately 16,000 merchants and installed up to 30,000 POS terminals in the six Olympic host cities in the Chinese Mainland. The Bank also installed 1,252 POS terminals inside the Olympic zones of Beijing and Qingdao, providing 100% coverage of all Olympic-related venues.

More than 22,000 employees worked for the Bank in the six Olympic host cities in the Chinese Mainland. Around 1,500 employees were accredited as members of the Financial Service Workforce in all host cities including Hong Kong. Outlets of the Bank in the Olympic areas and major tourism resorts had facilities to exchange seventeen currencies, compared to the usual eight. As the first financial institution with multilingual telephone banking services in the Chinese Mainland, the Bank can provide multilingual service including Chinese, English, French, Spanish, Japanese, Korean, Arabian and various Chinese dialects.

The Bank further strengthened its Olympic security arrangements by devising information technological security and emergency plan for electricity, communication and system, to ensure the sound operation of important information systems and prevent an unexpected breakdown and hostile attack during the Games. The Bank also formulated an anti-terrorist and anti-disaster security and emergency plan, an emergent reporting mechanism and personnel rotation mechanism to enhance its ability to quickly and appropriately respond to serious emergencies.

SOCIAL RESPONSIBILITIES

In early 2008, a rare climate disaster of lasting sleet and icy weather inflicted most of Southern China. The Bank took the lead in donating over RMB12 million to the stricken areas, and the employees throughout the Bank also made sizeable private donations. To help the region restore production as soon as possible, the Bank also launched a "Green Finance Channel" to support disaster relief efforts of governments and enterprises in the afflicted areas. The Bank's branches in those areas earned wide social acclaim by ensuring the normal operation of outlets despite various difficulties.

On 12 May 2008, a severe earthquake occurred in Wenchuan, Sichuan Province. In response to this unprecedented disaster, the Bank immediately donated RMB20 million to the affected areas through the Red Cross Society of China and the People's Government of Sichuan Province. As at 30 June 2008, the donations to the quake-hit regions from the Bank and its individual employees amounted to nearly RMB130 million, of which up to RMB72 million was donated by the employees. In addition, a "Green Channel for Global Donations" was opened in all domestic and overseas outlets of the Bank to allow customers to donate via commission-free remittances. Temporary "tent banks" and "mobile banks" were also quickly set up in quake-hit regions to provide all kinds of much-needed financial services to local residents. The Bank also extended credit to Dongfang Electric Corporation, Conch Cement Co., Ltd. and Panzhihua Iron & Steel (Group) Corporation, with the aim of helping the quake-hit regions resume production and launch reconstruction efforts as soon as possible.

The Bank vigorously supports scientific, cultural and sporting activities. The Bank contributed further RMB10 million to the TAN KAH KEE SCIENCE AWARD FOUNDATION, became a strategic partner of the National Center for the Performing Arts, and was the sole sponsor of the China Disabled People's Performing Art Troupe's first-ever public disaster relief tour to the U.K. The Bank worked with the BOCOG and CCTV to hold the Olympic Economy (Beijing) Forum of 2008. The Bank also sponsored the "Olympic Beijing Tour of 56 Young Ethnic Emissaries", an event jointly hosted by the BOCOG and the China Disabled Persons' Federation.

On 28 April 2008, the Bank released its first Corporate Social Responsibility report to the public. The report was prepared in accordance with the G3 Guidelines of the Global Reporting Initiative (GRI), and was verified and certified by authoritative certification organisation Det Norske Veritas (DNV), and was well received by the market and the general public.

OUTLOOK

Since the beginning of 2008, the Chinese economy has maintained rapid and stable growth. However, increasing economic and financial uncertainties will continue to create challenges for the banking industry and put significant pressures on management and operations. In facing new developments, in the second half of 2008, the Bank will strictly implement the State's macro-economic policies and the Group's developing strategy, provide a sound service to the Beijing 2008 Olympic Games, advance infrastructure development and transform operational and growth models, enhance risk management and internal control, and promote the integration of domestic and overseas operations in order to deliver the rapid and sustainable growth required to achieve this year's goals.

Changes in Share Capital and Shareholdings of Substantial Shareholders

DISCLOSURE OF SHAREHOLDING UNDER A-SHARE REGULATION

Changes in Share Capital during the Reporting Period

(Unit: Share)

	1 January 2008		Increase/decrease during the reporting period					30 June 2008	
	Number of shares	Percentage	Issue of new shares	Bonus shares	Shares transferred from the surplus reserve	Others	Sub-total	Number of shares	Percentage
I. Shares subject to selling restrictions	216,287,102,209	85.21%	-	-	-	(1,285,712,000)	(1,285,712,000)	215,001,390,209	84.70%
1. State-owned shares	179,702,746,069	70.79%						179,702,746,069	70.79%
2. Shares held by state-owned legal persons									
3. Shares held by other domestic investors	1,285,712,000	0.51%				(1,285,712,000)	(1,285,712,000)		
Including:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors	35,298,644,140	13.91%						35,298,644,140	13.91%
Including:									
Shares held by foreign legal persons									
Shares held by foreign natural persons									
II. Shares not subject to selling restrictions	37,552,059,800	14.79%	-	-	-	1,285,712,000	1,285,712,000	38,837,771,800	15.30%
1. RMB-denominated ordinary shares	5,207,794,000	2.05%				1,285,712,000	1,285,712,000	6,493,506,000	2.56%
2. Domestically listed foreign shares									
3. Overseas listed foreign shares	32,344,265,800	12.74%						32,344,265,800	12.74%
4. Others									
III. Total	253,839,162,009	100.00%	-	-	-	-	-	253,839,162,009	100.00%

Notes:

1. As of 30 June 2008, the Bank had issued a total of 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

2. State-owned shares include the A Shares held by the Central SAFE Investments Limited and the H Shares held by the National Council for Social Security Fund PRC. Shares held by foreign investors include the H Shares held by the strategic investors of the Bank, including The Royal Bank of Scotland Group plc, Temasek Holdings (Private) Limited, UBS AG and Asian Development Bank.

3. 1,285,712,000 A Shares with a lock-up period of 18 months which had been placed to strategic investors during the A-Share IPO were unfrozen on 5 January 2008 and made tradable on the stock exchange on 7 January 2008 (5 and 6 of January 2008 were non-trading days). Thereafter, 171,325,404,740 A Shares of the Bank are subject to selling restrictions and 6,493,506,000 A Shares of the Bank are not subject to selling restrictions.

4. Shares subject to selling restrictions refer to shares held by shareholders who are subject to restrictions on selling in accordance with laws, regulations and rules or commitments.

Trading Schedule of Shares Subject to Selling Restrictions

(Unit: Share)

Date	Number of new shares allowed to be tradable at the maturity of lock-up period	Remaining shares subject to selling restrictions	Remaining shares not subject to selling restrictions	Remarks
30 December 2008	14,355,907,904	200,645,482,305	53,193,679,704	H Shares held by Temasek Holdings (Private) Limited, UBS AG, and Asian Development Bank
31 December 2008	20,942,736,236	179,702,746,069	74,136,415,940	H Shares held by The Royal Bank of Scotland Group plc
13 March 2009	8,377,341,329	171,325,404,740	82,513,757,269	H Shares held by National Council for Social Security Fund PRC
5 July 2009	171,325,404,740	–	253,839,162,009	A Shares held by Central SAFE Investments Limited

Note: Central SAFE Investments Limited ("Huijin") undertook that, within three years of the Bank's A-Share listing, it would not transfer the A Shares of the Bank directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Bank to repurchase such shares, with the exception of those allowed to be converted into H Shares following approval of the China Securities Regulatory Commission and other authorised securities approval authorities of the State Council. Any withdrawal of Huijin's shares that are deposited with the China Securities Depository and Clearing Corporation Limited and re-registration of such shares as H Shares would not affect any pre-existing restrictions on the sale or transfer applicable to Huijin's shares.

Number of Shares Subject to Selling Restrictions Held by Shareholders and the Selling Restrictions as of 30 June 2008

(Unit: Share)

No.	Name of shareholder	Type of shares	Number of shares subject to selling restrictions	Time when tradable	Number of new shares available for trading	Selling restrictions
1	Central SAFE Investments Limited	A	171,325,404,740	5 July 2009	171,325,404,740	Company Commitment
2	RBS China Investments S.à.r.l. (The Royal Bank of Scotland Group plc holds H Shares of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	H	20,942,736,236	31 December 2008	20,942,736,236	Lock-up period
3	Fullerton Financial Holdings Pte. Ltd. (Temasek Holdings (Private) Limited holds H Shares of the Bank through its wholly-owned subsidiary, Fullerton Financial Holdings Pte. Ltd.)	H	10,471,368,118	30 December 2008	10,471,368,118	Lock-up period
4	National Council for Social Security Fund PRC	H	8,377,341,329	13 March 2009	8,377,341,329	Lock-up period
5	UBS AG	H	3,377,860,684	30 December 2008	3,377,860,684	Lock-up period
6	Asian Development Bank	H	506,679,102	30 December 2008	506,679,102	Lock-up period

Number of Shareholders and Shareholdings

Number of shareholders: 1,700,276 (including 1,429,963 A-Share holders and 270,313 H-Share holders)

Top ten shareholders as of 30 June 2008 (Unit: Share)

No.	Names of shareholders	Type of shareholder	Type of shares	Percentage in total share capital	Number of shares held	Number of shares subject to selling restrictions	Number of shares pledged or frozen
1	Central SAFE Investments Limited	State	A	67.49%	171,325,404,740	171,325,404,740	None
2	HKSCC Nominees Limited	Foreign legal person	H	12.29%	31,208,159,724	–	Unknown
3	RBS China Investments S.à.r.l. (The Royal Bank of Scotland Group plc holds H Shares of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	Foreign legal person	H	8.25%	20,942,736,236	20,942,736,236	Unknown
4	Fullerton Financial Holdings Pte. Ltd. (Temasek Holdings (Private) Limited holds H Shares of the Bank through its wholly-owned subsidiary, Fullerton Financial Holdings Pte. Ltd.)	Foreign legal person	H	4.13%	10,471,368,118	10,471,368,118	Unknown
5	National Council for Social Security Fund PRC	State	H	3.30%	8,377,341,329	8,377,341,329	Unknown
6	UBS AG	Foreign legal person	H	1.33%	3,377,860,684	3,377,860,684	Unknown

No.	Names of shareholders	Type of shareholder	Type of shares	Percentage in total share capital	Number of shares held	Number of shares subject to selling restrictions	Number of shares pledged or frozen
7	Asian Development Bank	Foreign legal person	H	0.20%	506,679,102	506,679,102	Unknown
8	The Bank of Tokyo – Mitsubishi UFJ Ltd.	Foreign legal person	H	0.19%	473,052,000	–	Unknown
9	China Life Insurance Company Limited – traditional – ordinary insurance products – 005L-CT001Shanghai	State-owned legal person	A	0.04%	106,546,300	-	None
10	China Life Insurance (Group) Company – traditional – ordinary insurance products	State-owned legal person	A	0.04%	97,402,000	-	None

The number of shares of the Bank held by Central SAFE Investments Limited and RBS China Investments S.à.r.l. did not change during the reporting period.

The number of shares held by H-Share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank.

China Life Insurance Company Limited is a subsidiary of China Life Insurance (Group) Company. Save for that, the Bank is not aware of the existence of connected relations or concerted actions among the afore-mentioned shareholders.

Top Ten Shareholders of Shares not Subject to Selling Restrictions as of 30 June 2008

(Unit: Share)

No.	Name of shareholder	Number of shares not subject to selling restrictions	Types of shares
1	HKSCC Nominees Limited	31,208,159,724	H
2	The Bank of Tokyo-Mitsubishi UFJ Ltd.	473,052,000	H
3	China Life Insurance Company Limited – traditional – ordinary insurance products – 005L – CT001Shanghai	106,546,300	A
4	China Life Insurance (Group) Company – traditional – ordinary insurance products	97,402,000	A
5	Shenhua Group Corporation Limited	90,909,000	A
5	China Reinsurance (Group) Company – Group level – fund owned by the Group – 007G – ZY001Shanghai	90,909,000	A
5	Aluminum Corporation of China	90,909,000	A
5	China Southern Power Grid Co., Ltd.	90,909,000	A
9	SSE 50 Trading Open-end Index Securities Investment Fund	87,473,728	A
10	China National Aviation Holding Company	73,432,337	A

The number of shares held by H-share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank as of 30 June 2008.

China Life Insurance Company Limited is a subsidiary of China Life Insurance (Group) Company. Save for that, the Bank is not aware of the existence of connected relations or concerted actions among the afore-mentioned shareholders.

DISCLOSURE OF SHAREHOLDING UNDER H-SHARE REGULATION

Substantial Shareholder Interests

The register maintained by the Bank pursuant to section 336 of the Securities and Futures Ordinance, Hong Kong, (the "SFO") recorded that, as of 30 June 2008, the following corporations were substantial shareholders (as defined in the SFO) having the following interests in the Bank:

Name of shareholder	Number of shares held/ Number of underlying shares	Type of shares	Percentage in total issued A Shares	Percentage in total issued H Shares	Percentage in total issued share capital	Capacity
Central SAFE Investments Limited	171,325,404,740	A	96.35%	-	67.49%	Beneficial owner
The Royal Bank of Scotland Group plc[1]	21,603,025,779	H	-	28.42%	8.51%	Attributable interest
	604,122,652(S)[2]			0.79%	0.24%	
National Council for Social Security Fund PRC	11,317,729,129	H	-	14.89%	4.46%	Beneficial owner
Temasek Holdings (Private) Limited[3]	10,481,591,118	H	-	13.79%	4.13%	Attributable interest
UBS AG	5,618,766,458[4]	H	-	7.39%	2.21%	Attributable interest, beneficial owner, and person having a security interest in shares
	984,898,983(S)[5]			1.30%	0.39%	

Notes:

1. The Royal Bank of Scotland Group plc ("RBS Group") holds the entire issued share capital of RBS CI Limited ("RBS CI"), which in turn holds 51.61% of the issued share capital of RBS China Investments S.à.r.l. ("RBS China"). Accordingly, RBS Group and RBS CI are deemed to have the same interests in the Bank as RBS China under the SFO. RBS China holds 20,942,736,236 H Shares of the Bank. Meanwhile, RBS Group also holds a long position in 660,289,543 H Shares of the Bank and a short position in 604,122,652 H Shares through other corporations controlled by it.

2. "S" denotes short positions.

3. Temasek Holdings (Private) Limited ("Temasek") holds the entire issued share capital of Fullerton Management Pte. Ltd. ("Fullerton Management"), which in turn holds the entire issued share capital of Fullerton Financial Holdings Pte. Ltd. ("Fullerton Financial"). Accordingly, Temasek and Fullerton Management are deemed to have the same interests in the Bank as Fullerton Financial under the SFO. Fullerton Financial holds 10,471,575,118 H Shares of the Bank. Meanwhile, Temasek also has an interest in 10,016,000 H Shares of the Bank through other corporations controlled by it.

4. UBS AG (a) is the beneficial owner of a long position in 5,447,902,459 H Shares of the Bank and (b) holds a long position in 170,863,999 H Shares of the Bank through corporations controlled by it. These interests include:

   (i) 41,373,000 underlying shares from physically-settled derivatives listed or traded on a stock exchange or traded on a futures exchange;

   (ii) 13,851,000 underlying shares from cash-settled derivatives listed or traded on a stock exchange or traded on a futures exchange; and

   (iii) 1,256,088,000 underlying shares from physically-settled unlisted derivatives.

5. UBS AG (a) is the beneficial owner of a short position in 760,111,889 H Shares of the Bank, (b) holds a short position in 47,192,095 H Shares in its capacity as a person having a security interest in those H Shares and (c) holds a short position in 177,594,999 H Shares of the Bank through corporations controlled by it. These interests include:

   (i) 94,294,000 underlying shares from physically-settled derivatives listed or traded on a stock exchange or traded on a futures exchange;

   (ii) 107,657,000 underlying shares from cash-settled derivatives listed or traded on a stock exchange or traded on a futures exchange;

   (iii) 436,656,889 underlying shares from physically-settled unlisted derivatives; and

   (iv) 36,000,000 underlying shares from cash-settled unlisted derivatives.

All the interests stated above represented long positions except where stated otherwise. Save as disclosed above, as of 30 June 2008, no other interests or short positions were recorded in the register maintained by the Bank under section 336 of the SFO.

Directors, Supervisors, Senior Management and Staff

DIRECTORS, SUPERVISIONS AND SENIOR MANAGEMENT

Honorary Director[1]

Name	Position
CHEN Muhua	Honorary Chairperson

Board of Directors

Name	Position	Name	Position
XIAO Gang	Chairman	WANG Gang	Non-Executive Director
LI Lihui	Vice Chairman and President	LIN Yongze[3]	Non-Executive Director
LI Zaohang	Executive Director and Executive Vice President	Frederick Anderson GOODWIN	Non-Executive Director
ZHOU Zaiqun[2]	Executive Director and Executive Vice President	SEAH Lim Huat Peter	Non-Executive Director
ZHANG Jinghua	Non-Executive Director	Anthony Francis NEOH	Independent Non-Executive Director
HONG Zhihua	Non-Executive Director	Alberto TOGNI	Independent Non-Executive Director
HUANG Haibo	Non-Executive Director	HUANG Shizhong	Independent Non-Executive Director
CAI Haoyi	Non-Executive Director	HUANG Danhan	Independent Non-Executive Director

Notes:

1. Under PRC law, an honorary director is not a member of the Board of Directors and does not have the power or right to vote on matters considered by the Board of Directors of the Bank.

2. Elected by the Extraordinary General Meeting of 2007 and approved by the China Banking Regulatory Commission, Mr. Zhou Zaiqun commenced serving as executive director of the Bank on 3 February 2008.

3. Elected by the 2006 Annual General Meeting and approved by the China Banking Regulatory Commission, Mr. Lin Yongze commenced serving as non-executive director of the Bank on 22 January 2008.

4. Mr. Patrick de Saint-Aignan ceased to serve as independent non-executive director of the Bank on 14 January 2008.

5. During the reporting period, none of the aforesaid directors held any share of the Bank.

Board of Supervisors

Name	Position	Name	Position
LIU Ziqiang	Chairman of Board of Supervisors	LI Chunyu	Employee Supervisor
WANG Xueqiang	Full-time Supervisor	JIANG Kuiwei[1]	Employee Supervisor
LIU Wanming	Full-time Supervisor		

Notes:

1. Elected by the Employee Delegates' Meeting of the Bank, Mr. Jiang Kuiwei commenced serving as employee supervisor of the Bank on 6 May 2008. Mr. Liu Dun ceased to serve as employee supervisor of the Bank on 6 May 2008.

2. During the reporting period, none of the aforesaid supervisors held any share of the Bank.

Senior Management

Name	Position	Name	Position
LI Lihui	President	WANG Yongli	Executive Vice President
LI Zaohang	Executive Vice President	CHEN Siqing[1]	Executive Vice President
ZHOU Zaiqun	Executive Vice President	CHIM Wai Kin	Chief Credit Officer
ZHANG Yanling	Executive Vice President	NG Peng Khian	Chief Audit Officer
ZHANG Lin	Secretary of Party Discipline Committee	ZHANG Bingxun[2]	Secretary to the Board of Directors
ZHU Min	Executive Vice President		

Notes:

1. Approved by the Board of Directors, Mr. Chen Siqing commenced serving as executive vice president of the bank on 19 June 2008.

2. Mr. Jason Chi Wai Yeung resigned as secretary to the Board of Directors on 16 April 2008. Mr. Zhang Bingxun commenced serving as secretary to the Board of Directors on 24 May 2008.

3. During the reporting period, none of the aforesaid senior management personnel held any share of the Bank.

ORGANISATIONAL INFORMATION, HUMAN RESOURCES MANAGEMENT AND DEVELOPMENT

Organisational Information

Organisation Profile

By the end of June 2008, the Bank had a total of 10,749 domestic and overseas branches and outlets, a reduction of 85 from the beginning of 2008. The network includes 37 tier-one branches, 283 tier-two branches, 9,703 outlets and 1 subsidiary in the Chinese Mainland and 724 branches, subsidiaries and representative offices in Hong Kong, Macau and overseas countries and regions.

Process Reengineering and Organisational Restructuring

In the first half of 2008, the Bank furthered its process reengineering and organisational restructuring efforts by issuing a general policy of business architecture and process integration; articles of association for the Group Executive Committee, the Corporate Banking Committee, the Personal Banking Committee, the Financial Markets Committee and the Operation Service Committee; and clarifying the work scope, reporting line and duties and responsibilities of the Global Head of Corporate Banking, Global Head of Personal Banking and Chief Operating Officer. The Bank also improved its wealth management framework, and standardised the management of outlet networks in cities where the tier-one branches are based in order to enhance the centralised business operation.

Human Resources Management and Development

Staff Profile

As of the end of June 2008, the Bank had 239,712 employees (including 53,866 external contractual staff in domestic institutions), 2,333 more than at the beginning of the year. Among them, 24,235 were locally recruited staff in overseas branches and subsidiaries, 2,190 more than at the beginning of the year.

Human Resources Management

In the first half of 2008, the Bank continued the deep reform of its human resources management. The Bank standardised position designation and management regulations, and built up a dynamic mechanism in formulating position numbers. Moreover, the Bank built a specialised technical talents pool and expanded the career path options available to its employees. The staff cost management mechanism of domestic branches and the remuneration management mechanism were further improved. The Bank also improved its performance management system; utilised the differentiated Management by Objectives and Benchmarking Mechanism for its branches, enhanced the matrix system of performance management with regard to units, lines and senior management, and implemented a "simple, clear, direct and effective" performance management system for staff in the marketing and trading departments as well as frontline tellers.

Human Resources Training and Development

In the first half of 2008, 62,067 class participants took part in 1,512 training sessions lasting more than two days. In line with the needs of strategy execution, business development and building of a core talents pool, the Bank held leadership sessions for management, qualification sessions for specialised technical staff and initiation training for newly-hired frontline staff members. Relevant training management measures and processes were improved with a focus on refinement and specialisation.

Corporate Governance

During the reporting period, the Bank adopted the Work Rules of Independent Directors of Bank of China Limited to standardise and clarify the responsibilities of independent directors, emphasise the importance of their role in corporate governance and protect the interests of the Bank and its shareholders. Also, the Bank elected or re-elected the directors and supervisors, and appointed a secretary to the Board of Directors and a company secretary.

During the reporting period, the Beijing Bureau of the China Securities Regulatory Commission ("CSRC") issued its Guidelines for Improving the Quality of the Listed Companies within the Jurisdiction of CSRC Beijing Bureau, in response to which the Board of Directors reviewed the Bank's current corporate governance practices and drew up a comprehensive plan to further strengthen and improve the corporate governance of the Bank.

The China Banking Regulatory Commission ("CBRC") issued its Circular on the On-site Inspection of Bank of China in 2007, which acknowledged the Bank's efforts and achievements in improving corporate governance, promoting the strategic transformation of its business, enhancing its risk control mechanism and strengthening its internal control. The CBRC also issued guidelines based on these results. With tremendous attention paid to the CBRC guidelines, the Board of Directors guided and urged the management to conduct an internal inspection promptly. Corrective measures were formulated in respect of policies and procedures with priority placed on the control of key risks.

Following the best practices of leading international banks, the Bank will continue to improve its mechanisms, refine its corporate governance structure and enhance the quality of its corporate governance under the supervision and guidance of the regulators.

SHAREHOLDERS AND SHAREHOLDERS' MEETING

During the reporting period, the Bank held the 2007 Annual General Meeting concurrently in Beijing and Hong Kong through video-connection. The meeting was convened and held in strict compliance with the listing rules of both Hong Kong and domestic markets. The voting shares held by the A-Share and H-Share holders as well as their authorised proxies present at the meeting accounted for 88.1822% of the total shares of the Bank. All the directors, supervisors and certain senior management personnel were present at the meeting and responded to the inquiries of the shareholders. At the Annual General Meeting, 12 proposals were reviewed and approved, including the annual report, the profit distribution plan, the re-election of directors, and the issuance of RMB denominated bonds in Hong Kong for an amount not exceeding RMB7 billion. Shareholders in both the Chinese Mainland and Hong Kong were encouraged to participate in the shareholders' meeting and fully exercise their rights as owners of the Bank. To facilitate shareholder attendance and allow for effective communication with the Board of Directors and management, the meeting was held in both Hong Kong and Beijing by means of videoconference, a positive move adopted by the Bank to further enhance its corporate governance.

DIRECTORS AND THE BOARD OF DIRECTORS

During the reporting period, Mr. Patrick de Saint-Aignan ceased to serve as independent non-executive director of the Bank on 14 January 2008. As reviewed and approved by the shareholders' meetings and ratified by the CBRC, Mr. Lin Yongze started serving as non-executive director of the Bank on 22 January 2008, and Mr. Zhou Zaiqun started serving as executive director of the Bank on 3 February 2008, both for a term of three years until the date of the Bank's 2010 Annual General Meeting.

As reviewed and approved by the 2007 Annual General Meeting, Sir Frederick Anderson Goodwin, whose current term of office will expire in January 2009, was re-elected as non-executive director. He will serve another term of three years upon the expiry of his current term of office.

During the reporting period, the Board of Directors held three meetings and adopted five written resolutions through telephone communication. The meetings reviewed the proposals concerning the 2007 annual report, the 2007 profit distribution plan, the first quarter report of 2008, market risk limits, the nomination and appointment of directors, the Work Rules of Independent Directors of Bank of China Limited, the Basel II implementation plan and the appointment of an executive vice president. The Board meetings also debriefed the external auditors' recommendations on internal control within the Bank and feedback from the management, the 2007 annual on-site inspection by the CBRC and the Bank's rectification plan.

There are five special committees reporting directly to the Board of Directors, namely the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel and Remuneration Committee, and Connected Transactions Control Committee. The work performance of each special committee during the reporting period is as follows:

Committee	Work Performance
Strategic Development Committee	The committee held two meetings, in which it mainly reviewed the 2007 profit distribution plan, the report on capital injection to BOCG Investment and the dates and agenda items for the committee's meetings in 2009.

Committee	Work Performance
Audit Committee	The committee held three formal meetings and four communication meetings, in which it mainly reviewed the 2007 financial report and profit distribution plan, the first quarter report of 2008, the management report on corrective measures taken in response to the suggestions of the external auditors, the 2007 self-evaluation report on internal control and the work report of internal audit for January to May. The committee also held joint sessions with the Risk Policy Committee to review the comprehensive report on subprime mortgage-related securities investment of the Bank, the report on corrective measures taken in response to the CBRC's findings in its inspection on the Bank in 2007 and the report on the rectification of issues identified in the internal audit on market risk. The committee also reviewed and approved the Policies of Selection, Rotation and Dismissal of External Auditors of Bank of China Limited.
Risk Policy Committee	The committee held two meetings, in which it mainly reviewed proposals related to the Basel II Implementation Plan of Bank of China, the 2008 Application of Market Risk Limit (Level A) of Bank of China, Policy of Valuation and Price Verification of Financial Instruments (Treasury Products) (2007 edition, trial) of Bank of China Limited, the Operational Risk Management Policy Framework of Bank of China (revised), and the Guidance on Liquidity Portfolio for the Treasury of Bank of China (2008). It also reviewed a proposal for clarifying the responsibilities and authority of the Board of Directors and senior management in the impaired loan write-off process.
Personnel and Remuneration Committee	The committee held three meetings and adopted two written resolutions through telephone communication. At the meetings, it mainly reviewed proposals related to the nomination and appointment of directors, executive vice president, secretary to the Board of Directors and company secretary; remuneration adjustment scheme for non-executive directors; 2007 performance appraisal results and the bonus distribution plan for senior management personnel, and performance targets for the management, the senior management personnel and the Chairman of the Board of Directors for 2008.

Committee	Work Performance
Connected Transactions Control Committee	The committee held three meetings, in which it mainly reviewed the statement of funds provided to major shareholders and related parties in 2007, the statement of continuing connected transactions of the Bank in 2007, continuing connected transactions between the Bank and BOCHK Group and the related annual caps, the report on the internal caps of continuing connected transactions, and the report on connected transaction issues in relation to the extension of a subordinated loan to Bank of China (Hong Kong) Limited.

In the first half of 2008, the Risk Policy Committee made further improvements to the Bank's risk governance mechanism. It reviewed and approved the Basel II implementation plan of Bank of China as required by the CBRC; the 2008 application of market risk limits (Level A) of Bank of China, and the valuation management measures of Bank of China in light of market conditions and actual practices. The committee continued to provide guidance to the management by identifying the key risk management tasks for 2008 and overseeing the implementation of these tasks. Furthermore, it intensified the monitoring of concentration risk in the credit and treasury businesses, industry risk, and the credit risk of large-size lending projects. The committee also made requirements and suggestions regarding asset classification and risk warning.

SUPERVISORS AND THE BOARD OF SUPERVISORS

As elected by the Employee Delegates' Meeting, Mr. Jiang Kuiwei commenced serving as employee supervisor of the Bank as of 6 May 2008; Mr. Li Chunyu was re-elected employee supervisor of the Bank and Mr. Liu Dun ceased to serve as employee supervisor of the Bank. Mr. Li Chunyu and Mr. Jiang Kuiwei will serve a term of three years until the date of the 2011 Employee Delegates' Meeting. The Board of Supervisors consists of five supervisors, including three shareholder supervisors (including Chairman of the Board of Supervisors) and two employee supervisors.

The Board of Supervisors examines and supervises the Bank's operational and financial activities through regular meetings, examination on relevant documents, and debriefing on management work reports and reports on specific issues. During the reporting period, the Annual General Meeting approved the work report of the Board of Supervisors of 2007.

SENIOR MANAGEMENT

In the first half of 2008, the Senior Management of the Bank, acting in accordance with the powers bestowed on them by the Articles of Association of the Bank and the rights delegated to them by the Board of Directors, diligently drove the swift and sound development of the Bank's various businesses in line with the performance goals set by the Board of Directors for 2008, responding with composure to various uncertainties in the operating environment and actively overcoming the adverse effects of huge natural disasters such as the Sichuan earthquake.

During the reporting period, the Senior Management of the Bank formulated charters for the Executive Committee and the management and decision-making committees; clearly defined the powers and reporting relations of the Global Head of Corporate Banking, Global Head of Personal Banking and Chief Operating Officer, and developed an implementation scheme for the organisational integration of the corporate banking, personal banking and operations service lines. The Securities Investment & Management Committee was established under the Group Executive Committee, responsible for making and reviewing decisions related to the Bank's securities investment businesses.

During the reporting period, the Senior Management of the Bank held six meetings of the Executive Committee in which it considered the 2007 performance appraisal results for tier-1 branches, the implementation plan for the establishment of the Private Banking Department and the Wealth Management Centre, the plan for improving fixed asset management regulations, matters related to the Phase II Information Centre (Shanghai) programme, the share capital injection in overseas branches including BOCG Investment and others, strategic cooperation with the National Centre for Performing Arts, and proposals for the Bank's internal awards for the most innovated products of 2007. In addition, a number of special meetings were held to study and deliberate upon emerging operational and management issues.

The Corporate Banking Committee, the Personal Banking Committee, the Financial Markets Committee, the Operation Service Committee and the Securities Investment & Management Committee were established under the auspices of the Senior Management of the Bank. During the reporting period, all of the management and decision-making committees diligently fulfilled their duties and responsibilities as per the power specified in the committee charters and the rights delegated by the Group Executive Committee, thus aiding the sound development of the Bank's businesses.

INVESTOR RELATIONS AND INFORMATION DISCLOSURE

The Board of Directors and Senior Management of the Bank attach great importance to investor relations and are committed to ensuring timely, fair, accurate, truthful and comprehensive information disclosure. The Bank aims to promote awareness and understanding of its investment proposition among the investment community through full and open communication with investors. The Board and Senior Management keep close contact with the market and are always available to interact with investors. In the first half of 2008, the Bank published its 2007 annual report, and the careful design of which received a gold award in the annual report competition organised by the League of American Communications Professionals. While full and detailed in its disclosure, the annual report was also concise in length and the number of printed copies was reduced for consciousness of the environment. After the 2007 annual results presentation conference, the management took part in a global road-show in 15 cities in the Chinese Mainland, Hong Kong, Singapore, Europe, the U.S. and Canada, featuring one-on-one or group meetings to brief investors on the Bank's progress. All investors responded with great interest. In addition, the Bank enhanced its communications with investors through regular investor conferences and investor visits. During the reporting period, the Senior Management of the Bank held 166 meetings with domestic and overseas institutional investors and analysts, an increase of 41% from the same period of last year, which delivered good results. The Bank also continued to update and improve the Investor Relations webpage and enhance day-to-day communication with investors through various means and channels, such as live online broadcasts, email and telephone hotlines.

Significant Events

PROFIT DISTRIBUTION DURING THE REPORTING PERIOD

The 2007 Annual General Meeting approved the Bank's appropriation of RMB4.626 billion as statutory surplus reserve and its overseas operations' appropriation of RMB14 million as statutory reserve and regulatory reserve according to local regulatory requirements. RMB10.626 billion was appropriated as general reserve. No discretionary reserve was set aside. The Bank distributed a dividend of RMB0.10 (including tax) per share, amounting to approximately RMB25.384 billion. The dividend distribution was implemented in July 2008. The Bank will not distribute an interim dividend for the period ended 30 June 2008 or propose any capitalisation of capital reserve to share capital.

CORPORATE GOVERNANCE

For details about the corporate governance of the Bank, please refer to the section on Corporate Governance contained in this report.

PURCHASE AND SALE, MERGER AND ACQUISITION OF ASSETS

During the reporting period, the Bank undertook no material purchase, sale, merger or acquisition of assets.

MATERIAL LITIGATION AND ARBITRATION CASES

The Bank was involved in certain litigation and arbitration cases in the course of its regular business. After consulting legal professionals, the management holds that none of the litigation and arbitration cases will have significant adverse impact on the operating results or financial position of the Bank.

SIGNIFICANT RELATED PARTY TRANSACTIONS

The Bank undertook no discloseable significant related party transactions during the reporting period. The Bank undertook related party transactions with its related parties on ordinary commercial terms. For related party transactions as defined by the relevant accounting standards by the end of the reporting period, please refer to Note II. 30 to the Interim Financial Information for details.

MAJOR CONTRACTS AND THE PERFORMANCE THEREOF

- **Material Custody, Sub-contracts and Leases**

  During the reporting period, the Bank did not transact, take custody of, sub-contract or lease any material business assets from other companies, or allow its material business assets to be subject to such arrangements.

- **Material Guarantee Business**

  As approved by the PBOC and CBRC, the guarantee business is an off-balance-sheet item in the ordinary course of the Bank's business. The Bank operates the guarantee business in a prudent manner and has formulated specific management measures, operational processes and approval procedures in accordance with the risks of guarantee business and carried out this business accordingly. During the reporting period, save as disclosed, the Bank did not enter into any material guarantee business.

- **Material Cash Assets of the Bank Entrusted to Others for Management**

  During the reporting period, no material cash assets of the Bank were entrusted to others for management.

UNDERTAKINGS

During the reporting period, to the best of the Bank's knowledge, there was no breach of material undertakings by the Bank or its shareholders holding shares of more than 5% (including 5%) of the Bank.

DISCIPLINARY ACTION REGARDING THE BANK AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT PERSONNEL

During the reporting period, neither the Bank nor its directors, supervisors or senior management personnel were investigated, disciplined or reprimanded by the CSRC or publicly reprimanded by the stock exchanges. No other regulatory administration imposed any punity on the Bank that had a material impact on the Bank's operations.

INVESTMENT SECURITIES

The Group held securities issued by other listed companies during its regular course of business.

No.	Stock code	Company name	Stock held at period end (unit: share)	Initial investment cost (unit: RMB)	Carrying value at period end (unit: RMB)	Carrying value at period beginning (unit: RMB)	Accounting classification
1	23 HK	Bank of East Asia	77,495,170	3,504,357,409	2,885,464,459	3,634,935,747	Available for sale equity security
2	600591 CH	Shanghai Airlines	143,886,600	87,529,682	841,895,227	2,359,800,811	Available for sale equity security
3	MA	MasterCard Inc.	346,971	-	631,887,071	512,149,796	Available for sale equity security, trading equity security
4	V	VISA Inc.	911,880	-	508,464,497	407,465,099	Available for sale equity security
5	1088 HK	China Shenhua Co.	16,732,500	156,438,070	448,692,027	596,325,423	Available for sale equity security
6	1398 HK	ICBC	93,540,000	265,637,648	438,340,943	449,116,231	Available for sale equity security
7	8002 HK	Phoenix TV	412,000,000	342,669,550	409,320,352	601,302,464	Available for sale equity security
8	1186 HK	China Railway Construction	36,416,000	346,038,129	348,985,955	-	Available for sale equity security
9	3983 HK	China Bluechemical Ltd.	61,988,000	104,581,414	294,299,188	288,394,797	Available for sale equity security
10	000527 CH	GD Midea Electric Appliances	22,568,940	368,300,844	269,628,302	469,083,482	Trading equity security
Total	-	-	-	5,175,552,746	7,076,978,021	9,318,573,850	-

Notes:

1. Investment securities listed in this table include the Group's holding of stocks, warrants, and convertible bonds issued by other listed companies, open-ended funds and close-ended funds, that are classified as financial assets available for sale and trading financial assets as of 30 June 2008.

2. The table lists the top ten investment securities held by the Group in descending order at their carrying value at 30 June 2008.

3. The Group was allocated certain shares of MasterCard Inc. and VISA Inc. in conjunction with their initial public offering arrangements. Initial investment consideration was nil.

4. Carrying value at period beginning reflects the Bank's securities investment as of the end of 2007.

THE GROUP'S EQUITY INVESTMENT IN UNLISTED FINANCIAL COMPANIES AND COMPANIES WITH INTENTION TO OBTAIN LISTING

Company name	Initial investment cost (unit: RMB)	Equities held (unit: share)	Proportion of total share	Carrying value at period end (unit: RMB)
China UnionPay Co., Ltd.	146,250,000	112,500,000	4.64%	281,250,000
Dongfeng Peugeot Citroen Auto Finance Co., Ltd.	211,214,145	–	50%	257,148,254
JCC Financial Co., Ltd.	51,278,804	–	20%	61,799,680
Hunan Hualing Financial Co., Ltd.	25,558,013	–	10%	26,661,358
CJM Insurance Brokers Ltd.	659,400	2,000,000	22%	3,732,681
Debt Management Company Ltd.	14,595	1,660	11%	14,595
Total	**434,974,957**	**–**	**–**	**630,606,568**

Notes:

1. Financial companies include commercial banks, securities firms, insurance companies, trust companies and futures companies etc.

2. This table is in the descending order of carrying value at period end. Carrying value is after the deduction of impairment allowance.

3. Only holdings of around 5% or more are listed.

4. The Group held no equity in companies with intention to obtain listing during the reporting period.

EXTENSION OF LOCK-UP HOLDING COMMITMENT BY SHAREHOLDERS HOLDING SHARES OF MORE THAN 5% OF THE BANK IN 2008

Not applicable.

ALTERATION OF BUSINESS PLAN

During the reporting period, the Bank made no alteration to its business plan.

ALERT OF AND EXPLANATIONS FOR PREDICTED LOSS IN NET PROFIT FOR THE PERIOD FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD OR SUBSTANTIAL CHANGE COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR

Not applicable.

USE OF RAISED FUNDS

All proceeds from the domestic and overseas offerings in 2006 have been used to strengthen the Bank's capital base.

The Bank issued RMB60 billion of RMB-denominated subordinated bonds in 2004 and 2005 in order to mitigate liquidity risk, optimise the maturity structure of assets and liabilities and improve the capital adequacy level.

PURCHASE, SALE OR REDEMPTION OF THE BANK'S SHARES

The Bank's overseas subsidiaries held certain listed shares of the Bank in relation to its derivatives and arbitrage business. These shares were treated as treasury stock and were recorded as a deduction from equity holders' equity. Gains and losses on sale or redemption of the treasure shares are credited or charged to reserves. As of 30 June 2008, the total number of the Bank's treasury shares were approximately 3.57 million. Please refer to the Condensed Consolidated Financial Statements for the treasury stock held by the Bank at the end of the reporting period.

IMPLEMENTATION OF STOCK INCENTIVE PLAN DURING THE REPORTING PERIOD

The Bank approved a long-term incentive policy, including the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan, at the Board of Directors' Meeting and the Extraordinary Shareholders' Meeting held in November 2005. To date, the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan have not been implemented.

THE AUDIT COMMITTEE

The Audit Committee of the Bank is composed of non-executive directors only, including three non-executive directors and four independent non-executive directors. Mr. Huang Shizhong, an independent non-executive director, is the Chairman. Ms. Huang Haibo, Mr. Wang Gang, Mr. Seah Peter Lim Huat, Mr. Anthony Francis Neoh, Mr. Alberto Togni and Ms. Huang Danhan are members of the Committee. Based on the principle of independence, the Committee assists the Board of Directors in supervising the Group's financial reporting, internal control, and internal and external audit.

The Audit Committee of the Bank has reviewed the interim results of the Bank. The Bank's external auditors have conducted a review of the interim financial statements in accordance with the International Standards on Review Engagements No.2410. The Audit Committee has discussed matters relating to the accounting standards and practices adopted by the financial statements, internal control and financial reporting.

APPOINTMENT OR TERMINATION OF EXTERNAL AUDITORS

The Bank has appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Hong Kong as its domestic and international external auditors respectively.

DIRECTORS AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES

On 5 July 2002, BOCHK (BVI), which directly holds a controlling stake in BOCHK Holdings, granted options to the following directors according to the Pre-listing Share Option Scheme. Directors can use the options to purchase the existing issued shares of BOCHK Holdings from BOCHK (BVI) at an exercise price of HKD8.50 per share. BOCHK Holdings is a subsidiary of the Bank and is listed on The Stock Exchange of Hong Kong Limited (Hong Kong Stock Exchange). These options have a vesting period of four years starting 25 July 2002, with a valid exercise period of 10 years.

The following table shows the outstanding options granted to the directors according to the aforesaid Pre-listing Share Option Scheme as of 30 June 2008:

Name	Grant date	Exercise price per share (HKD)	Exercisable period	Number of Options					
				Options granted on 5 July 2002	Balance as of 1 January 2008	Options exercised during the period	Options abandoned during the period	Options nullified during the period	Balance as of 30 June 2008
Li Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
Zhou Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	361,500	-	-	1,084,500

Save as disclosed above, the Bank and its holding companies, subsidiaries or fellow subsidiaries reached no arrangement within the reporting period to enable directors, supervisors or their spouses or children below the age of 18 to benefit from the purchase of shares or bonds from the Bank or any other legal entity.

RIGHTS AND INTERESTS OF DIRECTORS AND SUPERVISORS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed above, as of 30 June 2008, Director Zhou Zaiqun possessed 500 shares and interests in BOCHK Holdings, which was recorded in the register required to be kept by the Bank pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong or otherwise notified to the Bank and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Save as disclosed above, as of 30 June 2008, the Bank's directors and supervisors did not hold any interests or short positions in the shares, underlying shares or debentures of the Bank or its associated corporations (as defined according to Part XV of the Securities and Futures Ordinance of Hong Kong), which, in accordance with Section 352 of the Ordinance, should be recorded in the register required to be kept, or, in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules, should be notified to the Bank and the Hong Kong Stock Exchange.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES OF THE HONG KONG STOCK EXCHANGE

Pursuant to the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, the Bank continuously improved relevant rules and regulations concerning corporate governance and has fully complied with the provisions of the Code and most of the best practices recommended therein.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

Pursuant to overseas and local securities regulators' requirements, the Bank has adopted and implemented the Management Rules on Securities Transactions by Directors, Supervisors and Senior Management of Bank of China Limited (the "Management Rules") to govern securities transactions by directors, supervisors and senior management personnel of the Bank. The terms of the Management Rules are more stringent than the mandatory standards as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules of the Hong Kong Stock Exchange (the "Model Code"). The Bank has made specific enquiry to all directors and supervisors on this matter, all of whom confirmed that they have complied with the standards set out in both the Management Rules and the Model Code throughout the reporting period.

COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARD NO. 34 (IAS 34)

The 2008 interim report of the Bank is in compliance with International Accounting Standard No.34 – Interim Financial Reporting.

INTERIM REPORT

This interim report is available in both Chinese and English. You may write to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (Address: Units 1806-1807, 18/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong) to request the interim report prepared under IFRS or go to the Bank's business locations for copies (Chinese version) prepared under CAS 2006. This interim report is also available at the following websites: www.boc.cn, www.sse.com.cn, and www.hkexnews.hk.

Should there be any queries about how to obtain copies of this interim report or access the document on the Bank's website, please dial the Bank's hotlines at: (852)-2862 8633 or (86)10-6659 2638.

Report on Review of Interim Financial Information

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

To the Board of Directors of Bank of China Limited
(Incorporated in the People's Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 57 to 126, which comprises the condensed consolidated balance sheet of Bank of China Limited (the "Bank") and its subsidiaries (together, the "Group") as at 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes (the "Interim Financial Information"). The Rules Governing the Listing of Securities on the Main Board of the Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Bank are responsible for the preparation and presentation of this Interim Financial Information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this Interim Financial Information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the Interim Financial Information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28 August 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	For the six month period ended 30 June	
		2008 (unaudited)	2007 (unaudited)
Interest income	II.1	141,405	122,503
Interest expense	II.1	(59,882)	(51,476)
Net interest income		**81,523**	**71,027**
Fee and commission income	II.2	24,113	17,033
Fee and commission expense	II.2	(1,748)	(1,624)
Net fee and commission income		**22,365**	**15,409**
Net trading gains/(losses)	II.3	3,475	(4,897)
Net gains on investment securities		735	984
Other operating income	II.4	10,766	7,263
Operating income		**118,864**	**89,786**
Operating expenses	II.5	(44,875)	(33,062)
Impairment losses on assets	II.7	(17,144)	(6,409)
Operating profit		**56,845**	**50,315**
Share of results of associates and joint ventures		516	605
Profit before income tax		**57,361**	**50,920**
Income tax expense	II.8	(12,716)	(18,538)
Profit for the period		**44,645**	**32,382**
Attribute to:			
Equity holders of the Bank		42,181	29,543
Minority interest		2,464	2,839
		44,645	32,382
Earnings per share for profit attributable to the equity holders of the Bank during the period (Expressed in RMB per ordinary share)			
– Basic and diluted	II.9	0.17	0.12

The accompanying notes form an integral part of this interim financial information.

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	As at 30 June 2008 (unaudited)	As at 31 December 2007 (audited)
ASSETS			
Cash and due from banks	II.10	60,096	71,221
Balances with central banks	II.11	946,545	751,344
Placements with banks and other financial institutions	II.12	324,878	386,648
Government certificates of indebtedness for bank notes issued		30,465	32,478
Precious metals		47,799	44,412
Financial assets at fair value through profit or loss	II.13	90,857	124,665
Derivative financial assets	II.14	72,996	45,839
Loans and advances to customers, net	II.15	3,141,972	2,754,493
Investment securities	II.16		
– available-for-sale		721,258	682,995
– held-to-maturity		377,941	446,647
– loans and receivables		473,144	458,620
Investment in associates and joint ventures		7,070	6,779
Property and equipment	II.17	84,704	83,805
Investment property	II.18	9,975	9,986
Deferred income tax assets	II.24	15,246	17,647
Other assets	II.19	78,175	73,638
Total assets		**6,483,121**	**5,991,217**

The accompanying notes form an integral part of this interim financial information.

CONDENSED CONSOLIDATED BANLANCE SHEET (continued)
AS AT 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	As at 30 June 2008 (unaudited)	As at 31 December 2007 (audited)
LIABILITIES			
Due to banks and other financial institutions		410,385	324,848
Due to central banks		51,549	90,485
Bank notes in circulation		30,458	32,605
Certificates of deposit and placements from banks and other financial institutions		225,433	248,482
Financial liabilities at fair value through profit or loss	II.20	68,135	86,655
Derivative financial liabilities	II.14	40,882	27,262
Due to customers	II.21	4,863,664	4,400,111
Bonds issued	II.22	64,981	64,391
Other borrowings		47,218	51,708
Current tax liabilities		14,210	21,045
Retirement benefit obligations		6,877	7,231
Deferred income tax liabilities	II.24	2,506	2,894
Other liabilities	II.25	197,153	182,843
Total liabilities		**6,023,451**	**5,540,560**
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital		253,839	253,839
Capital reserve		66,506	66,592
Statutory reserves		15,691	15,448
General and regulatory reserves		25,235	24,911
Undistributed profits		84,719	68,480
Reserve for fair value changes of available-for-sale securities	II.26	(3,026)	(1,506)
Currency translation differences		(11,882)	(7,289)
Treasury shares		(11)	(45)
		431,071	420,430
Minority interest		**28,599**	**30,227**
Total equity		**459,670**	**450,657**
Total equity and liabilities		**6,483,121**	**5,991,217**

Approved and authorised for issue by the Board of Directors on 28 August 2008.

Xiao Gang
Director

Li Lihui
Director

The accompanying notes form an integral part of this interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

		Unaudited									
		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
As at 1 January 2008		253,839	66,592	15,448	24,911	68,480	(1,506)	(7,289)	(45)	30,227	450,657
Profit for the period		-	-	-	-	42,181	-	-	-	2,464	44,645
Appropriation to statutory reserves		-	-	243	-	(243)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve		-	-	-	324	(324)	-	-	-	-	-
Net change in fair value of available-for-sale securities, net of tax	II.26	-	-	-	-	-	(1,520)	-	-	(530)	(2,050)
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	20	20
Net change in treasury shares		-	-	-	-	-	-	-	34	-	34
Dividends	II.27	-	-	-	-	(25,384)	-	-	-	(1,992)	(27,376)
Currency translation differences		-	-	-	-	-	-	(4,593)	-	(1,645)	(6,238)
Others		-	(86)	-	-	9	-	-	-	55	(22)
As at 30 June 2008		253,839	66,506	15,691	25,235	84,719	(3,026)	(11,882)	(11)	28,599	459,670

The accompanying notes form an integral part of this interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

		Unaudited									
		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
As at 1 January 2007		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956
Profit for the period		-	-	-	-	29,543	-	-	-	2,839	32,382
Appropriation to statutory reserves		-	-	262	-	(262)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve		-	-	-	246	(246)	-	-	-	-	-
Net change in fair value of available-for-sale securities, net of tax		-	-	-	-	-	(4,788)	-	-	(180)	(4,968)
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	13	13
Net change in treasury shares		-	-	-	-	-	-	-	155	-	155
Dividends		-	-	-	-	(10,154)	-	-	-	(1,817)	(11,971)
Translation differences		-	-	-	-	-	-	(2,207)	-	(941)	(3,148)
Others		-	(62)	-	-	108	-	-	-	-	46
As at 30 June 2007		253,839	66,555	10,642	14,180	57,414	(2,779)	(4,278)	(61)	29,953	425,465
Profit for the period		-	-	-	-	26,705	-	-	-	2,949	29,654
Appropriation to statutory reserves		-	-	4,806	-	(4,806)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve		-	-	-	10,731	(10,731)	-	-	-	-	-
Net change in fair value of available-for-sale securities, net of tax		-	-	-	-	-	1,273	-	-	69	1,342
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	17	17
Net change in treasury shares		-	-	-	-	-	-	-	16	-	16
Dividends		-	-	-	-	-	-	-	-	(1,767)	(1,767)
Translation differences		-	-	-	-	-	-	(3,011)	-	(1,043)	(4,054)
Others		-	37	-	-	(102)	-	-	-	49	(16)
As at 31 December 2007		253,839	66,592	15,448	24,911	68,480	(1,506)	(7,289)	(45)	30,227	450,657

The accompanying notes form an integral part of this interim financial information.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	For the six month period ended 30 June	
		2008 (unaudited)	2007 (unaudited)
Cash flows from operating activities			
Profit before income tax		57,361	50,920
Adjustments:			
Impairment losses on assets		17,144	6,409
Depreciation of property and equipment		3,199	2,718
Amortization of intangible assets and other assets		418	620
Net gains on disposal of property and equipment and other long-term assets		(139)	(88)
Net gains on disposal of investment in subsidiaries, associates and joint ventures		(28)	(28)
Share of results of associates and joint ventures		(516)	(605)
Interest income arising from investment securities		(28,809)	(34,099)
Dividends arising from investment securities		(287)	(136)
Net gains on de-recognition of investment securities		(735)	(984)
Interest expense arising from bonds issued		1,578	1,448
Net changes in operating assets and liabilities:			
Net increase in balances with central banks		(180,649)	(88,780)
Net decrease/(increase) in due from banks and placements with banks and other financial institutions		208	(44,597)
Net (increase)/decrease in precious metals		(3,387)	2,516
Net decrease/(increase) in financial assets at fair value through profit or loss		33,623	(39,192)
Net increase in loans and advances to customers		(393,972)	(239,716)
Net decrease/(increase) in other assets		31,591	(62,064)
Net increase in due to banks and other financial institutions		85,537	140,406
Net (decrease)/increase in due to central banks		(38,936)	13,606
Net (decrease)/increase in certificates of deposit and placements from banks and other financial institutions		(23,049)	78,996
Net increase in due to customers		463,553	259,949
Net decrease in other borrowings		(4,490)	(7,047)
Net decrease in other liabilities		(27,876)	(8,935)
Net cash from operating activities		(8,661)	31,317
Income tax paid		(16,610)	(15,997)
Net cash (outflows)/inflows from operating activities		(25,271)	15,320

The accompanying notes form an integral part of this interim financial information.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

	Note	For the six month period ended 30 June	
		2008 (unaudited)	2007 (unaudited)
Cash flows from investing activities			
Proceeds from disposal of property and equipment, intangible assets and other long-term assets		1,263	1,972
Proceeds from disposal of investment in subsidiaries, associates and joint ventures		71	56
Dividends received		440	138
Interest income received from investment securities		29,381	30,005
Proceeds from disposal of investment securities		859,225	926,700
Payment for increase of investment in subsidiaries, associates and joint ventures		(78)	(74)
Purchase of property and equipment, intangible assets and other long-term assets		(7,268)	(4,625)
Purchase of investment securities		(890,705)	(986,134)
Net cash outflows from investing activities		(7,671)	(31,962)
Cash flows from financing activities			
Cash received from issuance of bonds		635	276
Proceeds from minority equity holders of a subsidiary upon exercise of subsidiary share options		20	-
Proceeds from minority equity holders of subsidiaries		29	13
Net sale of treasury shares		34	155
Cash payments for interest on bonds issued		(1,497)	(1,468)
Dividend payments to minority equity holders		(1,992)	(1,817)
Net cash outflows from financing activities		(2,771)	(2,841)
Effect of exchange rate changes on cash and cash equivalents		(20,188)	(10,445)
Net decrease in cash and cash equivalents		(55,901)	(29,928)
Cash and cash equivalents as of 1 January		528,937	519,944
Cash and cash equivalents as of 30 June	II.29	473,036	490,016

The accompanying notes form an integral part of this interim financial information.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

I BASIS OF PRESENTATION AND PRINCIPAL ACCOUNTING POLICIES

1 The unaudited condensed consolidated interim financial information has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and should be read in conjunction with the annual financial statements for the year ended 31 December 2007.

The principal accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial information are consistent with those used in the Group's accounts for the year ended 31 December 2007.

On 1 January 2008, The Group adopted IFRIC 11, IFRIC 12 and IFRIC 14.

- IFRIC 11 – Group and Treasury Share Transactions
- IFRIC 12 – Service Concession Arrangement
- IFRIC 14 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The application of these interpretations had no material effect on the Group's operating results or financial position.

Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

- IAS 1 (amendment), Presentation of Financial Statements is effective for accounting periods beginning on or after 1 January 2009.
- IAS 32 and IAS 1 (Amendment), Puttable Financial Instruments and Obligations Arising on Liquidation is effective for accounting periods beginning on or after 1 January 2009.
- IAS 27 (amendment), Consolidated and Separate Financial Statements is effective for all transactions for which the transaction date is on or after the first accounting period beginning on or after 1 July 2009.

I BASIS OF PRESENTATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

- IFRS 3 (amendment), Business Combinations is effective for business combinations for which the acquisition date is on or after the first accounting period beginning on or after 1 July 2009.

- IFRS 8, Operating Segments is effective for annual periods beginning on or after 1 January 2009.

- IFRIC 13 – Customer Loyalty Programmes is effective for annual periods beginning on or after 1 July 2008.

- IFRIC 15 – 'Agreements for the construction of real estate' is effective for periods beginning on or after 1 January 2009.

- IFRIC 16 – 'Hedges of a net investment in a foreign operation' is effective for periods beginning on or after 1 October 2008.

These standards, amendments and interpretations are not expected to have a material effect on the Group's operating results or financial position.

2 Certain items in the interim financial information and their comparatives have been reclassified in line with industry practice, these changes in classification affect "Fee and commission income" and "Net trading gains/(losses)" as detailed in Note II.2 and II.3, "Net gains on investment securities" and "Impairment losses on assets" as detailed in Note II.7, and cash flows from investment securities classified as available-for-sale, held-to-maturity, loans and receivables have been reclassified from "Cash flows from operating activities" to "Cash flows from investing activities" in the condensed consolidated cash flow statements as detailed in Note II.29.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1 Net interest income

	For the six month period ended 30 June	
	2008	2007
Interest income		
Loans and advances to customers	94,232	73,135
Investment securities and trading assets	31,017	36,580
Due from central banks	8,591	3,402
Due from and placement with banks and other financial institutions	7,565	9,386
Sub-total	141,405	122,503
Interest expense		
Due to customers	(49,750)	(42,703)
Due to and placement from banks and other financial institutions	(7,542)	(6,502)
Other borrowed funds	(2,590)	(2,271)
Sub-total	(59,882)	(51,476)
Net interest income	81,523	71,027
Included within interest income is interest income accrued on impaired financial assets:	955	142

Included within interest income and interest expenses are RMB139,197 million (2007: RMB120,022 million) and RMB58,808 million (2007: RMB48,870 million) for financial assets and financial liabilities that are not at fair value through profit or loss respectively.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

2 Net fee and commission income

	For the six month period ended 30 June	
	2008	2007
Agency commissions	5,330	5,354
Spread income from foreign exchange business (1)	4,700	3,645
Settlement and clearing fees	4,341	2,220
Credit commitment fees	3,730	1,874
Bank card fees	2,149	1,753
Consultancy and advisory fees	1,525	357
Custodian and other fiduciary service fees	840	485
Others	1,498	1,345
Fee and commission income	24,113	17,033
Fee and commission expense	(1,748)	(1,624)
Net fee and commission income	22,365	15,409

(1) Spread income earned from foreign exchange business for the six month period ended 30 June 2008 of RMB4,700 million (2007: RMB3,645 million) has been reclassified from "Net trading gains/(losses)" to "Fee and commission income" (see Note II.3).

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3 Net trading gains/(losses)

	For the six month period ended 30 June	
	2008	2007
Net gains/(losses) from foreign exchange and foreign exchange products (1)	6,262	(4,885)
Net losses from interest rate products	(2,488)	(568)
Net (losses)/gains from equity products	(382)	394
Net gains from precious metals and other commodity products	83	105
Others	–	57
Total (2)	3,475	(4,897)

(1) The net gains/(losses) from foreign exchange and foreign exchange products include losses in connection with the retranslation of foreign currency denominated monetary assets and liabilities of RMB23,749 million (2007: RMB11,719 million), and net realised gains and unrealised gains on foreign exchange derivatives (including those entered into in conjunction with the Group's asset and liability management and funding arrangements) of RMB16,215 million (2007: RMB1,634 million) and RMB13,796 million (2007: RMB5,200 million).

Spread income earned from foreign exchange business for the six month period ended 30 June 2008 of RMB4,700 million (2007: RMB3,645 million) has been reclassified from "Net trading gains/(losses)" to "Fee and commission income" (See Note II.2).

(2) Included in "Net trading gains/(losses)" above for the period ended 30 June 2008 are losses of RMB297 million, in relation to financial assets and financial liabilities designated at fair value through profit or loss.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

4 Other operating income

	For the six month period ended 30 June	
	2008	2007
Insurance premiums		
– Long term insurance contracts	4,054	2,892
– General insurance contracts	750	646
Gains on disposal of subsidiaries, associates and joint ventures	28	28
Gains on disposal of property and equipment, intangible assets and other assets	152	104
Changes in fair value of investment properties	682	1,175
Dividend income	287	136
Aircraft leasing income	978	1,078
Others	3,835	1,204
Total	10,766	7,263

5 Operating expenses

	For the six month period ended 30 June	
	2008	2007
Staff costs (Note II.6)	19,753	15,058
General operating and administrative expenses (1)	9,491	7,402
Depreciation and amortisation	3,617	3,338
Business and other taxes	5,703	3,902
Insurance benefits and claims		
– Long term insurance contracts	3,245	2,593
– General insurance contracts	445	295
Allowance for litigation losses	12	(1)
Others	2,609	475
Total	44,875	33,062

(1) Included in the general operating and administrative expenses are operating lease rental expenses of RMB1,301 million and other premises and equipment related expenses of RMB2,304 million (2007: RMB936 million and RMB1,864 million).

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6 Staff costs

	For the six month period ended 30 June	
	2008	2007
Salaries and benefits	15,681	11,780
Defined contribution plans (1)	1,659	1,388
Retirement benefits (2)	139	44
Housing funds	877	729
Social security costs	620	521
Others	777	596
Total	19,753	15,058

(1) In 2005, the Group established the Annuity Plan, a defined contribution plan, in addition to local Labor and Social Security Bureau contribution plans. The expense recorded in the Group's income statement for the six month periods ended 30 June 2008 and 30 June 2007 amounted to RMB272 million and RMB241 million respectively.

(2) The amounts of retirement benefit costs recognized in the income statement in relation to the Bank's defined benefits payable to certain retired and early retired employees are as follow:

	For the six month period ended 30 June	
	2008	2007
Interest cost	155	128
Actuarial gains	(16)	(84)
Total	139	44

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7 Impairment losses on assets

	For the six month period ended 30 June	
	2008	**2007**
Loans and advances		
– Individually assessed	(470)	2,133
– Collectively assessed	6,963	3,111
Investment securities (1)		
– Available-for-sale	9,532	1,155
– Held-to-maturity	1,100	–
Other assets	19	10
Total	17,144	6,409

(1) Impairment losses on investment securities for the six month period ended 30 June 2008 of RMB10,632 million (2007: RMB1,155 million) has been reclassified from "Net gains on investment securities" to "Impairment losses on assets".

Included in the impairment losses for the six month period ended 30 June 2008 were impairment charges on US subprime mortgage related debt securities, US Alt-A mortgage-backed securities and US Non-Agency mortgage-backed securities held at 30 June 2008 amounting to RMB4,610 million, RMB2,544 million and RMB3,367 million respectively.

8 Income tax expense

	For the six month period ended 30 June	
	2008	**2007**
Current income tax		
– Chinese Mainland income tax	8,323	11,200
– Hong Kong profits tax	1,211	1,579
– Overseas taxation	506	408
	10,040	13,187
Deferred income tax	2,676	5,351
	12,716	18,538

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

8 Income tax expense (continued)

The provision for Chinese Mainland income tax is calculated based on the statutory rate of 25% and 33% of the assessable income of the Bank and each of the subsidiaries established in the Chinese Mainland as determined in accordance with the relevant PRC income tax rules and regulations for the period ended 30 June 2008 and 30 June 2007 respectively. In addition, the Bank's Overseas Operations are subject to supplementary PRC tax at a rate determined by the relevant PRC authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax. From 1 January 2008, the Hong Kong corporation profit tax rate applied was 16.5% (2007: 17.5%).

Taxation on overseas profits has been calculated on the estimated assessable profit in accordance with local tax regulations at the rates of taxation prevailing in the countries or regions in which the Group operates.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	For the six month period ended 30 June	
	2008	**2007**
Profit before income tax	57,361	50,920
Tax calculated at applicable statutory tax rates	14,340	16,804
Effect of different tax rates on Overseas Operations	(750)	(2,069)
Supplementary PRC tax on overseas income	512	1,178
Income not subject to tax (1)	(1,124)	(1,345)
Expenses not deductible for tax purposes (2)	646	160
Others (3)	(908)	3,810
Income tax expense	12,716	18,538

(1) Income not subject to tax mainly comprises interest income from PRC treasury bills.

(2) Non-deductible expenses primarily included marketing and entertainment expenses in excess of those deductible under the relevant PRC tax regulations.

(3) The amount for the six month period ended 30 June 2007 included the effect of the reduction of the PRC enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008 on the Group's net deferred tax assets.

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

9 Earnings per share (Basic and diluted)

Basic and diluted earnings per share were computed by dividing the profit attributable to the equity holders of the Bank for the six month periods ended 30 June 2008 and 30 June 2007 by the weighted average number of ordinary shares in issue during the periods.

The Bank had no dilutive potential ordinary shares for the six month periods ended 30 June 2008 and 30 June 2007.

	For the six month period ended 30 June	
	2008	**2007**
Profit attributable to equity holders of the Bank	42,181	29,543
Weighted average number of ordinary shares in issue (in millions)	253,834	253,810
Basic and diluted earnings per share (in Renminbi)	0.17	0.12

10 Cash and due from banks

	As at 30 June 2008	As at 31 December 2007
Cash	35,322	33,965
Due from domestic banks and other financial institutions	2,812	1,791
Due from overseas banks and other financial institutions	21,962	35,465
Total	60,096	71,221

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

11 Balances with central banks

	As at 30 June 2008	As at 31 December 2007
Mandatory reserves (1)	633,391	484,515
Surplus reserves	69,840	91,249
Balance under reverse repo agreements (2)	160,772	148,122
Others	82,542	27,458
Total	946,545	751,344

(1) The Group places mandatory reserve funds with the People's Bank of China ("PBOC") and the central banks of other countries or regions where it has operations. As at 30 June 2008, mandatory reserve funds placed with the PBOC were calculated at 17.5% (31 December 2007: 14.5%) and 5% (31 December 2007: 5%) of eligible RMB deposits and foreign currency deposits from customers of domestic branches of the Bank, respectively. The amount of mandatory reserve funds placed with the central banks of other countries is determined by local jurisdiction. The mandatory reserve funds are not available for use in the Group's day to day operations.

(2) The Group accepted treasury bonds as collateral in connection with its reverse repo agreements with PBOC. The Group is not permitted to sell or re-pledge such collateral accepted.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

12 Placements with banks and other financial institutions

	As at 30 June 2008	As at 31 December 2007
Placements with domestic banks	134,288	46,842
Placements with other domestic financial institutions	19,903	18,044
Placements with overseas banks and other financial institutions	171,077	322,152
	325,268	387,038
Allowance for impairment losses	(390)	(390)
Total	324,878	386,648
Impaired placements	390	390
Percentage of impaired placements to total placements with banks and other financial institutions	0.12%	0.10%

Placements with banks and other financial institutions include balances arising from reverse repo agreements as follows:

	As at 30 June 2008	As at 31 December 2007
Bills under reverse repos	4,937	193
Bonds under reverse repos		
– Government	61,926	11,924
– Financial institution	20,992	14,026
Total	87,855	26,143

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

13 Financial assets at fair value through profit or loss

	As at 30 June 2008	As at 31 December 2007
Trading financial assets		
Trading debt securities		
Government	19,446	36,325
Public sector and quasi-government	176	1,452
Financial institution	17,556	21,260
Corporate	2,751	4,059
	39,929	63,096
Trading equity securities	2,762	4,517
Sub-total	42,691	67,613
Financial assets designated at fair value through profit or loss		
Debt securities designated at fair value through profit or loss		
Government	5,299	10,315
Public sector and quasi-government	3,911	4,593
Financial institution	30,351	32,217
Corporate	6,045	6,852
Sub-total	45,606	53,977
Equity securities designated at fair value through profit or loss	2,560	3,075
Sub-total	48,166	57,052
Total	90,857	124,665
Analysed as follows:		
– Listed in Hong Kong	5,380	4,525
– Listed outside Hong Kong	50,722	81,095
– Unlisted	34,755	39,045
Total	90,857	124,665

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

14 Derivative financial instruments

The Group enters into foreign currency exchange rate, interest rate, equity and commodity derivative financial instruments for trading, asset and liability management and on behalf of customers.

	As at 30 June 2008			As at 31 December 2007		
	Contractual/ notional amount	Fair value		Contractual/ notional amount	Fair value	
		Assets	Liabilities		Assets	Liabilities
Exchange rate derivatives						
– Currency forwards and swaps, and cross-currency interest rate swaps (1)	1,971,108	57,491	(23,560)	1,563,450	37,985	(17,789)
– Currency options	54,299	399	(219)	68,004	238	(362)
		57,890	(23,779)		38,223	(18,151)
Interest rate derivatives						
– Interest rate swaps	458,715	11,049	(12,519)	472,634	4,307	(5,702)
– Interest rate options	45,795	61	(147)	31,117	55	(153)
– Interest rate futures	10,007	21	(15)	13,576	24	(33)
		11,131	(12,681)		4,386	(5,888)
Equity derivatives	13,295	1,335	(1,245)	12,736	1,050	(719)
Precious metals and other commodity derivatives	66,118	2,640	(3,177)	33,664	2,180	(2,504)
Total derivative financial assets/(liabilities)		72,996	(40,882)		45,839	(27,262)

(1) These exchange rate derivatives primarily include foreign exchange transactions with customers; foreign exchange forward transactions to manage foreign currency exchange risks arising from customers; and foreign currency exchange transactions entered into as part of asset and liability management and funding requirements.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15 Loans and advances to customers, net

	As at 30 June 2008	As at 31 December 2007
Corporate loans and advances		
– Loans	2,376,832	2,027,279
– Discounted bills	86,244	90,698
Subtotal	2,463,076	2,117,977
Personal loans and advances		
– Mortgages	618,129	577,655
– Credit cards	11,927	10,677
– Others	149,708	144,252
Subtotal	779,764	732,584
Gross loans and advances	3,242,840	2,850,561
Allowance for impairment losses		
– individually assessed	(50,557)	(51,837)
– collectively assessed	(50,311)	(44,231)
Subtotal	(100,868)	(96,068)
Loans and advances to customers, net	3,141,972	2,754,493

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15 Loans and advances to customers, net (continued)

		Identified impaired loans and advances (2)				
	Loans and advances for which allowance is collectively assessed (1)	for which allowance is collectively assessed	for which allowance is individually assessed	Subtotal	Total	Identified impaired loans and advances as % of gross total loans and advances
As at 30 June 2008						
Gross loans and advances	3,155,643	17,541	69,656	87,197	3,242,840	2.69%
Allowance for impairment losses	(38,730)	(11,581)	(50,557)	(62,138)	(100,868)	
Net loans and advances	3,116,913	5,960	19,099	25,059	3,141,972	
As at 31 December 2007						
Gross loans and advances	2,760,244	18,596	71,721	90,317	2,850,561	3.17%
Allowance for impairment losses	(31,897)	(12,334)	(51,837)	(64,171)	(96,068)	
Net loans and advances	2,728,347	6,262	19,884	26,146	2,754,493	

(1) Loans and advances for which allowance is collectively assessed consist of loans and advances which have not been specifically identified as impaired.

(2) Identified impaired loans and advances include loans for which objective evidence of impairment exists and which have been identified as bearing an impairment loss and assessed either:

- individually (including mainly significant corporate loans and advances over a certain amount which are impaired); or

- collectively (i.e. portfolios of insignificant homogenous loans, which include insignificant corporate loans and advances and all personal loans which are impaired).

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15 Loans and advances to customers, net (continued)

Reconciliation of allowance account for impairment losses on loans and advances to customers is as follows:

	2008	2007
As at 1 January	96,068	94,293
Impairment losses for the period/year	6,493	8,252
Written off	(798)	(6,798)
Recovery of loans and advances written off in previous years	400	1,671
Unwind of discount on allowance	(450)	(284)
Exchange difference	(845)	(1,066)
As at 30 June/31 December	100,868	96,068

16 Investment securities

	As at 30 June 2008	As at 31 December 2007
Debt securities available-for-sale (at fair value)		
Government	288,570	219,913
Public sector and quasi-government	121,983	136,569
Financial institution	228,561	226,149
Corporate	68,988	85,113
	708,102	667,744
Equity securities (at fair value)	13,156	15,251
Total securities available-for-sale	721,258	682,995

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

16 Investment securities (continued)

	As at 30 June 2008	As at 31 December 2007
Debt securities held-to-maturity (at amortised cost)		
Government	163,429	172,481
Public sector and quasi-government	45,383	64,178
Financial institution	141,208	174,363
Corporate	30,198	37,237
	380,218	448,259
Allowance for impairment losses	(2,277)	(1,612)
Total securities held-to-maturity	377,941	446,647
Debt securities classified as loans and receivables (at amortised cost)		
China Orient Bond	160,000	160,000
PBOC Special Bills	73,512	73,512
PBOC Target Bills	90,098	89,825
Special Purpose Treasury Bond	42,500	42,500
Long term notes – Financial institution	14,545	14,545
Short term bills and notes		
Public sector and quasi-government	14,301	18,525
Financial institution	47,479	29,497
Corporate	–	60
Certificate Treasury Bonds and others	30,849	30,304
	473,284	458,768
Allowance for impairment losses	(140)	(148)
Total securities classified as loans and receivables	473,144	458,620
Total	1,572,343	1,588,262
Analysed as follows:		
Listed in Hong Kong	16,326	17,465
Listed outside Hong Kong	680,210	622,553
Unlisted	875,807	948,244
Total	1,572,343	1,588,262

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

16 Investment securities (continued)

The market values of the above listed held-to-maturity securities are set out below:

	As at 30 June 2008		As at 31 December 2007	
	Carrying value	Market value	Carrying value	Market value
Investment securities held-to-maturity				
Listed in Hong Kong	4,464	4,482	4,591	4,613
Listed outside Hong Kong	246,753	245,297	249,242	247,331

17 Property and equipment

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
As at 30 June 2008					
Cost	69,600	25,791	7,810	21,121	124,322
Accumulated depreciation	(19,363)	(18,046)	–	(973)	(38,382)
Allowance for impairment losses	(845)	–	(391)	–	(1,236)
Net book amount	49,392	7,745	7,419	20,148	84,704
As at 31 December 2007					
Cost	70,463	25,579	7,253	17,940	121,235
Accumulated depreciation	(18,647)	(16,846)	–	(678)	(36,171)
Allowance for impairment losses	(854)	–	(405)	–	(1,259)
Net book amount	50,962	8,733	6,848	17,262	83,805

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

17 Property and equipment (continued)

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
Six month period ended 30 June 2008					
Opening net book amount	50,962	8,733	6,848	17,262	83,805
Additions	416	564	2,194	4,300	7,474
Transfer from investment property, net (Note II.18)	36	–	–	–	36
Reclassification	301	88	(1,338)	949	–
Disposals	(47)	(10)	–	(966)	(1,023)
Depreciation charge	(1,256)	(1,591)	–	(352)	(3,199)
Allowance for impairment losses	–	–	–	–	–
Exchange differences	(1,020)	(39)	(285)	(1,045)	(2,389)
Closing net book amount	49,392	7,745	7,419	20,148	84,704

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
Year ended 31 December 2007					
Opening net book amount	50,849	8,241	6,572	20,538	86,200
Additions	1,680	4,372	5,289	1,345	12,686
Transfer to investment property, net (Note II.18)	(38)	–	–	–	(38)
Reclassification	3,679	385	(4,893)	829	–
Disposals	(1,934)	(1,202)	–	(3,452)	(6,588)
Depreciation charge	(2,359)	(2,885)	–	(737)	(5,981)
Allowance for impairment losses	(7)	–	–	–	(7)
Exchange differences	(908)	(178)	(120)	(1,261)	(2,467)
Closing net book amount	50,962	8,733	6,848	17,262	83,805

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18 Investment property

	2008	2007
As at 1 January	9,986	8,221
Additions	2	426
Transfer (to)/from property and equipment, net (Note II.17)	(36)	38
Disposals	(101)	(201)
Fair value changes	682	2,070
Exchange differences	(558)	(568)
As at 30 June/31 December	9,975	9,986

19 Other assets

	As at 30 June 2008	As at 31 December 2007
Interest receivable	35,517	31,782
Accounts receivable and prepayments	30,246	29,996
Intangible assets	2,230	2,859
Repossessed assets (1)	2,443	2,039
Land use rights	3,254	3,173
Goodwill	1,721	1,752
Others	2,764	2,037
Total	78,175	73,638

(1) The Group obtained assets by taking possession of collateral held as security. Such repossessed assets of the Group are as follows:

	As at 30 June 2008	As at 31 December 2007
Repossessed assets, gross	5,185	5,198
Allowance for impairment	(2,742)	(3,159)
Repossessed assets, net	2,443	2,039

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

20 Financial liabilities at fair value through profit or loss

	As at 30 June 2008	As at 31 December 2007
Trading financial liabilities	13,964	5,371
Financial liabilities designated at fair value through profit or loss	54,171	81,284
Total	68,135	86,655

As at 30 June 2008, financial liabilities designated at fair value through profit or loss include certificates of deposit of RMB1,580 million.

There were no significant changes in the Group's credit risk and therefore there were no significant gains or losses attributed to changes in credit risk for those financial liabilities designated at fair value through profit or loss in the six month periods ended 30 June 2008 and 30 June 2007.

21 Due to customers

	As at 30 June 2008	As at 31 December 2007
Demand deposits		
– Corporate customers	1,241,138	1,174,722
– Individual customers	814,364	810,720
	2,055,502	1,985,442
Time deposits		
– Corporate customers	871,845	694,995
– Individual customers	1,677,788	1,545,001
	2,549,633	2,239,996
Security and margin deposits	258,529	174,673
Total	4,863,664	4,400,111

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

22 Bonds issued

There were no significant bonds issued, repurchased or repaid during the six month period ended 30 June 2008.

23 Share option schemes

(1) Share Appreciation Rights Plan of the Bank

No share appreciation rights were granted during the six month period ended 30 June 2008 and the year ended 31 December 2007.

(2) BOCHK Holdings Share Option Scheme and Sharesave Plan

No options were granted by BOC Hong Kong (Holdings) Limited pursuant to the Share Option Scheme or the Sharesave Plan during the period from 10 July 2002 to 30 June 2008.

(3) BOCHK Holdings Pre-listing Share Option Scheme

During the six month period ended 30 June 2008, the number of share options which were exercised by the directors and key management of the Group was 361,500 (2007: 119,500). The number of share options granted to the directors and key management of the Group outstanding at 30 June 2008 and 31 December 2007 was 4,215,500 and 4,816,000 respectively.

Regarding the share options exercised during the six month period ended 30 June 2008 and the year ended 31 December 2007, the weighted average share price of BOC Hong Kong (Holdings) Limited's shares at the time of exercise was HKD19.23 and HKD19.38, respectively.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

24 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority. The table below includes the deferred income tax assets and liabilities of the Group after offsetting qualifying amounts:

	As at 30 June 2008	As at 31 December 2007
Deferred income tax assets	15,246	17,647
Deferred income tax liabilities	(2,506)	(2,894)
	12,740	14,753

Deferred income tax assets and liabilities, before offsetting qualifying amounts, are attributable to the following items:

	As at 30 June 2008	As at 31 December 2007
Deferred income tax assets		
Asset impairment allowances	20,175	17,840
Fair value changes of financial instruments at fair value through profit or loss, and derivative financial instruments	6,078	3,854
Fair value changes of available-for-sale securities credited to equity	1,959	2,030
Statutory asset revaluation surplus	1,445	1,493
Pension and other benefit costs	1,192	1,278
Other temporary differences	599	414
	31,448	26,909

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

24 Deferred income taxes (continued)

	As at 30 June 2008	As at 31 December 2007
Deferred income tax liabilities		
Fair value changes of financial instruments at fair value through profit or loss, and derivative financial instruments	(13,147)	(7,532)
Fair value changes of available-for-sale securities charged to equity	(527)	(893)
Depreciation of property and equipment	(981)	(1,093)
Revaluation of property and investment property	(2,036)	(2,089)
Other temporary differences	(2,017)	(549)
	(18,708)	(12,156)
	12,740	14,753

25 Other liabilities

	As at 30 June 2008	As at 31 December 2007
Items in the process of clearance and settlement	68,956	83,042
Interest payable	46,806	37,869
Dividend payable	25,356	–
Salary and welfare payable	8,429	10,130
Payable to the MOF	4,340	4,340
Allowance for litigation losses	1,459	1,614
Insurance liabilities, net		
– Long term insurance contracts	22,041	21,066
– General insurance contracts	2,529	2,227
Others	17,237	22,555
Total	197,153	182,843

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

26 Reserve for fair value changes of available-for-sale securities

	2008	2007
As at 1 January	(1,506)	2,009
Net changes in fair value	(10,307)	(17,585)
Net impairment charges transferred to income statement	9,165	10,368
Net fair value changes transferred to income statement on de-recognition	(588)	3,166
Deferred income taxes	210	536
As at 30 June/31 December	(3,026)	(1,506)

27 Dividends

A dividend of RMB25,384 million in respect of 2007 profits was approved by the equity holders of the Bank at the Annual General Meeting held on 19 June 2008.

28 Contingent liabilities and commitments

(1) Legal proceedings

As at 30 June 2008, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 30 June 2008 and 31 December 2007, provisions of RMB1,459 million and RMB1,614 million respectively were made based on court judgments or the advice of counsel respectively. After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the operating results or financial position of the Group.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

28 Contingent liabilities and commitments (continued)

(2) Assets pledged

Assets pledged as collateral for repurchase, short positions and precious metals swap agreements with other banks and financial institutions are set forth in the table below. As at 30 June 2008 and 31 December 2007, the Group had such repurchase, short positions and precious metals swap agreements amounting to RMB83,575 million and RMB114,742 million, respectively. All such agreements mature within twelve months from inception.

	As at 30 June 2008	As at 31 December 2007
Precious metals	–	7,982
Bills	975	714
Debt securities	83,397	107,046
Total	84,372	115,742

As at 30 June 2008, the Group had no repo balance with PBOC (31 December 2007: RMB40,000 million).

(3) Collateral accepted

The Group accepts cash collateral and accepts securities collateral that it is partially permitted to sell or re-pledge in connection with its reverse repurchase agreements and securities lending transactions with banks and other financial institutions. As at 30 June 2008, the fair value of such cash collateral and securities collateral received from banks and financial institutions accepted by the Group amounted to RMB94,195 million (as at 31 December 2007: RMB33,876 million). As at 30 June 2008, the Group had an obligation to return securities collateral that it has sold with a fair value of RMB7,861 million (as at 31 December 2007: RMB1,890 million).

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

28 Contingent liabilities and commitments (continued)

(4) Capital commitments

	As at 30 June 2008	As at 31 December 2007
Property and equipment		
Contracted but not provided for	38,494	43,384
Authorised but not contracted for	2,381	1,260
Intangible assets		
Contracted but not provided for	1,114	1,011
Authorised but not contracted for	79	255
Total	42,068	45,910

(5) Operating leases

Under the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group in the future are summarised as follows:

	As at 30 June 2008	As at 31 December 2007
Within one year	2,049	1,852
One to two years	1,629	1,473
Two to three years	1,251	1,101
Above three years	3,329	3,033
Total	8,258	7,459

(6) Certificate Treasury Bond redemption commitments

The Bank is entrusted by the MOF to underwrite certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds in accordance with the MOF's regulations any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest in accordance with the MOF's Treasury Bond issuance announcement.

As at 30 June 2008, the principal value of the bonds amounted to RMB53,416 million (2007: RMB61,439 million). The original maturities of these bonds vary from 3 to 5 years and management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

The MOF will not provide funding for the early redemption of these Certificate Treasury Bonds on a back-to-back basis but will pay interest and repay the principal at maturity.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

28 Contingent liabilities and commitments (continued)

(7) Credit commitments

	As at 30 June 2008	As at 31 December 2007
Loan commitments (i)		
with an original maturity under one year	246,218	228,484
with an original maturity of one year or over	324,733	337,515
Acceptances	240,659	214,758
Letters of guarantee issued	484,477	423,771
Letters of credit issued	148,331	130,334
Others	1,534	685
Total	1,445,952	1,335,547

(i) Loan commitments represent general credit facility limits for corporate customers. These credit facilities may be drawn in the form of cash advances or the issuance of letters of credit, acceptances or letters of guarantee.

(8) Credit risk weighted amounts of contingent liabilities and commitments

	As at 30 June 2008	As at 31 December 2007
Contingent liabilities and commitments	526,614	484,879

The credit risk weighted amounts are the amounts calculated in accordance with the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments.

The credit risk weighted amounts stated above have not taken into account the effects of netting arrangements.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

29 Note to cash flow statement

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with maturity less than three months:

	As at 30 June 2008	As at 31 December 2007
Cash and due from banks	59,190	40,166
Balances with central banks	171,259	117,801
Placements with banks and other financial institutions	221,209	300,439
Short term bills and notes	21,378	31,610
Total	473,036	490,016

Cash outflows from investment securities classified as available-for-sale, held-to-maturity, loans and receivables for the six month period ended 30 June 2008 of RMB2,099 million (2007: RMB29,429 million) have been reclassified from "cash flows from operating activities" to "cash flows from investing activities".

30 Related party transactions

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Central SAFE Investments Limited ("Hujin").

The related party transactions below should be read in conjunction with 2007 annual financial statements.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

30 Related party transactions (continued)

(1) Transactions with the parent company and other companies controlled by the parent company

(i) Transactions with the parent company

Huijin became the equity holder of the Bank from 30 December 2003. As at 30 June 2008, Huijin owned a 67.49% equity interest in the Bank.

Deposit and financial liabilities at fair value through profit or loss	**2008**	**2007**
As at 1 January	21,592	22,060
Received during the period/year	28,699	99,619
Repaid during the period/year	(30,754)	(100,087)
As at 30 June/31 December	19,537	21,592

(ii) Transactions with other companies controlled by the parent company

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these companies in the normal course of its business. These include trading assets, investment securities and money market transactions.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

30 Related party transactions (continued)

(2) Transactions with government authorities, agencies, and other state controlled entities

The Bank is subject to the control of the State Council of the PRC Government through Huijin, which also directly and indirectly controls a significant number of entities through its government authorities, agencies, affiliates and other state controlled entities. The Group enters into extensive banking transactions with government authorities, agencies, affiliates and other state controlled entities, in the normal course of business and commercial terms.

Transactions conducted with government authorities, agencies, affiliates and other state controlled entities include purchase and redemption of investment securities issued by government agencies, underwriting and distribution of Certificate Treasury Bonds issued by government agencies through the Group's branch network, foreign exchange and interest rate derivative transactions, lending, provision of credit and guarantees and deposit taking.

(3) Transactions with associates and joint ventures

The Group enters into banking transactions with associates and joint ventures in the normal course of business at commercial terms. These include loans and advances, deposit taking and other normal banking businesses. The outstanding balances with associates and joint ventures as of the respective period/year end dates are stated below:

	As at 30 June 2008	As at 31 December 2007
Loans and advances	1,023	908
Deposits	(4,806)	(11,367)
Placements with banks and other financial institutions	960	520
Placements from banks and other financial institutions	–	(2)

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

30 Related party transactions (continued)

(4) Transactions with key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During the six month period ended 30 June 2008 and the year ended 31 December 2007, there were no material transactions and balances with key management personnel on an individual basis.

(5) Balances with subsidiaries

Included in the following captions of the Bank's balance sheets are balances with subsidiaries:

	As at 30 June 2008	As at 31 December 2007
Due from banks	973	557
Placements with other banks and financial institutions	146,869	44,136
Due to other banks	(6,901)	(7,322)
Placements from other banks and financial institutions	(129,456)	(27,871)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Significant other overseas locations include New York, London, Singapore and Tokyo.

The geographical analysis of revenue, expense, segment result, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organisational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

Profit and loss accounts, assets and liabilities, capital expenditure, depreciation and amortisation and credit commitments have generally been based on the country in which the branch or subsidiary is located.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

As at and for the six month period ended 30 June 2008

		Hong Kong and Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Subtotal	Other overseas locations	Elimination	Total
Interest income	120,974	16,256	3,131	19,387	6,157	(5,113)	141,405
Interest expense	(50,664)	(7,159)	(2,567)	(9,726)	(4,605)	5,113	(59,882)
Net interest income	70,310	9,097	564	9,661	1,552	-	81,523
Fee and commission income	18,836	3,497	1,198	4,695	668	(86)	24,113
Fee and commission expense	(441)	(805)	(486)	(1,291)	(102)	86	(1,748)
Net fee and commission income	18,395	2,692	712	3,404	566	-	22,365
Net trading gains/(losses)	3,856	(387)	(83)	(470)	89	-	3,475
Net gains on investment securities	425	116	126	242	68	-	735
Other operating income*	3,279	5,007	2,499	7,506	56	(75)	10,766
Operating income	96,265	16,525	3,818	20,343	2,331	(75)	118,864
Operating expenses*	(34,938)	(6,891)	(2,258)	(9,149)	(822)	34	(44,875)
Impairment losses on assets	(13,854)	(2,004)	(258)	(2,262)	(1,028)	-	(17,144)
Operating profit	47,473	7,630	1,302	8,932	481	(41)	56,845
Share of results of associates and joint ventures	-	-	596	596	-	(80)	516
Profit before income tax	47,473	7,630	1,898	9,528	481	(121)	57,361
Income tax expense	(10,931)	(1,144)	(229)	(1,373)	(412)	-	(12,716)
Profit for the period	36,542	6,486	1,669	8,155	69	(121)	44,645
Segment assets	5,290,113	978,151	292,098	1,270,249	371,312	(455,623)	6,476,051
Investments in associates and joint ventures	-	72	6,998	7,070	-	-	7,070
Total assets	5,290,113	978,223	299,096	1,277,319	371,312	(455,623)	6,483,121
Segment liabilities	4,946,025	901,308	272,399	1,173,707	359,221	(455,502)	6,023,451
Other segment items:							
Capital expenditure	1,792	190	5,306	5,496	36	-	7,324
Depreciation and amortisation	2,768	348	445	793	56	-	3,617
Credit commitments	1,222,342	209,115	16,814	225,929	87,385	(89,704)	1,445,952

* Other operating income includes insurance premium income earned, and operating expenses include insurance benefits and claims.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

As at 31 December 2007 and for the six month period ended 30 June 2007

		Hong Kong and Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Subtotal	Other overseas locations	Elimination	Total
Interest income	97,310	21,122	2,725	23,847	4,747	(3,401)	122,503
Interest expense	(36,550)	(12,232)	(2,373)	(14,605)	(3,722)	3,401	(51,476)
Net interest income	60,760	8,890	352	9,242	1,025	-	71,027
Fee and commission income	11,880	3,431	1,254	4,685	526	(58)	17,033
Fee and commission expense	(386)	(749)	(466)	(1,215)	(81)	58	(1,624)
Net fee and commission income	11,494	2,682	788	3,470	445	-	15,409
Net trading (losses)/gains	(5,120)	(171)	433	262	(39)	-	(4,897)
Net gains on investment securities	612	2	364	366	6	-	984
Other operating income*	680	3,495	2,720	6,215	393	(25)	7,263
Operating income	68,426	14,898	4,657	19,555	1,830	(25)	89,786
Operating expenses*	(24,517)	(5,941)	(1,877)	(7,818)	(752)	25	(33,062)
Impairment (losses)/write back on assets and advances	(6,346)	158	(203)	(45)	(18)	-	(6,409)
Operating profit	37,563	9,115	2,577	11,692	1,060	-	50,315
Share of results of associates and joint ventures	-	(2)	607	605	-	-	605
Profit before income tax	37,563	9,113	3,184	12,297	1,060	-	50,920
Income tax expense	(16,489)	(1,591)	(252)	(1,843)	(206)	-	(18,538)
Profit for the period	21,074	7,522	2,932	10,454	854	-	32,382
Segment assets	4,778,855	987,437	164,497	1,151,934	236,754	(183,105)	5,984,438
Investment in associates and joint ventures	-	78	6,701	6,779	-	-	6,779
Total assets	4,778,855	987,515	171,198	1,158,713	236,754	(183,105)	5,991,217
Segment liabilities	4,451,257	906,204	141,709	1,047,913	224,495	(183,105)	5,540,560
Other segment items:							
Capital expenditure	2,156	280	2,180	2,460	10	-	4,626
Depreciation and amortisation	2,512	300	471	771	55	-	3,338
Credit commitments	1,052,891	216,583	15,602	232,185	74,963	(24,492)	1,335,547

* Other operating income includes insurance premium income earned, and operating expenses include insurance benefits and claims.

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

Business segments comprise the Group's secondary segment. The Group provides services through six main business segments: corporate banking, personal banking, treasury operations, investment banking, insurance and other operations. Segment revenue, segment expense, segment result, segment assets and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Corporate banking – providing services to corporate customers, government authorities and financial institutions including current accounts, deposits, overdrafts, lending, custody, trade related products and other credit facilities, foreign currency and derivative products.

Personal banking – providing services to retail customers including current accounts, savings, deposits, investment savings products, credit and debit cards, consumer loans and mortgages.

Treasury operations – consisting of foreign exchange transactions, customer-based interest rate and foreign exchange derivative transactions, money market transactions, proprietary trading and asset-liability management. Funding is provided to and from individual business segments through treasury operations as part of the asset and liability management process. The transactions are eliminated on consolidation.

Investment banking – consisting of debt and equity underwriting and financial advisory, sales and trading of securities, stock brokerage, investment research and asset management services, and private equity investment services.

Insurance – underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitutes a separately reportable segment.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

As at and for the six month period ended 30 June 2008

	Corporate banking	Personal banking	Treasury operation	Investment banking	Insurance	Others	Elimination	Total
Interest income	70,609	48,643	47,609	1,177	552	294	(27,479)	141,405
Interest expense	(26,859)	(27,579)	(30,740)	(997)	-	(1,186)	27,479	(59,882)
Net interest income/(expense)	43,750	21,064	16,869	180	552	(892)	-	81,523
Fee and commission income	14,931	6,411	1,845	1,090	1	158	(323)	24,113
Fee and commission expense	(488)	(606)	(150)	(274)	(383)	(112)	265	(1,748)
Net fee and commission income/(expense)	14,443	5,805	1,695	816	(382)	46	(58)	22,365
Net trading gains/(losses)	423	304	4,271	(181)	(1,379)	37	-	3,475
Net gains on investment securities	-	-	579	-	48	108	-	735
Other operating income	81	3,017	5	148	4,883	3,350	(718)	10,766
Operating income	58,697	30,190	23,419	963	3,722	2,649	(776)	118,864
Operating expenses	(17,127)	(16,454)	(6,442)	(362)	(4,030)	(1,195)	735	(44,875)
Impairment losses on assets	(6,057)	(449)	(10,629)	-	(8)	(1)	-	(17,144)
Operating profit	35,513	13,287	6,348	601	(316)	1,453	(41)	56,845
Share of results of associates and joint ventures	-	-	-	262	11	329	(86)	516
Profit before income tax	35,513	13,287	6,348	863	(305)	1,782	(127)	57,361
Income tax expense								(12,716)
Profit for the period								44,645
Segment assets	2,313,377	838,073	3,293,729	123,214	29,730	122,172	(244,244)	6,476,051
Investments in associates and joint ventures	-	-	-	1,458	257	5,392	(37)	7,070
Total assets	2,313,377	838,073	3,293,729	124,672	29,987	127,564	(244,281)	6,483,121
Capital expenditure	595	656	31	44	20	5,978	-	7,324

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

II NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

31 Segment information (continued)

As at 31 December 2007 and for the six month period ended 30 June 2007

	Corporate banking	Personal banking	Treasury operation	Investment banking	Insurance	Others	Elimination	Total
Interest income	54,464	46,965	48,150	511	394	215	(28,196)	122,503
Interest expense	(23,773)	(26,262)	(27,661)	(353)	-	(1,623)	28,196	(51,476)
Net interest income/ (expense)	30,691	20,703	20,489	158	394	(1,408)	-	71,027
Fee and commission income	8,899	6,261	1,002	967	1	114	(211)	17,033
Fee and commission expense	(166)	(859)	(80)	(344)	(262)	(93)	180	(1,624)
Net fee and commission income/(expense)	8,733	5,402	922	623	(261)	21	(31)	15,409
Net trading gains/(losses)	155	439	(5,520)	317	(368)	80	-	(4,897)
Net gains on investment securities	-	-	619	-	-	365	-	984
Other operating income	13	244	2	38	3,531	4,107	(672)	7,263
Operating income	39,592	26,788	16,512	1,136	3,296	3,165	(703)	89,786
Operating expenses	(12,760)	(11,671)	(4,840)	(293)	(3,129)	(1,072)	703	(33,062)
Impairment losses on assets	(4,494)	(636)	(1,172)	(244)	(12)	149	-	(6,409)
Operating profit	22,338	14,481	10,500	599	155	2,242	-	50,315
Share of results of associates and joint ventures	-	-	-	323	53	280	(51)	605
Profit before income tax	22,338	14,481	10,500	922	208	2,522	(51)	50,920
Income tax expense								(18,538)
Profit for the period								32,382
Segment assets	2,064,142	811,793	2,983,730	33,419	28,222	114,406	(51,274)	5,984,438
Investments in associates and joint ventures	-	-	-	1,373	245	5,206	(45)	6,779
Total assets	2,064,142	811,793	2,983,730	34,792	28,467	119,612	(51,319)	5,991,217
Capital expenditure	719	792	38	19	134	2,924	-	4,626

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT

1 Credit risk

1.1 Loans and advances

(1) Concentrations of risk for loans and advances to customers

(i) The economic sector concentration of risk for loans and advances to customers (gross) are as follows:

	As at 30 June 2008		As at 31 December 2007	
	Amount	% of total	Amount	% of total
Corporate loans				
Manufacturing	768,434	23.69%	687,925	24.13%
Commerce and services	462,724	14.27%	357,702	12.55%
Energy, mineral and agriculture	357,428	11.02%	291,810	10.24%
Transportation and logistics	289,942	8.94%	266,905	9.36%
Real estate	279,773	8.63%	247,481	8.68%
Public utilities	121,957	3.76%	113,355	3.98%
Construction	48,935	1.51%	45,343	1.59%
Financial services	68,410	2.11%	53,474	1.88%
Others	65,473	2.02%	53,982	1.89%
Subtotal	2,463,076	75.95%	2,117,977	74.30%
Personal loans				
Mortgage loans	618,129	19.06%	577,655	20.26%
Credit card advances	11,927	0.37%	10,677	0.38%
Others	149,708	4.62%	144,252	5.06%
Subtotal	779,764	24.05%	732,584	25.70%
Gross amounts of loans and advances before allowance for impairment losses	3,242,840	100.00%	2,850,561	100.00%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.1 Loans and advances (continued)

(1) Concentrations of risk for loans and advances to customers (continued)

	As at 30 June 2008		As at 31 December 2007	
	Amount	% of total	Amount	% of total
Chinese Mainland				
Corporate loans				
Manufacturing	683,956	21.08%	629,327	22.08%
Commerce and services	308,885	9.53%	280,465	9.84%
Energy, mineral and agriculture	308,603	9.52%	266,323	9.34%
Transportation and logistics	239,511	7.39%	223,355	7.84%
Real estate	163,627	5.05%	143,613	5.04%
Public utilities	120,113	3.70%	112,231	3.94%
Construction	39,616	1.22%	38,560	1.35%
Financial services	36,994	1.14%	33,897	1.19%
Others	2,635	0.08%	2,401	0.08%
Subtotal	1,903,940	58.71%	1,730,172	60.70%
Personal loans				
Mortgage loans	491,233	15.15%	454,984	15.96%
Credit card advances	6,925	0.21%	5,307	0.19%
Others	130,977	4.04%	125,242	4.39%
Subtotal	629,135	19.40%	585,533	20.54%
Total for Chinese Mainland	2,533,075	78.11%	2,315,705	81.24%
Hong Kong and Macau				
Corporate loans				
Real estate	99,789	3.08%	92,109	3.23%
Commerce and services	97,994	3.02%	63,188	2.22%
Transportation and logistics	34,435	1.06%	34,069	1.20%
Manufacturing	37,017	1.14%	32,343	1.13%
Energy, mineral and agriculture	8,209	0.25%	8,523	0.30%
Financial services	9,305	0.29%	8,317	0.29%
Construction	8,874	0.27%	6,466	0.23%
Others	47,086	1.46%	41,353	1.45%
Subtotal	342,709	10.57%	286,368	10.05%
Personal loans				
Mortgage loans	125,052	3.86%	121,187	4.24%
Credit card advances	4,888	0.15%	5,283	0.19%
Others	18,199	0.56%	18,419	0.65%
Subtotal	148,139	4.57%	144,889	5.08%
Total for Hong Kong and Macau	490,848	15.14%	431,257	15.13%
Other overseas operations	218,917	6.75%	103,599	3.63%
Gross amounts of loans and advances before allowance for impairment losses	3,242,840	100.00%	2,850,561	100.00%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.1 Loans and advances (continued)

(1) Concentrations of risk for loans and advances to customers (continued)

(ii) Loan concentration by geographic region in Chinese Mainland

	As at 30 June 2008		As at 31 December 2007	
	Amount	% of total	Amount	% of total
Northern China	416,950	16.46%	387,527	16.73%
Northeastern China	161,410	6.37%	146,106	6.31%
Eastern China	1,061,927	41.92%	965,810	41.71%
Central and Southern China	639,677	25.25%	587,995	25.39%
Western China	253,111	10.00%	228,267	9.86%
Total	2,533,075	100.00%	2,315,705	100.00%

(2) Identified impaired loans and impairment allowance

(i) Identified impaired loans by geography and industry

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	% of total	Impaired loan ratio	Impaired loans	% of total	Impaired loan ratio
Chinese Mainland						
Corporate loans						
Manufacturing	31,046	35.60%	4.54%	32,873	36.40%	5.22%
Commerce and services	17,533	20.11%	5.68%	18,912	20.94%	6.74%
Energy, mineral and agriculture	6,792	7.79%	2.20%	5,606	6.21%	2.10%
Transportation and logistics	9,729	11.16%	4.06%	8,922	9.88%	3.99%
Real estate	6,230	7.14%	3.81%	6,992	7.74%	4.87%
Public utilities	4,317	4.95%	3.59%	4,547	5.03%	4.05%
Construction	1,301	1.49%	3.28%	1,651	1.83%	4.28%
Financial services	155	0.18%	0.42%	255	0.28%	0.75%
Others	6	0.01%	0.23%	8	0.01%	0.33%
Subtotal	77,109	88.43%	4.05%	79,766	88.32%	4.61%
Personal loans						
Mortgage loans	3,931	4.51%	0.80%	4,066	4.50%	0.89%
Credit card advances	338	0.39%	4.88%	279	0.31%	5.26%
Others	5,012	5.74%	3.83%	5,326	5.90%	4.25%
Subtotal	9,281	10.64%	1.48%	9,671	10.71%	1.65%
Total for Chinese Mainland	86,390	99.07%	3.41%	89,437	99.03%	3.86%
Overseas operations	807	0.93%	0.11%	880	0.97%	0.16%
Gross amounts of loans and advances before allowance for impairment losses	87,197	100.00%	2.69%	90,317	100.00%	3.17%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.1 Loans and advances (continued)

(2) Identified impaired loans and impairment allowance (continued)

(ii) Impaired loans and related allowance by geographical area

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	Collectively assessed allowance	Individually assessed allowance	Impaired loans	Collectively assessed allowance	Individually assessed allowance
Chinese Mainland	86,390	11,497	50,075	89,437	12,241	51,349
Hong Kong and Macau	626	52	397	695	60	393
Other overseas operations	181	32	85	185	33	95
Total	87,197	11,581	50,557	90,317	12,334	51,837

(iii) Impaired loans concentration by geographic region in Chinese Mainland

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	% of total	Impaired loan ratio	Impaired loans	% of total	Impaired loan ratio
Northern China	19,527	22.60%	4.68%	20,820	23.28%	5.37%
Northeastern China	9,995	11.57%	6.19%	10,592	11.84%	7.25%
Eastern China	19,030	22.03%	1.79%	20,132	22.51%	2.08%
Central and Southern China	23,077	26.71%	3.61%	24,663	27.58%	4.19%
Western China	14,761	17.09%	5.83%	13,230	14.79%	5.80%
Total	86,390	100.00%	3.41%	89,437	100.00%	3.86%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.1 Loans and advances (continued)

(2) Identified impaired loans and impairment allowance (continued)

(iv) Impaired loans by customer type

Group

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	% of total	Impaired loan ratio	Impaired loans	% of total	Impaired loan ratio
Corporate loans and advances	77,815	89.24%	3.16%	80,455	89.08%	3.80%
Personal loans and advances	9,382	10.76%	1.20%	9,862	10.92%	1.35%
Total	87,197	100.00%	2.69%	90,317	100.00%	3.17%

Domestic

	As at 30 June 2008			As at 31 December 2007		
	Impaired loans	% of total	Impaired loan ratio	Impaired loans	% of total	Impaired loan ratio
Corporate loans and advances	77,109	89.26%	4.05%	79,766	89.19%	4.61%
Personal loans and advances	9,281	10.74%	1.48%	9,671	10.81%	1.65%
Total	86,390	100.00%	3.41%	89,437	100.00%	3.86%

(3) Loans and advances rescheduled

All rescheduled loans are determined to be impaired at 30 June 2008 and 31 December 2007.

Within impaired loans and advances, rescheduled loans and advances that were overdue for 90 days or less are as follows:

	As at 30 June 2008		As at 31 December 2007	
	Amount	%of total loans and advances to customers	Amount	%of total loans and advances to customers
Loans and advances to customers (overdue for 90 days or less)	285	0.01%	1,843	0.06%

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.2 Debt securities

The table below represents an analysis of the carrying value of debt securities by credit rating and credit risk characteristic.

	As at 30 June 2008							
					Unrated (1)			
	AAA	AA	A	Lower than A	PRC government and government bodies	Other governments and government agencies	Other	Total
Investment debt securities								
US subprime mortgage related debt securities	13,450	7,911	1,573	1,971	-	75	-	24,980
US Alt-A mortgage-backed securities	12,332	119	-	88	-	-	-	12,539
US Non-Agency mortgage-backed securities	34,486	15	321	-	-	-	-	34,822
US Freddie Mac and Fannie Mae								
– issued debt securities	71,589	142	-	-	-	-	-	71,731
– mortgage-backed securities	583	-	50	-	-	44,976	-	45,609
Other debt securities	98,068	125,208	66,296	4,097	930,618	54,212	91,007	1,369,506
Subtotal	230,508	133,395	68,240	6,156	930,618	99,263	91,007	1,559,187
Financial assets at fair value through profit or loss								
US Freddie Mac and Fannie Mae								
– issued debt securities	1,226	-	-	-	-	-	-	1,226
Other debt securities	4,464	18,588	20,163	3,670	29,851	6,525	1,048	84,309
Subtotal	5,690	18,588	20,163	3,670	29,851	6,525	1,048	85,535
Total	236,198	151,983	88,403	9,826	960,469	105,788	92,055	1,644,722

	As at 31 December 2007							
					Unrated (1)			
	AAA	AA	A	Lower than A	PRC government and government bodies	Other governments and government agencies	Other	Total
Investment debt securities								
US subprime mortgage related debt securities	25,968	9,453	400	557	-	76	-	36,454
US Alt-A mortgage-backed securities	17,718	-	-	-	-	-	322	18,040
US Non-Agency mortgage-backed securities	45,096	21	-	-	-	-	-	45,117
US Freddie Mac and Fannie Mae								
– issued debt securities	105,699	152	87	-	-	17	-	105,955
– mortgage-backed securities	2,497	293	-	-	-	50,084	-	52,874
Other debt securities	104,503	121,188	59,359	6,399	895,592	30,460	97,070	1,314,571
Subtotal	301,481	131,107	59,846	6,956	895,592	80,637	97,392	1,573,011
Financial assets at fair value through profit or loss								
US Freddie Mac and Fannie Mae								
– issued debt securities	625	-	-	-	-	-	-	625
Other debt securities	7,442	20,125	19,019	3,883	54,952	4,909	6,118	116,448
Subtotal	8,067	20,125	19,019	3,883	54,952	4,909	6,118	117,073
Total	309,548	151,232	78,865	10,839	950,544	85,546	103,510	1,690,084

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

1 Credit risk (continued)

1.2 Debt securities (continued)

(1) The Group's unrated debt securities include those issued by PRC Government and PRC government bodies, such as the Ministry of Finance ("MOF"), PBOC, PRC policy banks and asset management companies invested by MOF directly (together "PRC government and government bodies") and those issued by other country government bodies and agencies ("Other governments and government agencies").

The Group's available-for-sale and held-to-maturity investment securities held is individually assessed for impairment. The Group's accumulated impairment allowances on available-for-sale and held-to-maturity investment securities held at 30 June 2008 amounted to RMB19,059 million and RMB2,277 million, respectively (as at 31 December 2007: RMB10,451 million and RMB1,612 million). The carrying value of the available-for-sale and held-to-maturity investment securities considered impaired as at 30 June 2008 was RMB36,192 million and RMB6,199 million respectively (as at 31 December 2007: RMB20,634 million and RMB3,738 million).

1.3 Derivatives

The credit risk weighted amounts represent the counterparty credit risk associated with derivative transactions and are calculated with reference to the guidelines issued by the CBRC or Hong Kong Monetary Authority as appropriate and are dependent on, among other factors, the creditworthiness of the customer and the maturity characteristics of each type of contract.

	As at 30 June 2008	As at 31 December 2007
Exchange rate contracts		
Currency forwards and swaps, and cross-currency interest rate swaps	15,104	8,925
Currency options	177	228
Interest rate contracts		
Interest rate swaps	10,395	3,763
Interest rate options	13	9
Interest rate futures	–	10
Equity derivatives	70	46
Precious metals and other commodity derivatives	1,897	1,060
	27,656	14,041

The credit risk weighted amounts stated above have not taken into account any effects of netting arrangements.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk

2.1 Value at risk

The Group applies a VAR methodology to its trading portfolios to estimate the market risk of positions held.

VAR is used to estimate the maximum potential losses arising from adverse market movements in a specific holding period and within a certain confidence level.

VAR analysis is performed separately by the Bank and its major subsidiaries that are exposed to market risk, BOC Hong Kong (Holdings) Limited ("BOCHK") and BOC International Holdings Limited ("BOCI").

Since 1 April 2008, the Bank has used a 99% level of confidence (therefore 1% statistical probability that actual losses could be greater than the VAR estimate) and historical simulation approach to calculate the VAR estimate, prior to this a 95% level of confidence and Monte Carlo Simulation approach was used.

Since 1 April 2007, BOCHK has used a 99% level of confidence and a historical simulation approach; prior to this a variance-covariance approach was used. BOCI uses a 99% level of confidence and a historical simulation model to calculate the VAR estimate. The holding period of the VAR calculations is one day.

The chart below shows the VAR of trading book by types of risk during the six month period ended 30 June 2008 and 30 June 2007:

Unit: USD million

	For the six month period ended 30 June					
	2008 (1)			2007 (2)		
	Average	High	Low	Average	High	Low
Bank VAR						
Interest rate risk	5.52	13.45	0.94	5.11	8.96	1.33
Foreign exchange risk	0.79	2.53	0.13	1.29	8.24	0.20
Volatility risk	0.36	0.91	0.07	0.41	0.97	0.10
Total Bank VAR	5.87	14.10	1.13	5.30	9.07	2.49

(1) The Bank's VAR for the six month period ended 30 June 2008 was calculated on head office and domestic branch foreign currency and RMB trading positions, excluding customer driven foreign currency transactions against RMB.

(2) The Bank's VAR for the six month period ended 30 June 2007 was calculated on head office and domestic branch foreign currency trading positions only.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.1 Value at risk (continued)

Unit: USD million

	For the six month period ended 30 June					
	2008			2007		
	Average	High	Low	Average	High	Low
BOCHK VAR						
Interest rate risk	0.27	0.48	0.13	0.23	0.40	0.09
Foreign exchange risk	0.59	0.94	0.36	0.43	0.66	0.13
Equity risk	0.08	0.36	0.02	0.04	0.08	0.02
Commodity risk	0.01	0.06	0.00	0.01	0.06	0.00
Total BOCHK VAR	0.66	1.00	0.38	0.40	0.62	0.18
BOCI VAR	5.97	9.04	4.87	2.70	3.91	1.87

VAR for each risk factor is the independently derived largest potential loss in a specific holding period and within a certain confidence level due to fluctuations solely in that risk factor. The individual VARs did not add up to the total VAR as there was diversification effect due to correlation amongst the risk factors.

The exposure of the Group to potential price movement in commodity financial instruments and the related potential impact on the Group's income statement are considered to be insignificant.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.2 GAP Analysis

The table below summarises the Group's exposure to interest rate risks. It includes the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

	As at 30 June 2008						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-Interest bearing	Total
Assets							
Cash and due from banks	23,524	-	-	-	-	36,572	60,096
Balances with central banks	780,818	65,431	70,171	-	-	30,125	946,545
Placements with banks and other financial institutions	228,596	72,401	23,881	-	-	-	324,878
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	30,465	30,465
Precious metals	-	-	-	-	-	47,799	47,799
Financial assets at fair value through profit or loss	8,454	10,856	16,706	28,303	21,216	5,322	90,857
Derivative financial assets	-	-	-	-	-	72,996	72,996
Loans and advances to customers, net	723,319	582,022	1,772,624	40,537	14,326	9,144	3,141,972
Investment securities							
- available-for-sale	78,787	51,741	117,694	303,745	156,123	13,168	721,258
- held-to-maturity	64,135	66,569	74,700	122,888	49,649	-	377,941
- loans and receivables	58,087	20,485	18,711	333,261	42,600	-	473,144
Investment in associates and joint ventures	-	-	-	-	-	7,070	7,070
Property and equipment	-	-	-	-	-	84,704	84,704
Investment property	-	-	-	-	-	9,975	9,975
Deferred income tax assets	-	-	-	-	-	15,246	15,246
Other assets	341	-	-	-	-	77,834	78,175
Total assets	**1,966,061**	**869,505**	**2,094,487**	**828,734**	**283,914**	**440,420**	**6,483,121**

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.2 GAP Analysis (continued)

	As at 30 June 2008						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-Interest bearing	Total
Liabilities							
Due to banks and other financial institutions	363,167	-	-	-	-	47,218	410,385
Due to central banks	19,688	4,134	27,632	-	-	95	51,549
Bank notes in circulation	-	-	-	-	-	30,458	30,458
Certificates of deposit and placements from banks and other financial institutions	141,406	38,827	42,546	1,598	-	1,056	225,433
Financial liabilities at fair value through profit or loss	29,371	15,724	10,934	1,041	7,079	3,986	68,135
Derivative financial liabilities	-	-	-	-	-	40,882	40,882
Due to customers	2,984,559	538,999	1,081,395	210,376	4,277	44,058	4,863,664
Bonds issued	-	9,000	2,421	45,094	8,466	-	64,981
Other borrowings	3,032	6,896	13,753	10,464	10,230	2,843	47,218
Current tax liabilities	-	-	-	-	-	14,210	14,210
Retirement benefit obligations	-	-	-	-	-	6,877	6,877
Deferred income tax liabilities	-	-	-	-	-	2,506	2,506
Other liabilities	-	-	-	-	-	197,153	197,153
Total liabilities	**3,541,223**	**613,580**	**1,178,681**	**268,573**	**30,052**	**391,342**	**6,023,451**
Total interest repricing gap	(1,575,162)	255,925	915,806	560,161	253,862	49,078	459,670

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.2 GAP Analysis (continued)

	As at 31 December 2007						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-Interest bearing	Total
Assets							
Cash and due from banks	36,281	-	-	-	-	34,940	71,221
Balances with central banks	618,952	25,431	80,171	-	-	26,790	751,344
Placements with banks and other financial institutions	277,395	79,593	29,660	-	-	-	386,648
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	32,478	32,478
Precious metals	-	-	-	-	-	44,412	44,412
Financial assets at fair value through profit or loss	12,425	25,096	29,116	25,015	25,422	7,591	124,665
Derivative financial assets	-	-	-	-	-	45,839	45,839
Loans and advances to customers, net	765,645	449,676	1,471,136	39,128	22,278	6,630	2,754,493
Investment securities							
- available-for-sale	106,442	95,020	92,739	167,809	205,735	15,250	682,995
- held-to-maturity	57,399	64,056	118,453	136,946	69,793	-	446,647
- loans and receivables	18,477	16,140	44,395	337,008	42,600	-	458,620
Investment in associates and joint ventures	-	-	-	-	-	6,779	6,779
Property and equipment	-	-	-	-	-	83,805	83,805
Investment property	-	-	-	-	-	9,986	9,986
Deferred income tax assets	-	-	-	-	-	17,647	17,647
Other assets	158	-	-	-	-	73,480	73,638
Total assets	**1,893,174**	**755,012**	**1,865,670**	**705,906**	**365,828**	**405,627**	**5,991,217**

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.2 GAP Analysis (continued)

	As at 31 December 2007						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-Interest bearing	Total
Liabilities							
Due to banks and other financial institutions	285,700	–	–	–	–	39,148	324,848
Due to central banks	55,501	5,406	29,477	–	–	101	90,485
Bank notes in circulation	-	–	-	–	–	32,605	32,605
Certificates of deposit and placements from banks and other financial institutions	174,924	36,257	31,222	2,081	-	3,998	248,482
Financial liabilities at fair value through profit or loss	54,226	14,044	10,985	1,583	785	5,032	86,655
Derivative financial liabilities	-	-	-	-	–	27,262	27,262
Due to customers	2,718,020	483,456	951,852	201,062	75	45,646	4,400,111
Bonds issued	–	9,000	1,848	44,381	9,162	-	64,391
Other borrowings	3,122	3,264	7,344	15,723	11,425	10,830	51,708
Current tax liabilities	-	–	–	–	–	21,045	21,045
Retirement benefit obligations	–	–	–	–	–	7,231	7,231
Deferred income tax liabilities	–	–	–	–	-	2,894	2,894
Other liabilities	4	–	–	–	–	182,839	182,843
Total liabilities	**3,291,497**	**551,427**	**1,032,728**	**264,830**	**21,447**	**378,631**	**5,540,560**
Total interest repricing gap	(1,398,323)	203,585	832,942	441,076	344,381	26,996	450,657

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk

The Group's net foreign currency positions as at 30 June 2008 and 31 December 2007 are analysed below:

	As at 30 June 2008		As at 31 December 2007	
	RMB million	USD million equivalent*	RMB million	USD million equivalent*
Net foreign currency position of the Group(i)	119,671	17,447	144,877	19,834
Less:				
Foreign currency denominated net investment in foreign operations (ii)	(107,350)	(15,651)	(114,637)	(15,694)
Net position (iii)	12,321	1,796	30,240	4,140

* The Group's foreign currency position expressed in USD equivalent in the above table comprises all net foreign currency exposures as at 30 June 2008 and 31 December 2007 based on the respective period/ year-end closing foreign exchange rates of each currency with the USD.

(i) Net foreign currency position of the Group represents the difference between the Group's net on-balance sheet foreign currency position and the net off-balance sheet foreign currency position.

(ii) The Group's net investment in foreign operations represents the foreign currency net assets/liabilities of overseas subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than RMB. The results of operations and financial position of these operations are translated into RMB, for reporting purposes with all exchange differences arising from the translation recognised under "Currency translation differences" as a separate component of equity. In addition, the operating result and financial position of these foreign operations are exposed to foreign currency movements against their functional currencies.

(iii) During the six month period ended 30 June 2008, the Bank entered into certain foreign exchange derivative transactions as part of asset and liability management and funding requirements, and concurrently, entered into foreign exchange spot transactions to reduce its net foreign currency position.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk (continued)

The table below summarises the Group's exposure to foreign currency exchange rate risk as at 30 June 2008 and 31 December 2007. Included in the table are the carrying amounts of the assets and liabilities of the Group along with off-balance sheet positions and credit commitments in RMB equivalent, categorised by the original currency. Derivative financial instruments are included in net off-balance sheet position using notional amounts.

	As at 30 June 2008							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	25,337	23,673	4,745	2,841	1,284	570	1,646	60,096
Balances with central banks	925,410	16,114	1,894	971	57	-	2,099	946,545
Placements with banks and other financial institutions	122,371	92,489	65,982	20,613	3,764	9,273	10,386	324,878
Government certificates of indebtedness for bank notes issued	-	-	28,512	-	-	-	1,953	30,465
Precious metals	-	-	1,620	-	-	-	46,179	47,799
Financial assets at fair value through profit or loss	31,895	27,392	26,765	2,208	45	-	2,552	90,857
Derivative financial assets	25,055	27,697	18,322	937	244	558	183	72,996
Loans and advances to customers, net	2,067,249	593,712	366,011	55,894	26,721	5,790	26,595	3,141,972
Investment securities								
- available-for-sale	317,647	289,677	41,171	42,043	11,212	2,134	17,374	721,258
- held-to-maturity	214,774	95,356	40,784	5,910	1,251	1,048	18,818	377,941
- loans and receivables	411,365	538	17,778	15,886	-	6,759	20,818	473,144
Investment in associates and joint ventures	2,161	982	3,927	-	-	-	-	7,070
Property and equipment	47,687	22,226	11,876	140	1,036	450	1,289	84,704
Investment property	-	-	8,617	-	-	-	1,358	9,975
Deferred income tax assets	14,991	102	150	-	-	-	3	15,246
Other assets	42,561	22,039	9,677	1,602	264	344	1,688	78,175
Total assets	4,248,503	1,211,997	647,831	149,045	45,878	26,926	152,941	6,483,121

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk (continued)

	As at 30 June 2008							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	295,462	54,589	6,920	4,283	2,979	433	45,719	410,385
Due to central banks	-	44,957	5,569	975	-	-	48	51,549
Bank notes in circulation	-	-	28,512	-	-	-	1,946	30,458
Certificates of deposit and placements from banks and other financial institutions	109,536	97,202	4,152	5,973	4,987	1,234	2,349	225,433
Financial liabilities at fair value through profit or loss	24,511	24,982	12,861	2,120	13	424	3,224	68,135
Derivative financial liabilities	-	25,225	14,214	569	36	603	235	40,882
Due to customers	3,725,425	421,750	506,121	53,779	21,899	31,722	102,968	4,863,664
Bonds issued	62,408	761	1,760	-	-	-	52	64,981
Other borrowings	-	29,565	-	12,720	2,839	283	1,811	47,218
Current tax liabilities	11,297	274	1,942	85	-	142	470	14,210
Retirement benefit obligations	6,862	15	-	-	-	-	-	6,877
Deferred income tax liabilities	81	588	1,802	-	-	-	35	2,506
Other liabilities	125,257	23,646	41,606	2,330	1,623	820	1,871	197,153
Total liabilities	**4,360,839**	**723,554**	**625,459**	**82,834**	**34,376**	**35,661**	**160,728**	**6,023,451**
Net on-balance sheet position	(112,336)	488,443	22,372	66,211	11,502	(8,735)	(7,787)	459,670
Net off-balance sheet position	489,130	(464,884)	57,999	(60,837)	(10,744)	10,026	16,105	36,795
Credit commitments	688,797	490,711	155,224	77,282	15,268	4,650	14,020	1,445,952

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk (continued)

	As at 31 December 2007							
	RMB	**USD**	**HKD**	**EURO**	**JPY**	**GBP**	**Others**	**Total**
Assets								
Cash and due from banks	23,149	38,412	4,216	1,854	1,280	598	1,712	71,221
Balances with central banks	724,471	19,179	3,556	1,050	77	-	3,011	751,344
Placements with banks and other financial institutions	39,993	196,256	118,014	13,553	1,128	6,437	11,267	386,648
Government certificates of indebtedness for bank notes issued	-	-	30,686	-	-	-	1,792	32,478
Precious metals	-	-	1,630	-	-	-	42,782	44,412
Financial assets at fair value through profit or loss	59,020	32,728	24,336	4,056	-	-	4,525	124,665
Derivative financial assets	18,856	12,584	13,462	79	12	256	590	45,839
Loans and advances to customers, net	1,885,841	433,151	342,996	42,357	22,440	4,862	22,846	2,754,493
Investment securities	-							
- available-for-sale	276,690	295,293	47,534	36,386	10,930	1,995	14,167	682,995
- held-to-maturity	221,625	134,387	68,185	4,941	-	1,431	16,078	446,647
- loans and receivables	410,538	3,366	24,824	401	1,281	-	18,210	458,620
Investment in associates and joint ventures	2,824	865	3,090	-	-	-	-	6,779
Property and equipment	48,561	19,545	12,732	131	1,033	482	1,321	83,805
Investment property	-	-	8,624	-	-	-	1,362	9,986
Deferred income tax assets	17,446	69	77	-	-	-	55	17,647
Other assets	31,591	19,865	18,618	1,552	269	432	1,311	73,638
Total assets	**3,760,605**	**1,205,700**	**722,580**	**106,360**	**38,450**	**16,493**	**141,029**	**5,991,217**

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

2 Market risk (continued)

2.3 Foreign currency risk (continued)

	As at 31 December 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	229,319	36,378	6,681	4,432	3,537	319	44,182	324,848
Due to central banks	40,000	42,502	7,242	701	-	-	40	90,485
Bank notes in circulation	-	-	30,686	-	-	-	1,919	32,605
Certificates of deposit and placements from banks and other financial institutions	170,332	66,683	4,349	2,242	1,452	964	2,460	248,482
Financial liabilities at fair value through profit or loss	37,130	30,110	17,471	1,395	-	25	524	86,655
Derivative financial liabilities	-	16,782	9,400	73	12	827	168	27,262
Due to customers	3,239,078	384,682	588,231	46,140	28,015	23,181	90,784	4,400,111
Bonds issued	62,276	786	1,329	-	-	-	-	64,391
Other borrowings	-	32,562	-	13,732	3,085	426	1,903	51,708
Current tax liabilities	18,731	278	1,336	58	39	125	478	21,045
Retirement benefit obligations	7,231	-	-	-	-	-	-	7,231
Deferred income tax liabilities	-	665	2,178	-	-	-	51	2,894
Other liabilities	102,725	31,140	42,205	2,645	1,390	956	1,782	182,843
Total liabilities	**3,906,822**	**642,568**	**711,108**	**71,418**	**37,530**	**26,823**	**144,291**	**5,540,560**
Net on-balance sheet position	(146,217)	563,132	11,472	34,942	920	(10,330)	(3,262)	450,657
Net off-balance sheet position	476,729	(534,295)	98,248	(35,862)	(751)	10,023	10,640	24,732
Credit commitments	613,722	450,244	174,455	63,346	16,203	4,707	12,870	1,335,547

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Liquidity risk

The table below analyses the Group's assets and liabilities by carrying amount as at 30 June 2008 and 31 December 2007 into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	As at 30 June 2008							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	60,096	-	-	-	-	-	60,096
Balances with central banks	-	142,150	668,793	65,431	70,171	-	-	946,545
Placements with banks and other financial institutions	-	-	228,526	71,242	25,083	27	-	324,878
Government certificates of indebtedness for bank notes issued	-	30,465	-	-	-	-	-	30,465
Precious metals	-	47,799	-	-	-	-	-	47,799
Financial assets at fair value through profit or loss	-	2,597	6,440	6,391	13,595	33,322	28,512	90,857
Derivative financial assets	-	15,689	4,986	14,711	24,245	12,649	716	72,996
Loans and advances to customers, net	22,237	35,515	161,911	328,639	885,026	875,739	832,905	3,141,972
Investment securities								
- available-for-sale	-	-	14,974	18,188	104,779	367,535	215,782	721,258
- held-to-maturity	-	-	30,082	25,166	60,390	187,841	74,462	377,941
- loans and receivables	-	-	55,982	21,650	13,206	333,561	48,745	473,144
Investment in associates and joint ventures	-	-	-	-	-	595	6,475	7,070
Property and equipment	-	-	-	-	-	-	84,704	84,704
Investment property	-	-	-	-	-	-	9,975	9,975
Deferred income tax assets	-	-	-	-	6	15,240	-	15,246
Other assets	259	14,788	15,103	13,117	10,819	13,043	11,046	78,175
Total assets	22,496	349, 099	1,186,797	564,535	1,207,320	1,839,552	1,313,322	6,483,121

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Liquidity risk (continued)

	As at 30 June 2008							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	410,385	-	-	-	-	-	410,385
Due to central banks	-	15,463	4,302	4,135	27,646	3	-	51,549
Bank notes in circulation	-	30,458	-	-	-	-	-	30,458
Certificates of deposit and placements from banks and other financial institutions	-	1,526	140,983	38,827	42,494	1,598	5	225,433
Financial liabilities at fair value through profit or loss	-	-	29,096	14,158	14,365	3,229	7,287	68,135
Derivative financial liabilities	-	12,054	3,271	6,754	7,827	9,970	1,006	40,882
Due to customers	-	2,099,816	746,445	555,618	1,231,726	223,228	6,831	4,863,664
Bonds issued	-	-	-	-	2,421	2,408	60,152	64,981
Other borrowings	-	-	762	456	3,813	18,133	24,054	47,218
Current tax liabilities	-	-	2	85	14,123	-	-	14,210
Retirement benefit obligations	-	-	80	160	718	2,902	3,017	6,877
Deferred income tax liabilities	-	-	-	-	2	2,504	-	2,506
Other liabilities	-	67,217	17,773	34,853	47,939	21,655	7,716	197,153
Total liabilities	-	2,636,919	942,714	655,046	1,393,074	285,630	110,068	6,023,451
Net Liquidity Gap	22,496	(2,287,820)	244, 083	(90,511)	(185,754)	1,553,922	1,203,254	459,670

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Liquidity risk (continued)

	As at 31 December 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	71,221	-	-	-	-	-	71,221
Balances with central banks	-	121,681	524,061	25,431	80,171	-	-	751,344
Placements with banks and other financial institutions	-	-	276,014	76,777	33,847	10	-	386,648
Government certificates of indebtedness for bank notes issued	-	32,478	-	-	-	-	-	32,478
Precious metals	-	44,412	-	-	-	-	-	44,412
Financial assets at fair value through profit or loss	-	4,235	8,398	19,142	26,147	31,303	35,440	124,665
Derivative financial instruments	-	11,879	4,587	5,727	16,666	4,237	2,743	45,839
Loans and advances to customers, net	24,894	26,904	135,571	262,986	758,152	771,723	774,263	2,754,493
Investment securities								
– available-for-sale	-	-	44,584	61,803	74,211	223,744	278,653	682,995
– held-to-maturity	-	-	28,918	30,676	96,417	203,707	86,929	446,647
– loans and receivables	-	-	18,477	16,140	37,950	337,308	48,745	458,620
Investment in associates and joint ventures	-	-	-	-	-	636	6,143	6,779
Property and equipment	-	-	-	-	-	-	83,805	83,805
Investment property	-	-	-	-	-	-	9,986	9,986
Deferred income tax assets	-	-	-	-	10	17,637	-	17,647
Other assets	168	9,607	17,630	9,662	10,300	11,694	14,577	73,638
Total assets	**25,062**	**322,417**	**1,058,240**	**508,344**	**1,133,871**	**1,601,999**	**1,341,284**	**5,991,217**

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

3 Liquidity risk (continued)

	As at 31 December 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	324,848	-	-	-	-	-	324,848
Due to central banks	-	11,425	44,155	5,408	29,497	-	-	90,485
Bank notes in circulation	-	32,605	-	-	-	-	-	32,605
Certificates of deposit and placements from banks and other financial institutions	-	895	171,559	35,574	33,058	7,396	-	248,482
Financial liabilities at fair value through profit or loss	-	-	50,148	11,729	16,557	6,430	1,791	86,655
Derivative financial instruments	-	7,791	3,051	3,025	6,183	3,831	3,381	27,262
Due to customers	-	2,026,682	717,561	466,710	985,708	202,954	496	4,400,111
Bonds issued	-	-	-	-	1,847	2,381	60,163	64,391
Other borrowings	-	-	1,153	668	5,214	18,392	26,281	51,708
Current tax liabilities	-	26	28	4	20,987	-	-	21,045
Retirement benefit obligations	-	-	81	162	728	3,025	3,235	7,231
Deferred income tax liabilities	-	-	-	-	-	2,894	-	2,894
Other liabilities	-	82,309	23,828	9,017	39,427	19,710	8,552	182,843
Total liabilities	-	2,486,581	1,011,564	532,297	1,139,206	267,013	103,899	5,540,560
Net liquidity gap	25,062	(2,164,164)	46,676	(23,953)	(5,335)	1,334,986	1,237,385	450,657

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Capital management

The tables below summarise the capital adequacy ratios and the composition of regulatory capital of the Group for the period ended 30 June 2008 and year ended 31 December 2007. The Group complied with the externally imposed capital requirements to which it is subject.

	As at 30 June 2008	As at 31 December 2007
Capital adequacy ratio	13.78%	13.34%
Core capital adequacy ratio	10.85%	10.67%

The capital adequacy ratios above are calculated in accordance with the rules and regulations promulgated by the CBRC. The regulatory indicators are measured according to the regulatory requirements and accounting standards of the reporting period.

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2008 (Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (continued)

4 Capital management (continued)

	As at 30 June 2008	As at 31 December 2007
Components of capital base		
Core capital:		
Share capital	253,828	253,794
Reserves	155,357	126,567
Minority interest	28,599	30,227
Total core capital	437,784	410,588
Supplementary capital:		
Collective impairment allowance	38,730	31,897
Long-term subordinated bonds issued	60,000	60,000
Others	24,859	16,672
Gross value of supplementary capital	123,589	108,569
Total capital base before deductions	561,373	519,157
Deductions:		
Goodwill	(1,721)	(1,752)
Investments in entities engaged in banking and financial activities which are not consolidated	(2,009)	(1,932)
Investment properties	(9,975)	(9,986)
Investments in commercial corporations	(5,061)	(4,847)
Total capital base after deductions	542,607	500,640
Core capital base after deductions (1)	427,541	400,454
Risk-weighted assets and market risk capital adjustment		
Risk-weighted assets and market risk capital adjustment	3,938,742	3,754,108

(1) Pursuant to the relevant regulations, 100% of goodwill and 50% of other deductions were applied in deriving the core capital base after deductions.

The increase of the regulatory capital in six month period ended 30 June 2008 was mainly due to the contribution of the current-period profit.

Unaudited Supplementary Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

According to HK IPO law and disclosure regulations of banking industry, The Group discloses following supplementary financial information:

1 Liquidity ratios

	As at 30 June 2008	As at 31 December 2007
RMB current assets to RMB current liabilities	44.23%	32.58%
Foreign currency current assets to foreign currency current liabilities	64.94%	75.91%

Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data as at 30 June 2008 and 31 December 2007 are based on the Chinese Accounting Standards 2006.

(Amount in millions of Renminbi, unless otherwise stated)

2 Currency concentrations

	Equivalent in million of Renminbi			
	USD	HKD	Others	Total
As at 30 June 2008				
Spot assets	1,222,199	626,503	372,403	2,221,105
Spot liabilities	(756,964)	(628,551)	(315,485)	(1,701,000)
Forward purchases	629,519	121,315	456,806	1,207,640
Forward sales	(1,095,872)	(64,581)	(502,756)	(1,663,209)
Net option position*	969	(1,716)	880	133
Net long position	(149)	52,970	11,848	64,669
Net structural position	23,208	24,420	4,273	51,901
As at 31 December 2007				
Spot assets	1,206,954	702,629	299,503	2,209,086
Spot liabilities	(664,232)	(715,603)	(281,562)	(1,661,397)
Forward purchases	502,008	140,720	203,885	846,613
Forward sales	(1,046,006)	(42,170)	(211,771)	(1,299,947)
Net option position*	4,212	(816)	(3,487)	(91)
Net long position	2,936	84,760	6,568	94,264
Net structural position	20,410	24,446	4,329	49,185

Included in the spot assets and liabilities and net long position above are those positions related to the Group's overseas subsidiaries and branches. Such positions are excluded from the net structural position above.

(Amount in millions of Renminbi, unless otherwise stated)

2 Currency concentrations (continued)

On the basis that these positions are excluded from the spot assets, spot liabilities and net long position; and are included in the net structural position, the positions would be as follows. All exchange differences arising from the translation of the net structural position shown below are recognized under the "Currency translation differences" as a separate component of equity, and therefore do not impact the Group's profit or loss.

	Equivalent in million of Renminbi			
	USD	HKD	Others	Total
As at 30 June 2008				
Net long/(short) position	20,834	(21,840)	1,873	867
Net structural position**	2,225	99,230	14,248	115,703
As at 31 December 2007				
Net long/(short) position	21,939	3,822	(5,371)	20,390
Net structural position**	1,407	105,384	16,268	123,059

* The net option position is calculated using the delta equivalent approach as set out in the requirements of the banking return of the Hong Kong Monetary Authority.

** This includes RMB position held by foreign operations.

(Amount in millions of Renminbi, unless otherwise stated)

3 Cross-border claims

The Group is principally engaged in business operations within Chinese Mainland, and regards all claims on third parties outside Chinese Mainland as cross-border claims.

Cross-border claims include balances with central banks, placements with banks and other financial institutions, government certificates of indebtedness for bank notes issued, financial assets at fair value through profit or loss, loans and advances to customers and investment securities.

Cross-border claims have been disclosed by different country or geographical areas. A country or geographical area is reported where it constitutes 10% or more of the aggregate amount of cross-border claims, after taking into account any risk transfers. Risk transfer is only made if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	Banks and other financial institutions	Public sector entities	Others	Total
As at 30 June 2008				
Asia Pacific excluding Chinese Mainland				
– Hong Kong	44,441	24,226	409,055	477,722
– Other Asia Pacific locations	105,667	2,772	80,956	189,395
	150,108	26,998	490,011	667,117
North and South America	106,992	158,401	147,414	412,807
Europe	227,436	3,123	53,854	284,413
Middle East and Africa	2,709	–	9,393	12,102
	487,245	188,522	700,672	1,376,439

	Banks and other financial institutions	Public sector entities	Others	Total
As at 31 December 2007				
Asia Pacific excluding Chinese Mainland				
– Hong Kong	33,364	21,063	365,654	420,081
– Other Asia Pacific locations	125,787	46,095	65,030	236,912
	159,151	67,158	430,684	656,993
North and South America	172,011	200,586	147,870	520,467
Europe	373,463	4,315	42,022	419,800
Middle East and Africa	1,689	329	3,632	5,650
	706,314	272,388	624,208	1,602,910

(Amount in millions of Renminbi, unless otherwise stated)

4 Overdue assets

For the purposes of the table below, loans and advances to customers and placements with banks and other financial institutions are considered overdue if either principal or interest payment is overdue.

(1) Gross amount of overdue loans and advances to customers

	As at 30 June 2008	As at 31 December 2007
Gross loans and advances to customers which have been overdue for:		
– between 3 and 6 months	4,105	4,760
– between 6 and 12 months	6,684	9,526
– over 12 months	51,455	48,908
	62,244	63,194
Percentage:		
– between 3 and 6 months	0.13%	0.17%
– between 6 and 12 months	0.20%	0.33%
– over 12 months	1.59%	1.72%
	1.92%	2.22%

(2) Gross amount of overdue placements with banks and other financial institutions

The gross amount of overdue placements with banks and other financial institutions as at 30 June 2008 and 31 December 2007 is not considered material.

(Amount in millions of Renminbi, unless otherwise stated)

5 Segmental information

For the purposes of the table below, loans and advances to customers are considered overdue if either principal or interest payment is overdue. Overdue loans and advances to customers by geographical area are as follow:

	As at 30 June 2008	As at 31 December 2007
Chinese Mainland	93,762	88,956
Hong Kong and Macau	6,396	7,409
Other overseas locations	215	236
	100,373	96,601
Less:		
Gross loans and advances to customers which have been overdue for less than 3 months	(38,129)	(33,407)
	62,244	63,194
Impairment allowance – individually assessed for loans and advances to customers which have been overdue for more than 3 months	(37,510)	(38,119)

Collateral held against loans and advances to customers which have been overdue for more than 3 months mainly include cash deposit and mortgages over properties.

6 Subsidiaries

There are no significant acquisition and disposal of subsidiaries during the six month period ended 30 June 2008. Please refer to 2007 annual report for related information.

Supplementary Information – Reconciliation of Differences between CAS and IFRS Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

	Equity		Net profit attributed to equity holders of the Bank	
	As at 30 June	As at 31 December	For the six month period ended 30 June	
	2008	2007	2008	2007
CAS figures	463,862	454,993	42,037	29,887
Adjustments for accounting standard differences:				
– Reversal of asset revaluation surplus and corresponding depreciation/amortisation and others (1)	(5,589)	(5,781)	192	258
– Deferred tax impact (2)	1,397	1,445	(48)	(602)
Sub-total	(4,192)	(4,336)	144	(344)
IFRS figures	459,670	450,657	42,181	29,543

(1) Reversal of revaluation surplus and corresponding depreciation/amortisation

Under CAS, the Group recorded an asset revaluation adjustment of RMB10,432 million as of 31 December 2003, related principally to land use right, in connection with the Joint Stock Reform Plan. The revalued land use right will be amortized over their remaining useful lives. Under IFRS, relevant asset revaluation surplus and corresponding depreciation/amortisation recognised under CAS should be reversed.

(2) Deferred tax impact

As described above in Note 1, there are differences between the carrying value of relevant assets under CAS and under IFRS. Under IFRS, the tax base of relevant assets is the revalued amount, which resulted in the recognition of deferred tax assets accordingly.

Definitions

In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:

Our Bank/the Bank/the Group/we/us	Bank of China Limited or its predecessors and, except where the context otherwise requires, all of the subsidiaries of Bank of China Limited
Articles of Association	The performing Articles of Association of the Bank
ADB	Asian Development Bank
Basis Point	Refer to 0.01 percentage point
BOC Aviation	BOC Aviation Private Limited (formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd)
BOC Insurance	Bank of China Insurance Company Limited
BOCG Insurance	Bank of China Group Insurance Company Limited
BOCG Investment	Bank of China Group Investment Limited
BOCG Life	BOC Group Life Assurance Company Limited
BOCHK	Bank of China (Hong Kong) Limited, an authorised financial institution incorporated under the laws of Hong Kong and a wholly-owned subsidiary of BOCHK Holdings
BOCHK (BVI)	BOC Hong Kong (BVI) Limited
BOCHK Group	BOC Hong Kong (Group) Limited
BOCHK Holdings	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong and the ordinary shares of which are listed on the Hong Kong Stock Exchange
BOCI	BOC International Holdings Limited
BOCI China	BOC International (China) Limited
BOCI Prudential	BOCI-Prudential Asset Management Limited

Bank of China Investment Management	Bank of China Investment Management Co., Ltd.
BOCOG	Beijing Organising Committee for the Games of the XXIX Olympiad
CBRC	China Banking Regulatory Commission
Central and Southern China	The area including, for the purpose of this report, the branches of Henan, Hubei, Hunan, Guangdong, Shenzhen, Guangxi and Hainan
China Orient	China Orient Asset Management Corporation
CSRC	China Securities Regulatory Commission
CSRC Beijing Bureau	Beijing Bureau of Chinese Securities Regulatory Commission
Eastern China	The area including, for the purpose of this report, the branches of Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi and Shandong
Fullerton Financial	Fullerton Financial Holdings Pte. Ltd.
Fullerton Management	Fullerton Management Pte. Ltd.
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huijin	Central SAFE Investments Limited
NCB (China)	Nanyang Commercial Bank (China) Limited
Northeastern China	The area including, for the purpose of this report, the branches of Heilongjiang, Jilin and Liaoning
Northern China	The area including, for the purpose of this report, the branches of Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia and the Head Office
PBOC	People's Bank of China, PRC

RBS China	RBS China Investments S.à.r.l.
RBS CI	RBS CI Limited
RBS Group	The Royal Bank of Scotland Group plc
RMB or Renminbi	Renminbi, the lawful currency of the People's Republic of China
SFO	Securities and Futures Ordinance of the laws of HKSAR
SSE	the Shanghai Stock Exchange
Temasek	Temasek Holdings (Privete) Limited
UBS	UBS AG
Western China	The area including, for the purpose of this report, the branches of Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Ningxia, Qinghai, Tibet and Xinjiang

Notes to Financial Highlights:

1. Non-interest income = net fee and commission income + net trading gains/(losses) + net gains on investment securities + other operating income

2. Operating income = net interest income + non-interest income

3. Return on average total assets = profit for the period ÷ average total assets. Average total assets = (total assets at the beginning of reporting period + total assets at the end of reporting period) ÷ 2, annualised.

4. Return on average equity = Profit attributable to the equity holders of the Bank ÷ average owner's equity. Average owner's equity = (owner's equity, excluding minority interest, at the beginning of reporting period + owner's equity, excluding minority interest, at the end of reporting period) ÷ 2, annualised.

5. Net interest spread = average yield of interest-earning assets - average cost of interest-bearing liabilities, Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets, Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities, annualised. Average balances are average daily balances derived from the Bank's management accounts (unaudited).

6. Net interest margin = net interest income ÷ average balance of interest-earning assets, annualised. Average balance is average daily balance derived from the Bank's management accounts (unaudited).

7. Non-interest income to operating income = non-interest income ÷ operating income

8. Cost to income ratio = operating expenses ÷ operating income

9. Credit cost = impairment losses on loans ÷ average balance of loans. Average balance of loans = (balance of loans at the beginning of reporting period + balance of loans at the end of reporting period) ÷ 2, annualised.

10. Investment securities include securities available-for-sale, securities held-to-maturity, securities classified as loans and receivables and financial assets at fair value through profit or loss.

11. Loan to deposit ratio = balance of loans at the end of reporting period ÷ balance of due to customers at the end of reporting period

12. Net assets per share = capital and reserves attributable to equity holders of the Bank at the end of reporting period ÷ number of ordinary shares in issue at the end of reporting period

13. Identified impaired loans to gross loans = identified impaired loans at the end of reporting period ÷ gross loans at the end of reporting period

14. Allowance for loan impairment losses to identified impaired loans = allowance for loan impairment losses at the end of reporting period ÷ identified impaired loans at the end of reporting period

15. Certain items in the Bank's interim financial information and their comparatives have been reclassified. The financial highlights are revised accordingly.

By Order of the Board
Cheung Ying YEUNG
Company Secretary

Beijing, PRC, 28 August 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang ,ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*

\# *Independent Non-executive Directors*

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

ANNOUNCEMENT

Date of Board Meeting

The board of directors of the Bank (the "Board") hereby announces that a meeting of the Board will be held on Thursday, 28 August 2008 for the purpose of approving, among other things, the interim results of the Bank and its subsidiaries for the six months ended 30 June 2008.

By Order of the Board
YEUNG Cheung Ying
Company Secretary

Hong Kong, 18 August 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

Our Ref : BS(2008)183(JY) File No. 82-34675

1 September 2008 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No. 82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 31 August 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C W Yeung
Company Secretary

Encl.

File No. 82-34675



Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	02/09/2008 16:47:34	Submitted By 呈交者	02388P02
Date/Time Approved 批准日期/時間	02/09/2008 16:47:36	Approved By 審批者	02388P03
Submission No. 呈交編號	EBIS-080901-00081	Status 狀況	Approved

Issuer 發行人	LM02388 BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung		
Contact No. 聯絡電話	2846 2700		

For the month ended : 31/08/2008
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited
Representative Code/Name 代表代號／姓名		

Contact Person 聯絡人 Jason C.W. Yeung

Contact Telephone No. 聯絡電話 2846 2700

Date submitted 呈交日期 02/09/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 2388 Description :
(1) 股份代號： 說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）				

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of the month 本月底結存	20,000,000,000	HKD 5.00	100,000,000,000

(2) Stock Code :
(2) 股份代號：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

2. Preference Shares
2. 優先股

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month			

本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy)（到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( )	HKD				Ordinary (1) 普通股 (1) Ordinary (2)

Stock Code
股份代號

Subscription Price
認購價 HKD

普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

2. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

(•) Ordinary (1)
普通股 (1)
( ) Ordinary (2)
普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

3. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

(•) Ordinary (1)
普通股 (1)
( ) Ordinary (2)
普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

4. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

(•) Ordinary (1)
普通股 (1)
( ) Ordinary (2)
普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

Convertibles
可換股票據

	Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				● Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2.	Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				● Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3.	Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				● Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

由此而產生的新股數目

1.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	● Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	● Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	● Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	● Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2)

Preference
優先股

Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 ：
（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date:
(dd/mm/yyyy)
註銷日期 ：
（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date:
(dd/mm/yyyy)
贖回日期 ：
（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

8. **Other**
其他

At Price :
價格 : HKD

Issue and allotment Date :
(dd/mm/yyyy)
發行及配發日期 ：

Ordinary (1)
普通股 (1)

(日／月／年)

( ) Ordinary (2)
普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

(Please specify)
(請註明)

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Jason C.W. Yeung
* Title 職銜	Company Secretary

OK 確認

END

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。